As filed with the Securities and Exchange Commission on May 29, 2025

Securities Act File No. 333-274966

Investment Company Act File No. 811-23909

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.

☒ POST-EFFECTIVE AMENDMENT NO. 3

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒AMENDMENT NO. 5

Eagle Point Enhanced Income Trust

(Exact name of registrant as specified in charter)

600 Steamboat Road, Suite 202

Greenwich, CT 06830

(203) 340-8500

(Address and telephone number, including area code, of principal executive offices)

Thomas P. Majewski
600 Steamboat Road, Suite 202
Greenwich, CT 06830

(Name and address of agent for service)

COPIES TO:

Thomas J. Friedmann, Esq. Dechert LLP One International Place,40th Floor 100 Oliver Street Boston, MA 02110 (617) 728-7120	Alexander C. Karampatsos, Esq. Dechert LLP 1900 K Street, N.W. Washington, DC 20006-1110 (202) 261-3402

Approximate Date of Commencement of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

☐	immediately upon filing pursuant to paragraph (b) of Rule 486.

☐	on (date) pursuant to paragraph (b) of Rule 486.

☒	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

The information in this preliminary prospectus is not complete and may be changed. The Fund may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

Preliminary Prospectus Dated May 29, 2025

Eagle Point ENHANCED income TRUST

PROSPECTUS

[ ], 2025

CLASS AA SHARES, CLASS A SHARES, CLASS C SHARES, CLASS I SHARES AND CLASS S SHARES OF BENEFICIAL INTEREST

600 Steamboat Road Suite 202 Greenwich, CT 06830 (844) 810-6501

Eagle Point Enhanced Income Trust (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund is managed by Eagle Point Enhanced Income Management LLC (the “Adviser”), which is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”). An affiliate of the Adviser, Eagle Point Credit Management LLC, or “Eagle Point Credit Management,” provides investment professionals and other resources to the Adviser as the Adviser may determine to be reasonably necessary to conduct its operations. The Fund has elected to be treated, and to qualify annually, as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

Investment Objectives and Principal Investment Strategy. The Fund’s primary investment objective is to generate high current income, with a secondary objective to generate capital gains. We seek to achieve our investment objectives by investing in a broad range of income-oriented assets, including Portfolio Debt Securities, Strategic Credit investments, and equity and junior debt tranches of collateralized loan obligations, or “CLOs” (each as described in the Prospectus Summary, below).

We may borrow funds to make investments. As a result, we would be exposed to the risk of borrowing (also known as leverage), which may be considered a speculative investment technique. Leverage increases the volatility of investments and magnifies the potential for loss on amounts invested, thereby increasing the risk associated with investing in our Shares. See “Risk Factors — Risks Related to Our Investments — We may leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us.”

Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program. Before buying any of the Fund’s common shares of beneficial interest (“Shares”), you should read the discussion of the principal risks of investing in the Fund, which are summarized in “Prospectus Summary—Summary Risk Factors” beginning on page 6 and in “Risk Factors” beginning on page 32.

Interval Fund. The Fund is designed primarily for long-term investors and not as a trading vehicle. The Fund is an “interval fund” (defined below) pursuant to which it, subject to applicable law, will conduct quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding Shares at net asset value, or “NAV.” In connection with any given repurchase offer, it is expected that the Fund will offer to repurchase the minimum amount of 5% of its outstanding Shares. It is possible that a repurchase offer may be oversubscribed, with the result that common shareholders (“Shareholders”) may only be able to have a portion of their Shares repurchased. The Fund does not currently intend to list its Shares for trading on any national securities exchange. The Shares are, therefore, not readily marketable. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to seek to provide liquidity to Shareholders, you should consider the Shares to be illiquid. The Repurchase Offer Notice (defined below) is sent to Shareholders at least 21 calendar days and no more than 42 calendar days before the Repurchase Request Deadline (defined below). The Fund expects to determine the NAV applicable to repurchases no later than the Repurchase Pricing Date (defined below). The Repurchase Pricing Date shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day. The Fund will distribute payment to Shareholders no later than seven calendar days after the Repurchase Pricing Date. The Fund will make repurchase offers in the months of March, June, September and December, with payment being distributed to Shareholders within the time period discussed above. See “Repurchases of Shares.”

	Per Class AA Share	Per Class A Share	Per Class C Share	Per Class I Share	Per Class S Share	Total(1)
Public Offering Price	At current NAV plus any applicable sales load	At current NAV plus any applicable sales load	At current NAV	At current NAV	At current NAV plus any applicable sales load	Unlimited
Sales Load(1) as a percentage of purchase amount	Up to 6.75%	Up to 5.75%	None	None	Up to 3.50%	Up to 6.75%
Proceeds to the Fund Before Expenses(2)	Current NAV	Current NAV	Current NAV	Current NAV	Current NAV	Unlimited

(1)	Investors purchasing Class AA Shares may be charged a sales load of up to 6.75% of the investment amount, investors purchasing Class A Shares may be charged a sales load of up to 5.75% of the investment amount and investors purchasing Class S Shares may be charged a sales load of up to 3.50% of the investment amount. The sales load may be reduced. Please see “Plan of Distribution” for more details. The table assumes the maximum sales load is charged.

(2)	The Fund is currently offering on a continuous basis an unlimited number of Shares. Subject to limitations and restrictions described in this Prospectus and the SAI, the Fund bears the Fund’s organizational costs and ongoing offering costs associated with the Fund’s continuous offering of Shares. The Fund may pay for organizational and offering (“O&O”) expenses up to a limit of 1.50% of gross equity contributions (including the value of the initial seed portfolio). The Adviser, Eagle Point Administration LLC (the “Administrator”), or their affiliates will bear any O&O expenses in excess of the 1.50% limit. See “Fund Expenses.”

The Fund is offering an unlimited number of Shares on a continuous basis at the NAV per Share plus any applicable sales loads.

Eagle Point Securities LLC acts as the distributor of the Shares (the “Distributor”) on a best-efforts basis, subject to various conditions. The Distributor may enter into selected dealer agreements with various brokers-dealers and other financial intermediaries (“Selling Agents”), some of which may be affiliates of the Adviser, that have agreed to participate in the distribution of the Shares. Investments in the Class AA Shares are subject to a sales load of up to 6.75% of the investment amount. Investments in the Class A Shares are subject to a sales load of up to 5.75% of the investment amount. Investments in the Class S Shares are subject to a sales load of up to 3.50% of the investment amount. Class C and Class I Shares are not subject to an upfront sales load. The Adviser, the Distributor and a Selling Agent (each as defined herein) may, as mutually agreed and stated in the applicable agreement, waive all or a portion of the sales load for certain investors. The minimum initial investment for Class AA, Class A, Class C, Class I Shares and Class S Shares is $2,500, and the minimum additional investment in the Fund by any investor is $500. The Fund reserves the right to waive investment minimums. The Distributor and/or any Selling Agent may impose additional eligibility requirements for investors who purchase Shares through the Distributor or such Selling Agent. See “Plan of Distribution.” The Fund does not currently offer Class A, Class C, Class I or Class S Shares.

Investing in our Shares may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” beginning on page 37 to read about the risks you should consider before buying our Shares, including the risk of leverage.

●	Our Shares will not be publicly traded and you should not expect to be able to sell your Shares regardless of how we perform.

●	Our Shares are not currently listed on any securities exchange, and we do not expect a secondary market in the Shares to develop in the foreseeable future, if ever.

●	The Fund intends to provide liquidity through quarterly offers to repurchase a limited amount of the Fund’s Shares (expected to be 5% of the Fund’s Shares outstanding per quarter). See “Repurchases of Shares.”

●	An investment in our Shares is not suitable for investors that require short-term liquidity. See “Repurchases of Shares.”

●	We may, but are not obligated to, pursue a liquidity event for our Shareholders. A liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our Shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Trustees (the “Board” or “Board of Trustees”) in which our Shareholders will receive cash or shares of a publicly traded company, which may be another investment company managed by our Adviser or an affiliate of the Adviser. See “Liquidity Strategy.”

●	Because you will be unable to sell your Shares through a securities exchange, you will be unable to reduce your exposure on any market downturn.

●	A portion or all of any distribution paid by the Fund may consist of a return of capital.

●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to Shareholders through distributions will be distributed after the accrual of fees and expenses.

●	The amount of distributions that the Fund may pay, if any, is uncertain.

●	An investor in Class AA Shares will pay a sales load of up to 6.75% and organizational and offering expenses of up to 1.50% on the amounts it invests. If you pay the maximum aggregate 8.25% for sales load and organizational and offering expenses, you must experience a total return on your net investment of 8.99% in order to recover these expenses.

●	An investor in Class S Shares will pay a sales load of up to 3.50% and organizational and offering expenses of up to 1.50% on the amounts it invests. If you pay the maximum aggregate 5.00% for sales load and organizational and offering expenses, you must experience a total return on your net investment of [ ]% in order to recover these expenses.

●	The Fund does not currently offer Class A, Class C, Class I or Class S Shares.

This Prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information (“SAI”) dated [ ], 2025, has been filed with the SEC. The SAI is incorporated by reference into, and is legally considered part of, this Prospectus. The Fund produces both annual and semi-annual reports that contain important information about the Fund. The SAI and the annual and semi-annual reports, as well as additional information about the Fund are available upon request and without charge on our website, at www.EPEnhanced.com or by calling (866) 661-6615. The SAI, and other information about the Fund, is also available on the SEC’s website (http://www.sec.gov). The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined that this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information.

PROSPECTUS SUMMARY

The following summary highlights some of the information contained in this prospectus. It is not complete and may not contain all the information that is important to a decision to invest in our securities. You should read carefully the more detailed information set forth under “Risk Factors” and the other information included in this prospectus and any applicable prospectus supplement. Except where the context suggests otherwise, the terms:

●	“Eagle Point Enhanced Income Trust,” the “Fund,” “we,” “us” and “our” refer to Eagle Point Enhanced Income Trust, a Delaware statutory trust and any consolidated subsidiaries;

●	“Eagle Point Enhanced Income Management” and “Adviser” refer to Eagle Point Enhanced Income Management LLC, a Delaware limited liability company;

●	“Eagle Point Administration” and “Administrator” refer to Eagle Point Administration LLC, a Delaware limited liability company; and

●	“Eagle Point Credit Management” and “Eagle Point” refer to Eagle Point Credit Management LLC, a Delaware limited liability company.

Eagle Point Enhanced Income Trust

We are an externally managed, non-diversified closed-end management investment company that has registered as an investment company under the 1940 Act. We have elected to be treated, and intend to qualify annually, as a regulated investment company, or “RIC,” under Subchapter M of the Code commencing with our tax year ending on September 30, 2024.

Our primary investment objective is to generate high current income, with a secondary objective to generate capital gains. We will pursue an investment strategy primarily across Portfolio Debt Securities, Strategic Credit investments and CLO equity and junior debt securities (each as described below). The Fund’s allocation to the foregoing categories of investments will vary over time.

Please refer to the section “Business – Investment Objectives, Strategies, and Policies” for a more detailed description of the Fund’s investment strategies and the instruments in which the Fund may invest.

Portfolio Debt Securities. For purposes of the Fund, the Adviser defines “Portfolio Debt Securities” primarily as debt and preferred equity securities or instruments (including debt and preferred securities which are convertible into common equity) issued by funds and investment vehicles, such as business development companies (“BDCs”), registered closed-end investment companies, unregistered private funds, real estate investment trusts (“REITs”), and sponsors of such vehicles (collectively referred to as “funds and other investment vehicles”), to finance a portion of their underlying investment portfolios. Portfolio Debt Securities may consist of loans under which such a fund or investment vehicle (or special purpose vehicle thereof) is a borrower, and other securities or instruments that the Adviser believes, in its discretion, are consistent with the foregoing. As part of the Portfolio Debt Securities strategy, the Fund may invest in collateralized fund obligations (“CFOs”), which typically consist of tranches of notes and/or equity issued by a special purpose vehicle that is collateralized by limited partnership interests in private funds. Under current market conditions, the Adviser generally expects that the majority of Portfolio Debt Securities in which the Fund invests will be backed by portfolios of U.S.-based credit-related assets.

Strategic Credit. Strategic Credit investments consist of a broad range of credit-related investments that the Adviser believes present attractive risk-adjusted returns under then current market conditions. Such investments may include, among other credit-related securities and instruments, (i) high yield, investment grade and distressed corporate bonds, (ii) corporate loans (including, without limitation, senior secured loans, mezzanine loans, revolving loans, delayed draw loans, distressed loans, and debtor-in-possession (“DIP”) financings), (iii) common stock and other securities or instruments issued by funds and other investment vehicles, (iv) credit-related exchange-traded funds, (v) credit default swaps and other credit derivatives, (vi) commodity-related investments, (vii) securities issued by asset-backed and similar securitization vehicles (including, without limitation, collateralized bond obligations, mortgage-backed securitizations, credit-linked notes, and small business loan pool certificates), (viii) regulatory capital relief investments (including, without limitation, Significant Risk Transfer (or “SRT”) transactions), (ix) equipment loans/leases, (x) convertible debt (including contingent convertible securities), preferred equity, warrants, and rights, and (xi) derivative instruments on any of the foregoing. The asset-backed securities (or “ABS”) in which the Fund can invest may be collateralized by various types of underlying credit obligations and/or other assets, including corporate loans/bonds, fund financing facilities, automobile and equipment loans/leases, corporate receivables, mortgages, and consumer loans, among other types of assets. Regulatory capital relief investments, such as SRT transactions, enable a bank or other issuer to transfer the credit risk associated with a pool of underlying obligations (or “reference assets”) to investors, such as the Fund, in order to obtain regulatory capital relief and/or risk relief on that portfolio. Regulatory capital relief investments are generally structured as a credit-linked note.

CLO Equity and Junior Debt Securities. The Fund intends to acquire interests in newly issued CLO equity tranches and may also from time to time acquire newly issued CLO junior debt tranches, loan accumulation facilities (“LAFs”), and previously issued CLO equity and junior debt tranches in secondary market transactions, in each case taking into account applicable market conditions. The Adviser may seek opportunities to acquire interests in CLO equity tranches so that, either on a standalone basis or together with interests held by other accounts managed by certain affiliates of the Adviser, including Eagle Point Credit Management and Eagle Point Income Management LLC, the interests represent a majority interest in the equity tranche, subject to any restrictions on our ability to invest alongside such other accounts. See “Conflicts of Interest — Co-Investments and Related Party Transactions.” The Fund may also invest in minority interests in the equity tranche of a CLO.

Derivatives and Other Related Techniques. The Fund may engage in derivative transactions and may sell securities short from time to time. To the extent the Fund engages in derivative transactions, it expects to do so for investment purposes (e.g., to obtain synthetic exposure to any of the Fund’s target asset classes) or for risk-management purposes (e.g., to hedge against interest rate risks, credit risks, currency risks or other risks). Among other derivative instruments, the Adviser expects that the Fund may purchase or sell exchange-listed and OTC options, futures, options on futures, swaps and similar instruments, various interest rate transactions, such as swaps, caps, floors or collars, and credit transactions and credit default swaps. The Fund also may purchase and sell derivative instruments that combine features of these instruments. Collectively, we refer to these financial management techniques as “Derivative Transactions.” Our use of Derivative Transactions, if any, will generally be deemed to create leverage for us and involves significant risks. No assurance can be given that our strategy and use of derivatives will be successful, and our investment performance could diminish compared with what it would have been if Derivative Transactions were not used. See “Risk Factors — Risks Related to Our Investments — We are subject to risks associated with any hedging or Derivative Transactions in which we participate.”

Temporary Defensive Position. We may take a temporary defensive position and invest all or a substantial portion of our assets in cash or cash equivalents, government securities or short-term fixed income securities during periods in which we believe that adverse market, economic, political or other conditions make it advisable to maintain a temporary defensive position. As certain of the assets in which we invest are generally illiquid in nature, we may not be able to dispose of such investments and take a defensive position. To the extent that we invest defensively, we likely will not achieve our investment objectives.

Portfolio Construction Process. Our Adviser will allocate our assets across the Fund’s three core investment strategies, as described above. The Adviser considers numerous factors in determining our allocations, including but not limited to, the availability of suitable origination and acquisition opportunities, the relative attractiveness (i.e., expected risk-adjusted return) of individual investments, portfolio level credit risk, capital deployment optimization, macroeconomic conditions, and applicable regulatory limitations. The Adviser also monitors and actively manages the Fund’s existing investment portfolio. The Adviser may seek to dispose of the Fund’s investments prior to maturity for risk management purposes or to otherwise rotate into more attractive opportunities. As a result of the foregoing, the Fund’s asset allocations are expected to change over time.

Eagle Point Enhanced Income Management

The Adviser manages our investments subject to the supervision of our Board pursuant to an investment advisory agreement, or the “Investment Advisory Agreement.” An affiliate of the Adviser, Eagle Point Credit Management, provides, under a personnel and resources agreement, or the “Personnel and Resources Agreement,” investment professionals and other resources to the Adviser as the Adviser may determine to be reasonably necessary to the conduct of its operations. An affiliate of the Adviser, Eagle Point Administration, performs, or arranges for the performance of, our required administrative services. For a description of the fees and expenses that we pay to the Adviser and the Administrator, see “Management.”

The Adviser is registered as an investment adviser with the SEC. As of February 28, 2025, the Adviser and its affiliates had over $12 billion of gross assets under management, inclusive of committed but undrawn capital as of such date. Eagle Point Credit Management is the investment adviser to a private fund that has investment objectives, policies and strategies substantially similar to those of the Fund and had $[ ] of assets as of [ ], 2025. Eagle Point Credit Management’s diversified investor base is comprised of institutional investors, high net worth individuals and retail investors.

The Adviser is primarily owned indirectly by certain of the Trident Funds (as defined below). Additionally, certain senior employees of Eagle Point Credit Management and an unaffiliated insurance company (which is a member of the Predecessor Fund (as defined below)) hold indirect ownership interests in the Adviser. The Adviser is ultimately governed by a board of managers, or the “Adviser’s Board of Managers,” which includes Thomas P. Majewski and certain principals of Stone Point Capital LLC, or “Stone Point.” See “Management” below and “Management of the Fund–Adviser’s Board of Managers” in the SAI.

Eagle Point Credit Management was established in 2012 by Mr. Majewski and Stone Point Capital LLC, or “Stone Point,” as investment manager of the Trident Funds and related investment vehicles, which we refer to collectively as the “Trident Funds.” Stone Point, an investment adviser registered with the SEC, is a specialized private equity firm focused on the financial services industry.

The Adviser’s Investment Committee is ultimately responsible for our day-to-day investment management and the implementation of our investment strategy and process. All final investment decisions are made by the Investment Committee or, in some cases, other senior members of the Adviser’s investment team pursuant to delegated authority. The Investment Committee is led by Mr. Majewski, Managing Partner of the Adviser and Eagle Point Credit Management, and is also comprised of Daniel W. Ko, Senior Principal and Portfolio Manager, and Daniel M. Spinner, Senior Principal and Portfolio Manager. See “Management — Investment Committee” for additional information regarding the experience of the members of the Adviser’s Investment Committee.

In addition to managing our investments, the Adviser and its affiliates and the members of the Investment Committee manage investment accounts for other clients, including other closed-end management investment companies that are registered under the 1940 Act, privately offered pooled investment vehicles and institutional separate accounts. Many of these accounts pursue an investment strategy that substantially or partially overlaps with the strategy that we pursue.

Our Structure and Investment Portfolio

On October 1, 2023, Eagle Point Enhanced Income Investor LLC, a private fund (the “Predecessor Fund”) that is not registered under the 1940 Act, reorganized with and into the Fund in exchange for 100% of the Fund’s shares of beneficial interest and the assumption by the Fund of all the Predecessor Fund’s liabilities. The Predecessor Fund’s manager was Eagle Point Credit Management, and the Fund’s investment objective, strategies and policies, and portfolio managers are, in all material respects, equivalent to those of the Predecessor Fund. After the reorganization, the Predecessor Fund was subsequently liquidated.

Financing Strategy

Leverage by the Fund.  We may use leverage as and to the extent permitted by the 1940 Act. We are permitted to obtain leverage using any form of financial leverage instruments, including funds borrowed from banks or other financial institutions, margin facilities, notes or preferred shares and leverage attributable to reverse repurchase agreements or similar transactions. Certain instruments that create leverage are considered to be senior securities under the 1940 Act. With respect to senior securities representing indebtedness (i.e., borrowing or deemed borrowing, including the borrowings under the Texas Capital Bank Credit Facility (defined below)), other than temporary borrowings as defined under the 1940 Act, we are required under current law to have an asset coverage of at least 300%, as measured at the time of borrowing and calculated as the ratio of our total assets (less all liabilities and indebtedness not represented by senior securities) over the aggregate amount of our outstanding senior securities representing indebtedness. With respect to senior securities that are equity (i.e. preferred shares, including the Preferred Shares (defined below)), we are required under current law to have an asset coverage of at least 200%, as measured at the time of the issuance of any such preferred shares and calculated as the ratio of our total assets (less all liabilities and indebtedness not represented by senior securities) over the aggregate amount of our outstanding senior securities representing indebtedness plus the aggregate liquidation preference of any outstanding preferred shares.

As of [ ], 2025, we had one series of preferred shares outstanding, the Series A Term Cumulative Preferred Shares due 2029 (the “Preferred Shares”). See “Description of Capital Structure—Preferred Shares—Series A Term Cumulative Preferred Shares due 2029.”

On August 22, 2024, we entered into a credit agreement with Texas Capital Bank, as lender, that established a revolving credit facility (the “Texas Capital Bank Credit Facility”). Pursuant to the terms of the Texas Capital Bank Credit Facility, we can borrow up to an aggregate principal balance of $25,000,000 (the “Commitment Amount”). Such borrowings under the Texas Capital Bank Credit Facility bear interest at Term SOFR (subject to any applicable floor) plus a spread under the credit agreement. We are required to pay a commitment fee on the unused amount.

The Texas Capital Bank Credit Facility will mature on the earlier of (i) the termination of the Commitment, as defined by the terms of the Texas Capital Bank Credit Facility or (ii) the scheduled maturity date of August 24, 2026. We have the option to extend the maturity from time to time in accordance with the Texas Capital Bank Credit Facility agreement.

As of December 31, 2024, our leverage, which includes the Preferred Shares and borrowings under the Texas Capital Bank Credit Facility, represented approximately 34.8% of our total assets (less current liabilities). As of December 31, 2024, our asset coverage ratios in respect of (i) senior securities representing indebtedness and (ii) our outstanding Preferred Shares, each as calculated pursuant to Section 18 of the 1940 Act, were 1,725% and 287%, respectively. In the event we fail to meet our applicable asset coverage ratio requirements, we may not be able to incur additional debt and/or issue preferred shares, and could be required by law or otherwise to sell a portion of our investments to repay some debt or redeem preferred shares (if any) when it is disadvantageous to do so, which could have a material adverse effect on our operations, and we may not be able to make certain distributions or pay dividends of an amount necessary to continue to qualify as a RIC for U.S. federal income tax purposes. In addition, we may borrow for temporary or other purposes as permitted under the 1940 Act, which indebtedness would be in addition to the asset coverage requirements described above.

We expect that we will, or that we may need to, raise additional capital in the future to fund our continued growth, and we may do so by borrowing under credit facilities, issuing additional preferred shares or issuing debt securities or through other leveraging instruments. Subject to the limitations under the 1940 Act, we may incur additional leverage opportunistically or not at all and may choose to increase or decrease our leverage. We may use different types or combinations of leveraging instruments at any time based on the Adviser’s assessment of market conditions and the investment environment, including forms of leverage other than preferred shares, debt securities and/or credit facilities. In addition, we may borrow for temporary, emergency or other purposes as permitted under the 1940 Act, which indebtedness would generally not be subject to the asset coverage requirements described above. By leveraging our investment portfolio, we may create an opportunity for increased net income and capital appreciation. However, the use of leverage also involves significant risks and expenses, which will be borne entirely by our Shareholders, and our leverage strategy may not be successful. For example, the more leverage is employed, the more likely a substantial change will occur in our NAV per share of our Shares. See “Risk Factors — Risks Related to Our Investments — We may leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us.”

Operating and Regulatory Structure

We are an externally managed, non-diversified closed-end management investment company that has registered as an investment company under the 1940 Act. As a registered closed-end management investment company, we are required to meet certain regulatory tests. See “Regulation as a Closed-End Management Investment Company.” In addition, we have elected to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code, commencing with our tax year ending on September 30, 2024.

Our investment activities are managed by the Adviser and supervised by our Board of Trustees. Under the Investment Advisory Agreement, we have agreed to pay the Adviser an annual base management fee based on our “Managed Assets” as well as an incentive fee based on our “Pre-Incentive Fee Net Investment Income.” “Managed Assets” means our total assets (including assets attributable to our use of leverage) minus the sum of our accrued liabilities (other than liabilities incurred for the purpose of creating leverage). See “Management.” We have also entered into an administration agreement, which we refer to as the “Administration Agreement,” under which we have agreed to reimburse the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the Administration Agreement. See “Management.”

Conflicts of Interest

Our executive officers and Trustees, and the Adviser and certain of its affiliates and their officers and employees, including the members of the Investment Committee, have several conflicts of interest as a result of the other activities in which they engage. The Adviser and the Administrator are affiliated with other entities engaged in the financial services business. In particular, the Adviser and the Administrator are affiliated with other Eagle Point advisers and Stone Point, and certain members of the Adviser’s ultimate Board of Managers are principals of Stone Point. Pursuant to certain management agreements, Stone Point has received delegated authority to act as the investment adviser of the Trident Funds. The Adviser and the Administrator are primarily owned indirectly by certain of the Trident Funds. The Trident Funds and other private equity funds managed by Stone Point invest in financial services companies. Additionally, an unaffiliated insurance company which is a shareholder of the Fund indirectly owns a portion of the limited liability company interests in the Adviser. Also, under the Personnel and Resources Agreement, Eagle Point Credit Management makes available the personnel and resources, including portfolio managers and investment personnel, to the Adviser as the Adviser may determine to be reasonably necessary to the conduct of its operations. These relationships may cause the Adviser’s or the Administrator’s and certain of their affiliates’ interests, and the interests of their officers and employees, including the members of the Investment Committee, to diverge from our interests and may result in conflicts of interest that may not be foreseen or resolved in a manner that is always or exclusively in our best interest.

Our executive officers and Trustees, as well as other current and potential future affiliated persons, officers and employees of the Adviser and certain of its affiliates, may serve as officers, Trustees or principals of, or manage the accounts for, other entities with investment strategies that substantially or partially overlap with the strategy that we pursue. Accordingly, they may have obligations to investors in those entities, the fulfillment of which obligations may not be in the best interests of us or our Shareholders.

In order to address such conflicts of interest, we have, among other things, adopted a code of ethics under Rule 17j-1 of the 1940 Act. Similarly, the Adviser has separately adopted the “Adviser Code of Ethics.” The Adviser Code of Ethics requires the officers and employees of the Adviser to act in the best interests of the Adviser and its client accounts (including us), act in good faith and in an ethical manner, avoid conflicts of interests with the client accounts to the extent reasonably possible and identify and manage conflicts of interest to the extent that they arise. Personnel subject to each code of ethics may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. Our Trustees and officers, and the officers and employees of the Adviser, are also required to comply with applicable provisions of the U.S. federal securities laws and make prompt reports to supervisory personnel of any actual or suspected violations of law.

The Adviser has entered into, and may in the future enter into additional, business arrangements with certain of our shareholders, including granting indirect ownership in limited liability company interests in the Adviser. In such cases, such shareholders may have an incentive to vote shares held by them in a manner that takes such arrangements into account (subject to any contractual voting restrictions or other similar arrangements). As a result of these relationships and separate business activities, the Adviser has conflicts of interest in allocating management time, services and functions among us, other advisory clients and other business activities. See “Conflicts of Interest.”

Pursuant to written investment allocation policies and procedures, the Adviser and its affiliates seek to allocate investment opportunities among accounts in a manner that is fair and equitable over time. In addition, an account managed by the Adviser, such as us, is expected to be considered for the allocation of investment opportunities together with other accounts managed by certain affiliates of the Adviser. There is no assurance that such opportunities will be allocated to any particular account equitably in the short-term or that any such account, including us, will be able to participate in all investment opportunities that are suitable for it. See “Conflicts of Interest — Code of Ethics and Compliance Procedures.”

Co-Investment with Affiliates.  In certain instances, we co-invest on a concurrent basis with other accounts managed by certain of the Adviser’s affiliates, subject to compliance with applicable exemptive relief, regulations and regulatory guidance and the Adviser’s written allocation procedures. Exemptive relief granted by the SEC permits us to participate in certain negotiated co-investments alongside other accounts managed by certain of the Adviser’s affiliates, subject to certain conditions including (i) that a majority of our Trustees who have no financial interest in the transaction and a majority of our Trustees who are not “interested persons,” as defined in the 1940 Act, of us approve the co-investment and (ii) the price, terms and conditions of the co-investment are the same for each participant, subject to the terms of the applicable exemptive order. See “Conflicts of Interest — Co-Investments and Related Party Transactions.”

Summary Risk Factors

The value of our assets, as well as the net asset value of our securities, will fluctuate. An investment in our securities should be considered risky, and you may lose all or part of your investment in us. Investors should consider their financial situation and needs, other investments, investment goals, investment experience, time horizons, liquidity needs and risk tolerance before investing in our securities. An investment in our securities may be speculative in that it involves a high degree of risk and should not be considered a complete investment program. We are designed primarily as a long-term investment vehicle, and our securities are not an appropriate investment for a short-term trading strategy. We can offer no assurance that returns, if any, on our investments will be commensurate with the risk of investment in us, nor can we provide any assurance that enough appropriate investments that meet our investment criteria will be available.

The following is a summary of certain principal risks of an investment in us. See “Risk Factors” for a more complete discussion of the risks of investing in our securities, including certain risks not summarized below.

●	Risks of Investing in Certain Pooled Issuers and other Structured Debt Securities. Portfolio Debt Securities, CLOs, CFOs and other structured finance securities are generally backed by a pool of credit-related assets that serve as collateral. Accordingly, such securities present risks similar to those of other types of credit investments, including default (credit), interest rate and prepayment risks. In addition, such may be governed by a complex series of legal documents and contracts, which increases the risk of dispute over the interpretation and enforceability of such documents relative to other types of investments. There is also a risk that the trustee of a CLO does not properly carry out its duties to the CLO, potentially resulting in loss to the CLO. CLOs are also inherently leveraged vehicles and are subject to leverage risk.

●	Ability to Extend Financing on Advantageous Terms; Competition and Supply. The success of the Fund’s investment program will depend in part on the ability of the Fund to obtain access to potentially scarce investments on advantageous terms. In extending financing to borrowers, lenders will compete with a broad spectrum of competitors, some of which may be willing to lend money on terms more favorable to borrowers. Such competing lenders may include private investment funds, public funds, commercial and investment banks, commercial financing companies and other entities. Some competitors may have a lower cost of funds or access to additional funding sources. In addition, some competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships. Also, the Adviser may ultimately choose not to compete for investment opportunities based on interest rates. Ultimately, increased competition for, or a diminution in the available supply of, qualifying borrowers may result in lower yields on financing extended to such borrowers, which could reduce returns to the Fund.

●	Investments in Unsecured Debt. Certain of the Fund’s investments are expected to constitute unsecured debt. While unsecured debt ranks senior to common stock or preferred equity of an issuer, unsecured debt effectively ranks subordinate in priority of payment to secured debt and may not have the benefit of financial covenants common for secured debt. Unlike secured debt, unsecured debt does not have the benefit of a lien with respect to specific collateral. In any liquidation, dissolution, bankruptcy or similar proceeding involving an issuer, the holders of the issuer’s secured debt may assert rights against the assets pledged to secure that debt in order to receive full payment of their debt before the assets may be used to pay other creditors of the issuer, including the Fund. Accordingly, unsecured debt typically involves a heightened level of risk of loss of principal.

●	Investments in Secured Debt. The assets of the portfolio of the Fund may include secured debt, which involve various degrees of risk of a loss of capital. The factors affecting an issuer’s secured debt, and its overall capital structure, are complex. Some secured loans may not necessarily have priority over all other debt of an issuer. For example, some secured loans may permit other secured obligations (such as overdrafts, swaps or other derivatives made available by members of the syndicate to the company), or involve secured loans only on specified assets of an issuer. Issuers of secured loans may have two tranches of secured debt outstanding each with secured debt on separate collateral. In the event of Chapter 11 filing by an issuer, the U.S. Bankruptcy Reform Act of 1978, as amended, authorizes the issuer to use a creditor’s collateral and to obtain additional credit by grant of a priority lien on its property, senior even to liens that were first in priority prior to the filing, as long as the issuer provides what the presiding bankruptcy judge considers to be “adequate protection” which may but need not always consist of the grant of replacement or additional liens or the making of cash payments to the affected secured creditor. The imposition of priority liens on the Fund’s collateral would adversely affect the priority of the liens and claims held by the Fund and could adversely affect the Fund’s recovery on the affected debt. Any secured debt is secured only to the extent of its lien and only to the extent of underlying assets or incremental proceeds on already secured assets. Moreover, underlying assets are subject to credit, liquidity, and interest rate risk.

●	Subordinated Securities Risk. Certain debt securities in which we may invest are subordinated to more senior tranches of debt. Accordingly, such debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same issuer. In addition, certain securities are under-collateralized in that the face amount of the issuer’s debt and equity exceeds its total assets. With respect to certain investments that we expect to acquire, we will be in a first loss or subordinated position with respect to realized losses on the underlying assets held by the issuers of such securities.

●	High Yield Investment Risk. Certain investments that we acquire are expected to be rated below investment grade or unrated. Such securities are sometimes referred to as “higher yield” or “junk” securities and are considered speculative with respect to timely payment of interest and repayment of principal. The senior secured loans and other credit-related assets underlying certain investments may also be higher yield investments. Investing in such investments involves greater credit and liquidity risk than investment grade obligations, which may adversely impact our performance.

●	Leverage Risk. The use of leverage, whether directly or indirectly through investments such as CLO equity or junior debt securities and investments of certain other issuers that inherently involve leverage, may magnify our risk of loss. CLO equity or junior debt securities are very highly leveraged (with CLO equity securities typically being leveraged ten times), and therefore the CLO securities in which we invest are subject to a high degree of risk of loss since the use of leverage magnifies losses. Because we have incurred leverage through indebtedness for borrowed money and the issuance of the Preferred Shares (i.e., senior securities), our common shareholders are subordinated to the rights of such senior security holders. In particular, dividends, distributions and other payments to common shareholders are subject to prior payments due to such senior security holders. In addition, the 1940 Act provides preferred shareholders and, in certain cases, debt holders, with voting rights that are equal or superior to the voting rights of our common shareholders.

●	Credit Risk. The Fund will invest primarily in credit and credit-related instruments and derivatives. Such investments generally fluctuate in value based upon broader market factors, such as changes in interest rates, and also based on developments affecting the perceived creditworthiness and ability of the borrower to repay the principal and interest owed with respect to the underlying indebtedness. If a credit investment in our portfolio declines in price and/or fails to pay interest or principal when due because the issuer or debtor, as the case may be, experiences a decline in its financial status, our NAV and/or income would be adversely impacted.

●	Risks of Default on Underlying Assets. A default and any resulting loss on an underlying asset will reduce its fair value and, consequently, the fair value of the related investment and the Fund’s portfolio. A wide range of factors could adversely affect the ability of the issuer of an underlying asset to make interest or other payments on that asset. Any defaults and losses will have a negative impact on the fair value of the Fund’s investments and will reduce the cash flows that the Fund receives from its investments.

●	Limited Operating History. We are a non-diversified, closed-end management investment company with limited operating history as such. While the Adviser’s affiliates have a multi-year track record investing in credit investments, prospective investors have a limited track record and history on which to base their investment decision in this Fund. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objective, achieve our desired portfolio composition, or raise sufficient capital.

●	Risk of Inability to Identify Sufficient Number of Investment Opportunities. There can be no assurance that the Adviser will be able to find suitable opportunities consistent with its investment approaches. The Adviser may be unable to find a sufficient number of attractive opportunities to meet its investment objectives. Among other things, market conditions may limit the availability of investment opportunities and the competition for investment opportunities (including among other accounts managed by the Adviser’s affiliate) may be high. Such limitations may cause delays in deploying the Fund’s capital and may negatively impact the Fund’s returns.

●	Inability to Raise Sufficient Capital. The offering is being made on a “best efforts” basis, meaning that a Distributor is only required to use its best efforts to sell the shares and has no firm commitment or obligation to purchase any shares in the offering. As a result, the amount of proceeds the Fund raises in the offering may be substantially less than the amount the Fund would need to create its desired portfolio of investments, and it may not achieve the economies of scale necessary to operate in a cost effective manner. Further, the Fund has certain fixed operating expenses, including certain expenses as a closed-end management investment company, regardless of whether the Fund is able to raise substantial funds in this offering. The Fund’s inability to raise substantial funds would increase its fixed operating expenses as a percentage of gross income, causing Shareholders to incur higher fees and reducing the Fund’s net income and limiting its ability to make distributions.

●	Key Personnel Risk. We are dependent upon the key personnel of the Adviser, including the members of the Investment Committee, for our future success.

●	Conflicts of Interest Risk. Our executive officers and Trustees, and the Adviser and certain of its affiliates and their officers and employees, including the members of the Investment Committee, have several conflicts of interest as a result of the other activities in which they engage.

●	Prepayment Risk. Investments held by the Fund may be prepaid more quickly than expected. Prepayment rates are influenced by changes in interest rates and a variety of factors beyond the Fund’s control and consequently cannot be accurately predicted. Early prepayments give rise to increased reinvestment risk, as the Fund might realize excess cash from prepayments earlier than expected. If the Fund is unable to reinvest such cash in a new investment with an expected rate of return at least equal to that of the investment repaid, this may reduce the Fund’s net income and the fair value of that asset.

●	Liquidity Risk. Generally, there is no public market for many of the investments we target. As such, we may not be able to sell such investments quickly, or at all. If we are able to sell such investments, the prices we receive may not reflect the Adviser’s assessment of their fair value or the amount paid for such investments by us.

●	Real Estate Investment-Related Risks. The Fund may invest in Portfolio Debt Securities and other securities or instruments issued by REITs or other real estate-related issuers, which investments will be subject to the risks incident to the ownership and operation of real estate. Such risks include the risks associated with both the domestic and international general economic climates; local real estate conditions; risks due to dependence on cash flow; risks and operating problems arising out of the absence of certain construction materials; changes in supply of, or demand for, competing properties in an area (as a result, for instance, of over-building); the financial condition of tenants, buyers and sellers of properties; changes in availability of debt financing; energy and supply shortages; changes in the tax, real estate, environmental, and zoning laws and regulations; various uninsured or uninsurable risks; the ability of clients or third-party borrowers to manage the real properties; and natural disasters and events such as COVID-19. Developments such as migration away from urban centers, an increase in work-from-home and greater reliance on telecommuting technologies, e-commerce and remote learning may result in long-lasting and fundamental changes in the demand for residential and commercial real estate in various locales. A shrinking tax base and a rise in budget deficits may compel certain state and local governments to implement property tax increases, which may have a detrimental effect on companies in the real-estate related sector.

●	Incentive Fee Risk. Our incentive fee structure and the formula for calculating the fee payable to the Adviser may incentivize the Adviser to pursue speculative investments and use leverage in a manner that adversely impacts our performance.

●	Fair Valuation of Our Portfolio Investments. Generally, there is no public market for many of the investments we target. As a result, the Adviser values these securities at fair value in accordance with the requirements of the 1940 Act. The Adviser’s determinations of the fair value of our investments have a material impact on our net earnings through the recording of unrealized appreciation or depreciation of investments and may cause our NAV on a given date to understate or overstate, possibly materially, the value that we ultimately realize on one or more of our investments.

●	Non-Diversification Risk. We are a non-diversified investment company under the 1940 Act and expect to hold fewer investments than a diversified fund under the 1940 Act.

●	Market Risk. Political, regulatory, economic and social developments, and developments that impact specific economic sectors, industries or segments of the market, can affect the value of our investments. A disruption or downturn in the capital markets and the credit markets could impair our ability to raise capital, reduce the availability of suitable investment opportunities for us or adversely and materially affect the value of our investments, any of which would negatively affect our business. These risks may be magnified if certain events or developments adversely interrupt the global supply chain, and could affect companies worldwide.

●	Banking Risk. The possibility of future bank failures poses risks of reduced financial market liquidity at clearing, cash management and other custodial financial institutions. The failure of banks which hold cash on behalf of the Fund, the Fund’s underlying obligors, the sponsors or managers of the issuers in which the Fund invests, or the Fund’s service providers could adversely affect the Fund’s ability to pursue its investment strategies and objectives. For example, if an underlying obligor has a commercial relationship with a bank that has failed or is otherwise distressed, such company may experience delays or other disruptions in meeting its obligations and consummating business transactions. Additionally, if an issuer’s manager or sponsor has a commercial relationship with a distressed bank, the manager may experience issues conducting its operations or consummating transactions on behalf of the issuer it manages, which could negatively affect the performance of such issuers (and, therefore, the performance of the Fund).

●	Loan Accumulation Facilities Risk. We may invest in LAFs, which are short to medium term facilities often provided by the bank that will serve as placement agent or arranger on a CLO transaction and which acquire loans on an interim basis which are expected to form part of the portfolio of a future CLO. Investments in LAFs have risks similar to those applicable to investments in CLOs. Leverage is typically utilized in such a facility and as such the potential risk of loss will be increased for such facilities employing leverage. In the event a planned CLO is not consummated, or the loans are not eligible for purchase by the CLO, the Fund may be responsible for either holding or disposing of the loans. This could expose the Fund primarily to credit and/or mark-to-market losses, and other risks.

●	Synthetic Investments Risk. We may invest in synthetic investments, including SRT securities and credit risk transfer securities, which are fixed- or floating-rate unsecured general obligations issued by banks or other financial institutions, or acquire interests in lease agreements that have the general characteristics of loans and are treated as loans for withholding tax purposes. In addition to the credit risks associated with the applicable reference assets, we will usually have a contractual relationship only with the counterparty of such synthetic investment, and not with the reference obligor of the reference asset. Accordingly, we will generally have no right to directly enforce compliance by the reference obligor with the terms of the reference asset nor will it have any rights of setoff against the reference obligor or rights with respect to the reference asset. We will not directly benefit from the collateral supporting the reference asset and will not have the benefit of the remedies that would normally be available to a holder of such reference asset. In addition, in the event of the insolvency of the counterparty, we may be treated as a general creditor of such counterparty, and will not have any claim with respect to the reference asset.

●	Mortgage-Backed and Other Asset-Backed Securities Risk. Mortgage-related and other asset-backed securities are subject to credit/default, interest rate and certain additional risks, including “extension risk” (i.e., in periods of rising interest rates, issuers may pay principal later than expected) and “prepayment risk” (i.e., in periods of declining interest rates, issuers may pay principal more quickly than expected, causing the Fund to reinvest proceeds at lower prevailing interest rates). Due to these risks, asset-backed securities may become more volatile in certain interest rate environments. Mortgage-backed securities offered by non-governmental issuers are subject to other risks as well, including failures of private insurers to meet their obligations and unexpectedly high rates of default on the mortgages backing the securities, particularly during periods of rising interest rates. Other asset-backed securities are subject to risks similar to those associated with mortgage-backed securities, as well as risks associated with the nature and servicing of the assets backing the securities. Asset-backed securities may not have the benefit of a security interest in collateral comparable to that of mortgage assets, resulting in additional credit risk.

●	Currency Risk. Although we primarily make investments denominated in U.S. dollars, we may make investments denominated in other currencies. Our investments denominated in currencies other than U.S. dollars will be subject to the risk that the value of such currency will decrease in relation to the U.S. dollar. We may or may not hedge currency risk.

●	Hedging Risk. Hedging transactions seeking to reduce risks may result in poorer overall performance than if we had not engaged in such hedging transactions. Additionally, such transactions may not fully hedge the relevant risks.

●	Interest Rate Risk. The price of certain of our investments, particularly debt or preferred equity investments with a fixed coupon or dividend rate, may be significantly affected by changes in interest rates, including increases and decreases in interest rates caused by governmental actions and/or other factors. In general, rising interest rates will negatively affect the price of a fixed rate instrument and falling interest rates will have a positive effect on the price of a fixed rate instrument. If general interest rates rise, there is a risk that the Fund’s floating rate investments (or an issuer’s underlying obligors) will be unable to pay escalating interest amounts, which could result in a default under their loan documents and credit losses to the Fund. Rising interest rates could also cause issuers to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. If interest rates fall, the Fund’s floating rate investments would generally be expected to generate a lower rate of income.

●	Refinancing Risk. If we incur debt financing and subsequently refinance such debt, the replacement debt may be at a higher cost and on less favorable terms and conditions. If we fail to extend, refinance or replace such debt financings prior to their maturity on commercially reasonable terms, our liquidity will be lower than it would have been with the benefit of such financings, which would limit our ability to grow, and holders of our Shares would not benefit from the potential for increased returns on equity that incurring leverage creates.

●	Tax Risk. If we fail to qualify for tax treatment as a RIC under Subchapter M of the Code for any reason, or otherwise become subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distributions to Shareholders and the amount of income available for payment of our other liabilities.

●	Derivatives Risk. Derivative instruments in which we may invest may be volatile and involve various risks different from, and in certain cases greater than, the risks presented by other instruments. The primary risks related to derivative transactions include counterparty, correlation, liquidity, leverage, volatility, OTC trading, operational and legal risks. In addition, a small investment in derivatives could have a large potential impact on our performance, effecting a form of investment leverage on our portfolio. In certain types of derivative transactions, we could lose the entire amount of our investment; in other types of derivative transactions the potential loss is theoretically unlimited.

●	Counterparty Risk. We may be exposed to counterparty risk, which could make it difficult for us or the investments in which we hold to collect on obligations, thereby resulting in potentially significant losses.

●	Non-U.S. Investing Risk. Investing in foreign entities may expose us to additional risks not typically associated with investing in U.S. issuers. These risks include changes in exchange control regulations, political and social instability, restrictions on the types or amounts of investment, the imposition of sanctions, tariffs, or other governmental restrictions, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the U.S., higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards, currency fluctuations and greater price volatility. Further, we, and the issuers in which we invest, may have difficulty enforcing creditor’s rights in foreign jurisdictions.

●	Global Risks. Due to highly interconnected global economies and financial markets, the value of our securities and our underlying investments may go up or down in response to governmental actions and/or general economic conditions throughout the world. Events such as war, military conflict, acts of terrorism, social unrest, natural disasters, recessions, inflation, rapid interest rate changes, supply chain disruptions, sanctions, the enactment of trade tariffs, the spread of infectious illness or other public health threats could also significantly impact us and its investments.

●	Price Risk. Investors who buy Shares at different times will likely pay different prices.

●	Shares Not Listed; No Market for Shares. The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) because investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike many closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment.

●	Closed-end Interval Fund; Liquidity Risk. The Fund is a non-diversified, closed-end management investment company structured as an “interval fund” and designed primarily for long-term investors. The Fund is not intended to be a typical traded investment. There is no secondary market for the Fund’s Shares and the Fund expects that no secondary market will develop. You should not invest in the Fund if you need a liquid investment. Closed-end funds differ from open-end management investment companies, commonly known as mutual funds, in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV. Although the Fund, as a fundamental policy, will make quarterly offers to repurchase at least 5% and up to 25% of its outstanding Shares at NAV, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. If Shareholders tender for repurchase more than the repurchase offer amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional number of Shares not to exceed 2% of the outstanding Shares of the Fund on the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). In connection with any given repurchase offer, the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. Hence, you may not be able to sell your Shares when and/or in the amount that you desire.

●	Repurchase Risks. As described under “Repurchases of Shares,” the Fund is an “interval fund” and, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and generally are funded from available cash or sales of portfolio securities. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities, and may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. Certain Shareholders may from time to time own or control a significant percentage of the Fund’s Shares. Repurchase requests by these Shareholders of their Shares of the Fund may cause repurchases to be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased in connection with any repurchase offer. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a Shareholder submits a repurchase request. Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly. See “Repurchases of Shares.”

Our Corporate Information

Our offices are located at 600 Steamboat Road, Suite 202, Greenwich, CT 06830, and our telephone number is (203) 340-8500.

SUMMARY OF THE OFFERING

Issuer	Eagle Point Enhanced Income Trust (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company.

Securities Offered by Us

The Fund intends to offer five separate classes of Shares designated as Class AA Shares, Class A Shares, Class C Shares, Class I Shares and Class S Shares on a continuous basis at the net asset value per Share plus any applicable sales loads. Currently, the Fund is only offering Class AA Shares.

The Fund may also offer additional classes of Shares in the future with sales charges, fees and expenses that differ from the classes of Shares described in this prospectus.

Manner of Offering	Shares may be purchased as of the first business day of each month based upon the Fund’s then current net asset value (plus any applicable sales load). Each date on which Shares are delivered is referred to as a “Closing Date.” While the Fund currently intends to have monthly closings, the Board of Trustees reserves the right in its sole discretion to suspend or modify monthly closings from time to time when it believes it is in the best interests of the Fund. We may sell Fund Shares using an investor application, which will be delivered to the escrow agent (“Investor Application”). Prior to the receipt and acceptance of the Investor Application, an investor’s funds will be held in escrow. See “Plan of Distribution.”

Use of Proceeds	We intend to use the proceeds from the sale of our securities pursuant to this prospectus to acquire investments in accordance with our investment objectives and strategies described in this prospectus, to make distributions to our Shareholders and for general working capital purposes. See “Use of Proceeds.”

Distributions

We intend to make regular monthly ordinary income distributions of all or a portion of our “investment company taxable income” (which generally consists of ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, and excluding any deduction for distributions paid to Shareholders) to Shareholders. We also intend to make at least annual distributions of all or a portion of our “net capital gains” (which is the excess of net long-term capital gains over net short-term capital losses). At times, in order to maintain a stable level of distributions, we may distribute less than all of our net investment income, distribute accumulated undistributed income or make a distribution comprised in full or in part of a return of capital in addition to current net investment income.

If a record date for a particular distribution occurs before an investor’s date of settlement, such investor will not be entitled to receive such distribution.

Distribution Reinvestment Plan	Subject to our Board of Trustees’ discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on a quarterly basis and pay such distributions on a monthly basis. We have adopted an “opt in” distribution reinvestment plan (“DRIP”) pursuant to which shareholders may elect to have the full amount of their cash distributions reinvested in additional Shares. Shares will be issued pursuant to the DRIP at a price equal to 95% of their net asset value. There is no sales load or other charge for distributions reinvestment. Participants in our DRIP are free to elect or revoke reinstatement in the DRIP within a reasonable time as specified in the plan. If shareholders elect to participate in the DRIP, distributions on Shares are automatically reinvested in additional Shares by SS&C Technologies, Inc., or the “DRIP Agent.” Holders of our Shares who receive distributions in the form of additional Shares are nonetheless required to pay applicable federal, state or local taxes on the reinvested distribution and will not receive a corresponding cash distribution with which to pay any applicable tax. See “Distribution Reinvestment Plan.”

Leverage

We may use leverage as and to the extent permitted by the 1940 Act, including borrowings under the Texas Capital Bank Credit Facility and the issuance of Preferred Shares. We are permitted to obtain leverage using any form of financial leverage instruments, including funds borrowed from banks or other financial institutions, margin facilities, preferred shares, or notes and leverage attributable to reverse repurchase agreements or similar transactions. We expect that we will, or that we may need to, raise additional capital in the future to fund our continued growth and may do so by further increasing our leverage through borrowing under credit facilities, issuance of additional preferred shares, issuance of debt securities or other leveraging instruments. In addition, the fact that the Management Fee is payable based upon our Managed Assets, which would include any borrowings for investment purposes, creates an incentive for the Adviser to cause the Fund to use leverage to make additional investments, including when it may not be appropriate to do so.

Certain instruments that create leverage are considered to be senior securities under the 1940 Act. With respect to senior securities that are equity (e.g., Preferred Shares), we are required to have an asset coverage of at least 200%, as measured at the time of the issuance of any such preferred shares and calculated as the ratio of our total assets (less all liabilities and indebtedness not represented by senior securities) over the aggregate amount of our outstanding senior securities representing indebtedness plus the aggregate liquidation preference of any outstanding preferred shares.

With respect to senior securities representing indebtedness (e.g., borrowings under the Texas Capital Bank Credit Facility), other than temporary borrowings as defined under the 1940 Act, we are required to have an asset coverage of at least 300%, as measured at the time of borrowing and calculated as the ratio of our total assets (less all liabilities and indebtedness not represented by senior securities) over the aggregate amount of our outstanding senior securities representing indebtedness.

In addition, while any senior securities remain outstanding, we generally must make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratio at the time of the distribution or repurchase.

The Fund’s underlying investments may also utilize leverage. See “Risk Factors – Risks Related to Our Investments.”

Preferred Shares

The Declaration of Trust provides that the Board may, subject to the Fund’s fundamental policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Shares (including preferred interests, debt securities or other senior securities), by action of the Board without the approval of Shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.

As of [ ], 2025, we had one series of preferred shares outstanding, the Preferred Shares. Under the requirements of the 1940 Act, the Fund must, immediately after the issuance of any preferred shares, have an “asset coverage” of at least 200%. Asset coverage means the ratio by which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of senior securities representing indebtedness of the Fund, if any, plus the aggregate liquidation preference of the preferred shares. Additional or more restrictive asset coverage requirements or portfolio composition requirements (i.e., beyond those required under the 1940 Act) may also be imposed under the governing instrument for a particular series of preferred shares. The terms of the preferred shares, including their dividend rate, voting rights, liquidation preference and redemption provisions, are determined by the Board (subject to applicable law and the Fund’s Declaration of Trust). The Fund may issue preferred shares that provide for the periodic redetermination of the dividend rate at relatively short intervals through an auction or remarketing procedure, although the terms of the preferred shares may also enable the Fund to lengthen such intervals. If the dividend rate as redetermined on the Fund’s preferred shares plus the expenses of issuance approaches or exceeds the Fund’s current income after expenses on the investment of proceeds from the preferred shares, the Fund’s leveraged capital structure would result in a lower rate of current income to shareholders than if the Fund were not so structured.

Board of Trustees	The Fund has a Board of Trustees (each member a “Trustee” and, collectively, the “Board” or “Board of Trustees”) that has overall responsibility for monitoring and overseeing the Fund’s investment program and its management and operations. A majority of the Trustees are not “interested persons” (as defined by the 1940 Act) of the Fund or the Adviser. See “Management.”

The Adviser

Eagle Point Enhanced Income Management LLC serves as the Fund’s investment adviser.

The Fund and the Adviser have entered into an investment advisory agreement (the “Investment Advisory Agreement”) that has an initial term expiring two years after its effective date. Thereafter, the Investment Advisory Agreement will continue in effect from year to year if its continuation is approved annually by the Board of Trustees, including a majority of the independent Trustees. The Board, or the Fund’s shareholders, may terminate the Investment Advisory Agreement on 60 days’ prior written notice to the Adviser.

Management Fee and Incentive Fee

We pay the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components — a base management fee and an incentive fee.

Base management fee. Our base management fee is calculated monthly and payable quarterly in arrears at an annual rate equal to 1.50% of our Managed Assets (the “Management Fee”) at the end of the most recently completed calendar month, provided, that, if the Fund calculates its net asset value more frequently than monthly, the base management fee shall be calculated on the same frequency as the net asset value is calculated. “Managed Assets” means our total assets (including assets attributable to our use of leverage) minus the sum of our accrued liabilities (other than liabilities incurred for the purpose of creating leverage).

Incentive fee.  The incentive fee is payable quarterly in arrears and equals 15% of our “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter, subject to a preferred return, or “hurdle,” of 2.00% of our NAV (8.00% annualized) and a “catch up” feature (the “Incentive Fee”). For this purpose, “Pre-Incentive Fee Net Investment Income” means (a) interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees) accrued during the calendar quarter, minus (b) our operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement to Eagle Point Administration, and any interest expense and/or dividends paid on any issued and outstanding debt or preferred shares, but excluding organizational and offering expenses and the incentive fee) after giving application to any reimbursement or recoupment under the Expense Limitation and Reimbursement Agreement. No Incentive Fee is payable to the Adviser on capital gains, whether realized or unrealized. In addition, the amount of the Incentive Fee is not affected by any realized or unrealized losses that we may suffer. See “Management — Management Fee and Incentive Fee.”

Fees and Expenses	The Fund will bear all expenses incurred in the business of the Fund, including any charges, allocations and fees to which the Fund is subject as an investor. The Fund will also bear organizational and ongoing offering costs associated with the Fund’s continuous offering of Shares. The Fund’s offering expenses may include underwriter compensation. See “Summary of Fees and Expenses” and “Fund Expenses.”

Plan of Distribution

Fund Shares can be sold directly by the Fund to investors that do not transact through a broker-dealer pursuant to Rule 3a4-1 under the Exchange Act (“Direct Sales”) or through Eagle Point Securities LLC (“EP Securities”, the “Dealer Manager” or the “Distributor”), a registered broker-dealer and an affiliate of the Adviser, as described herein.

Direct Sales will be made at a price that is greater than or equal to net asset value and such sales are privately negotiated with each direct investor.

The Distributor serves as the Fund’s principal underwriter and acts as a distributor of the Fund’s Shares on a best-efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV plus any applicable sales load. The Distributor also may enter into selling agreements with Selling Agents for the sale and distribution of the Fund’s Shares. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use it best efforts to solicit orders for the sale of the Shares. There is currently no plan to list the Fund’s Shares on any national securities exchange, and the Distributor is not expected to act as a market maker in Fund Shares.

The Fund has entered into a distribution and dealer manager agreement with EP Securities. Pursuant to the terms of the agreement, the Dealer Manager will seek to market and otherwise promote the Fund through various distribution channels, including regional and independent retail broker-dealers and registered investment advisors. With respect to Class A and Class AA Shares, the Dealer Manager will receive a portion of the sales load from the sale of Shares for its services provided under the agreement (which portion shall constitute the dealer manager fee).

The Fund, the Adviser or its affiliates may pay Selling Agents in connection with the sale of Fund Shares. In return for the additional compensation, the Fund may receive certain marketing benefits or services including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The additional compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Expense Limitation and Reimbursement Agreement

The Fund and the Adviser have entered into an Expense Limitation and Reimbursement Agreement (the “Expense Limitation and Reimbursement Agreement”), which shall continue in existence unless terminated pursuant to the terms thereof.

The Expense Limitation and Reimbursement Agreement permits the Adviser to pay, directly or indirectly, Fund operating expenses or to waive fees due by the Fund to the Adviser or affiliates of the Adviser to the extent that it deems appropriate. Expense payments or waivers made by the Adviser are subject to reimbursement from the Fund for up to three years after such expense payment or waiver was made.

The Fund or the Adviser may terminate the Expense Limitation and Reimbursement Agreement at any time, with or without notice.

Organizational and Offering Expenses

The Adviser has entered into an Organizational and Offering Expense Support and Reimbursement Agreement (the “O&O Expense Agreement”) with the Fund.

Pursuant to the O&O Expense Agreement, the Fund may pay for organizational and offering (“O&O”) expenses up to a limit of 1.50% of gross equity contributions (including the value of the initial seed portfolio). The Adviser, the Administrator, or their affiliates will bear any O&O expenses in excess of the 1.50% limit. The Fund may pay O&O expenses in the form of direct payments to third-party vendors. The Fund may also pay O&O expenses to affiliates of the Fund, the Adviser or the Administrator in the form of reimbursement (“Affiliate O&O Expense Reimbursement”).

Affiliate O&O Expense Reimbursement will not be included in the calculation of operating expenses under the Expense Limitation and Reimbursement Agreement.

Purchase of Shares

The Fund is currently only offering Class AA Shares and does not currently offer Class A, Class C, Class I or Class S Shares.

Class AA Shares are offered at the then-current net asset value per Share as of the date on which the purchase order is accepted, plus any applicable sales load. Class A Shares, Class C Shares, Class I Shares and Class S Shares are offered at the then-current net asset value per Share as of the date on which the purchase order is accepted, plus the applicable sales load. Class C Shares and Class I Shares are offered without an upfront sales load. Class C Shares that have been held less than one year (365 days) following the initial purchase will be subject to an early withdrawal charge of 1.00% of the original purchase price.

The minimum initial investment for Class AA, Class A, Class C, Class I Shares and Class S Shares is $2,500, and the minimum additional investment in the Fund by any investor is $500. The minimum initial and additional investments may be reduced by the Fund.

Except as otherwise altered by the Board, the Fund intends to accept initial and additional purchases of Shares as of the first day of each calendar month (the “Acceptance Date”).

Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in cash. Each initial or subsequent purchase of Shares will be payable in one installment which will generally be due (i) three business days prior to the Acceptance Date, where funds are remitted by wire transfer, or (ii) four business days prior to the Acceptance Date, where funds are remitted by check. A prospective investor must also submit a completed Investor Application (including investor certifications) at least four business days before the Acceptance Date or otherwise place their orders through financial intermediaries on brokerage or transactional platforms. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, an investor will not become a Shareholder until cleared funds have been received. In the event that cleared funds and/or a properly completed Investor Application (including investor certifications) are not received from a prospective investor prior to the cut-off dates pertaining to a particular offering, the Fund may hold the relevant funds and Investor Application for processing in the next Acceptance Date.

Pending any closing, funds received from prospective investors will be placed in an account with the escrow agent. On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor.

Despite having to meet the earlier application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date, i.e., the first day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

Any funds received in advance of the initial or subsequent purchases of Shares are placed in an account with the escrow agent (which may or may not bear interest) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Fund reserves the right to reject any purchase of Shares for any reason (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor. See “Other Risks of the Fund — Possible Exclusion of a Shareholder Based on Certain Detrimental Effects.”

Investor Suitability

An investment in the Fund involves a considerable amount of risk. A shareholder may lose money. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to the investor’s investment objectives and personal situation and (ii) consider factors such as the investor’s personal net worth, income, age, risk tolerance and liquidity needs. The Fund is an illiquid investment. Shareholders have no right to require the Fund to redeem their Shares in the Fund. See “Other Risks of the Fund — Closed-End Fund; Liquidity Risks.”

In addition, shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly. See “Repurchases of Shares — Repurchases of Shares.”

Valuation	Generally, there is no public market for many of the investments we target. As a result, the Adviser values these securities at fair value in accordance with the requirements of the 1940 Act. Because such valuations, and particularly valuations of securities that are not publicly traded like those we hold, are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates. The Adviser’s determinations of fair value may differ materially from the values that would have been used if an active public market for these securities existed. The Adviser’s determinations of the fair value of our investments have a material impact on our net earnings through the recording of unrealized appreciation or depreciation of investments and may cause our NAV on a given date to understate or overstate, possibly materially, the value that we may ultimately realize on one or more of our investments. See “Conflicts of Interest — Valuation.”

Unlisted Closed-End Fund Interval Structure; Limited Liquidity	The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. To meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds. The Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future.

To provide some liquidity to Shareholders, the Fund will be structured as an “interval fund” and conduct quarterly repurchase offers for a limited amount of the Fund’s Shares (at least 5%). An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. See “Other Risks of the Fund — Closed-End Fund; Liquidity Risks.”

We may, but are not obligated to, pursue a liquidity event for our Shareholders. A liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our Shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Trustees in which our Shareholders will receive cash or shares of a publicly traded company. We refer to the aforementioned scenarios as “liquidity events.” See “Liquidity Strategy.”

Repurchases of Shares by the Fund	The Fund does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop in the foreseeable future. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. No Shareholder will have the right to require the Fund to repurchase such Shareholder’s Shares or any portion thereof. Shareholders may not exchange their shares of the Fund for shares of any other registered investment company. Because no public market exists for the Shares, and none is expected to develop in the foreseeable future, Shareholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Repurchases of Shares.”

To provide Shareholders with limited liquidity, the Fund is structured as an “interval fund” and intends to conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is expected that the Fund will offer to repurchase the minimum amount of 5% of its outstanding Shares. The offer to purchase Shares on a quarterly basis is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice is sent to Shareholders at least 21 calendar days and no more than 42 calendar days before the Repurchase Request Deadline. The Fund expects to determine the NAV applicable to repurchases no later than the Repurchase Pricing Date. The Fund will distribute payment to Shareholders no later than seven calendar days after the Repurchase Pricing Date. The quarterly repurchases will commence in the months of March, June, September and December, with payment being distributed to Shareholders within the time period discussed above. See “Repurchases of Shares.”

The Fund also has the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. See “Repurchases of Shares.”

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given repurchase offer. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional number of Shares not to exceed 2% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. See “Repurchases of Shares.”

Summary of Taxation

The Fund has elected to be treated, and to qualify annually, as a RIC under Subchapter M of the Code. For each taxable year that the Fund so qualifies, the Fund will generally not be subject to U.S. federal income tax on its taxable income and gains that it distributes as dividends for U.S. federal income tax purposes to Fund shareholders. The Fund intends to distribute its income and gains in a way that it should not be subject to an entity-level income tax on certain undistributed amounts. These distributions generally will be taxable as ordinary income or capital gains to the shareholders, whether or not they are reinvested in Shares. U.S. federally tax-exempt investors generally will not recognize unrelated business taxable income with respect to an investment in Shares as long as they do not borrow to make such investment.

If the Fund fails to qualify as a RIC or fails to distribute dividends for U.S. federal income tax purposes generally of an amount at least equal to 90% of the sum of its net ordinary income and net short-term capital gains to shareholders in any taxable year, the Fund would be subject to tax as an ordinary corporation on its taxable income (even if such income and gains were distributed to its shareholders) and all distributions out of earnings and profits to shareholders generally would be characterized as ordinary dividend income. In addition, the Fund could be required to recognize unrealized gains, incur substantial entity-level taxes and make certain distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

A shareholder that is not subject to U.S. federal income tax on its income as a result of an exemption accorded under Section 501 of the Code generally will not be subject to tax on amounts distributed to it by the Fund, provided that such shareholder’s acquisition of its Shares is not debt-financed within the meaning of Section 514 of the Code. The Fund will inform shareholders of the amount and character of its distributions to shareholders. See “U.S. Federal Income Tax Matters.”

ERISA Plans and Similar Tax-Exempt Entities	Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code, including employee benefit plans, individual retirement accounts (each, an “IRA”), and 401(k) and Keogh Plans may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund are not considered to be “plan assets” of such plans investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules of ERISA and the Code. Thus, the Adviser will not be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan (as defined below) that becomes a shareholder, solely as a result of the ERISA Plan’s investment in the Fund. See “ERISA Considerations.”

Reports to Shareholders	The Fund furnishes to shareholders as soon as practicable after the end of each calendar year information on Form 1099-DIV or Form 1099-B, as appropriate, and as required by law, to assist the shareholders in preparing their tax returns. The Fund prepares, and transmits or makes available to shareholders, an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

Term	The Fund’s term is perpetual unless the offering is terminated due to executing a liquidity event or the Fund is otherwise terminated under the terms of the Fund’s organizational documents. Notwithstanding the foregoing, if after five years from the commencement of the Fund’s public offering the Fund’s net asset value is less than $200 million, subject to approval of the Board of Trustees and compliance with applicable 1940 Act restrictions (and any contractual obligations to which the Fund may be subject under the terms of its financing arrangements or otherwise), the Adviser intends to pursue a liquidity strategy for the Fund. Such liquidity strategy could include, among other alternatives, (1) the sale of all or substantially all of the Fund’s assets either on a complete portfolio basis or individually followed by a liquidation or (2) a merger or another transaction approved by the Fund’s Board of Trustees.

SUMMARY OF FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in Shares will bear directly or indirectly. The expenses shown in the table under “Annual Fund Expenses” are estimated based on historical fees and expenses incurred by the Fund, as appropriate. In addition, such amounts are based on the Fund’s total assets as of [   ], 2025, of $[    ]. Actual expenses will depend on the number of Shares the Fund sells in this offering (among other factors) and the amount of leverage the Fund employs, if any, which may vary significantly from the foregoing assumptions. Whenever this prospectus contains a reference to fees or expenses paid by “us” or “Eagle Point Enhanced Income Trust,” or that “we” will pay fees or expenses, the Fund’s Shareholders will indirectly bear such fees or expenses. The following table should not be considered a representation of the Fund’s future expenses. Actual expenses may be greater or less than shown.

Shareholder Transaction Expenses:	Class AA Shares		Class A Shares		Class C Shares	Class I Shares	Class S Shares
Sales load (as a percentage of the offering price)	6.75	%(1)	5.75	%(2)	None	None	3.50	%(3)
Maximum Early Withdrawal Charge (as a percent of original purchase price)(4)	None		None		1.00%	None	1.00%
Distribution reinvestment plan fees(5)	None		None		None	None	None
Annual Fund Expenses (as a percentage of net assets attributable to Shares):
Base management fee(6)	2.23%		2.23%		2.23%	2.23%	[ ]	%
Incentive fees(7)	2.25%		2.25%		2.25%	2.25%	[ ]	%
Interest payments on borrowed funds(8)	5.41%		5.41%		5.41%	5.41%	[ ]	%
Other expenses(9)	3.02%		3.27%		4.02%	3.02%	[ ]	%
Distribution and/or Shareholder Servicing Fees	None		0.25%		1.00%	None	0.85%
Remaining Other Expenses	3.02%		3.02%		3.02%	3.02%	[ ]	%
Total annual expenses	12.91%		13.16%		13.91%	12.91%	[ ]	%

(1)	Investors purchasing Class AA Shares may be charged a sales load of up to 6.75% of the investment amount. The Distributor and/or a Selling Agent may, in its discretion, waive all or a portion of the sales load for certain investors. See “Plan of Distribution.”

(2)	Investors purchasing Class A Shares may be charged a sales load of up to 5.75% of the investment amount. The table assumes the maximum sales load is charged. The Distributor and/or a Selling Agent may, in its discretion, waive all or a portion of the sales load for certain investors. See “Plan of Distribution.” Class I Shares are not subject to sales charges, and Class C Shares are not subject to upfront sales charges.

(3)	Investors purchasing Class S Shares may be charged a sales load of up to 3.50% of the investment amount. The table assumes the maximum sales load is charged. The Distributor and/or a Selling Agent may, in its discretion, waive all or a portion of the sales load for certain investors. See “Plan of Distribution.”

(4)	Class C Shares or Class S Shares that have been held less than one year (365 days) from the purchase date will be subject to an early withdrawal charge of 1.00% of the original purchase price.

(5)	Each holder of at least one full Share will be able to opt-in to our distribution reinvestment plan (“DRIP”). The expenses of administering the DRIP are included in “Other expenses.” See “Distribution Reinvestment Plan.”

(6)	Our base management fee is calculated monthly and payable quarterly in arrears at an annual rate equal to 1.50% of our Managed Assets at the end of the most recently completed calendar month, provided, that, if the Fund calculates its net asset value more frequently than monthly, the base management fee shall be calculated on the same frequency as the net asset value is calculated. “Managed Assets” means our total assets (including assets attributable to our use of leverage) minus the sum of our accrued liabilities (other than liabilities incurred for the purpose of creating leverage). See “Management — Management Fee and Incentive Fee.” The base management fee referenced in the table above is based on actual amounts incurred during the month ended [ ], 2025, annualized for a full year. For purposes of this table, the SEC requires that the “base management fee” percentage be calculated as a percentage of net assets attributable to common shareholders, rather than total assets, including assets that have been funded with borrowed monies, because common shareholders bear all of this cost. If the management fee were calculated instead as a percentage of the Fund’s total assets, the Fund’s base management fee would be approximately [ ]% of total assets.

(7)	The incentive fee referenced in the table is based on the Fund’s pre-incentive fee net investment income and reflects actual amounts incurred for the month ended [ ], 2025, annualized for a full year. As discussed further in “Management — Management Fee and Incentive Fee,” we have agreed to pay the Adviser as compensation under the Investment Advisory Agreement a quarterly incentive fee equal to 15% of our Pre-Incentive Fee Net Investment Income for the immediately preceding quarter, subject to a hurdle of 2.00% (8.00% annualized) of our NAV and a catch-up feature. Pre-Incentive Fee Net Investment Income includes accrued income that we have not yet received in cash. No incentive fees are payable to the Adviser in respect of any capital gains.

The incentive fee in each calendar quarter is paid to the Adviser as follows:

●	no incentive fee in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the hurdle of 2.00% (8.00% annualized) of our NAV;

●	100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle but is less than 2.3529% (9.4118% annualized) of our NAV in any calendar quarter. We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the hurdle but is less than 2.3529% (9.4118% annualized) of our NAV) as the “catch-up.” The “catch-up” is meant to provide the Adviser with 100% of our Pre-Incentive Fee Net Investment Income as if a hurdle did not apply if this net investment income meets or exceeds 2.3529% (9.4118% annualized) of our NAV in any calendar quarter; and

●	15% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.3529% (9.4118% annualized) of our NAV in any calendar quarter is payable to the Adviser (that is, once the hurdle is reached and the catch-up is achieved, 15% of all Pre-Incentive Fee Net Investment Income thereafter is paid to the Adviser).

(8)	“Interest payments on borrowed funds” represents the Fund’s annualized interest expense and reflects dividends payable on the Preferred Stock and interest payable on the Fund’s borrowings for the month ended [ ], 2025, adjusted to assume $5 million in borrowings were outstanding for the month ended [ ], 2025, annualized for a full year, which, in the aggregate, had a weighted average interest rate of [ ]% per annum during the period. In the event that the Fund were to issue additional preferred shares, borrow additional amounts under its credit facility or issue other debt securities, the Fund’s borrowing costs, and correspondingly its total annual expenses, including the base management fee as a percentage of the Fund’s net assets, would increase.

(9)	“Other expenses” includes our overhead expenses, including payments under the Administration Agreement based on our allocable portion of overhead and other expenses incurred by Eagle Point Administration and payment of fees in connection with outsourced administrative functions, and are based on estimated amounts for the current fiscal year. See “Management — The Administrator.” “Other expenses” also includes the ongoing expenses to the independent accountants and legal counsel of the Fund, compensation of Independent Trustees, tax compliance costs, transfer agent costs, valuation agent costs, printer costs, custody costs, insurance costs, organizational and offering costs, and cost and expenses relating to rating agencies.

EXAMPLE:

The following example is furnished in response to the requirements of the SEC and illustrates the various costs and expenses that you would pay, directly or indirectly, on a $1,000 investment in Shares for the time periods indicated. The Example also assumes that your investment has a 5% return each year, that all dividends and distributions are reinvested at NAV, and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be*:

	1 year		3 years		5 years		10 years
Class AA Shares		$167		$349		$511		$843
Class A Shares		$160		$348		$514		$851
Class C Shares		$117		$327		$510		$872
Class I Shares		$107		$302		$476		$832
Class S Shares	$	[ ]	$	[ ]	$	[ ]	$	[ ]

If, at the end of each period, your Shares are repurchased in full, your costs would be*:

	1 year		3 years		5 years		10 years
Class C Shares		$117		$327		$510		$872
Class S Shares	$	[ ]	$	[ ]	$	[ ]	$	[ ]

*	The example should not be considered a representation of future returns or expenses, and actual returns and expenses may be greater or less than those shown. The example assumes that the estimated “other expenses” set forth in the Annual Fund Expenses table are accurate, and that all dividends and distributions are reinvested at NAV. In addition, because the example assumes a 5% annual return, the example does not reflect the payment of the incentive fee. Our actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

CONSOLIDATED FINANCIAL HIGHLIGHTS

[The Fund’s financial highlights are incorporated by reference from the Fund’s annual report for the fiscal period ended September 30, 2024 (File No. 811-23909), as filed with the SEC on Form N-CSR on November 27, 2024 (Accession No. 0001104659-24-123337).] Because Class S Shares have not commenced operations as of the date of this Prospectus, financial highlights for Class S Shares are not available.

THE FUND

We are an externally managed, non-diversified closed-end management investment company that has registered as an investment company under the 1940 Act. As a registered closed-end management investment company, we are required to meet certain regulatory tests. See “Regulation as a Closed-End Management Investment Company.” In addition, we have elected to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code, commencing with our tax year ending on September 30, 2024.

Our investment activities are managed by the Adviser and supervised by our Board of Trustees. Under the Investment Advisory Agreement, we have agreed to pay the Adviser an annual base management fee based on our Managed Assets as well as an incentive fee based on our “Pre-Incentive Fee Net Investment Income.” See “Management — Management Fee and Incentive Fee.” We have also entered into an administration agreement, which we refer to as the “Administration Agreement,” under which we have agreed to reimburse the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the Administration Agreement. See “Management.”

An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, if applicable, and ongoing fees and expenses for each Share class may be different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” The details of each class of Shares are set forth in “Plan of Distribution.”

The Fund relies on exemptive relief from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal fees. The Fund may offer additional classes of Shares in the future.

USE OF PROCEEDS

Unless otherwise specified in this prospectus, we intend to use the proceeds from the sale of our securities pursuant to this prospectus to acquire investments in accordance with our investment objectives and strategies described in this prospectus, to make distributions to our Shareholders and for general working capital purposes. In addition, we may also use all or a portion of the net proceeds from the sale of our securities to repay any outstanding indebtedness or preferred shares at the time of the offering, if applicable.

We currently anticipate that it will generally take approximately three to six months after the receipt of proceeds from the offering of securities to invest substantially all of the net proceeds of the offering in our targeted investments or otherwise utilize such proceeds, although such period may vary and depends on the size of the offering and the availability of appropriate investment opportunities consistent with our investment objectives and market conditions. We cannot assure you we will achieve our targeted investment pace, which may negatively impact our returns. Until appropriate investments or other uses can be found, we will invest in temporary investments, such as cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less, which we expect will have returns substantially lower than the returns that we anticipate earning from our targeted investments. Investors should expect, therefore, that before we have fully invested the proceeds of the offering in accordance with our investment objectives and strategies, our income may not exceed our expenses. To the extent that the net proceeds from an offering have not been fully invested in accordance with our investment objectives and strategies, a portion of the proceeds may be used to pay distributions and may represent a return of capital.

SENIOR SECURITIES

Information about the Fund’s senior securities is shown in the following table as of the dates indicated below. The information below has been derived from the Fund’s audited consolidated financial statements, which have been audited by [   ], an independent registered public accounting firm.

Security and Year	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Per Unit(1)	Involuntary Liquidating Preference Per Unit	Average Market Value Per Unit
Texas Capital Bank Revolving Credit Facility
September 30, 2024	$5,000,000	$12,373	—	N/A

(1)	The asset coverage per unit figure is the ratio of the Fund’s total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate dollar amount of outstanding applicable senior securities, as calculated for the Texas Capital Bank Credit Facility in accordance with Section 18(h) of the 1940 Act. With respect to the Texas Capital Bank Credit Facility, the asset coverage per unit figure is expressed in terms of dollar amounts per $1,000 of indebtedness.

Because the Fund had no Preferred Shares outstanding as of the date listed in the table above, the Fund’s Preferred Shares are not included in the table above.

BUSINESS

Eagle Point Enhanced Income Trust is an externally managed, non-diversified closed-end management investment company that has registered as an investment company under the 1940 Act.

On October 1, 2023, Eagle Point Enhanced Income Investor LLC, a private fund (the “Predecessor Fund”) that is not registered under the 1940 Act, reorganized with and into the Fund in exchange for 100% of the Fund’s shares of beneficial interest and the assumption by the Fund of all the Predecessor Fund’s liabilities (described further in the section “Our Structure and Investment Portfolio,” above). The Predecessor Fund’s manager was Eagle Point Credit Management, and the Fund’s investment objective, strategies and policies, and portfolio managers are, in all material respects, equivalent to those of the Predecessor Fund. After the reorganization, the Predecessor Fund was subsequently liquidated.

Investment Objectives, Strategies, and Policies

Our primary investment objective is to generate high current income, with a secondary objective to generate capital gains.

Specifically, the Fund will pursue an investment strategy primarily across Portfolio Debt Securities, Strategic Credit investments and CLO equity and junior debt securities (each as described below). The Fund’s allocation to the foregoing categories of investments will vary over time. The Fund may also invest in derivative instruments that are consistent with the foregoing investment objectives and strategy in the Adviser’s discretion.

Portfolio Debt Securities. For purposes of the Fund, the Adviser defines “Portfolio Debt Securities” primarily as debt and preferred equity securities or instruments (including debt and preferred securities which are convertible into common equity) issued by funds and investment vehicles, such as BDCs, registered closed-end investment companies, unregistered private funds, REITs, and sponsors of such vehicles (collectively referred to as “funds and other investment vehicles”), to finance a portion of their underlying investment portfolios. Portfolio Debt Securities may consist of loans under which such a fund or investment vehicle (or special purpose vehicle thereof) is a borrower, and other securities or instruments that the Adviser believes, in its discretion, are consistent with the foregoing. Under current market conditions, the Adviser generally expects that the majority of Portfolio Debt Securities in which the Fund invests will be backed by portfolios of U.S.-based credit-related assets. Portfolio Debt Securities may trade on an exchange, trade in over-the-counter (“OTC”) markets (e.g., Rule 144A or registered), be sold through private placements, and be structured as loans. Portfolio Debt Securities may include conversion rights, warrants or other similar rights, and may be fixed rate or floating rate (or otherwise shift from fixed rate to floating rate, or vice versa), and may be term or perpetual in nature. In addition, the coupon or interest rate applicable to any Portfolio Debt Security or other investment will depend on the then current market conditions and negotiations with the applicable issuer. As part of the Portfolio Debt Securities strategy, the Fund may invest in CFOs, which typically consist of tranches of notes and/or equity issued by a special purpose vehicle that is collateralized by limited partnership interests in private funds.

The Portfolio Debt Securities that the Adviser expects to target will typically have one or more of the following characteristics: (i) meaningful asset coverage and/or other credit support, including, in some cases, a statutory or contractual minimum “asset coverage ratio,” such as those applicable to BDCs and closed-end investment companies registered under the 1940 Act; (ii) senior secured or senior unsecured status in an issuer’s capital structure; (iii) an investment-grade rating from a nationally recognized statistical rating organization (or otherwise have characteristics similar to those of a security that has an investment-grade rating); and (iv) maturities between five and seven years. The actual structure and characteristics of any particular Portfolio Debt Security or other investment acquired by the Fund will be determined based on the documents governing such security or instrument and may vary from the foregoing depending on applicable market conditions or other factors.

Strategic Credit. Strategic Credit investments consist of a broad range of credit-related investments that the Adviser believes present attractive risk-adjusted returns under then current market conditions. Such investments may include, among other credit-related securities and instruments, (i) high yield, investment grade and distressed corporate bonds, (ii) corporate loans (including, without limitation, senior secured loans, mezzanine loans, revolving loans, delayed draw loans, distressed loans, and DIP financings), (iii) common stock and other securities or instruments issued by funds and other investment vehicles, (iv) credit-related exchange-traded funds, (v) credit default swaps and other credit derivatives, (vi) commodity-related investments, (vii) securities issued by asset-backed and similar securitization vehicles (including, without limitation, collateralized bond obligations, mortgage-backed securitizations, credit-linked notes, and small business loan pool certificates), (viii) regulatory capital relief investments (including, without limitation, SRT transactions), (ix) equipment loans/leases, (x) convertible debt (including contingent convertible securities), preferred equity, warrants, and rights, and (xi) derivative instruments on any of the foregoing. The asset-backed securities in which the Fund can invest may be collateralized by various types of underlying credit obligations and/or other assets, including corporate loans/bonds, fund financing facilities, automobile and equipment loans/leases, corporate receivables, mortgages, and consumer loans, among other types of assets. Regulatory capital relief investments, such as SRT transactions, enable a bank or other issuer to transfer the credit risk associated with a pool of underlying obligations (or “reference assets”) to investors, such as the Fund, in order to obtain regulatory capital relief and/or risk relief on that portfolio. Regulatory capital relief investments are generally structured as a credit-linked note.

CLO Equity and Junior Debt Securities. The Fund intends to acquire interests in newly issued CLO equity tranches and may also from time to time acquire newly issued CLO junior debt tranches, loan accumulation facilities (“LAFs”), and previously issued CLO equity and junior debt tranches in secondary market transactions, in each case taking into account applicable market conditions. The Adviser may seek opportunities to acquire interests in CLO equity tranches so that, either on a standalone basis or together with interests held by other accounts managed by certain affiliates of the Adviser, including Eagle Point Credit Management and Eagle Point Income Management LLC, the interests represent a majority interest in the equity tranche, subject to any restrictions on our ability to invest alongside such other accounts. See “Conflicts of Interest — Co-Investments and Related Party Transactions.” The Fund may also invest in minority interests in the equity tranche of a CLO.

For the Fund’s investments in CLO debt, the Adviser currently expects such investment to be primarily focused on CLO junior debt securities rated “BB” (e.g., BB+, BB or BB-, or their equivalent), which is below investment grade, by Moody’s Investors Service, Inc., Standard & Poor’s, or Fitch Ratings, Inc., or other applicable nationally recognized statistical rating organizations, although the Fund may invest significantly in higher or lower rated and unrated CLO debt securities as well. Unrated and below investment grade securities are also sometimes referred to as “junk” securities.

CLOs are collateralized by a portfolio consisting primarily of U.S. first lien, floating rate senior secured loans with a large number of distinct underlying borrowers across various industry sectors and ratings that are below investment grade. The CLOs in which we primarily seek to invest are unrated or rated below investment grade and considered speculative with respect to timely payment of interest and repayment of principal. In addition, the CLO equity and junior debt securities in which we invest are highly leveraged (with CLO equity securities typically being leveraged approximately ten times), which significantly magnifies our risk of loss on such investments relative to senior debt tranches of CLOs. See “Risk Factors — Risks Related to Our Investments — Our investments structured finance securities involve certain risks.”

Subsidiaries. The Fund may invest in one or more wholly owned subsidiaries (each, a “Subsidiary” and collectively, the “Subsidiaries.”) The Fund may form a Subsidiary in order to, among other things, pursue its investment objective and strategy in a more tax-efficient manner or for the purpose of facilitating its use of permitted borrowings. Except as otherwise provided, references to the Fund’s investments will also refer to any Subsidiary’s investments. The Fund will comply with provisions of Section 8 of the 1940 Act governing investment policies on an aggregate basis with any Subsidiary. The Fund will comply with provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any Subsidiary. The Fund and any Subsidiary will comply with provisions of Section 17 of the 1940 Act related to affiliated transactions and custody. The Fund does not presently intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund. The Investment Advisory Agreement governs Subsidiary entities and their assets. The Subsidiaries have not engaged a separate investment adviser.

Temporary Defensive Position. We may take a temporary defensive position and invest all or a substantial portion of our Managed Assets in cash or cash equivalents, government securities or short-term fixed income securities during periods in which we believe that adverse market, economic, political or other conditions make it advisable to maintain a temporary defensive position. As certain of the assets in which we invest are generally illiquid in nature, we may not be able to dispose of such investments and take a defensive position. To the extent that we invest defensively, we likely will not achieve our investment objectives.

Portfolio Construction Process. Our Adviser will allocate our assets across the Fund’s three core investment strategies, as described above. The Adviser considers numerous factors in determining our allocations, including but not limited to, the availability of suitable origination and acquisition opportunities, the relative attractiveness (i.e., expected risk-adjusted return) of individual investments, portfolio level credit risk, capital deployment optimization, macroeconomic conditions, and applicable regulatory limitations. The Adviser also monitors and actively manages the Fund’s existing investment portfolio. The Adviser may seek to dispose of the Fund’s investments prior to maturity for risk management purposes or to otherwise rotate into more attractive opportunities. As a result of the foregoing, the Fund’s asset allocations are expected to change over time.

Investment Restrictions. The Fund’s investment objectives and investment policies and strategies, except for those investment restrictions designated as fundamental policies described below, are not fundamental and may be changed by the Board of Trustees without shareholder approval.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund, are listed below. As defined by the 1940 Act, the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the Shareholders duly called, (a) of 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less. The Fund may not:

(1)	borrow money, except as permitted by (i) the 1940 Act, or interpretations or modifications by the Securities and Exchange Commission (“SEC”), SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction;

(2)	engage in the business of underwriting securities issued by others, except to the extent that the Fund may be deemed to be an underwriter in connection with the disposition of portfolio securities;

(3)	purchase or sell physical commodities or contracts for the purchase or sale of physical commodities. Physical commodities do not include futures contracts with respect to securities, securities indices, currency or other financial instruments;

(4)	purchase or sell real estate, which term does not include securities of companies which deal in real estate or mortgages or investments secured by real estate or interests therein, except that the Fund reserves freedom of action to hold and to sell real estate acquired as a result of the Fund’s ownership of securities;

(5)	make loans, except to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction. For purposes of this investment restriction, the purchase of debt obligations (including acquisitions of loans, loan participations or other forms of debt instruments) shall not constitute loans by the Fund;

(6)	issue senior securities, except to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, the SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction;

(7)	invest in any security if as a result of such investment, 25% or more of the value of the Fund’s total assets, taken at market value at the time of each investment, are in the securities of issuers in any particular industry or group of industries except (a) securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or tax-exempt securities of state and municipal governments or their political subdivisions (however, not including private purpose industrial development bonds issued on behalf of non-government issuers), or (b) as otherwise provided by the 1940 Act, as amended from time to time, and as modified or supplemented from time to time by (i) the rules and regulations promulgated by the SEC under the 1940 Act, as amended from time to time, and (ii) any exemption or other relief applicable to the Fund from the provisions of the 1940 Act, as amended from time to time; or

(8)	engage in short sales, purchases on margin, or the writing of put or call options, except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction.

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time, for between 5% and 25% of the Shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day.

The latter part of certain of our fundamental investment restrictions (i.e., the references to “except to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, the SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction”) provides us with flexibility to change our limitations in connection with changes in applicable law, rules, regulations or exemptive relief. The language used in these restrictions provides the necessary flexibility to allow our Board of Trustees to respond efficiently to these kinds of developments without the delay and expense of a Shareholder meeting.

With respect to investment restriction (7) above, the Adviser will, on behalf of the Fund, analyze the characteristics of a particular issuer and instrument and assign an industry classification consistent with those characteristics. The Adviser may, but need not, consider industry classifications provided by third parties, and the classifications applied to Fund investments will be informed by applicable law. The definition of what constitutes a particular “industry” is an evolving one, particularly for industries or sectors within industries that are new or are undergoing rapid development. Some securities could reasonably fall within more than one industry category. The Fund’s industry concentration policy does not preclude it from focusing investments in issuers in broad economic sectors. The Fund will consider the investments of its underlying pooled investment vehicles when determining the Fund’s compliance with its own concentration policies.

Whenever an investment policy or investment restriction set forth in this prospectus or the SAI states a maximum percentage of assets that may be invested in any security or other asset or describes a policy regarding quality standards, such percentage limitation or standard shall be determined immediately after and as a result of our acquisition of such security or asset. Accordingly, any later increase or decrease resulting from a change in values, assets or other circumstances will not compel us to dispose of such security or other asset.

Non-Fundamental Policies

The Fund is also subject to the following “non-fundamental” investment restriction that may be changed at any time without approval by, and without notice to, Shareholders:

●	The percentage of the Fund’s net assets that may be invested in equity interests of hedge funds and private equity funds (including indirect investments therein through collateralized fund obligations) that rely on sections 3(c)(1) or 3(c)(7) of the 1940 Act will be 15% of its net assets. This 15% limit will be measured at the time that the Fund makes a new commitment to a hedge fund or private equity fund.

Other Investment Techniques

Leverage. We may use leverage as and to the extent permitted by the 1940 Act. We are permitted to obtain leverage using any form of financial leverage instruments, including funds borrowed from banks or other financial institutions, margin facilities, notes or preferred shares and leverage attributable to reverse repurchase agreements or similar transactions. Certain instruments that create leverage are considered to be senior securities under the 1940 Act. With respect to senior securities representing indebtedness (i.e., borrowing or deemed borrowing), other than temporary borrowings as defined under the 1940 Act, we are required under current law to have an asset coverage of at least 300%, as measured at the time of borrowing and calculated as the ratio of our total assets (less all liabilities and indebtedness not represented by senior securities) over the aggregate amount of our outstanding senior securities representing indebtedness. With respect to senior securities that are equity (i.e. preferred shares), we are required under current law to have an asset coverage of at least 200%, as measured at the time of the issuance of any such preferred shares and calculated as the ratio of our total assets (less all liabilities and indebtedness not represented by senior securities) over the aggregate amount of our outstanding senior securities representing indebtedness plus the aggregate liquidation preference of any outstanding preferred shares.

We expect that we will, or that we may need to, raise additional capital in the future to fund our continued growth, and we may do so by entering into a credit facility, issuing preferred shares or debt securities or through other leveraging instruments. Subject to the limitations under the 1940 Act, we may incur additional leverage opportunistically or not at all and may choose to increase or decrease our leverage. We may use different types or combinations of leveraging instruments at any time based on the Adviser’s assessment of market conditions and the investment environment, including forms of leverage other than preferred shares, debt securities and/or credit facilities. We currently intend to issue preferred shares and/or debt securities within one year of the date of this Prospectus based on current market conditions and assuming that we are able to obtain suitable terms; however, we are not obligated to do so. In addition, we may borrow for temporary, emergency or other purposes as permitted under the 1940 Act, which indebtedness would generally not be subject to the asset coverage requirements described above. By leveraging our investment portfolio, we may create an opportunity for increased net income and capital appreciation. However, the use of leverage also involves significant risks and expenses, which will be borne entirely by our Shareholders, and our leverage strategy may not be successful. For example, the more leverage is employed, the more likely a substantial change will occur in our NAV per share of our Shares. See “Risk Factors — Risks Related to Our Investments — We may leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us.”

To the extent the income derived from investments purchased with funds received from leverage exceeds the cost of leverage, our return will be greater than if leverage had not been used. Conversely, if the income from the securities purchased with such funds is not sufficient to cover the cost of leverage or if we incur capital losses, our return will be less than if leverage had not been used, and therefore the amount available for distribution to holders of our shares of beneficial interest as dividends and other distributions will be reduced or potentially eliminated. The Adviser may determine to maintain our leveraged position if it expects that the long-term benefits of maintaining the leveraged position will outweigh the current reduced return. We may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit. Either of these requirements will increase the cost of borrowing over the stated interest rate. In addition, capital raised through borrowing will be subject interest costs that may or may not exceed the income and appreciation on the assets purchased.

In connection with any credit facility, the lender may impose specific restrictions as a condition to borrowing. The credit facility fees may include up front structuring fees and ongoing commitment fees (including fees on amounts undrawn on the facility) in addition to the traditional interest expense on amounts borrowed. The credit facility may involve a lien on our assets. Similarly, to the extent we issue notes, we may be subject to fees, covenants and investment restrictions required by a national securities rating agency, as a result. Such covenants and restrictions imposed by a rating agency or lender may include asset coverage or portfolio composition requirements that are more stringent than those imposed on us by the 1940 Act. While it is not anticipated that these covenants or restrictions will significantly impede the Adviser in managing our portfolio in accordance with our investment objectives and policies, if these covenants or guidelines are more restrictive than those imposed by the 1940 Act, we would not be able to utilize as much leverage as we otherwise could have, which could reduce our investment returns. In addition, we expect that any notes we issue or credit facility we enter into would contain covenants that may impose geographic exposure limitations, credit quality minimums, liquidity minimums, concentration limitations and currency hedging requirements on us. These covenants would also likely limit our ability to pay distributions in certain circumstances, incur additional debt, change fundamental investment policies and engage in certain transactions, including mergers and consolidations. Such restrictions could cause the Adviser to make different investment decisions than if there were no such restrictions and could limit the ability of the Board of Trustees and our Shareholders to change fundamental investment policies.

Our willingness to utilize leverage, and the amount of leverage we incur, will depend on many factors, the most important of which are investment outlook, market conditions and interest rates. Successful use of a leveraging strategy may depend on our ability to predict correctly interest rates and market movements, and there is no assurance that a leveraging strategy will be successful during any period in which it is employed. Any leveraging cannot be achieved until the proceeds resulting from the use of leverage have been invested in accordance with our investment objectives and policies. See “Risk Factors — Risks Related to Our Investments — We may leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us.”

Derivatives and other Related Techniques. The Fund may engage in derivative transactions and may sell securities short from time to time. To the extent the Fund engages in derivative transactions, it expects to do so for investment purposes (e.g., to obtain synthetic exposure to any of the Fund’s target asset classes) or for risk-management purposes (e.g., to hedge against interest rate risks, credit risks, currency risks or other risks). Among other derivative instruments, the Adviser expects that the Fund may purchase or sell exchange-listed and OTC options, futures, options on futures, swaps and similar instruments, various interest rate transactions, such as swaps, caps, floors or collars, and credit transactions and credit default swaps. The Fund also may purchase and sell derivative instruments that combine features of these instruments. Collectively, we refer to these financial management techniques as “Derivative Transactions.” Our use of Derivative Transactions, if any, will generally be deemed to create leverage for us and involves significant risks. No assurance can be given that our strategy and use of derivatives will be successful, and our investment performance could diminish compared with what it would have been if Derivative Transactions were not used. See “Risk Factors — Risks Related to Our Investments — We are subject to risks associated with any hedging or Derivative Transactions in which we participate.”

We have claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act (“CEA”) pursuant to Commodity Futures Trading Commission (“CFTC”) No-Action Letter 12-38 issued by the staff of the CFTC Division of Swap Dealer and Intermediary Oversight. See “Risk Factors — Risks Relating to Our Business and Structure — We are subject to the risk of legislative and regulatory changes impacting our business or the markets in which we invest” and “Risk Factors — Risks Related to Our Investments — We are subject to risks associated with any hedging or Derivative Transactions in which we participate.”

Rule 18f-4 under the 1940 Act permits us to enter into derivatives and other transactions that create future payment or delivery obligations, including short sales, notwithstanding the senior security provisions of the 1940 Act if we comply with certain VaR leverage limits, implement a derivatives risk management program and are subject to board oversight and reporting requirements, or otherwise comply with a “limited derivatives users” exception. We have elected to rely on the limited derivatives users exception. We may change this election and comply with the other provisions of Rule 18f-4 related to Derivatives Transactions at any time and without notice. To satisfy the limited derivatives users exception, we have adopted and implemented written policies and procedures reasonably designed to manage derivatives risk and limit derivatives exposure in accordance with Rule 18f-4. Rule 18f-4 also permits us to enter into reverse repurchase agreements or similar financing transactions notwithstanding the senior security provisions of the 1940 Act if we aggregate the amount of indebtedness associated with reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating our asset coverage ratios as discussed above or treat all such transactions as Derivatives Transactions for all purposes under Rule 18f-4.

Illiquid Transactions.  Generally, investments will be purchased or sold by us in private markets, including securities that are not publicly traded or that are otherwise illiquid and securities acquired directly from the issuer.

Co-Investment with Affiliates.  In certain instances, we co-invest on a concurrent basis with other accounts managed by certain of the Adviser’s affiliates, subject to compliance with applicable exemptive relief, regulations and regulatory guidance and the Adviser’s written allocation procedures. Exemptive relief granted by the SEC permits us to participate in certain negotiated co-investments alongside other accounts managed by certain of the Adviser’s affiliates, including ECC, EIC and EPIIF, subject to certain conditions including (i) that a majority of our Trustees who have no financial interest in the transaction and a majority of our Trustees who are not “interested persons,” as defined in the 1940 Act, of us approve the co-investment and (ii) the price, terms and conditions of the co-investment are the same for each participant, subject to the terms of the applicable exemptive order. A copy of the Adviser’s application for exemptive relief, including all of the conditions, and the related order are available on the SEC’s website at www.sec.gov.

RISK FACTORS

Investing in our securities involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our securities. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us might also impair our operations and performance and the value of our securities. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected and the value of our securities may be impaired. In such case, the price of our securities could decline, and you may lose all or part of your investment.

Risks Related to Our Investments

We have limited operating history as a closed-end investment company.

We are a non-diversified, closed-end management investment company with limited operating history. As a result, we do not have significant financial information on which you can evaluate an investment in us or our prior performance. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives, achieve its desired portfolio composition, or raise sufficient capital and that the value of your investment could decline substantially or become worthless. The Fund currently anticipates investing proceeds from the sale of its Shares within three to six months of the receipt of such proceeds, depending on the availability of appropriate investment opportunities consistent with our investment objectives and market conditions. During this period, we will invest in temporary investments, such as cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less. We expect will have returns substantially lower than the returns that we anticipate earning from our targeted investments.

If the Fund is unable to raise sufficient capital, a Shareholder’s investment will be impacted and it may lead to higher fees.

The offering is being made on a “best efforts” basis, meaning that a Distributor is only required to use its best efforts to sell the shares and has no firm commitment or obligation to purchase any shares in the offering. As a result, the amount of proceeds the Fund raises in the offering may be substantially less than the amount the Fund would need to create its desired portfolio of investments, and it may not achieve the economies of scale necessary to operate in a cost effective manner. If the Fund is unable to raise substantial funds, the Fund will make fewer investments resulting in less diversification in terms of the type, number and size of investments that it makes. As a result, the value of a shareholder’s investment may be reduced in the event the Fund’s assets under-perform. Moreover, the potential impact of any single asset’s performance on the overall performance of the portfolio increases. In addition, the Fund’s ability to achieve its investment objective could be hindered, which could result in a lower return on the investments. Further, the Fund has certain fixed operating expenses, including certain expenses as a closed-end management investment company, regardless of whether the Fund is able to raise substantial funds in this offering. The Fund’s inability to raise substantial funds would increase its fixed operating expenses as a percentage of gross income, causing Shareholders to incur higher fees and reducing the Fund’s net income and limiting its ability to make distributions.

Risk of Inability to Identify Sufficient Number of Investment Opportunities.

There can be no assurance that the Adviser will be able to find suitable opportunities consistent with its investment approaches. The Adviser may be unable to find a sufficient number of attractive opportunities to meet its investment objectives. Among other things, market conditions may limit the availability of investment opportunities and the competition for investment opportunities (including among other accounts managed by the Adviser’s affiliate) may be high. Such limitations may cause delays in deploying the Fund’s capital and may negatively impact the Fund’s returns.

Expedited Transactions.

Investment analyses and decisions by the Adviser may be undertaken on an expedited basis in order to make it possible for the Fund to take advantage of short-lived investment opportunities. In such cases, the available information at the time of an investment decision may be limited, inaccurate or incomplete. Furthermore, the Adviser is unlikely to have sufficient time to fully evaluate information which is available. There is a significantly increased risk of making poor investments when they are made on an expedited basis.

Credit Investments.

The Fund will invest primarily in credit and credit-related instruments and derivatives. Such investments generally fluctuate in value based upon broader market factors, such as changes in interest rates, and also based on developments affecting the perceived creditworthiness and ability of the borrower to repay the principal and interest owed with respect to the underlying indebtedness. If a credit investment in our portfolio declines in price and/or fails to pay interest or principal when due because the issuer or debtor, as the case may be, experiences a decline in its financial status, our NAV and/or income would be adversely impacted.

Evolving and New Investment Approaches.

The Adviser’s investment approach and trading techniques will be continually evolving, and the investment positions reflecting new strategies and trading techniques will be incorporated into the Fund’s portfolio from time to time. The Adviser is not restricted from using the Fund’s capital to develop or incubate new strategies or approaches, even if the Adviser has limited experience in the type of markets or instruments involved. The strategies and approaches developed by the Adviser may not be successful and the resources devoted to the implementation of new approaches or strategies may diminish the effectiveness of the Adviser’s implementation of the Adviser’s established approaches or strategies. In addition, any new investment strategy or hedging technique developed by, or security type purchased by, the Adviser may be more speculative than current strategies, techniques and security types, and may subject the Fund to additional risks.

Reliance on Industry Data Sources and Quantitative Models.

The Adviser may rely on the financial information made available by the issuers, servicers, counterparties, intermediaries, third-party modeling firms, third-party data providers, or trustees of securities in which the Fund will invest or other sources for both valuation and investment purposes. Investors such as the Fund could incur material losses as a result of the difficulty in creating or sourcing useable data in order to create adequate investment models. The Adviser is expected to utilize third-party data sources in connection with its use of third-party and proprietary financial models to aid in the selection and monitoring of investments and to determine the risk profile of the Fund. The success of the Fund’s investment and trading activities will depend on the viability of this data and these analytical models, among other factors. There can be no assurance that the models are currently viable, or, if the models are currently viable, that they will remain viable during the existence of the Fund. The Adviser utilizes this data and creates models based upon its best estimate of the impact of macroeconomic market factors on the markets in which the Fund may invest. Also, there can be no assurance that the investment professionals utilizing the models will be able to (i) determine that any model is or will become not viable, or not completely viable, (ii) ensure that the models will accurately capture these relationships between asset classes and types and continue to do so over time or (iii) notice, predict or adequately react to any change in the viability of a model. The use of a model that is not viable or not completely viable could, at any time, have a material adverse effect on the performance of the Fund. In addition, the use of quantitative models could be adversely impacted by unforeseeable software or hardware malfunction and other technological failures, power loss, software bugs, malicious code such as “worms,” viruses or system crashes or various other events or circumstances within or beyond the control of the Adviser. Certain of these events or circumstances may be difficult to detect.

Investing in senior secured loans indirectly through securities of pooled issuers involves particular risks.

We obtain exposure to underlying senior secured loans and other debt instruments through our investments but may obtain such exposure directly or indirectly through other means from time to time. Such debt instruments may become nonperforming or impaired for a variety of reasons. For example, nonperforming or impaired loans may require substantial workout negotiations or restructuring that may entail a substantial reduction in the interest rate and/or a substantial write-down of the principal of the loan. In addition, because of the unique and customized nature of a loan agreement and the private syndication of a loan, certain loans may not be purchased or sold as easily as publicly traded securities, and, historically, the trading volume in the loan market has been small relative to other markets. Loans may encounter trading delays due to their unique and customized nature, and transfers may require the consent of an agent bank and/or borrower. Risks associated with senior secured loans include the fact that prepayments generally may occur at any time without premium or penalty.

In addition, the portfolios of certain issuers in which we invest may contain middle market loans (such as BDCs, certain CLOs, and certain private credit vehicles) or other higher-risk assets. Loans to middle market companies may carry more inherent risks than loans to larger, publicly traded entities. These companies generally have more limited access to capital and higher funding costs, may be in a weaker financial position, may need more capital to expand or compete, and may be unable to obtain financing from public capital markets or from traditional sources, such as commercial banks. Middle market companies typically have narrower product lines and smaller market shares than large companies. Therefore, they tend to be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies may also experience substantial variations in operating results. The success of a middle market business may also depend on the management talents and efforts of one or two persons or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on the obligor. Accordingly, loans made to middle market companies may involve higher risks than loans made to companies that have greater financial resources or are otherwise able to access traditional credit sources. Middle market loans are less liquid and have a smaller trading market than the market for broadly syndicated loans and may have default rates or recovery rates that differ (and may be better or worse) than has been the case for broadly syndicated loans or investment grade securities. There can be no assurance as to the levels of defaults and/or recoveries that may be experienced with respect to middle market loans or other higher-risk assets in any issuer in which we may invest. As a consequence of the forgoing factors, the securities issued by pooled vehicles that primarily invest in middle market loans (or hold significant portions thereof) or other higher-risk assets are generally considered to be a riskier investment than securities issued by vehicles that primarily invest in broadly syndicated loans.

Covenant-lite loans may comprise a significant portion of the senior secured loans underlying the issuers in which we invest. Over the past decade, the senior secured loan market has evolved from one in which covenant-lite loans represented a minority of the market to one in which such loans represent a significant majority of the market. Generally, covenant-lite loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent that the issuers that we invest in hold covenant-lite loans, such issuers may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

Certain Risks Relating to the Fund’s Investments in Portfolio Debt Securities.

Dependence on Issuer Sponsors. The Adviser may at times be dependent on relationships with sponsors of funds and other investment vehicles to identify potential investment opportunities in Portfolio Debt Securities. If such sponsors find new sources of debt capital that are more advantageous to them, or if the Adviser suffers reputational harm such that sponsors do not want to work with the Adviser, the Adviser could have difficulty finding and sourcing new investment opportunities. In addition, sponsors may experience financial distress, which may be related or unrelated to the issuers in which the Fund invests. Once in financial distress, such sponsors may be unable to provide the same level of managerial, operating or financial support to funds and other investment vehicles, resulting in an increased risk of default or inability to repay remaining principal.

Funding Defaults. Issuers of Portfolio Debt Securities may experience investor funding defaults, poor investment performance, financing limitations and other events that may impair their ability to meet their obligations under a Portfolio Debt Security. Such events could impair the Portfolio Debt Securities in which the Fund invests.

Need for Follow-up Funding. The Fund may be called upon to provide follow-up funding for or may have the opportunity to increase its exposure to an issuer of Portfolio Debt Securities or an underlying portfolio company thereof. There can be no assurance that the Fund will wish to make such follow-on investments or have available capital to do so, and the inability to make such follow-on investments may have a substantial negative impact on such issuer or other issuer in need of capital or may diminish the Fund’s ability to influence such issuer’s or other issuer’s future development.

Ability to Extend Financing on Advantageous Terms; Competition and Supply. The success of the Fund’s investment program will depend in part on the ability of the Fund to obtain access to potentially scarce investments on advantageous terms. In extending financing to borrowers, lenders will compete with a broad spectrum of competitors, some of which may be willing to lend money on terms more favorable to borrowers. Such competing lenders may include private investment funds, public funds, commercial and investment banks, commercial financing companies and other entities. Some competitors may have a lower cost of funds or access to additional funding sources. In addition, some competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships. Also, the Adviser may ultimately choose not to compete for investment opportunities based on interest rates. Ultimately, increased competition for, or a diminution in the available supply of, qualifying borrowers may result in lower yields on financing extended to such borrowers, which could reduce returns to the Fund.

Our investments in structured finance securities involve certain risks.

Our investments will include structured finance securities. Structured finance securities are generally backed by an asset or a pool of assets (typically senior secured loans and other credit-related assets in the case of a CLO) that serve as collateral. We and other investors in structured finance securities ultimately bear the credit risk of the underlying collateral. Most structured finance securities are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of junior tranches which are the focus of our investment strategy, and scheduled payments to junior tranches have a priority in right of payment to subordinated/equity tranches.

Structured finance securities may present risks similar to those of the other types of debt obligations and, in fact, such risks may be of greater significance. For example, investments in structured vehicles, including CBOs and equity and junior debt securities issued by CLOs, involve risks, including credit risk and market risk. Changes in interest rates and credit quality may cause significant price fluctuations. A CBO is a trust which is often backed by a diversified pool of high risk, below investment grade fixed income securities. The collateral can be from many different types of fixed income securities, such as high yield debt, residential privately issued mortgage-related securities, commercial privately issued mortgage related securities, trust preferred securities and emerging market debt. The pool of high yield securities underlying CBOs is typically separated into tranches representing different degrees of credit quality. The higher quality tranches have greater degrees of protection and pay lower interest rates, whereas the lower tranches, with greater risk, pay higher interest rates.

The Adviser has wide discretion over our choice of investments.

We invest primarily in Portfolio Debt Securities, Strategic Credit investments, and equity and junior debt tranches of CLOs. Investments in these different categories of securities subject us to related but distinct risks, as described herein. The Adviser has wide discretion to determine our allocation of funds to the foregoing categories of investments so long as the investments are consistent with the Fund’s investment objectives. We expect that such allocations will vary over time, as will our exposure to the related risks. Accordingly, our exposure to any particular investment category may or may not constitute a material part of our portfolio on any given date.

Our investments in the primary CLO market involve certain additional risks.

Between the pricing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the target initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions on the CLO equity securities and could result in early redemptions which may cause CLO equity and debt investors to receive less than face value of their investment.

Our portfolio of investments may lack diversification among structured finance securities which may subject us to a risk of significant loss if one or more of these securities experience a high level of defaults on collateral.

Our portfolio may hold investments in a limited number of structured finance securities. Beyond the asset diversification requirements associated with our qualification as a RIC under the Code, we will not have fixed guidelines for diversification, we will not have any limitations on the ability to invest in any one structured finance security, and our investments may be concentrated in relatively few structured finance securities. As our portfolio may be less diversified than the portfolios of some larger funds, we are more susceptible to risk of loss if one or more of the securities in which we are invested experiences a high level of defaults on its collateral. Similarly, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. We may also invest in multiple structured finance securities managed by the same issuer, thereby increasing our risk of loss in the event the issuer were to fail, experience the loss of key portfolio management employees or sell its business.

The structured finance securities in which we invest may hold loans that are concentrated in a limited number of industries.

The structured finance securities in which we invest may hold loans that are concentrated in a limited number of industries. As a result, a downturn in the industry or in any particular industry that the structured finance securities in which we invest are concentrated could significantly impact the aggregate returns we realize.

Investments in particular industries will expose us to risks inherent to companies operating in such industries.

Investments we make in the securities of companies operating in a particular industry, or in CLOs which have invested in the securities of companies operating in a particular industry, will expose us to certain risks inherent to such industry. For example, companies in the infrastructure industry are subject to a variety of factors that may adversely affect their business or operations, including high interest costs in connection with capital construction programs, high leverage, costs associated with environmental and other regulations, the effects of economic slowdown, surplus capacity, increased competition from other providers of services, uncertainties concerning the availability of fuel at reasonable prices, the effects of energy conservation policies and other factors. Accordingly, we, as an investor in the securities of such companies, or in a CLO with investments in the securities of such companies, would be secondarily exposed to such risks as a result of such investment.

Failure by a structured finance security in which we are invested to satisfy certain tests will harm our operating results.

The failure by an issuer of a structured finance security in which we invest to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, would lead to a reduction in its payments to us. In the event that a structured finance security fails certain tests, holders of senior debt would be entitled to additional payments that would, in turn, reduce the payments we, as a holder of junior debt or equity tranches, would otherwise be entitled to receive. Separately, we may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting structured finance security or any other investment we may make. If any of these occur, it could materially and adversely affect our operating results and cash flows.

Negative loan ratings migration may also place pressure on the performance of certain of our structured finance securities investments.

Per the terms of a structured finance security’s indenture, assets rated “CCC+” or lower or their equivalent in excess of applicable limits typically do not receive full par credit for purposes of calculation of the structured finance security’s overcollateralization tests. As a result, negative rating migration could cause a CLO to be out of compliance with its overcollateralization tests. This could cause a diversion of cash flows away from the structured finance security junior debt tranches in favor of the more senior debt tranches until the relevant overcollateralization test breaches are cured. This could have a negative impact on our NAV and cash flows.

Our investments in certain investment vehicles result in additional expenses to us.

We invest in structured finance securities and may invest, to the extent permitted by law, in the securities and other instruments of other investment companies, including private funds, and, to the extent we so invest, will bear our ratable share of any such investment expenses, including management and performance fees. In addition to the management and performance fees borne by our investments, we also remain obligated to pay management and incentive fees to the Adviser with respect to the assets invested in the securities and other instruments of other investment vehicles. With respect to each of these investments, each holder of our Shares bears his or her share of the management and incentive fee of the Adviser as well as indirectly bearing the management and performance fees charged by the underlying advisor and other expenses of any investment vehicles in which we invest.

In the course of our investing activities, we pay management and incentive fees to the Adviser and reimburse the Adviser for certain expenses it incurs. As a result, investors in our securities invest on a “gross” basis and receive distributions on a “net” basis after expenses, potentially resulting in a lower rate of return than an investor might achieve through direct investments.

Our investments may be less transparent to us and our Shareholders than direct investments in the collateral.

We intend to invest in certain pooled vehicles other related investments. Generally, there may be less information available to us regarding the collateral held by such vehicles than if we had invested directly in the debt of the underlying obligors. As a result, our Shareholders do not know the details of the collateral of certain of the issuers in which we invest or receive reporting issued with respect to such issuers. In addition, certain of the information contained in periodic reports and other financial information furnished to us as investor is unaudited. Our investments are also subject to the risk of leverage associated with the debt issued by such issuers and, in some cases, the repayment priority of senior debt holders in such issuers.

The managers of the funds and other investment vehicles in which we invest may not continue to serve as managers.

We are dependent on the skill and expertise of the managers to the funds and other investment vehicles in which we invest. We cannot assure you that, for any issuer we invest in, the manager in place when we invest in such securities will continue to manage such vehicle through the life of our investment. In some cases, the managers are subject to removal or replacement by other holders of the vehicle’s securities without our consent, and may also voluntarily resign as manager or assign their role as manager to another entity (subject to applicable regulatory restrictions). There can be no assurance that any removal, replacement, resignation or assignment of any particular manager’s role will not adversely affect the returns on the securities in which we invest. In some cases (including certain Portfolio Debt Securities), our investment documentation contains a “change in control” covenant, which requires the issuer to offer to repay our investment in full upon the termination of the manager and/or the departure of the manager’s key personnel.

Asset-Backed Securities.

The Fund may invest in asset-backed securities (“ABS”). ABS are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. ABS also include home equity line of credit loans and other second lien mortgages. ABS are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, the Fund’s ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund’s recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, the Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed. The value of some ABS may be particularly sensitive to changes in prevailing interest rates. While asset-backed securities may be supported by some form of government or private guarantee and/or insurance, there is no assurance that private guarantors or insurers, if any, will meet their obligations. ABS may also be subject to increased volatility and may become illiquid and more difficult to value even when there is no default or threat of default due to the market’s perception of the creditworthiness of the issuers and market conditions impacting asset-backed securities more generally.

Mortgage-Backed Securities.

The Fund may invest in mortgage-backed securities (“MBS”). Investing in MBS involves the risks typically associated with investing in traditional fixed-income securities (including interest rate and credit risk) as well as the risk of principal prepayment and exposure to real estate. The rate of prepayments on underlying mortgages affects the price and volatility of a MBS, and may have the effect of shortening or extending the effective maturity of such security. Different types of MBS are subject to varying degrees of prepayment risk. Residential MBS generally provide for prepayment of principal at any time due to, among other reasons, prepayments on the underlying mortgage loans. As a result of prepayments, the Fund may be required to reinvest assets at an inopportune time resulting in a lower return. The risks of investing in such instruments reflect the risks of the underlying obligors, as well as the real estate that secures the instruments. If the Fund purchases MBS that are “subordinated” to other interests in the same mortgage pool, the Fund as a holder of those securities may only receive payments after the pool’s obligations to other investors have been satisfied. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may limit substantially the pool’s ability to make payments of principal or interest to the Fund as a holder of such subordinated securities, reducing the values of those securities or in some cases rendering them worthless; the risk of such defaults is generally higher in the case of mortgage pools that include so-called “sub-prime” mortgages. An unexpectedly high or low rate of prepayments on a pool’s underlying mortgages may have a similar effect on subordinated securities. A mortgage pool may issue securities subject to various levels of subordination; the risk of non-payment affects securities at each level, although the risk is greater in the case of more highly subordinated securities.

Investments in Unsecured Debt.

Certain of the Fund’s investments are expected to constitute unsecured debt. While unsecured debt ranks senior to common stock or preferred equity of an issuer, unsecured debt effectively ranks subordinate in priority of payment to secured debt and may not have the benefit of financial covenants common for secured debt. Unlike secured debt, unsecured debt does not have the benefit of a lien with respect to specific collateral. In any liquidation, dissolution, bankruptcy or similar proceeding involving an issuer, the holders of the issuer’s secured debt may assert rights against the assets pledged to secure that debt in order to receive full payment of their debt before the assets may be used to pay other creditors of the issuer, including the Fund. Accordingly, unsecured debt typically involves a heightened level of risk of loss of principal.

Investments in Secured Debt.

The assets of the portfolio of the Fund may include secured debt, which involve various degrees of risk of a loss of capital. The factors affecting an issuer’s secured debt, and its overall capital structure, are complex. Some secured loans may not necessarily have priority over all other debt of an issuer. For example, some secured loans may permit other secured obligations (such as overdrafts, swaps or other derivatives made available by members of the syndicate to the company), or involve secured loans only on specified assets of an issuer. Issuers of secured loans may have two tranches of secured debt outstanding each with secured debt on separate collateral. In the event of Chapter 11 filing by an issuer, the U.S. Bankruptcy Reform Act of 1978, as amended, authorizes the issuer to use a creditor’s collateral and to obtain additional credit by grant of a priority lien on its property, senior even to liens that were first in priority prior to the filing, as long as the issuer provides what the presiding bankruptcy judge considers to be “adequate protection” which may but need not always consist of the grant of replacement or additional liens or the making of cash payments to the affected secured creditor. The imposition of priority liens on the Fund’s collateral would adversely affect the priority of the liens and claims held by the Fund and could adversely affect the Fund’s recovery on the affected debt. Any secured debt is secured only to the extent of its lien and only to the extent of underlying assets or incremental proceeds on already secured assets. Moreover, underlying assets are subject to credit, liquidity, and interest rate risk.

Distressed Investments.

The Fund may invest in securities and obligations of bankrupt entities or entities experiencing financial difficulties that involve a substantial degree of risk. The Fund may lose a substantial portion or all of its investment in such an entity or may be required to accept cash or securities with a value less than the Fund’s investment. It may be difficult to obtain information as to the true financial condition of entities experiencing significant financial or business difficulties. Investments in distressed companies also may be adversely affected by state and federal laws relating to fraudulent conveyances, voidable preferences, lender liability and the bankruptcy courts’ discretionary power to disallow, subordinate or disenfranchise particular claims. The market prices of instruments issued by distressed companies may be subject to abrupt and erratic market movements and above average price volatility, and the spread between the bid and ask prices of such instruments may be greater than normally expected. It may take a number of years for the market prices of such securities to reflect their intrinsic values. Some of such securities in the Fund’s portfolio may not be widely traded, and the Fund’s positions in such securities may be substantial in relation to the market for such securities. Funding a plan of reorganization involves additional risks, including risks associated with equity ownership in the reorganized entity. Investments in distressed securities made in connection with an attempt to influence a restructuring proposal or plan of reorganization in a bankruptcy case may involve substantial litigation.

Lower-Rated Fixed Income Securities May Be Regarded as Predominantly Speculative.

The Fund may invest in securities that are rated below investment-grade. Securities that are rated below investment-grade are sometimes referred to as “high yield” or “junk.” High-yield debt securities will have greater credit and liquidity risk than investment grade obligations. High-yield debt securities are generally unsecured and may be subordinated to certain other obligations of the issuer thereof. The lower rating of high-yield debt securities and below investment grade loans reflects a greater possibility that adverse changes in the financial condition of an issuer or in general economic conditions or both may impair the ability of the issuer thereof to make payments of principal or interest.

Risks of high-yield debt securities may include (among others): (i) limited liquidity and secondary market support; (ii) substantial marketplace volatility resulting from changes in prevailing interest rates; (iii) subordination to the prior claims of banks and other senior lenders; (iv) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the Fund to reinvest premature redemption proceeds in lower-yielding debt obligations; (v) the possibility that earnings of the high-yield debt security issuer may be insufficient to meet its debt service; (vi) the declining creditworthiness and potential for insolvency of the issuer of such high-yield debt securities during periods of rising interest rates and/or economic downturn; and (vii) greater susceptibility to losses and real or perceived adverse economic and competitive industry conditions than higher grade securities. An economic downturn or an increase in interest rates could severely disrupt the market for high-yield debt securities and adversely affect the value of outstanding high-yield debt securities and the ability of the Issuers thereof to repay principal and interest.

Issuers of high-yield debt securities may be highly leveraged and may not have available to them more traditional methods of financing. The risk associated with acquiring (directly or indirectly) the securities of such issuers generally is greater than is the case with highly rated securities. For example, during an economic downturn or a sustained period of rising interest rates, issuers of high-yield debt securities may be more likely to experience financial stress, especially if such issuers are highly leveraged. During such periods, timely service of debt obligations also may be adversely affected by specific issuer developments, or the issuer’s inability to meet specific projected business forecasts or the unavailability of additional financing. The risk of loss due to default by the issuer is significantly greater for the holders of high-yield debt securities because such securities may be unsecured and may be subordinated to obligations owed to other creditors of the issuer of such securities. In addition, the Fund may incur additional expenses to the extent it (or the Adviser) is required to seek recovery upon a default on a high yield bond (or any other debt obligation) or participates in the restructuring of such obligation.

As a result of the limited liquidity of high-yield debt securities, their prices have at times experienced significant and rapid decline when a substantial number of holders (or a few holders of a significantly large “block” of the bonds) decided to sell. In addition, the Fund may have difficulty disposing of certain high-yield debt securities because there may be a thin trading market for such securities. To the extent that a secondary trading market for non-investment grade high-yield debt securities does exist, it is generally not as liquid as the secondary market for highly rated securities. Reduced secondary market liquidity may have an adverse impact on the Fund’s direct or indirect ability to dispose of particular issues in response to a specific economic event such as deterioration in the creditworthiness of the issuer of such securities.

Investing in Mezzanine Debt Securities Involves Particular Risks.

Mezzanine debt securities are generally unrated or below investment grade rated investments that have greater credit and liquidity risk than more highly rated debt obligations. Mezzanine debt securities are typically issued in traditional private placements or in connection with acquisitions and other business combinations and have no trading market. Moreover, mezzanine debt securities are generally unsecured and subordinate to other obligations of the obligor and are subject to many of the same risks as those associated with high-yield debt securities. Adverse changes in the financial condition of the obligor of mezzanine debt securities or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. Issuers of mezzanine debt securities may be highly leveraged, and their relatively high debt-to-equity ratios create increased risks that their operations might not generate sufficient cash flow to service their debt obligations.

Investing in Investment Grade Debt Securities Involves Particular Risks.

Certain credit investments in which the Fund intends to invest are may be rated investment-grade (or otherwise exhibit characteristics similar to investment-grade rated fixed income debt securities). The credit ratings on investment grade debt securities are intended to reflect (but will not necessarily reflect) relatively less credit and liquidity risk than non-investment grade securities such as high-yield debt securities or mezzanine debt securities. Risks of investment grade debt securities may include (among others): (i) marketplace volatility resulting from changes in prevailing interest rates; (ii) the absence, in many instances, of collateral security; (iii) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the Fund to reinvest premature redemption proceeds in lower-yielding debt obligations; and (iv) the declining creditworthiness and the greater potential for insolvency of the issuer of such investment debt securities during periods of rising credit spreads or interest rates or economic downturn.

Corporate Debt Securities.

Corporate debt securities exist in great variety, differing from one another in quality, maturity, and call or other provisions. Lower-grade bonds, whether rated or unrated, usually offer higher interest income, but also carry increased risk of default. Corporate bonds may be secured or unsecured, senior to or subordinated to other debt of the issuer, and, occasionally, may be guaranteed by another entity. In addition, they may carry other features, such as those described under “—Convertible Securities Risks,” or have special features such as the right of the holder to shorten or lengthen the maturity of a given debt instrument, rights to purchase additional securities, rights to elect from among two or more currencies in which to receive interest or principal payments, or provisions permitting the holder to participate in earnings of the issuer or to participate in the value of some specified commodity, financial index, or other measure of value.

Bridge Financings.

From time to time, the Fund may invest in loans made to companies, single-purpose or limited-purpose entities or natural persons on a short-term, senior or subordinated basis or otherwise invest on an interim basis in portfolio companies in anticipation of a future issuance of equity or long-term debt securities or other financing or syndication. Such bridge loans would typically be convertible into or refinanced by a more permanent, long-term financing. However, for reasons not always in the Fund’s control, such long-term securities issuance or other financing or syndication may not occur and such bridge loans and interim investments may remain outstanding. In such event, economic provisions of such loans or the terms of such interim investments may not adequately reflect the risk associated with the position by the Fund.

Investing in Synthetic Securities Involves Particular Risks.

In addition to the credit risks associated with directly or indirectly holding senior bank loans and high-yield debt securities, with respect to synthetic securities, the Fund will usually have a contractual relationship only with the counterparty of such synthetic security, and not with the reference obligor of the reference obligation. The Fund generally will have no right to directly enforce compliance by the reference obligor with the terms of the reference obligation nor will it have any rights of setoff against the reference obligor or rights with respect to the reference obligation. The Fund will not directly benefit from the collateral supporting the reference obligation and will not have the benefit of the remedies that would normally be available to a holder of such reference obligation. In addition, in the event of the insolvency of the counterparty, the Fund may be treated as a general creditor of such counterparty, and will not have any claim with respect to the reference obligation. Consequently, the Fund will be subject to the credit risk of the counterparty as well as that of the reference obligor. As a result, concentrations of synthetic securities in any one counterparty subject the Fund to an additional degree of risk with respect to defaults by such counterparty as well as by the reference obligor.

Swaps, Swaptions, Caps, Floors and Collars.

The Fund may enter into swaps, including credit default swaps (“CDS”), credit default swap index (“CDX”), swaptions, caps, floors and collars for investment and hedging purposes. A swap typically involves the exchange by the Fund with another party of their respective commitments to pay or receive cash flows, e.g., an exchange of floating rate payments for fixed-rate payments. CDX are credit derivatives that reference multiple names through underlying baskets or portfolios of single name CDS. A swaption is an option granting its owner the right, but not the obligation, to enter into the swap underlying the option. The purchase of a cap entitles the purchaser, to the extent that a specified index exceeds a predetermined value, to receive payments on a notional principal amount from the party selling the cap. The purchase of a floor entitles the purchaser, to the extent that a specified index falls below a predetermined value, to receive payments on a notional principal amount from the party selling the floor. A collar combines elements of a cap and a floor.

Swap agreements, including caps, floors and collars, and swaptions can be individually negotiated and structured to hedge or increase exposure to a variety of different types of investments or market factors. Depending on their structure, swap agreements and swaptions may decrease or increase the overall volatility of the Fund’s investments and its share price and yield because, and to the extent, these agreements affect the Fund’s exposure to corporate credit, long- or short-term interest rates, non-U.S. currency values, mortgage-backed or other security values, corporate borrowing rates or other factors such as security prices or inflation rates.

Swap agreements will tend to shift the Fund’s investment exposure from one type of investment to another. Swaptions, caps and floors have an effect similar to buying or writing options.

If a counterparty’s creditworthiness declines, the likelihood of counterparty default would likely increase, potentially resulting in losses.

Credit Default Swaps.

The Fund may invest in credit default swaps and other credit derivatives. These transactions generally provide for the transfer from one counterparty to another of certain credit risks inherent in the ownership of a financial asset, such as a bank loan or a high-yield debt security. Such risks include, among other things, the risk of default and insolvency of the obligor of such asset; the risk that the credit of the obligor or the underlying collateral will decline or that credit spreads for like assets will change (thus affecting the market value of the financial asset). The transfer of credit risk pursuant to a credit derivative may be complete or partial, and may be for the life of the related asset or for a short period. Credit default swaps and other credit derivatives may be used as a risk management tool for a pool of financial assets, providing the Adviser with the opportunity to gain exposure to one or more reference obligations without actually owning such assets in order, for example, to reduce a concentration risk or to diversify the Fund’s portfolio. Conversely, credit default swaps and other credit derivatives may be used to reduce the Fund’s exposure to an owned asset without selling it in order, for example, to maintain relationships with clients, to avoid difficult transfer restrictions, manage illiquid assets or hedge declining credit quality of the financial asset.

The use of leverage will significantly increase the sensitivity of the market value of the credit default swaps or other credit derivatives to changes in the market value of the reference obligations. The reference obligations are subject to the risks related to the credit of the underlying obligors. These risks include the possibility of a default or bankruptcy of the obligors or a claim that the pledging of collateral to secure a loan constituted a fraudulent conveyance or preferential transfer that can be subordinated to the rights of other creditors of the obligors or nullified under applicable law.

Equity Securities.

The Fund may invest in equity, preferred equity, and equity-related securities, including securities that are convertible into equity securities. Equity securities in general fluctuate in value in response to many factors, including the activities, results of operations and financial condition of individual companies, the business market in which individual companies compete, industry market conditions, interest rates and general economic environments and movements in the equity markets in general. As a result, the Fund may suffer losses if it invests in equity instruments of issuers whose performance diverges from the Adviser’s expectations or if equity markets generally move in a single direction. In addition, the shares of publicly-listed business development companies and registered closed-end investment companies have historically, on average, traded at a discount to their net asset value. As a result, it is possible that the Fund will not realize the net asset value per share of common stock in connection with any such investment in a publicly-listed business development company or registered closed-end investment company. Further, shares of publicly-listed business development companies and registered closed-end investment companies may be thinly traded, giving rise to liquidity risk.

Convertible Securities Risks.

Convertible securities (including contingent convertible securities) are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities have both equity and fixed income risk characteristics. Like all fixed income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock. In the event of conversion, the resulting investment will be subject to all of the risks of equity securities. See “—Equity Securities.”

We may also invest in contingent convertible securities. Contingent convertible securities are a form of hybrid debt security that are intended to either convert into equity or have their principal written down upon the occurrence of certain “triggers.” In certain circumstances, the principal of contingent convertible securities may be written down to zero even when the underlying equity may retain value. The value of contingent convertible securities is unpredictable and will be influenced by many factors including, without limitation: (i) the creditworthiness of the issuer and/or fluctuations in such issuer’s applicable capital ratios; (ii) supply and demand for the contingent convertible securities; (iii) general market conditions and available liquidity; and (iv) economic, financial and political events that affect the issuer, its particular market or the financial markets in general. Investments in contingent convertible securities may be considered speculative.

Short Selling.

The Fund’s investment strategy includes short selling. Short sales may be made, for example, if the Adviser believes securities or other instruments are overpriced relative to their intrinsic or fundamental value or to hedge. The extent to which the Fund engages in short sales will depend upon its investment strategy and perception of market direction. An uncovered short sale of an instrument involves the risk of an increase in the market price of the instrument which could result in an inability to cover the short position or a substantial and theoretically unlimited loss, while the prospective gain on such short sale generally is limited to the proceeds of such sale. There can be no assurance that the Fund will be able to maintain the ability to borrow securities sold short. In such cases, the Fund can be “bought in” (i.e., forced to repurchase securities in the open market to return to the lender). Furthermore, there can be no assurance that securities or instruments necessary to cover a short position will be available for purchase. Purchasing securities to close out a short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. The rules affecting short sales (and synthetic short sales) in the United States and other jurisdictions are constantly evolving in ways that have restricted or may restrict the ability of the Fund to engage in short selling. It is impossible to predict what, if any, changes to the rules affecting short sales may occur in the future, but any new regulation could have a materially adverse impact on the ability of the Fund to achieve its investment strategy.

Exchange-Traded Funds.

The Fund may invest in exchange-traded funds (“ETFs”), which may involve substantial risks and may be subject to wide and sudden fluctuations in market value, with a resulting fluctuation in the amount of profits and losses. ETFs represent shares of ownership in either funds or unit investment trusts that hold portfolios of common stocks, bonds or other instruments, which are designed to generally correspond to the price and yield performance of an underlying index. A primary risk factor relating to ETFs is that the general level of stock or bond prices may decline, thus affecting the value of an equity or fixed income ETF, respectively. An ETF may also be adversely affected by the performance of the specific sector or group of industries on which it is based. Moreover, although index ETFs are designed to provide investment results that generally correspond to the price and yield performance of their underlying indices, ETFs may not be able to exactly replicate the performance of the indices because of various sources of tracking error, including their expenses and a number of other factors.

Licensing Requirements.

Certain federal and local banking and regulatory bodies or agencies may require the Fund, the Adviser and/or certain employees of the Adviser to obtain licenses or authorizations to engage in many types of lending activities including the origination of Portfolio Debt Securities. There can be no assurance that any such licenses or authorizations will be granted. Additionally, the Adviser may be compelled to structure certain potential investments in a manner that would not require such licenses and authorizations, although such transactions may be inefficient or otherwise disadvantageous for the issuer and/or any relevant borrower, including because of the risk that licensing authorities would not accept such structuring alternatives in lieu of obtaining a license. The inability of the Fund or the Adviser to obtain necessary licenses or authorizations, the structuring of an originated investment in an inefficient or otherwise disadvantageous manner, or changes in licensing regulations, could adversely affect the Fund’s ability to implement its investment program and achieve its intended results.

Fraud.

Of paramount concern in extending financing or investing in Portfolio Debt Securities and other credit investments in the primary market is the possibility of material misrepresentation or omission on the part of the borrower. Such inaccuracy or incompleteness may adversely affect the valuation of the assets supporting the Portfolio Debt Securities or other credit investments or, in the case of secured financing, may adversely affect the ability of the Fund to perfect or effectuate a lien on underlying collateral securing the financing. The Fund and Adviser will rely upon the accuracy and completeness of representations made by borrowers to the extent reasonable, but cannot guarantee such accuracy or completeness.

Risks of Default on Underlying Assets.

A default and any resulting loss on an underlying asset will reduce its fair value and, consequently, the fair value of the related investment and the Fund’s portfolio. A wide range of factors could adversely affect the ability of the issuer of an underlying asset to make interest or other payments on that asset. Any defaults and losses will have a negative impact on the fair value of the Fund’s investments and will reduce the cash flows that the Fund receives from its investments.

Credit Risk.

If a credit investment in the Fund’s portfolio declines in price or fails to pay interest or principal when due because the issuer or debtor experiences a decline in its financial status the Fund’s income may be adversely impacted. Non-payment would result in a reduction of income and a reduction in the value of the applicable credit investment experiencing non-payment. With respect to investments in credit investments that are secured, there can be no assurance that liquidation of collateral would satisfy the issuer’s obligation in the event of non-payment of scheduled dividend, interest or principal or that such collateral could be readily liquidated. In the event of bankruptcy of an issuer, there could be delays or limitations with respect to its ability to realize the benefits of any collateral securing a credit investment. To the extent that the credit rating assigned to a security is downgraded, the market price and liquidity of such security may be adversely affected. With respect to investments in credit investments that are unsecured, such unsecured debt effectively ranks subordinate to the issuer’s secured debt, and there can be no assurance that the issuer will have sufficient assets to repay its unsecured debt after it has repaid its secured debt. The Fund may experience a loss of some or all of its investment.

Prepayment Risk.

Investments held by the Fund may be prepaid more quickly than expected. Prepayment rates are influenced by changes in interest rates and a variety of factors beyond the Fund’s control and consequently cannot be accurately predicted. Early prepayments give rise to increased reinvestment risk, as the Fund might realize excess cash from prepayments earlier than expected. If the Fund is unable to reinvest such cash in a new investment with an expected rate of return at least equal to that of the investment repaid, this may reduce the Fund’s net income and the fair value of that asset.

Bankruptcy Risk.

In the event of a bankruptcy or insolvency of an issuer or borrower in which the Fund invests, a court or other governmental entity may determine that the claims of Fund are not valid or not entitled to the treatment the Fund expected when making its initial investment decision.

Various laws enacted for the protection of debtors may apply to the Fund’s investment portfolio. Similar avoidance provisions to those described below are sometimes available with respect to non-U.S. issuers or borrowers, but there is no assurance that this will be the case which may result in a much greater risk of partial or total loss of value in that underlying asset.

If a court in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer or borrower, such as a trustee in bankruptcy, were to find that such issuer or borrower did not receive fair consideration or reasonably equivalent value for incurring the indebtedness constituting underlying assets and, after giving effect to such indebtedness, the issuer or borrower: (i) was insolvent; (ii) was engaged in a business for which the remaining assets of such issuer or borrower constituted unreasonably small capital; or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could decide to invalidate, in whole or in part, the indebtedness constituting the underlying assets as a fraudulent conveyance, to subordinate such indebtedness to existing or future creditors of the issuer or borrower or to recover amounts previously paid by the issuer or borrower in satisfaction of such indebtedness. In addition, in the event of the insolvency of an issuer or borrower, payments made on underlying assets could be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year under U.S. Federal bankruptcy law or even longer under state laws) before insolvency.

The Fund’s underlying assets may be subject to various laws for the protection of debtors in other jurisdictions, including the jurisdiction of incorporation of the issuer or borrower and, if different, the jurisdiction from which it conducts business and in which it holds assets, any of which may adversely affect such issuer’s or borrower’s ability to make, or a creditor’s ability to enforce, payment in full, on a timely basis or at all. These insolvency considerations will differ depending on the jurisdiction in which an issuer or borrower or the related underlying assets are located and may differ depending on the legal status of the issuer or borrower.

Equitable Subordination.

The Fund, in its capacity as an investor in (or a lender to) the issuers of its investments, may be subject to the risk of equitable subordination. Under common law principles that in some cases form the basis for lender liability claims, if a lender (i) intentionally takes an action that results in the undercapitalization of a borrower or issuer to the detriment of other creditors of such borrower or issuer, (ii) engages in other inequitable conduct to the detriment of such other creditors, (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (iv) uses its influence as a stockholder to dominate or control a borrower or issuer to the detriment of other creditors of such borrower or issuer, a court may elect to subordinate the claim of the offending lender to the claims of the disadvantaged creditor or creditors (a remedy called “equitable subordination”). The Fund does not intend to engage in conduct that would form the basis for a successful cause of action based upon the equitable subordination doctrine; however, the Fund may be subject to claims from creditors of an obligor that debt obligations of such obligor should be equitably subordinated.

Recharacterization.

Under Title 11 of the Bankruptcy Code, a court may use its equitable powers to “recharacterize” the claim of a lender, i.e., notwithstanding the characterization by the lender and borrower of a loan advance as a “debt,” to find that the advance was in fact a contribution in exchange for equity. Typically, recharacterization occurs when an equity holder asserts a claim based on a loan made by the equity holder to the borrower at a time when the borrower was in such poor financial condition so that other lenders would not make such a loan. In effect, a court that recharacterizes a claim makes a determination that the original circumstance of the contribution warrants treating the holder’s advance not as debt but rather as equity. In determining whether recharacterization is warranted in any given circumstance, courts may look at the following factors: (i) the names given to the instruments (if any) evidencing the indebtedness; (ii) the presence or absence of a fixed maturity or scheduled payment; (iii) the presence or absence of a fixed rate of interest and interest payments; (iv) the source of repayments; (v) the adequacy or inadequacy of capital; (vi) the identity of interest between the creditor and the equity holders; (vii) the security (if any) for the advances; (viii) the borrower’s ability to obtain financing from outside lending institutions; (ix) the extent to which the advances were subordinated to the claims of outside creditors; (x) the extent to which the assets were used to acquire capital assets; and (xi) the presence or absence of a sinking fund to provide for repayment. These factors are reviewed under the circumstances of each case, and no one factor is controlling. The Fund may be subject to claims from creditors of an obligor that debt obligations of such obligor held by the Fund should be recharacterized.

Risks Associated with Foreclosure.

Certain investments held by the Fund may be secured by collateral. To the extent the Fund needs to foreclose on such Portfolio Debt Securities or other credit investments the Fund may, directly or indirectly, own such collateral and may be subject to the risks incident to the ownership and operation of such assets. In addition, the Fund may, directly or indirectly, incur the burdens of ownership. There is no assurance that there will be a ready market for resale of such assets or that such collateral will be sufficient to satisfy such defaulted loan obligation.

Real Estate Investment-Related Risks.

The Fund may invest in Portfolio Debt Securities and other securities or instruments issued by REITs or other real estate-related issuers, which investments will be subject to the risks incident to the ownership and operation of real estate. Such risks include the risks associated with both the domestic and international general economic climates; local real estate conditions; risks due to dependence on cash flow; risks and operating problems arising out of the absence of certain construction materials; changes in supply of, or demand for, competing properties in an area (as a result, for instance, of over-building); the financial condition of tenants, buyers and sellers of properties; changes in availability of debt financing; energy and supply shortages; changes in the tax, real estate, environmental, and zoning laws and regulations; various uninsured or uninsurable risks; the ability of clients or third-party borrowers to manage the real properties; and natural disasters and events such as COVID-19. Developments such as migration away from urban centers, an increase in work-from-home and greater reliance on telecommuting technologies, e-commerce and remote learning may result in long-lasting and fundamental changes in the demand for residential and commercial real estate in various locales. A shrinking tax base and a rise in budget deficits may compel certain state and local governments to implement property tax increases, which may have a detrimental effect on companies in the real-estate related sector.

Banking Risk.

The possibility of future bank failures poses risks of reduced financial market liquidity at clearing, cash management and other custodial financial institutions. The failure of banks which hold cash on behalf of the Fund, the Fund’s underlying obligors, the sponsors or managers of the issuers in which the Fund invests, or the Fund’s service providers could adversely affect the Fund’s ability to pursue its investment strategies and objectives. For example, if an underlying obligor has a commercial relationship with a bank that has failed or is otherwise distressed, such company may experience delays or other disruptions in meeting its obligations and consummating business transactions. Additionally, if an issuer’s manager or sponsor has a commercial relationship with a distressed bank, the manager may experience issues conducting its operations or consummating transactions on behalf of the issuer it manages, which could negatively affect the performance of such issuers (and, therefore, the performance of the Fund).

Diversification and Focused Portfolio Risk.

The current investment strategy of the Fund is focused on certain types of transactions. The Fund’s portfolio may hold investments in a limited number of credit investments. As the Fund’s portfolio may be less diversified, it is more susceptible to failure if one or more of the credit investments in which it is invested experiences a high level of defaults. Similarly, the aggregate returns that the Fund may realize may be significantly adversely affected if a small number of investments perform poorly. Further, the Fund may also invest in multiple Portfolio Debt Securities managed by the same fund sponsor, thereby increasing its risk of loss in the event the fund sponsor were to fail, experience the loss of key portfolio management employees or sell its business. In addition, because the Fund’s portfolio is focused on securities issued by funds or other investment vehicles and related investments, and the funds or other investment vehicles in which it invests may hold loans that are focused in a limited number of industries, a downturn in the fund industry or in any particular industry that the funds or other investment vehicles in which the Fund invests are focused could significantly impact aggregate returns. Although the Adviser will regularly monitor the concentration of the Fund’s investment portfolio and its exposure to any given fund sponsor, focused exposures may arise in the portfolio. The risk that payments on the Fund’s investments could be adversely affected to a significant degree by defaults on debt obligations will increase to the extent that its investments (and the underlying investments of such investments) are focused in a particular company, investment, industry, jurisdiction, region, asset class or fund sponsor.

We are subject to risks associated with our wholly-owned subsidiaries.

We may invest indirectly through wholly-owned subsidiaries to invest in securities of U.S. and non-U.S. issuers that are issued in private offerings without registration with the SEC pursuant to Regulation S under the Securities Act of 1933, as amended (“Securities Act”), or for other general corporate purposes. Such wholly-owned subsidiaries would not be separately registered under the 1940 Act and would not be subject to all the investor protections of the 1940 Act. In addition, changes in the laws of the Cayman Islands or other jurisdiction in which a subsidiary may be domiciled could result in the inability of a subsidiary to operate as anticipated.

We and our investments are subject to interest rate risk.

Since we borrow money under the Texas Capital Bank Credit Facility and have issued Preferred Shares, and since we may incur additional leverage (including through issuing additional preferred shares and/or issuing debt securities) to make investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds.

Interest rates may increase or decrease due to governmental actions, among other factors. In a rising interest rate environment, any additional leverage that we incur may bear a higher interest rate than our current leverage. There may not, however, be a corresponding increase in our investment income. Any reduction in the level of rate of return on new investments relative to the rate of return on our current investments, and any reduction in the rate of return on our current investments, could adversely impact our net investment income, reducing our ability to service the interest obligations on, and to repay the principal of, our indebtedness, as well as our capacity to pay distributions to our Shareholders.

The fair value of certain of our investments, particularly debt or preferred equity investments with a fixed coupon or dividend rate, may be significantly affected by changes in interest rates. In general, rising interest rates will negatively affect the price of a fixed rate instrument and falling interest rates will have a positive effect on the price of a fixed rate instrument. In the event of a significantly rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses that may adversely affect the cash flows from investments held in the Fund and/or such investments’ fair value.

Although senior secured loans are generally floating rate instruments, our investments in senior secured loans (directly or indirectly) are sensitive to interest rate levels and volatility. Furthermore, in the event of a significantly rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses that may adversely affect our cash flow, fair value of our assets and operating results. In the event that our interest expense were to increase relative to income, or sufficient financing became unavailable, our return on investments and cash available for distribution to Shareholders or to make other payments on our securities would be reduced. In addition, future investments in different types of instruments may carry a greater exposure to interest rate risk.

SOFR Risk. Since the discontinuation of LIBOR, CLOs (and the collateral they hold) have generally issued debt based on Term SOFR. SOFR is intended to be a broad measure of the cost of borrowing funds overnight in transactions that are collateralized by U.S. Treasury securities. SOFR is calculated based on transaction-level data collected from various sources. SOFR is calculated and published by the Federal Reserve Bank of New York (“FRBNY”). Term SOFR is a forward-looking term rate determined with reference to certain SOFR derivatives. Changes in the levels of Term SOFR will affect the amount of interest payable on the CLO debt securities, the distributions on the CLO equity and the trading price of the CLO securities. Both SOFR and Term SOFR are fundamentally different from LIBOR. LIBOR was intended to be an unsecured rate that represents interbank funding costs for different short-term maturities or tenors. It was a forward-looking rate reflecting expectations regarding interest rates for the applicable tenor. Thus, LIBOR was intended to be sensitive, in certain respects, to bank credit risk and to term interest rate risk. In contrast, SOFR is a secured overnight rate reflecting the credit of U.S. Treasury securities as collateral. Thus, it is largely insensitive to credit-risk considerations and to short-term interest rate risks. SOFR is a transaction-based rate, and it has been more volatile than other benchmark or market rates, such as three-month LIBOR, during certain periods. For these reasons, among others, there is no assurance that SOFR, or rates derived from SOFR or related derivatives markets, like Term SOFR, will perform in the same or similar way as LIBOR would have performed at any time, and there is no assurance that SOFR or such SOFR-based rates will be a suitable substitute for LIBOR. SOFR has a limited history, having been first published in April 2018. The future performance of SOFR, and SOFR-based reference rates like Term SOFR, cannot be predicted based on SOFR’s history or otherwise. Levels of SOFR or Term SOFR in the future, including following the discontinuation of synthetic LIBOR, may bear little or no relation to historical levels of SOFR, LIBOR or other rates.

Risks of Replacement Rates. If the applicable rate of interest on any CLO security is calculated with reference to a tenor which is discontinued, such rate of interest will then be determined by the provisions of the affected CLO security, which may include determination by the relevant calculation agent in its discretion. The administrator of a reference rate will not have any involvement in the affected CLOs or loans and may take any actions in respect of such rate without regard to the effect of such actions on the CLOs or loans.

Alteration of the terms of a debt instrument or a modification of the terms of other types of contracts to replace the reference rate could result in a taxable exchange and the realization of income and gain/loss for U.S. federal income tax purposes. The IRS has issued regulations regarding the tax consequences of the transition from an interbank offered rate (“IBOR”) to a new reference rate in debt instruments and non-debt contracts. Under the regulations, alteration or modification of the terms of a debt instrument to replace an operative rate that uses a discontinued IBOR with a qualified rate (as defined in the regulations) including true up payments equalizing the fair market value of contracts before and after such IBOR transition, to add a qualified rate as a fallback rate to a contract whose operative rate uses a discontinued IBOR or to replace a fallback rate that uses a discontinued IBOR with a qualified rate would not be taxable. The IRS may provide additional guidance, with potential retroactive effect.

Interest Rate Environment. The senior secured loans in which we may invest (or the loans comprising the collateral of certain vehicles in which we invest) typically have floating interest rates. A sustained high interest rate environment may increase loan defaults, resulting in losses for the instruments in which we invest. In addition, increasing interest rates may lead to higher prepayment rates, as corporate borrowers look to avoid escalating interest payments or refinance floating rate loans. See “— Risks Related to Our Investments — Prepayment Risk.”

For detailed discussions of the risks associated with a high interest rate environment, see “— Risks Related to Our Investments — We and our investments are subject to interest rate risk” and “— Risks Related to Our Investments — We and our investments are subject to risks associated with investing in high-yield and unrated, or “junk,” securities.”

We may leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us.

We have incurred leverage through indebtedness for borrowed money and the issuance of Preferred Shares. We may incur additional leverage, directly or indirectly, through one or more special purpose vehicles, indebtedness for borrowed money, as well as leverage in the form of Derivative Transactions, additional preferred shares, debt securities and other structures and instruments, in significant amounts and on terms that the Adviser and our Board of Trustees deem appropriate, subject to applicable limitations under the 1940 Act. Such leverage may be used for the acquisition and financing of our investments, to pay fees and expenses and for other purposes. Such leverage may be secured and/or unsecured. Any such leverage does not include leverage embedded or inherent in the structures in which we invest or in derivative instruments in which we may invest. Accordingly, there is a layering of leverage in our overall structure.

The more leverage we employ, the more likely a substantial change will occur in our NAV. Accordingly, any event that adversely affects the value of an investment would be magnified to the extent leverage is utilized. For instance, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could also negatively affect our ability to make distributions and other payments to our securityholders. Leverage is generally considered a speculative investment technique. Our ability to service any debt that we incur will depend largely on our financial performance and will be subject to prevailing economic conditions and competitive pressures. The cumulative effect of the use of leverage with respect to any investments in a market that moves adversely to such investments could result in a substantial loss that would be greater than if our investments were not leveraged.

As a registered closed-end management investment company, we are required to meet certain asset coverage requirements, as defined under the 1940 Act, with respect to any senior securities. With respect to senior securities representing indebtedness (i.e., borrowings or deemed borrowings), other than temporary borrowings as defined under the 1940 Act, we are required under current law to have an asset coverage of at least 300%, as measured at the time of borrowing and calculated as the ratio of our total assets (less all liabilities and indebtedness not represented by senior securities) over the aggregate amount of our outstanding senior securities representing indebtedness. With respect to senior securities that are equity (i.e., preferred shares, including the Preferred Shares), we are required under current law to have an asset coverage of at least 200%, as measured at the time of the issuance of any such preferred shares and calculated as the ratio of our total assets (less all liabilities and indebtedness not represented by senior securities) over the aggregate amount of our outstanding senior securities representing indebtedness plus the aggregate liquidation preference of any outstanding preferred shares. If legislation were passed that modifies this section of the 1940 Act and increases the amount of senior securities that we may incur, we may increase our leverage to the extent then permitted by the 1940 Act and the risks associated with an investment in us may increase.

If our asset coverage declines below 300% (or 200%, as applicable), we would not be able to incur additional debt or issue preferred shares, and could be required by law to sell a portion of our investments to repay some debt or redeem preferred shares when it is disadvantageous to do so, which could have a material adverse effect on our operations, and we may not be able to make certain distributions or pay dividends of an amount necessary to continue to be subject to tax as a RIC. The amount of leverage that we employ will depend on the Adviser’s and our Board of Trustees’ assessment of market and other factors at the time of any proposed borrowing. We cannot assure you that we will be able to obtain credit at all or on terms acceptable to us. Because we have incurred leverage through indebtedness for borrowed money and the issuance of the Preferred Shares, our common Shareholders are subordinated to the rights of such senior security holders. In particular, dividends, distributions and other payments to common Shareholders are subject to prior payments due to such senior security holders. In addition, the 1940 Act provides preferred shareholders and, in certain cases, debt holders, with voting rights that are equal or superior to the voting rights of our common Shareholders.

In addition, any debt facility into which we may enter would likely impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our ability to be subject to tax as a RIC under Subchapter M of the Code.

Effects of Leverage. Assuming the Fund’s total assets as of December 31, 2024, and that the Fund bears expenses relating to the Series A Term Cumulative Preferred Shares due 2029 and Texas Capital Bank Credit Facility ($5 million in outstanding borrowings under the Texas Capital Bank Credit Facility as of December 31, 2024), in the aggregate, at a weighted average effective interest rate of 8.79%, the annual return that the Fund’s portfolio must experience (net of expenses not related to the preferred shares or borrowings) in order to cover the costs of such leverage would be approximately 2.90%. These figures are estimates based on current market conditions, used for illustration purposes only. Actual expenses associated with preferred shares and borrowings used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example above.

The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effects of the Fund’s leverage due to senior securities on corresponding Share total return, assuming investment portfolio total returns (consisting of income and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Fund. Your actual returns may be greater or less than those appearing below.

Assumed Return on Portfolio (Net of Expenses not related to the Preferred Shares or borrowings)	-10%	-5%	0%	5%	10%
Corresponding Share Total Return	-20.62%	-12.63%	-4.63%	3.36%	11.36%

Corresponding Share total return is composed of two elements — the Share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying dividends on the Preferred Shares and interest expenses on the Fund’s borrowings) and gains or losses on the value of the securities the Fund owns.

We and our investments are subject to risks associated with investing in high-yield and unrated, or “junk,” securities; lower-rated fixed income securities may be regarded as predominantly speculative.

We may invest in securities and other instruments that are rated below investment-grade. Securities that are rated below investment-grade are sometimes referred to as “high yield” or “junk.” High-yield debt securities will have greater credit and liquidity risk than investment grade obligations. High-yield debt securities are generally unsecured and may be subordinated to certain other obligations of the issuer thereof. The lower rating of high-yield debt securities and below investment grade loans reflects a greater possibility that adverse changes in the financial condition of an issuer or in general economic conditions or both may impair the ability of the issuer thereof to make payments of principal or interest.

Risks of high-yield debt securities may include (among others):

(1)	limited liquidity and secondary market support;

(2)	substantial marketplace volatility resulting from changes in prevailing interest rates;

(3)	subordination to the prior claims of banks and other senior lenders;

(4)	the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the Fund to reinvest premature redemption proceeds in lower-yielding debt obligations;

(5)	the possibility that earnings of the high-yield debt security issuer may be insufficient to meet its debt service;

(6)	the declining creditworthiness and potential for insolvency of the issuer of such high-yield debt securities during periods of rising interest rates and/or economic downturn; and

(7)	greater susceptibility to losses and real or perceived adverse economic and competitive industry conditions than higher grade securities.

An economic downturn or an increase in interest rates could severely disrupt the market for high-yield debt securities and adversely affect the value of outstanding high-yield debt securities and the ability of the issuers thereof to repay principal and interest.

Issuers of high-yield debt securities may be highly leveraged and may not have available to them more traditional methods of financing. The risk associated with acquiring (directly or indirectly) the securities of such issuers generally is greater than is the case with highly rated securities. For example, during an economic downturn or a sustained period of rising interest rates, issuers of high-yield debt securities may be more likely to experience financial stress, especially if such issuers are highly leveraged. During such periods, timely service of debt obligations also may be adversely affected by specific issuer developments, or the issuer’s inability to meet specific projected business forecasts or the unavailability of additional financing. The risk of loss due to default by the issuer is significantly greater for the holders of high-yield debt securities because such securities may be unsecured and may be subordinated to obligations owed to other creditors of the issuer of such securities. In addition, the Fund may incur additional expenses to the extent it (or the Adviser) is required to seek recovery upon a default on a high yield bond (or any other debt obligation) or participate in the restructuring of such obligation.

We are subject to risks associated with loan assignments and participations.

The Fund may acquire interests in loans either directly (by way of assignment (“Assignment”)) or indirectly (by way of participation) or through the acquisition of synthetic securities or interests in lease agreements that have the general characteristics of loans and are treated as loans for withholding tax purposes. The purchaser by an Assignment of a loan obligation typically succeeds to all the rights and obligations of the selling institution and becomes a lender under the loan or credit agreement with respect to the debt obligation. In contrast, participations (“Participations”) acquired by the Fund in a portion of a debt obligation held by a selling institution (the “Selling Institution”) typically result in a contractual relationship only with such Selling Institution, not with the obligor. The Fund would have the right to receive payments of principal, interest and any fees to which it is entitled under the Participation only from the Selling Institution and only upon receipt by the Selling Institution of such payments from the obligor. In purchasing a Participation, the Fund generally will have no right to enforce compliance by the obligor with the terms of the loan or credit agreement or other instrument evidencing such debt obligation, nor any rights of setoff against the obligor, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the Participation. As a result, the Fund would assume the credit risk of both the obligor and the Selling Institution. In the event of the insolvency of the Selling Institution, the Fund will be treated as a general creditor of the Selling Institution in respect of the Participation and may not benefit from any setoff between the Selling Institution and the obligor.

The holder of a Participation in a debt obligation may not have the right to vote to waive enforcement of any default by an obligor. Selling Institutions commonly reserve the right to administer the debt obligations sold by them as they see fit and to amend the documentation evidencing such debt obligations in all respects. However, most participation agreements with respect to bank loans provide that the Selling Institution may not vote in favor of any amendment, modification or waiver that (1) forgives principal, interest or fees, (2) reduces principal, interest or fees that are payable, (3) postpones any payment of principal (whether a scheduled payment or a mandatory prepayment), interest or fees or (4) releases any material guarantee or security without the consent of the participant (at least to the extent the participant would be affected by any such amendment, modification or waiver).

A Selling Institution voting in connection with a potential waiver of a default by an obligor may have interests different from ours, and the Selling Institution might not consider our interests in connection with its vote. In addition, many participation agreements with respect to bank loans that provide voting rights to the participant further provide that, if the participant does not vote in favor of amendments, modifications or waivers, the Selling Institution may repurchase such Participation at par. An investment by us in a synthetic security related to a loan involves many of the same considerations relevant to Participations.

Purchasers of loans are predominately commercial banks, investment funds and investment banks. As secondary market trading volumes increase, new loans frequently contain standardized documentation to facilitate loan trading that may improve market liquidity. There can be no assurance, however, that future levels of supply and demand in loan trading will provide an adequate degree of liquidity or that the current level of liquidity will continue. Because holders of such loans are offered confidential information relating to the borrower, the unique and customized nature of the loan agreement, and the private syndication of the loan, loans are not purchased or sold as easily as publicly traded securities are purchased or sold.

The lack of liquidity in our investments may adversely affect our business.

High-yield investments, including many of the securities in which we expect to invest, will have limited liquidity. Prices of high-yield investments have at times experienced significant and rapid decline when a substantial number of holders (or a few holders of a significantly large “block” of the securities) decided to sell. In addition, we (or the investments in which we hold) may have difficulty disposing of certain high-yield investments because there may be a thin trading market for such securities. To the extent that a secondary trading market for non-investment grade high-yield investments does exist, it would not be as liquid as the secondary market for highly rated investments. Reduced secondary market liquidity would have an adverse impact on the fair value of the securities and on our direct or indirect ability to dispose of particular securities in response to a specific economic event such as deterioration in the creditworthiness of the issuer of such securities.

As secondary market trading volumes increase, new loans frequently contain standardized documentation to facilitate loan trading that may improve market liquidity. There can be no assurance, however, that future levels of supply and demand in loan trading will provide an adequate degree of liquidity or that the current level of liquidity will continue. Because holders of such loans are offered confidential information relating to the borrower, the unique and customized nature of the loan agreement, and the private syndication of the loan, loans are not purchased or sold as easily as publicly traded securities are purchased or sold. Although a secondary market may exist, risks similar to those described above in connection with an investment in high-yield debt investments are also applicable to investments in lower rated loans.

Certain of the securities in which we intend to invest are subject to certain transfer restrictions that impose certain financial and other eligibility requirements on prospective transferees. Other investments that we may purchase in privately negotiated transactions may also be illiquid or subject to legal restrictions on their transfer. As a result of this illiquidity, our ability to sell certain investments quickly, or at all, in response to changes in economic and other conditions and to receive a fair price when selling such investments may be limited, which could prevent us from making sales to mitigate losses on such investments.

We may be exposed to counterparty risk.

We may be exposed to counterparty risk, which could make it difficult for us or the funds and other investment vehicles in which we invest to collect on the obligations represented by investments and result in significant losses.

We may hold investments (including synthetic securities) that would expose us to the credit risk of our counterparties or the counterparties of the issuers in which it invests. In the event of a bankruptcy or insolvency of such a counterparty, we or an issuer in which such an investment is held could suffer significant losses, including the loss of that part of our or the issuer’s portfolio financed through such a transaction, declines in the value of our investment, including declines that may occur during an applicable stay period, the inability to realize any gains on our investment during such period and fees and expenses incurred in enforcing our rights. If the issuer enters into or owns synthetic securities, the issuer may fall within the definition of “commodity pool” under CFTC rules, and the manager of the issuer may be required to register as a commodity pool operator with the CFTC, which could increase costs for the issuer and reduce amounts available to pay interest or principal on our investment.

In addition, with respect to certain swaps and synthetic securities, neither an issuer nor we usually has a contractual relationship with the entities, referred to as “Reference Entities” whose payment obligations are the subject of the relevant swap agreement or security. Therefore, neither the issuers nor we generally have a right to directly enforce compliance by the Reference Entity with the terms of this kind of underlying obligation, any rights of set-off against the Reference Entity or any voting rights with respect to the underlying obligation. Neither the issuers nor we will directly benefit from the collateral supporting the underlying obligation and will not have the benefit of the remedies that would normally be available to a holder of such underlying obligation.

Furthermore, we may invest in unsecured notes which are linked to loans or other assets held by a bank or other financial institution on its balance sheet (so called “credit-linked notes”). Although the credit-linked notes are tied to the underlying performance of the assets held by the bank, such credit-linked notes are not secured by such assets, and we have no direct or indirect ownership of the underlying assets. Thus, as a holder of such credit-linked notes, we would be subject to counterparty risk of the bank which issues the credit-linked notes (in addition to the risk associated with the assets themselves). To the extent the relevant bank experiences an insolvency event or goes into receivership, we may not receive payments on the credit-linked notes, or such payments may be delayed.

We are subject to risks associated with defaults on an underlying asset held by the issuers in which we invest.

A default and any resulting loss on an underlying asset held by an issuer in which we invest may reduce the fair value of our corresponding investment. A wide range of factors could adversely affect the ability of the borrower of an underlying asset to make interest or other payments on that asset. To the extent that actual defaults and losses on the collateral of an investment exceed the level of defaults and losses factored into its purchase price, the value of the anticipated return from the investment will be reduced. The more deeply subordinated the tranche of securities in which we invest, the greater the risk of loss upon a default.

In addition, the collateral of our portfolio companies may require workout negotiations or restructuring in the event of a default or liquidation. Any such workout or restructuring is likely to lead to a substantial reduction in the interest rate of such asset and/or a substantial write-down or write-off of all or a portion the principal of such asset. Any such reduction in interest rates or principal could negatively affect the fair value of our portfolio.

We are subject to risks associated with loan accumulation facilities.

We may invest capital in LAFs, which are short- to medium-term facilities often provided by the bank that will serve as placement agent or arranger on a CLO transaction and which acquire loans on an interim basis which are expected to form part of the portfolio of a future CLO. Investments in LAFs have risks similar to those applicable to investments in CLOs. There typically will be no assurance that the future CLO will be consummated or that the loans held in such a loan accumulation facility are eligible for purchase by the CLO. In the event a planned CLO is not consummated, or the loans are not eligible for purchase by the CLO, the Fund may be responsible for either holding or disposing of the loans. This could expose the Fund primarily to credit and/or mark-to-market losses, and other risks. Leverage is typically utilized in such a facility and as such the potential risk of loss will be increased for such facilities employing leverage.

Furthermore, we likely will have no consent rights in respect of the loans to be acquired in such a facility and in the event we do have any consent rights, they will be limited. In the event a planned CLO is not consummated, or the loans are not eligible for purchase by the CLO, we may be responsible for either holding or disposing of the loans. This could expose us primarily to credit and/or mark-to-market losses, and other risks. LAFs typically incur leverage from four to six times prior to a CLO’s closing and as such the potential risk of loss will be increased for such facilities that employ leverage.

Our synthetic strategy involves certain additional risks.

We may invest in synthetic investments, such as SRT securities and credit risk transfer securities issued by banks or other financial institutions, or acquire interests in lease agreements that have the general characteristics of loans and are treated as loans for withholding tax purposes. In addition to the credit risks associated with directly or indirectly holding senior secured loans and high-yield debt securities, with respect to synthetic strategy, we will usually have a contractual relationship only with the counterparty of such synthetic investment, and not with the reference obligor of the reference asset. We generally will have no right to directly enforce compliance by the reference obligor with the terms of the reference asset nor will it have any rights of setoff against the reference obligor or rights with respect to the reference asset. We will not directly benefit from the collateral supporting the reference asset and will not have the benefit of the remedies that would normally be available to a holder of such reference asset. In addition, in the event of the insolvency of the counterparty, we may be treated as a general creditor of such counterparty, and will not have any claim with respect to the reference asset. Consequently, we will be subject to the credit risk of the counterparty as well as that of the reference obligor. As a result, concentrations of synthetic securities in any one counterparty subject us to an additional degree of risk with respect to defaults by such counterparty as well as by the reference obligor.

We are subject to risks associated with any hedging or Derivative Transactions in which we participate.

The Fund may engage in derivative transactions and may sell securities short from time to time. To the extent the Fund engages in derivative transactions, it expects to do so for investment purposes (e.g., to obtain synthetic exposure to any of the Fund’s target asset classes) or for risk-management purposes (e.g., to hedge against interest rate risks, credit risks, currency risks or other risks). Among other derivative instruments, the Adviser expects that the Fund may purchase or sell exchange-listed and OTC options, futures, options on futures, swaps, warrants, rights, and similar instruments, various interest rate transactions, such as swaps, caps, floors or collars, and credit transactions and credit default swaps. The Fund also may purchase and sell derivative instruments that combine features of these instruments. Collectively, we refer to these financial management techniques as “Derivative Transactions.” Our use of Derivative Transactions, if any, will generally be deemed to create leverage for us and involves significant risks. No assurance can be given that our strategy and use of derivatives will be successful, and our investment performance could diminish compared with what it would have been if Derivative Transactions were not used.

Derivative Transactions may be volatile and involve various risks different from, and in certain cases, greater than the risks presented by other instruments. The primary risks related to Derivative Transactions include counterparty, correlation, illiquidity, leverage, volatility, OTC trading, operational and legal risks. A small investment in derivatives could have a large potential impact on our performance, effecting a form of investment leverage on our portfolio. In certain types of Derivative Transactions, we could lose the entire amount of our investment. In other types of Derivative Transactions, the potential loss is theoretically unlimited.

The following is a more detailed discussion of primary risk considerations related to the use of Derivative Transactions that investors should understand before investing in our securities.

Counterparty risk.  Counterparty risk is the risk that a counterparty in a Derivative Transaction will be unable to honor its financial obligation to us, or the risk that the reference entity in a credit default swap or similar derivative will not be able to honor its financial obligations. Certain participants in the derivatives market, including larger financial institutions, have experienced significant financial hardship and deteriorating credit conditions. If our counterparty to a Derivative Transaction experiences a loss of capital, or is perceived to lack adequate capital or access to capital, it may experience margin calls or other regulatory requirements to increase equity. Under such circumstances, the risk that a counterparty will be unable to honor its obligations may increase substantially. If a counterparty becomes bankrupt, we may experience significant delays in obtaining recovery (if at all) under the derivative contract in bankruptcy or other reorganization proceeding; if our claim is unsecured, we will be treated as a general creditor of such prime broker or counterparty and will not have any claim with respect to the underlying security. We may obtain only a limited recovery or may obtain no recovery in such circumstances. The counterparty risk for cleared derivatives is generally lower than for uncleared OTC derivatives since generally a clearing organization becomes substituted for each counterparty to a cleared derivative and, in effect, guarantees the parties’ performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that the clearing house, or its members, will satisfy its obligations to us.

Correlation risk.  When used for hedging purposes, an imperfect or variable degree of correlation between price movements of the derivative instrument and the underlying investment sought to be hedged may prevent us from achieving the intended hedging effect or expose us to the risk of loss. The imperfect correlation between the value of a derivative and our underlying assets may result in losses on the Derivative Transaction that are greater than the gain in the value of the underlying assets in our portfolio.

The Adviser may not hedge against a particular risk because it does not regard the probability of the risk occurring to be sufficiently high as to justify the cost of the hedge, or because it does not foresee the occurrence of the risk. These factors may have a significant negative effect on the fair value of our assets and the market value of our securities.

Liquidity risk.  Derivative Transactions, especially when traded in large amounts, may not be liquid in all circumstances, so that in volatile markets we would not be able to close out a position without incurring a loss. Although both OTC and exchange-traded derivatives markets may experience a lack of liquidity, OTC non-standardized derivative transactions are generally less liquid than exchange-traded instruments. The illiquidity of the derivatives markets may be due to various factors, including congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. In addition, daily limits on price fluctuations and speculative position limits on exchanges on which we may conduct transactions in derivative instruments may prevent prompt liquidation of positions, subjecting us to the potential of greater losses. As a result, we may need to liquidate other investments to meet margin and settlement payment obligations.

Leverage risk.  Trading in Derivative Transactions can result in significant leverage and risk of loss. Thus, the leverage offered by trading in derivative instruments will magnify the gains and losses we experience and could cause our NAV to be subject to wider fluctuations than would be the case if we did not use the leverage feature in derivative instruments.

Volatility risk.  The prices of many derivative instruments, including many options and swaps, are highly volatile. Price movements of options contracts and payments pursuant to swap agreements are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. The value of options and swap agreements also depends upon the price of the securities or currencies underlying them. These factors may cause the Derivatives Transactions to experience adverse market movements.

OTC trading.  Derivative Transactions that may be purchased or sold may include instruments not traded on an organized market. The risk of non-performance by the counterparty to such Derivative Transaction may be greater and the ease with which we can dispose of or enter into closing transactions with respect to such an instrument may be less than in the case of an exchange traded instrument. In addition, significant disparities may exist between “bid” and “ask” prices for certain derivative instruments that are not traded on an exchange. Such instruments are often valued subjectively and may result in mispricings or improper valuations. Improper valuations can result in increased cash payment requirements to counterparties or a loss of value, or both. In contrast, cleared derivative transactions benefit from daily mark-to-market pricing and settlement, and segregation and minimum capital requirements applicable to intermediaries.

Operational and Legal risk. Derivatives are also subject to operational and legal risks. Operational risk generally refers to risk related to potential operational issues, including documentation issues, settlement issues, system failures, inadequate controls, and human errors. Legal risk generally refers to insufficient documentation, insufficient capacity or authority of counterparty, or legality or enforceability of a contract. Transactions entered into directly between two counterparties generally do not benefit from such protections; however, certain uncleared derivative transactions are subject to minimum margin requirements which may require us and our counterparties to exchange collateral based on daily marked-to-market pricing. OTC trading generally exposes us to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing us to suffer a loss. Such “counterparty risk” is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where we have concentrated our transactions with a single or small group of counterparties.

We may be subject to risks associated with investments in other investment companies.

We may invest in securities of other investment companies, including closed-end funds, BDCs, mutual funds, and ETFs, and may otherwise invest indirectly in securities consistent with our investment objectives subject to statutory limitations prescribed by the 1940 Act. These limitations include in certain circumstances a prohibition on us acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of our total assets in securities of any one investment company or more than 10% of our total assets in securities of all investment companies. Subject to applicable law and/or pursuant to an exemptive order obtained from the SEC or under an exemptive rule adopted by the SEC, we may invest in certain other investment companies and business development companies beyond these statutory limits or otherwise provided that certain conditions are met. To the extent that we invest in the common equity of such issuers, we will indirectly bear our proportionate share of any management fees and other expenses paid by such other investment companies, in addition to the fees and expenses that we regularly bear.

Investors will bear indirectly the fees and expenses of the CLO equity securities in which we invest.

Investors will bear indirectly the fees and expenses (including management fees and other operating expenses) of the CLO equity securities in which we invest. CLO collateral manager fees are charged on the total assets of a CLO but are assumed to be paid from the residual cash flows after interest payments to the CLO senior debt tranches. Therefore, these CLO collateral manager fees (which generally range from 0.35% to 0.50% of a CLO’s total assets) are effectively much higher when allocated only to the CLO equity tranche. The calculation does not include any other operating expense ratios of the CLOs, as these amounts are not routinely reported to shareholders on a basis consistent with this methodology; however, it is estimated that additional operating expenses of 0.30% to 0.70% could be incurred. In addition, CLO collateral managers may earn fees based on a percentage of the CLO’s equity cash flows after the CLO equity has earned a cash-on-cash return of its capital and achieved a specified “hurdle” rate.

We and our investments are subject to risks associated with non-U.S. investing.

While we intend to invest primarily in securities of U.S. issuers, we may invest in securities of non-U.S. issuers to the extent consistent with our investment strategies and objectives.

Investing in foreign entities may expose us to additional risks not typically associated with investing in U.S. issuers. These risks include changes in exchange control regulations, political and social instability, restrictions on the types or amounts of investment, the imposition of sanctions, tariffs, or other governmental restrictions, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the U.S., higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards, currency fluctuations and greater price volatility. Further, we, and the funds and other investment vehicles in which we invest, may have difficulty enforcing creditor’s rights in foreign jurisdictions.

In addition, international trade tensions may arise from time to time which could result in trade tariffs, embargoes or other restrictions or limitations on trade. The imposition of any actions on trade could trigger a significant reduction in international trade, supply chain disruptions, an oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies or industries, which could have a negative impact on the value of the securities that we hold.

Foreign markets also have different clearance and settlement procedures, and in certain markets there have been times when settlements have failed to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Delays in settlement could result in periods when our assets are uninvested. Our inability to make intended investments due to settlement problems or the risk of intermediary counterparty failures could cause it to miss investment opportunities. The inability to dispose of an investment due to settlement problems could result either in losses to the funds due to subsequent declines in the value of such investment or, if we have entered into a contract to sell the security, could result in possible liability to the purchaser. Transaction costs of buying and selling foreign securities also are generally higher than those involved in domestic transactions. Furthermore, foreign financial markets have, for the most part, substantially less volume than U.S. markets, and securities of many foreign companies are less liquid and their prices more volatile than securities of comparable domestic companies.

The economies of individual non-U.S. countries may also differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, volatility of currency exchange rates, depreciation, capital reinvestment, resources self-sufficiency and balance of payments position.

Global Risks. Due to highly interconnected global economies and financial markets, the value of our securities and our underlying investments may go up or down in response to governmental actions and/or general economic conditions throughout the world. Events such as war, military conflict, acts of terrorism, social unrest, natural disasters, recessions, inflation, rapid interest rate changes, supply chain disruptions, sanctions, the spread of infectious illness or other public health threats could also significantly impact us and its investments.

Currency Risk.  Any of our investments that are denominated in currencies other than U.S. dollars will be subject to the risk that the value of such currency will decrease in relation to the U.S. dollar. Although we will consider hedging any non-U.S. dollar exposures back to U.S. dollars, an increase in the value of the U.S. dollar compared to other currencies in which we make investments would otherwise reduce the effect of increases and magnify the effect of decreases in the prices of our non-U.S. dollar denominated investments in their local markets. Fluctuations in currency exchange rates will similarly affect the U.S. dollar equivalent of any interest, dividends or other payments made that are denominated in a currency other than U.S. dollars.

Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution or to make payments on our other obligations.

As a registered closed-end management investment company, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by the Adviser. Decreases in the market values or fair values of our investments are recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of an issuer’s inability to meet its repayment obligations to us with respect to the affected investments. This could result in realized losses in the future and ultimately in reductions of our income available for distribution or to make payments on our other obligations in future periods.

If our distributions exceed our taxable income and capital gains realized during a taxable year, all or a portion of the distributions made in the same taxable year may be recharacterized as a return of capital to our Shareholders. A return of capital distribution will generally not be taxable to our Shareholders. However, a return of capital distribution will reduce a Shareholder’s cost basis in the Shares on which the distribution was received, thereby potentially resulting in a higher reported capital gain or lower reported capital loss when those Shares are sold or otherwise disposed of.

A portion of our income and fees may not be qualifying income for purposes of the income source requirement.

Some of the income and fees that we may recognize will not satisfy the qualifying income requirement applicable to RICs. In order to ensure that such income and fees do not disqualify us as a RIC for a failure to satisfy such requirement, we may need to recognize such income and fees indirectly through one or more entities classified as corporations for U.S. federal income tax purposes. Such corporations will be subject to U.S. corporate income tax on their earnings, which ultimately will reduce our return on such income and fees.

The Fund’s turnover rate may result in additional costs.

The Fund will not be restricted in effecting transactions by any limitation with regard to its portfolio turnover rate. Higher turnover may result in higher transaction costs such as brokerage commissions, markups, fees and other transaction-related costs.

Payment-In-Kind and Original Issue Discount.

To the extent that the Fund invests in OID instruments, including PIK loans and zero coupon bonds, investors will be exposed to the risks associated with the inclusion of such non-cash income in taxable and accounting income prior to receipt of cash, including the following risks:

●	the interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

●	the interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

●	market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

●	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral; and

●	for U.S. federal income tax purposes, we may be required to make distributions of OID income without receiving any cash and such distributions may have to be paid from offering proceeds or the sale of assets without investors being given any notice of this fact.

Risks Relating to an Investment in Our Securities

We and the Adviser could be the target of litigation.

We or the Adviser could become the target of securities class action litigation or other similar claims. The outcome of any such proceedings could materially adversely affect our business, financial condition, and/or operating results and could continue without resolution for long periods of time. Any litigation or other similar claims could consume substantial amounts of our management’s time and attention, and that time and attention and the devotion of associated resources could, at times, be disproportionate to the amounts at stake. Litigation and other claims are subject to inherent uncertainties, and a material adverse impact on our financial statements could occur for the period in which the effect of an unfavorable final outcome in litigation or other similar claims becomes probable and reasonably estimable. In addition, we could incur expenses associated with defending ourselves against litigation and other similar claims, and these expenses could be material to our earnings in future periods.

The impact of tax legislation on us, our shareholders and our investments is uncertain.

Any new legislation and any Treasury Regulations, administrative interpretations or court decisions interpreting such legislation could affect our ability to qualify for tax treatment as a RIC or the U.S. federal income tax consequences to us and our shareholders and could have other adverse consequences. You are urged to consult with your tax advisor with respect to the impact of any such legislation or other regulatory or administrative developments and proposals and their potential effect on your investment in us.

Our Shareholders will experience dilution if they do not participate in our distribution reinvestment plan.

All distributions declared in cash payable to Shareholders that are participants in our distribution reinvestment plan are reinvested in Shares. As a result, our Shareholders that do not participate in our distribution reinvestment plan will experience dilution in their ownership percentage of our Shares over time. In addition, because Shares will be issued pursuant to the DRIP at a price equal to 95% of their net asset value, our Shareholders would experience an immediate dilution of the aggregate net asset value of their shares as a result of each distribution reinvestment.

Legislative or regulatory tax changes could adversely affect us, our Shareholders, and our investments.

At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us or our shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our shares or the value or the resale potential of our investments.

Our preferred shares and/or indebtedness incurred in connection with borrowings under our Texas Capital Bank Credit Facility may cause the NAV of our Shares to be more volatile.

Any indebtedness incurred in connection with our Texas Capital Bank Credit Facility, Preferred Shares, and any future issuances of additional series of preferred shares or debt securities or other indebtedness may cause the NAV of our Shares to become more volatile. If the dividend rate on our outstanding preferred shares or interest rate payable on indebtedness were to approach the net rate of return on our investment portfolio, the benefit of leverage to the common shareholders would be reduced. If the dividend rate on the preferred shares or interest rate payable on indebtedness were to exceed the net rate of return on our portfolio, the leverage would result in a lower rate of return to the Shareholders than if we had not issued preferred shares. Any decline in the NAV of our investments would be borne entirely by Shareholders. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in NAV to Shareholders than if we were not leveraged through the issuance of preferred shares and debt securities. We might be in danger of failing to maintain the required asset coverage of the preferred shares or indebtedness or of losing our ratings, if any, on the preferred shares or indebtedness or, in an extreme case, our current investment income might not be sufficient to meet the dividend requirements on the preferred shares or interest rate payable on indebtedness. In order to counteract such an event, we might need to liquidate investments in order to fund a redemption of some or all of the preferred shares or debt. In addition, we would pay (and Shareholders would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares or indebtedness, including higher advisory fees if our total return exceeds the dividend rate on the preferred shares.

Risks Relating to Our Business and Structure

Our investment portfolio is recorded at fair value in accordance with the 1940 Act. As a result, there will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by the Adviser in accordance with written valuation policies and procedures, subject to oversight by our Board of Trustees, in accordance with Rule 2a-5 under the 1940 Act. Typically, there is no public market for the type of investments we target. We expect a majority of our investments to be categorized as Level 2 and Level 3 assets. We value these securities based on relevant information compiled by the Adviser and third-party pricing services (when available), and with the oversight of our Board of Trustees.

The determination of fair value and, consequently, the amount of unrealized gains and losses in our portfolio, are to a certain degree subjective and dependent on a valuation process approved and overseen by our Board of Trustees. Certain factors that may be considered in determining the fair value of our investments include non-binding indicative bids and the number of trades (and the size and timing of each trade) in an investment. Valuation of certain investments is also based, in part, upon third-party valuation models which take into account various market inputs. Investors should be aware that the models, information and/or underlying assumptions utilized by the Adviser or such models will not always correctly capture the fair value of an asset. Because such valuations, and particularly valuations of securities that are not publicly traded like those we hold, are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates. The Adviser’s determinations of fair value may differ materially from the values that would have been used if an active public market for these securities existed. The Adviser’s determinations of the fair value of our investments have a material impact on our net earnings through the recording of unrealized appreciation or depreciation of investments and may cause our NAV on a given date to understate or overstate, possibly materially, the value that we may ultimately realize on one or more of our investments. See “Conflicts of Interest — Valuation.”

Our financial condition and results of operations depend on the Adviser’s ability to effectively manage and deploy capital.

Our ability to achieve our investment objectives depends on the Adviser’s ability to effectively manage and deploy capital, which depends, in turn, on the Adviser’s ability to identify, evaluate and monitor, and our ability to acquire, investments that meet our investment criteria.

Accomplishing our investment objectives on a cost-effective basis is largely a function of the Adviser’s handling of the investment process, its ability to provide competent, attentive and efficient services and our access to investments offering acceptable terms, either in the primary or secondary markets. Even if we are able to grow and build upon our investment operations, any failure to manage our growth effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. The results of our operations will depend on many factors, including the availability of opportunities for investment, readily accessible short and long-term funding alternatives in the financial markets and economic conditions. Furthermore, if we cannot successfully operate our business or implement our investment policies and strategies as described in this prospectus, it could adversely impact our ability to pay dividends or make distributions. In addition, because the trading methods employed by the Adviser on our behalf are proprietary, Shareholders will not be able to determine details of such methods or whether they are being followed.

We are reliant on Eagle Point Enhanced Income Management continuing to serve as the Adviser.

The Adviser manages our investments. Consequently, our success depends, in large part, upon the services of the Adviser and the skill and expertise of the Adviser’s professional personnel, in particular, Thomas P. Majewski. Incapacity of Mr. Majewski could have a material and adverse effect on our performance. There can be no assurance that the professional personnel of the Adviser will continue to serve in their current positions or continue to be employed by the Adviser. We can offer no assurance that their services will be available for any length of time or that the Adviser will continue indefinitely as our investment adviser.

Under the Personnel and Resources Agreement, Eagle Point Credit Management makes available the personnel and resources, including portfolio managers and investment personnel, to the Adviser as the Adviser may determine to be reasonably necessary to the conduct of its operations. The Adviser depends upon access to the investment professionals and other resources of Eagle Point Credit Management and its affiliates to fulfill its obligations to us under the Investment Advisory Agreement. We are not a party to the Personnel and Resources Agreement and cannot assure you that Eagle Point Credit Management will fulfill its obligations under the agreement. If Eagle Point Credit Management fails to perform, we cannot assure that the Adviser will enforce the Personnel and Resources Agreement, that such agreement will not be terminated by either party or that we will continue to have access to the investment professionals of Eagle Point Credit Management and its affiliates or their information.

Proprietary Trading May Result in Competition for Investment Opportunities.

The Adviser and its principals, affiliates and employees may trade in the securities and derivatives markets for their own accounts and the accounts of their clients, and in doing so may take positions opposite to, or ahead of, those held by the Fund or may be competing with the Fund for positions in the marketplace. Such trading may result in competition for investment opportunities or create other conflicts of interest on behalf of one or more such persons in respect of their obligations to the Fund.

The Adviser and the Administrator each has the right to resign on 90 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

The Adviser has the right, under the Investment Advisory Agreement, and the Administrator has the right under the Administration Agreement, to resign at any time upon 90 days’ written notice, whether we have found a replacement or not. If the Adviser or the Administrator resigns, we may not be able to find a new investment adviser or hire internal management, or find a new administrator, as the case may be, with similar expertise and ability to provide the same or equivalent services on acceptable terms within 90 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations, as well as our ability to make distributions to our Shareholders and other payments to securityholders, are likely to be adversely affected. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by the Adviser and the Administrator and their affiliates. Even if we are able to retain comparable management and administration, whether internal or external, the integration of such management and their lack of familiarity with our investment objectives and operations would likely result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.

Our success will depend on the ability of the Adviser and certain of its affiliates to attract and retain qualified personnel in a competitive environment.

Our growth will require that the Adviser and certain of its affiliates attract and retain new investment and administrative personnel in a competitive market. The Adviser’s and such affiliates’ ability to attract and retain personnel with the requisite credentials, experience and skills will depend on several factors including its ability to offer competitive compensation, benefits and professional growth opportunities. Many of the entities, including investment funds (such as private equity funds, mezzanine funds and business development companies) and traditional financial services companies, with which the Adviser will compete for experienced personnel have greater resources than the Adviser has.

There are significant actual and potential conflicts of interest which could impact our investment returns.

Our executive officers and interested Trustees, and the Adviser and certain of its affiliates and their officers and employees, including the members of the Investment Committee, have several conflicts of interest as a result of the other activities in which they engage. For example, the members of the Adviser’s investment team are and may in the future become affiliated with entities engaged in business activities similar to ours and may have conflicts of interest in allocating their time. Moreover, each member of the Investment Committee is engaged in other business activities which divert their time and attention. The professional staff of the Adviser will devote as much time to us as such professionals deem appropriate to perform their duties in accordance with the Investment Advisory Agreement. However, such persons may be committed to providing investment advisory and other services for other clients, and engage in other business ventures in which we have no interest. As a result of these separate business activities, the Adviser has conflicts of interest in allocating management time, services and functions among us, other advisory clients and other business ventures. See “Conflicts of Interest.”

Our Management Fee is directly impacted by the Fund’s leverage.

Leverage will directly impact the total Management Fee which is calculated based of the Fund’s Managed Assets. Therefore, any increase in leverage will increase the Management Fee. In addition, the fact that the Management Fee is payable based upon our Managed Assets, which would include any borrowings for investment purposes, creates an incentive for the Adviser to cause the Fund to use leverage to make additional investments, including when it may not be appropriate to do so.

Our incentive fee structure may incentivize the Adviser to pursue speculative investments, use leverage when it may be unwise to do so, or refrain from de-levering when it would otherwise be appropriate to do so.

The incentive fee payable by us to the Adviser may create an incentive for the Adviser to pursue investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns. The incentive fee payable to the Adviser is based on our Pre-Incentive Fee Net Investment Income, as calculated in accordance with our Investment Advisory Agreement. This may encourage the Adviser to use leverage to increase the return on our investments, even when it may not be appropriate to do so, and to refrain from de-levering when it would otherwise be appropriate to do so. Under certain circumstances, the use of leverage may increase the likelihood of default, which would impair the value of our securities. See “— Risks Related to Our Investments — We may leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us.”

We may be obligated to pay the Adviser incentive compensation even if we incur a loss or with respect to investment income that we have accrued but not received.

The Adviser is entitled to incentive compensation for each fiscal quarter based on our Pre-Incentive Fee Net Investment Income, if any, for the immediately preceding calendar quarter above a performance threshold for that quarter. Accordingly, since the performance threshold is based on a percentage of our NAV, decreases in our NAV make it easier to achieve the performance threshold. Our Pre-Incentive Fee Net Investment Income for incentive compensation purposes excludes realized and unrealized capital losses or depreciation that we may incur in the fiscal quarter, even if such capital losses or depreciation result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay the Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter. In addition, Pre-Incentive Fee Net Investment Income includes accrued income that we have not yet received in cash. The Adviser is not obligated to return the Incentive Fee based on accrued income that is later determined to be uncollectible in cash.

Any incentive fee payable by us that relates to our Pre-Incentive Fee Net Investment Income may be computed and paid on income that may include interest that has been accrued, but not yet received, including original issue discount (“OID”), which may arise if we receive fees in connection with the origination of a loan or possibly in other circumstances, or contractual PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. To the extent we do not distribute accrued PIK interest, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest would also increase the loan-to-value ratio at a compounding rate if the issuer’s assets do not increase in value, and investments with a deferred interest feature, such as PIK interest, may represent a higher credit risk than loans on which interest must be paid in full in cash on a regular basis.

For example, if an entity defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. The Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in us paying an incentive fee on income that we never received.

The Adviser’s liability is limited under the Investment Advisory Agreement, and we have agreed to indemnify the Adviser against certain liabilities, which may lead the Adviser to act in a riskier manner on our behalf than it would when acting for its own account.

Under the Investment Advisory Agreement, the Adviser does not assume any responsibility to us other than to render the services called for under the agreement, and it is not responsible for any action of our Board of Trustees in following or declining to follow the Adviser’s advice or recommendations. The Adviser maintains a contractual and fiduciary relationship with us. Under the terms of the Investment Advisory Agreement, the Adviser, its officers, managers, members, agents, employees and other affiliates are not liable to us for acts or omissions performed in accordance with and pursuant to the Investment Advisory Agreement, except those resulting from acts constituting willful misfeasance, bad faith, gross negligence or reckless disregard of the Adviser’s duties under the Investment Advisory Agreement. In addition, we have agreed to indemnify the Adviser and each of its officers, managers, members, agents, employees and other affiliates from and against all damages, liabilities, costs and expenses (including reasonable legal fees and other amounts reasonably paid in settlement) incurred by such persons arising out of or based on performance by the Adviser of its obligations under the Investment Advisory Agreement, except where attributable to willful misfeasance, bad faith, gross negligence or reckless disregard of the Adviser’s duties under the Investment Advisory Agreement. These protections may lead the Adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account.

The Adviser may not be able to achieve the same or similar returns as those achieved by other portfolios managed by the members of the Investment Committee.

Although the members of the Investment Committee manage other investment portfolios, including accounts using investment objectives, investment strategies and investment policies similar to ours, we cannot assure you that we will be able to achieve the results realized by such portfolios.

We may experience fluctuations in our NAV and quarterly operating results.

We could experience fluctuations in our NAV due to a number of factors, including the timing of distributions to our Shareholders, fluctuations in the value of the securities that we hold, our ability or inability to make investments that meet our investment criteria, the interest and other income earned on our investments, the level of our expenses (including any interest or dividend rate payable on the debt securities or preferred shares we may issue), variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, our NAV and results for any period should not be relied upon as being indicative of our NAV and results in future periods.

Our Board of Trustees may change our operating policies and strategies without shareholder approval, the effects of which may be adverse.

Our board of trustees has the authority to modify or waive our current operating policies, investment criteria and strategies, other than those that we have deemed to be fundamental, without prior shareholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and value of our securities. However, the effects of any such changes could adversely impact our ability to pay dividends and cause you to lose all or part of your investment.

We will be subject to corporate-level income tax if we are unable to maintain our RIC status for U.S. federal income tax purposes.

We can offer no assurance that we will be able to maintain RIC status. To obtain and maintain RIC tax treatment under the Code, we must meet certain annual distribution, income source and asset diversification requirements.

The annual distribution requirement for a RIC will be satisfied if we distribute dividends to our Shareholders each tax year of an amount generally at least equal to 90% of the sum of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because we use debt financing, we are subject to certain asset coverage requirements under the 1940 Act and may be subject to financial covenants that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

The income source requirement will be satisfied if we obtain at least 90% of our income for each tax year from dividends, interest, gains from the sale of our securities or similar sources.

The asset diversification requirement will be satisfied if we meet certain asset composition requirements at the end of each quarter of our tax year. Failure to meet those requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments are expected to be in securities for which there will likely be no active public market, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for RIC tax treatment for any reason and remain or become subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we will include in income certain amounts that we have not yet received in cash, such as original issue discount (“OID”) or market discount, which may arise if we acquire a debt security at a significant discount to par, or payment-in-kind interest (“PIK”), which represents contractual interest added to the principal amount of a debt security and due at the maturity of the debt security. We also may be required to include in income certain other amounts that we have not yet, and may not ever, receive in cash. Our investments in payment-in-kind interest may represent a higher credit risk than loans for which interest must be paid in full in cash on a regular basis. For example, even if the accounting conditions for income accrual are met, the issuer of the security could still default when our actual collection is scheduled to occur upon maturity of the obligation.

Since, in certain cases, we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the annual distribution requirement necessary to maintain RIC tax treatment under the Code. In addition, since our incentive fee is payable on our income recognized, rather than cash received, we may be required to pay advisory fees on income before or without receiving cash representing such income. The use of PIK and OID securities may provide certain benefits to the Adviser, including increasing management fees and incentive fee compensation.

Accordingly, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash. Further, the interest rates on PIK loans may be higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Our cash distributions to Shareholders may change and a portion of our distributions to Shareholders may be a return of capital.

The amount of our cash distributions may increase or decrease at the discretion of our Board, based upon its assessment of the amount of income generated, the amount of cash available to us for this purpose and other factors. Unless we are able to generate sufficient cash through the successful implementation of our investment strategy, we may not be able to sustain a given level of distributions and may need to reduce the level of our cash distributions in the future. Further, to the extent that the portion of the cash generated from our investments that is recorded as interest income for financial reporting purposes is less than the amount of our distributions, all or a portion of one or more of our future distributions, if declared, may comprise a return of capital. Accordingly, Shareholders should not assume that the sole source of any of our distributions is net investment income. See “— Risks Related to Our Investments — Prepayment Risk” and “— Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution or to make payments on our other obligations.”

Our Shareholders may receive additional Shares as distributions, which could result in adverse tax consequences to them.

In order to satisfy certain annual distribution requirements to maintain RIC tax treatment under Subchapter M of the Code, we may, if we have the ability to, declare a large portion of a distribution in additional Shares instead of in cash even if a shareholder has opted out of participation in the DRIP. As per IRS guidance applicable to publicly offered RICs, as long as at least 20% of such distribution is paid in cash and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, a shareholder generally would be subject to tax on 100% of the fair market value of the distribution on the date the distribution is received by the shareholder in the same manner as a cash distribution, even though most of the distribution was paid in Shares.

Because we expect to distribute substantially all of our ordinary income and net realized capital gains to our Shareholders, we may need additional capital to finance the acquisition of new investments and such capital may not be available on favorable terms, or at all.

In order to maintain our RIC status, we are required to distribute at least 90% of the sum of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. As a result, these earnings will not be available to fund new investments, and we will need additional capital to fund growth in our investment portfolio. If we fail to obtain additional capital, we could be forced to curtail or cease new investment activities, which could adversely affect our business, operations and results. Even if available, if we are not able to obtain such capital on favorable terms, it could adversely affect our net investment income.

A disruption or downturn in the capital markets and the credit markets could impair our ability to raise capital and negatively affect our business.

We may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which we invest or operate, including conditions affecting interest rates and the availability of credit. Unexpected volatility, illiquidity, governmental action, currency devaluation or other events in the global markets in which we directly or indirectly hold positions could impair our ability to carry out our business and could cause us to incur substantial losses. These factors are outside our control and could adversely affect the liquidity and value of our investments, and may reduce our ability to make attractive new investments.

In particular, economic and financial market conditions significantly deteriorated for a significant part of the past decade as compared to prior periods. Global financial markets experienced considerable declines in the valuations of equity and debt securities, an acute contraction in the availability of credit and the failure of a number of leading financial institutions. As a result, certain government bodies and central banks worldwide, including the U.S. Treasury Department and the U.S. Federal Reserve, undertook unprecedented intervention programs, the effects of which remain uncertain. Although certain financial markets have improved, to the extent economic conditions experienced during the past decade recur, they may adversely impact our investments. Signs of deteriorating sovereign debt conditions in Europe and elsewhere and uncertainty regarding the U.S. economy more generally could lead to further disruption in the global markets. Trends and historical events do not imply, forecast or predict future events, and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Adviser will prove correct, and actual events and circumstances may vary significantly.

We may be subject to risk arising from a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution may cause a series of defaults by the other institutions. This is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries with which we interact in the conduct of our business.

U.S. and global markets recently have experienced increased volatility, including as a result of the recent failures of certain U.S. and non-U.S. banks, which could be harmful to the Fund and issuers in which it invests. For example, if a bank in which the Fund or issuer has an account fails, any cash or other assets in bank accounts may be temporarily inaccessible or permanently lost by the Fund or issuer. If a bank that provides a subscription line credit facility, asset-based facility, other credit facility and/or other services to the Fund or an issuer fails, the Fund or the issuer could be unable to draw funds under its credit facilities or obtain replacement credit facilities or other services from other lending institutions with similar terms. Even if banks used by the Fund and issuers in which the Fund invests remain solvent, continued volatility in the banking sector could cause or intensify an economic recession, increase the costs of banking services or result in the issuers being unable to obtain or refinance indebtedness at all or on as favorable terms as could otherwise have been obtained. Conditions in the banking sector are evolving, and the scope of any potential impacts to the Fund and issuers, both from market conditions and also potential legislative or regulatory responses, are uncertain. Continued market volatility and uncertainty and/or a downturn in market and economic and financial conditions, as a result of developments in the banking industry or otherwise (including as a result of delayed access to cash or credit facilities), could have an adverse impact on the Fund and issuers in which it invests.

We also may be subject to risk arising from a broad sell off or other shift in the credit markets, which may adversely impact our income and NAV. In addition, if the value of our assets declines substantially, we may fail to maintain the minimum asset coverage imposed upon us by the 1940 Act. See “— Risks Related to Our Investments — We may leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us” and “Regulation as a Closed-End Management Investment Company.” Any such failure would affect our ability to issue preferred shares, debt securities and other senior securities, including borrowings, and may affect our ability to pay distributions on our equity, which could materially impair our business operations. Our liquidity could be impaired further by an inability to access the capital markets or to obtain additional debt financing. For example, we cannot be certain that we would be able to obtain debt financing on commercially reasonable terms, if at all. See “— If we are unable to obtain, and/or refinance debt capital, our business could be materially adversely affected.” In previous market cycles, many lenders and institutional investors have previously reduced or ceased lending to borrowers. In the event of such type of market turmoil and tightening of credit, increased market volatility and widespread reduction of business activity could occur, thereby limiting our investment opportunities. Moreover, we are unable to predict when economic and market conditions may be favorable in future periods. Even if market conditions are broadly favorable over the long term, adverse conditions in particular sectors of the financial markets could adversely impact our business.

If we are unable to obtain and/or refinance debt capital, our business could be materially adversely affected.

We may obtain debt financing in order to obtain funds to make additional investments and grow our portfolio of investments. Such debt capital may take the form of a term credit facility with a fixed maturity date or other fixed term instruments, and we may be unable to extend, refinance or replace such debt financings prior to their maturity. If we are unable to obtain or refinance debt capital on commercially reasonable terms, our liquidity will be lower than it would have been with the benefit of such financings, which would limit our ability to grow our business. In addition, holders of our Shares would not benefit from the potential for increased returns on equity that incurring leverage creates. Any such limitations on our ability to grow and take advantage of leverage may decrease our earnings, if any, and distributions to Shareholders. In addition, in such event, we may need to liquidate certain of our investments, which may be difficult to sell if required, meaning that we may realize significantly less than the value at which we have recorded our investments. Furthermore, to the extent we are not able to raise capital and are at or near our targeted leverage ratios, we may receive smaller allocations, if any, on new investment opportunities under the Adviser’s allocation policy.

Debt capital that is available to us in the future, if any, including upon the refinancing of then-existing debt prior to its maturity, may be at a higher cost and on less favorable terms and conditions than costs and other terms and conditions at which we can currently obtain debt capital. In addition, if we are unable to repay amounts outstanding under any such debt financings and are declared in default or are unable to renew or refinance these debt financings, we may not be able to make new investments or operate our business in the normal course. These situations may arise due to circumstances that we may be unable to control, such as lack of access to the credit markets, a severe decline in the value of the U.S. dollar, an economic downturn or an operational problem that affects third parties or us, and could materially damage our business.

We may be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

We are classified as “non-diversified” under the 1940 Act. As a result, we can invest a greater portion of our assets in obligations of a single issuer than a “diversified” fund. We may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. In particular, because our portfolio of investments may lack diversification among the issuers of securities and related investments, we are susceptible to a risk of significant loss if one or more of these issuers and related investments experience a high level of defaults on the collateral that they hold.

Regulations governing our operation as a registered closed-end management investment company affect our ability to raise additional capital and the way in which we do so. The raising of debt capital may expose us to risks, including the typical risks associated with leverage.

Under the provisions of the 1940 Act, we are permitted, as a registered closed-end management investment company, to issue senior securities (including debt securities, preferred shares and/or borrowings from banks or other financial institutions); provided we meet certain asset coverage requirements (i.e., 300% for senior securities representing indebtedness and 200% in the case of the issuance of preferred shares under current law). See “— Risks Related to Our Investments — We may leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us” for details concerning how asset coverage is calculated. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales or redemptions may be disadvantageous. Also, any amounts that we use to service or repay our indebtedness would not be available for distributions to our Shareholders.

We are not generally able to issue and sell Shares at a price below the then current NAV per share (exclusive of any distributing commission or discount). We may, however, sell Shares at a price below the then current NAV per share (1) in connection with a rights offering to our existing Shareholders, (2) with the consent of the majority of our Shareholders, (3) upon the conversion of a convertible security in accordance with its terms or (4) under such circumstances as the SEC may permit.

Significant Shareholders may control the outcome of matters submitted to our Shareholders or adversely impact us and our Shareholders.

To the extent any shareholder, individually or acting together with other Shareholders, controls a significant number of our voting securities (as defined in the 1940 Act) or any class of voting securities, they may have the ability to control the outcome of matters submitted to our Shareholders for approval, including the election of Trustees and any merger, consolidation or sale of all or substantially all of our assets, and may cause actions to be taken that you may not agree with or that are not in your interests or those of other securityholders.

The Adviser has entered into, and may in the future enter into additional, business arrangements with certain of our shareholders, including granting indirect ownership in limited liability company interests in the Adviser. In such cases, such shareholders may have an incentive to vote shares held by them in a manner that takes such arrangements into account (subject to any contractual voting restrictions or other similar arrangements). As a result of these relationships and separate business activities, the Adviser has conflicts of interest in allocating management time, services and functions among us, other advisory clients and other business activities.

We are subject to the risk of legislative and regulatory changes impacting our business or the markets in which we invest.

Legal and regulatory changes.  Legal and regulatory changes could occur and may adversely affect us and our ability to pursue our investment strategies and/or increase the costs of implementing such strategies. New or revised laws or regulations may be imposed by the CFTC, the SEC, the U.S. Federal Reserve, other banking regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect us. In particular, these agencies are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. We also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental regulatory authorities or self-regulatory organizations. Such changes, or uncertainty regarding any such changes, could adversely affect the strategies and plans set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of the members of the Investment Committee to other types of investments in which the investment team may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Derivative Investments.  The derivative investments in which we may invest are subject to comprehensive statutes, regulations and margin requirements. In particular, certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the “Dodd-Frank Act,” requires certain standardized derivatives to be executed on a regulated market and cleared through a central counterparty, which may result in increased margin requirements and costs for us. The Dodd-Frank Act also established minimum margin requirements on certain uncleared derivatives which may result in us and our counterparties posting higher margin amounts for uncleared derivatives. In addition, we have claimed an exclusion from the definition of the term “commodity pool operator” pursuant to CFTC No-Action Letter 12-38 issued by the staff of the CFTC Division of Swap Dealer and Intermediary Oversight. For us to continue to qualify for this exclusion, (i) the aggregate initial margin and premiums required to establish our positions in derivative instruments subject to the jurisdiction of the CEA, and (other than positions entered into for hedging purposes) may not exceed five percent of our liquidation value, (ii) the net notional value of our aggregate investments in CEA-regulated derivative instruments (other than positions entered into for hedging purposes) may not exceed 100% of our liquidation value, or (iii) we must meet an alternative test appropriate for a “fund of funds” as set forth in CFTC No-Action Letter 12-38. In the event we fail to qualify for the exclusion and the Adviser is required to register as a “commodity pool operator” in connection with serving as our investment adviser and becomes subject to additional disclosure, recordkeeping and reporting requirements, our expenses may increase.

Under SEC Rule 18f-4, related to the use of derivatives, short sales, reverse repurchase agreements and certain other transactions by registered investment companies, we are permitted to enter into derivatives and other transactions that create future payment or delivery obligations, including short sales, notwithstanding the senior security provisions of the 1940 Act if we comply with certain value-at-risk leverage limits and derivatives risk management program and board oversight and reporting requirements or comply with a “limited derivatives users” exception. We have elected to rely on the limited derivatives users exception. We may change this election and comply with the other provisions of Rule 18f-4 related to Derivatives Transactions at any time and without notice. To satisfy the limited derivatives users exception, we have adopted and implemented written policies and procedures reasonably designed to manage our derivatives risk and limit our derivatives exposure in accordance with Rule 18f-4. Rule 18f-4 also permits us to enter into reverse repurchase agreements or similar financing transactions notwithstanding the senior security provisions of the 1940 Act if we aggregate the amount of indebtedness associated with our reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating our asset coverage ratios as discussed above or treat all such transactions as Derivatives Transactions for all purposes under Rule 18f-4. In addition, we are permitted to invest in a security on a when-issued or forward-settling basis, or with a non-standard settlement cycle, and the transaction will be deemed not to involve a senior security under the 1940 Act, provided that (i) we intend to physically settle the transaction and (ii) the transaction will settle within 35 days of its trade date (the “Delayed-Settlement Securities Provision”). We may otherwise engage in such transactions that do not meet the conditions of the Delayed-Settlement Securities Provision so long as we treat any such transaction as a “derivatives transaction” for purposes of compliance with the rule. Furthermore, we are permitted to enter into an unfunded commitment agreement, and such unfunded commitment agreement will not be subject to the asset coverage requirements under the 1940 Act, if we reasonably believe, at the time we enter into such agreement, that we will have sufficient cash and cash equivalents to meet our obligations with respect to all such agreements as they come due. We cannot predict the effects of these requirements. The Adviser intends to monitor developments and seek to manage our assets in a manner consistent with achieving our investment objective, but there can be no assurance that it will be successful in doing so.

Loan Securitizations.  Section 619 of the Dodd-Frank Act, commonly referred to as the “Volcker Rule,” generally prohibits, subject to certain exemptions, covered banking entities from engaging in proprietary trading or sponsoring, or acquiring or retaining an ownership interest in, a hedge fund or private equity fund, or “covered funds,” (which have been broadly defined in a way which could include many CLOs). Given the limitations on banking entities investing in CLOs that are covered funds, the Volcker Rule may adversely affect the market value or liquidity of any or all of the investments held by us. Although the Volcker Rule and the implementing rules exempt “loan securitizations” from the definition of covered fund, not all CLOs will qualify for this exemption.

In June 2020, the five federal agencies responsible for implementing the Volcker Rule adopted amendments to the Volcker Rule’s implementing regulations, including changes relevant to the treatment of securitizations (the “Volcker Changes”). Among other things, the Volcker Changes ease certain aspects of the “loan securitization” exclusion, and create additional exclusions from the “covered fund” definition, and narrow the definition of “ownership interest” to exclude certain “senior debt interests.” Also, under the Volcker Changes, a debt interest would no longer be considered an “ownership interest” solely because the holder has the right to remove or replace the manager following a cause-related default. The Volcker Changes were effective October 1, 2020. It is currently unclear how, or if, the Volcker Changes will affect the CLO securities in which the Fund invests.

U.S. Risk Retention. In October 2014, six federal agencies (the Federal Deposit Insurance Corporation, or the “FDIC,” the Comptroller of the Currency, the Federal Reserve Board, the SEC, the Department of Housing and Urban Development and the Federal Housing Finance Agency) adopted joint final rules implementing certain credit risk retention requirements contemplated in Section 941 of the Dodd-Frank Act, or the “Final U.S. Risk Retention Rules.” These rules were published in the Federal Register on December 24, 2014. With respect to the regulation of CLOs, the Final U.S. Risk Retention Rules require that the “sponsor” or a “majority owned affiliate” thereof (in each case as defined in the rules), will retain an “eligible vertical interest” or an “eligible horizontal interest” (in each case as defined therein) or any combination thereof in the CLO in the manner required by the Final U.S. Risk Retention Rules.

The Final U.S. Risk Retention Rules became fully effective on December 24, 2016, or the “Final U.S. Risk Retention Effective Date,” and to the extent applicable to CLOs, the Final U.S. Risk Retention Rules contain provisions that may adversely affect the return of our investments. On February 9, 2018, a three judge panel of the United States Court of Appeals for the District of Columbia Circuit, or the “DC Circuit Court,” rendered a decision in The Loan Syndications and Trading Association v. Securities and Exchange Commission and Board of Governors of the Federal Reserve System, No. 1:16-cv-0065, in which the DC Circuit Court held that open market CLO collateral managers are not “securitizers” subject to the requirements of the Final U.S. Risk Retention Rules, or the “DC Circuit Ruling.” Thus, collateral managers of open market CLOs are no longer required to comply with the Final U.S. Risk Retention Rules at this time. As such, it is possible that some collateral managers of open market CLOs will decide to dispose of the notes (or cause their majority owned affiliates to dispose of the notes) constituting the “eligible vertical interest” or “eligible horizontal interest” they were previously required to retain, or decide to take other action with respect to such notes that is not otherwise prohibited by the Final U.S. Risk Retention Rules. To the extent either the underlying collateral manager or its majority-owned affiliate divests itself of such notes, this will reduce the degree to which the relevant collateral manager’s incentives are aligned with those of the noteholders of the CLO (which may include us as a CLO noteholder), and could influence the way in which the relevant collateral manager manages the CLO assets and/or makes other decisions under the transaction documents related to the CLO in a manner that is adverse to us.

There can be no assurance or representation that any of the transactions, structures or arrangements currently under consideration by or currently used by CLO market participants will comply with the Final U.S. Risk Retention Rules to the extent such rules are reinstated or otherwise become applicable to open market CLOs. The ultimate impact of the Final U.S. Risk Retention Rules on the loan securitization market and the leveraged loan market generally remains uncertain, and any negative impact on secondary market liquidity for securities comprising a CLO may be experienced due to the effects of the Final U.S. Risk Retention Rules on market expectations or uncertainty, the relative appeal of other investments not impacted by the Final U.S. Risk Retention Rules and other factors.

EU/UK Risk Retention. The securitization industry in both European Union (“EU”) and the United Kingdom (“UK”) has also undergone a number of significant changes in the past few years. Regulation (EU) 2017/2402 relating to a European framework for simple, transparent and standardized securitization (as amended from time to time, the “EU Securitization Regulation”) applies to certain specified EU investors, and Regulation (EU) 2017/2402 relating to a European framework for simple, transparent and standardised securitization in the form in effect on December 31, 2020 (which forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”)) (as amended from time to time, the “UK Securitization Regulation” and, together with the EU Securitization Regulation, the “Securitization Regulations”) applies to certain specified UK investors, in each case, who are investing in a “securitisation” (as such term is defined under each Securitization Regulation).

The due diligence requirements of Article 5 of the EU Securitization Regulation (the “EU Due Diligence Requirements”) apply to “institutional investors” (as defined in the EU Securitization Regulation), being (a) subject to certain conditions and exceptions, institutions for occupational retirement provision and certain investment managers and authorized entities appointed by such institutions; (b) credit institutions (as defined in Regulation (EU) No 575/2013 (as amended, the “CRR”)); (c) alternative investment fund managers who manage and/or market alternative investment funds in the EU; (d) investment firms (as defined in the CRR); (e) insurance and reinsurance undertakings; and (f) management companies of UCITS funds (or internally managed UCITS); and the EU Due Diligence Requirements apply also to certain consolidated affiliates of entities that are subject to the CRR. Such institutional investors and their relevant affiliates, “EU Institutional Investors.”

The due diligence requirements of Article 5 of the UK Securitization Regulation (the “UK Due Diligence Requirements”) apply to “institutional investors” (as defined in the UK Securitization Regulation) being: (a) insurance undertakings and reinsurance undertakings as defined in the Financial Services and Markets Act 2000 (as amended, the “FSMA”); (b) occupational pension schemes as defined in the Pension Schemes Act 1993 that have their main administration in the UK, and certain fund managers of such schemes; (c) AIFMs as defined in the Alternative Investment Fund Managers Regulations 2013 (as amended, the “AIFM Regulations”) which market or manage AIFs (as defined in the AIFM Regulations) in the UK; (d) UCITS as defined in the FSMA, which are authorized open ended investment companies as defined in the FSMA, and management companies as defined in the FSMA; (e) FCA investment firms as defined in Regulation (EU) No 575/2013 as it forms part of UK domestic law by virtue of the EUWA (as amended, the “UK CRR”); and (f) CRR firms as defined in the UK CRR; and the UK Due Diligence Requirements apply also to certain consolidated affiliates of entities that are subject to the UK CRR. Such institutional investors and their relevant affiliates, “UK Institutional Investors,” and together with EU Institutional Investors, “Institutional Investors.”

The applicable EU/UK Due Diligence Requirements restrict an Institutional Investor from investing in securitizations unless:

(1)	in each case, it has verified that the originator, sponsor or original lender will retain, on an ongoing basis, a material net economic interest of not less than five per cent. in the securitization determined in accordance with Article 6 of the applicable EU/UK Securitization Regulation, and the risk retention is disclosed to the Institutional Investor;

(2)	in the case of an EU Institutional Investor, it has verified that the originator, sponsor or SSPE (each as defined in the EU Securitization Regulation) has, where applicable, made available the information required by Article 7 of the EU Securitization Regulation (the “EU Transparency Requirements”) in accordance with the frequency and modalities provided for thereunder;

(3)	in the case of a UK Institutional Investor, it has verified that the originator, sponsor or SSPE (each as defined in the UK Securitization Regulation): (i) if established in the UK has, where applicable, made available the information required by Article 7 of the UK Securitization Regulation (the “UK Transparency Requirements”) in accordance with the frequency and modalities provided for thereunder; and (ii) if established in a third country has, where applicable, made available information which is substantially the same as that which it would have made available under the UK Transparency Requirements if it had been established in the UK, and has done so with such frequency and modalities as are substantially the same as those with which it would have made information available if it had been established in the UK; and

(4)	in each case, it has verified that, where the originator or original lender either (i) is not a credit institution or an investment firm (each as defined in the applicable EU/UK Securitization Regulation) or (ii) is established in a third country, the originator or original lender grants all the credits giving rise to the underlying exposure on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness.

The applicable EU/UK Due Diligence Requirements further require that an Institutional Investor carry out a due diligence assessment which enables it to assess the risks involved prior to investing, including but not limited to the risk characteristics of the individual investment position and the underlying assets and all the structural features of the securitization that can materially impact the performance of the investment. In addition, pursuant to the applicable EU/UK Securitization Regulation, while holding an exposure to a securitization, an Institutional Investor is subject to various monitoring obligations in relation to such exposure, including but not limited to: (i) establishing appropriate written procedures to monitor compliance with the due diligence requirements and the performance of the investment and of the underlying assets; (ii) performing stress tests on the cash flows and collateral values supporting the underlying assets; (iii) ensuring internal reporting to its management body; and (iv) being able to demonstrate to its competent authorities, upon request, that it has a comprehensive and thorough understanding of the investment and underlying assets and that it has implemented written policies and procedures for the risk management and as otherwise required by the applicable EU/UK Securitization Regulation.

Failure on the part of an Institutional Investor to comply with the applicable EU/UK Due Diligence Requirements may result in various penalties including, in the case of those Institutional Investors subject to regulatory capital requirements, the imposition of a punitive capital charge in respect of such securitization position. CLOs issued in Europe are generally structured in compliance with the Securitization Regulations so that prospective investors subject to the Securitization Regulations can invest in compliance with such requirements. To the extent a CLO is structured in compliance with the Securitization Regulations, our ability to invest in the residual tranches of such CLOs could be limited, or we could be required to hold our investment for the life of the CLO. If a CLO has not been structured to comply with the Securitization Regulations, it will limit the ability of Institutional Investors to purchase CLO securities, which may adversely affect the price and liquidity of the securities (including the residual tranche) in the secondary market. Additionally, the Securitization Regulations and any regulatory uncertainty in relation thereto may reduce the issuance of new CLOs and reduce the liquidity provided by CLOs to the leveraged loan market generally. Reduced liquidity in the loan market could reduce investment opportunities for collateral managers, which could negatively affect the return of our investments. Any reduction in the volume and liquidity provided by CLOs to the leveraged loan market could also reduce opportunities to redeem or refinance the securities comprising a CLO in an optional redemption or refinancing and could negatively affect the ability of obligors to refinance of their collateral obligations, either of which developments could increase defaulted obligations above historic levels.

Japanese Risk Retention. The Japanese Financial Services Agency (the “JFSA”) published a risk retention rule as part of the regulatory capital regulation of certain categories of Japanese investors seeking to invest in securitization transactions (the “JRR Rule”). The JRR Rule mandates an “indirect” compliance requirement, meaning that certain categories of Japanese investors will be required to apply higher risk weighting to securitization exposures they hold unless the relevant originator commits to hold a retention interest equal to at least 5% of the exposure of the total underlying assets in the transaction (the “Japanese Retention Requirement”) or such investors determine that the underlying assets were not “inappropriately originated.” The Japanese investors to which the JRR Rule applies include banks, bank holding companies, credit unions (shinyo kinko), credit cooperatives (shinyo kumiai), labor credit unions (rodo kinko), agricultural credit cooperatives (nogyo kyodo kumiai), ultimate parent companies of large securities companies and certain other financial institutions regulated in Japan (such investors, “Japanese Affected Investors”). Such Japanese Affected Investors may be subject to punitive capital requirements and/or other regulatory penalties with respect to investments in securitizations that fail to comply with the Japanese Retention Requirement.

The JRR Rule became effective on March 31, 2019. At this time, there are a number of unresolved questions and no established line of authority, precedent or market practice that provides definitive guidance with respect to the JRR Rule, and no assurances can be made as to the content, impact or interpretation of the JRR Rule. In particular, the basis for the determination of whether an asset is “inappropriately originated” remains unclear and, therefore, unless the JFSA provides further specific clarification, it is possible that CLO securities we have purchased may contain assets deemed to be “inappropriately originated” and, as a result, may not be exempt from the Japanese Retention Requirement. The JRR Rule or other similar requirements may deter Japanese Affected Investors from purchasing CLO securities, which may limit the liquidity of CLO securities and, in turn, adversely affect the price of such CLO securities in the secondary market. Whether and to what extent the JFSA may provide further clarification or interpretation as to the JRR Rule is unknown.

The SEC staff could modify its position on certain non-traditional investments, including investments in structured finance securities and funds and other investment vehicles.

The staff of the SEC from time to time has undertaken a broad review of the potential risks associated with different asset management activities, focusing on, among other things, liquidity risk and leverage risk. The staff of the Division of Investment Management of the SEC has, in correspondence with registered management investment companies, previously raised questions about the level of, and special risks associated with, investments in structured finance securities and investments in certain types of funds and other investment vehicles. While it is not possible to predict what conclusions, if any, the staff may reach in these areas, or what recommendations, if any, the staff might make to the SEC, the imposition of limitations on investments by registered management investment companies in certain securities could adversely impact our ability to implement our investment strategy and/or our ability to raise capital through public offerings, or could cause us to take certain actions that may result in an adverse impact on our Shareholders, our financial condition and/or our results of operations. We are unable at this time to assess the likelihood or timing of any such regulatory development.

General Risk Factors

General Economic and Financial Conditions May Negatively Affect the Fund’s Investment Activity.

The success of any investment activity is influenced by general economic and financial conditions that may affect the level and volatility of equity prices, interest rates and the extent and timing of investor participation in the markets for both equity and interest-rate-sensitive securities. Unexpected volatility, illiquidity, governmental action, currency devaluation or other events in the global markets in which the Fund directly or indirectly holds positions could impair the Fund’s ability to carry out its business and could cause the Fund to incur substantial losses.

Inflation.

Inflation and rapid fluctuations in inflation rates, as has occurred in the U.S., have had in the past, and may in the future have, negative effects on economies and financial markets. Wage and price controls have been imposed at times in certain countries in an attempt to control inflation, which could significantly affect the operation of the issuers of securities or other investments in which the Fund invests. Governmental efforts to curb inflation often have negative effects on the level of economic activity. As such, inflation and rapid fluctuations in inflation rates can adversely affect the financial performance of the Fund. In addition, the market value of the Fund’s investments may decline in times of higher inflation rates given that the most commonly used methodologies for valuing investments (e.g., discounted cash flow analysis) are sensitive to rising inflation and real interest rates. There can be no assurance that inflation will not continue to be a serious problem and have an adverse impact on the performance of the Fund and its investments. Were significant inflation to continue, the effect on the Adviser’s strategy could be materially adverse.

Terrorist actions, natural disasters, outbreaks or pandemics may disrupt the market and impact our operations.

Terrorist acts, acts of war, natural disasters, outbreaks or pandemics may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. For example, many countries have experienced outbreaks of infectious illnesses in recent decades, including swine flu, avian influenza, SARS and COVID-19.

Global economies and financial markets are highly interconnected, and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market. The responses to viral illnesses outbreaks have varied as has their impact on human health, local economies and the global economy, and it is impossible at the outset of any such outbreak to estimate accurately what the ultimate impact of any such outbreak will be. Protective measures taken by governments and the private sector to mitigate the spread of such illness, including travel restrictions and outright bans, quarantines, and work-at-home arrangements, and the spread of any such illness within our offices and the offices of our service providers, could seriously impair our operational capabilities, potentially harming our business and our operating results.

We are subject to risks related to cybersecurity and other disruptions to information systems.

We are highly dependent on the communications and information systems of the Adviser, the Administrator and their affiliates as well as certain other third-party service providers. We, and our service providers, are susceptible to operational and information security risks. While we, the Adviser and the Administrator have procedures in place with respect to information security, technologies may become the target of cyber-attacks or information security breaches that could result in the unauthorized gathering, monitoring, release, misuse, loss or destruction of our and/or our Shareholders’ confidential and other information, or otherwise disrupt our operations or those of our service providers. Disruptions or failures in the physical infrastructure or operating systems and cyber-attacks or security breaches of the networks, systems or devices that we and our service providers use to service our operations, or disruption or failures in the movement of information between service providers could disrupt and impact the service providers’ and our operations, potentially resulting in financial losses, the inability of our Shareholders to transact business and of us to process transactions, inability to calculate our NAV, misstated or unreliable financial data, violations of applicable privacy and other laws, regulatory fines, penalties, litigation costs, increased insurance premiums, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. Our service providers’ policies and procedures with respect to information security have been established to seek to identify and mitigate the types of risk to which we and our service providers are subject. As with any risk management system, there are inherent limitations to these policies and procedures as there may exist, or develop in the future, risks that have not been anticipated or identified. There can be no assurance that we or our service providers will not suffer losses relating to information security breaches (including cyber-attacks) or other disruptions to information systems in the future.

Other Risks of the Fund

Shares Not Listed; No Market for Shares. The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) because investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike many closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment.

Closed-end Interval Fund; Liquidity Risk. The Fund is a non-diversified, closed-end management investment company structured as an “interval fund” and designed primarily for long-term investors. The Fund is not intended to be a typical traded investment. There is no secondary market for the Fund’s Shares and the Fund expects that no secondary market will develop. You should not invest in the Fund if you need a liquid investment. Closed-end funds differ from open-end management investment companies, commonly known as mutual funds, in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV. Although the Fund, as a fundamental policy, will make quarterly offers to repurchase at least 5% and up to 25% of its outstanding Shares at NAV, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. If Shareholders tender for repurchase more than the repurchase offer amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional number of Shares not to exceed 2% of the outstanding Shares of the Fund on the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). In connection with any given repurchase offer, the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. Hence, you may not be able to sell your Shares when and/or in the amount that you desire.

Repurchase Risks. As described under “Repurchases of Shares,” the Fund is an “interval fund” and, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and generally are funded from available cash or sales of portfolio securities. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities, and may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. Certain Shareholders may from time to time own or control a significant percentage of the Fund’s Shares. Repurchase requests by these Shareholders of their Shares of the Fund may cause repurchases to be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased in connection with any repurchase offer. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a Shareholder submits a repurchase request. Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly. See “Repurchases of Shares.”

Substantial Repurchases. Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the net asset value of the Fund. To the extent the Fund obtains repurchase proceeds by disposing of its interest in certain more liquid investments, the Fund will thereafter hold a larger proportion of its assets in illiquid investments. This could adversely affect the ability of the Fund to fund subsequent repurchase requests of shareholders or to conduct future repurchases at all. In addition, substantial repurchases of Shares could result in a sizeable decrease in the Fund’s net assets, resulting in an increase in the Fund’s total annual operating expense ratio.

Possible Exclusion of a Shareholder Based on Certain Detrimental Effects. The Fund may repurchase and/or redeem Shares in accordance with the terms of its Agreement and Declaration of Trust and the 1940 Act, including Rule 23c-2, held by a Shareholder or other person acquiring Shares from or through a Shareholder, if:

●	ownership of the Shares by the Shareholder or other person likely will cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

●	continued ownership of the Shares by the Shareholder or other person may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

●	any of the representations and warranties made by the Shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

●	the Shareholder is subject to special regulatory or compliance requirements, such as those imposed by the U.S. Bank Holding Company Act of 1956, as amended, certain Federal Communications Commission regulations, or ERISA (as hereinafter defined) (collectively, “Special Laws or Regulations”), and the Fund determines that the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold the Shares;

●	the beneficial owner’s estate submits a tender request and proof of owner’s death; or

●	the disabled beneficial owner’s legal representative submits tender request and proof of qualified disability.

The effect of these provisions may be to deprive an investor in the Fund of an opportunity for a return even though other investors in the Fund might enjoy such a return.

LIMITS OF RISK DISCLOSURES

The above discussions of the various risks associated with the Fund and the Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund, as the above discussion does not address unknown risks that may be material to the Fund. Prospective investors should read this entire Prospectus and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program changes or develops over time, an investment in the Fund may be subject to risk factors not described in this Prospectus. Additional risks and uncertainties not currently known to the Fund also may materially adversely affect the Fund’s business, financial condition and/or operating results. The Fund will update this Prospectus to account for any material changes in the risks involved with an investment in the Fund.

MANAGEMENT

Our Board of Trustees is responsible for the overall management and supervision of our business and affairs, including the appointment of advisers. Our Trustees may appoint officers who assist in managing our day-to-day affairs.

The Board of Trustees

The Board of Trustees currently consists of six members, four of whom are not “interested persons” (as defined in the 1940 Act) of us. We refer to these Trustees as our “Independent Trustees.” The responsibilities of the Board of Trustees include oversight of the valuation of the Fund’s assets, corporate governance activities, oversight of the Fund’s financing arrangements and oversight of the Fund’s investment activities.

The Adviser

Our Board of Trustees is responsible for the overall management and supervision of our business and affairs, including the appointment of advisers and sub-advisers. Pursuant to the Investment Advisory Agreement, our Board of Trustees has appointed Eagle Point Enhanced Income Management as our investment adviser.

The Adviser is registered as an investment adviser with the SEC. As of February 28, 2025, the Adviser and its affiliates had over $12 billion of gross assets under management, inclusive of committed but undrawn capital as of such date.

The Adviser is primarily owned indirectly by certain of the Trident Funds (as defined above). Additionally, certain senior employees of Eagle Point Credit Management and an unaffiliated insurance company (which is a member of the Predecessor Fund) hold indirect ownership interests in the Adviser. The Adviser is ultimately governed by a board of managers, or the “Adviser’s Board of Managers,” which includes Mr. Majewski and certain principals of Stone Point. See “Management of the Fund–Adviser’s Board of Managers” in the SAI. The Adviser is located at 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

Eagle Point Credit Management was established in 2012 by Thomas P. Majewski and Stone Point as the investment adviser of the Trident Funds. Stone Point, an investment adviser registered with the SEC, is a specialized private equity firm focused on the financial services industry.

In addition to managing our investments, the Adviser and its affiliates and the members of the Investment Committee manage investment accounts for other clients, including other closed-end management investment companies that are registered under the 1940 Act, privately offered pooled investment vehicles and institutional separate accounts. Many of these accounts pursue an investment strategy that substantially or partially overlaps with the strategy that we pursue. The Adviser’s affiliation with Stone Point and certain of the Trident Funds, and the management of other vehicles and accounts by the Adviser’s affiliates, give rise to certain conflicts of interest. See “Conflicts of Interest.”

Management Fee and Incentive Fee

We pay the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components — a base management fee and an incentive fee.

Base management fee. The base management fee is calculated monthly and payable quarterly in arrears and equals an annual rate of 1.50% of our Managed Assets. The base management fee is calculated based on our Managed Assets at the end of the most recently completed calendar month, provided, that, if the Fund calculates its net asset value more frequently than monthly, the base management fee shall be calculated on the same frequency as the net asset value is calculated. In addition, the base management fee for any partial calculation period is pro-rated (based on the number of days actually elapsed at the end of such calculation period relative to the total number of days in such calculation period). “Managed Assets” means the Fund’s total assets (including assets attributable to the Fund’s use of leverage) minus the sum of the Fund’s accrued liabilities (other than liabilities incurred for the purpose of creating leverage).

Incentive fee.  We pay the Adviser an incentive fee based on our performance. The incentive fee is payable quarterly in arrears and equals 15% of our “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter, subject to a hurdle and a “catch up” feature. No incentive fees are payable to our investment adviser in respect of any capital gains. For this purpose, “Pre-Incentive Fee Net Investment Income” means (a) interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees) accrued during the calendar quarter, minus (b) our operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement to Eagle Point Administration, and any interest expense and/or dividends paid on any issued and outstanding debt or preferred shares, but excluding organizational and offering expenses and the incentive fee) after giving application to the Expense Limitation and Reimbursement Agreement. Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as OID, debt instruments payment-in-kind (“PIK”) interest and zero-coupon securities), accrued income that we have not yet received in cash. The Adviser is not obligated to return the Incentive Fee based on income it receives on deferred interest that is later determined to be uncollectible in cash. Pre-Incentive Fee Net Investment Income does not include any capital gains or losses.

Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a hurdle of 2.00% (8.00% annualized) of our NAV per quarter. For such purposes, our quarterly rate of return is determined by dividing our Pre-Incentive Fee Net Investment Income by our reported net assets as of the prior period end.

The incentive fee in each calendar quarter is paid to the Adviser as follows:

●	no incentive fee in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the hurdle of 2.00% (8.00% annualized) of our NAV;

●	100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle but is less than 2.3529% (9.4118% annualized) of our NAV in any calendar quarter. We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the hurdle but is less than 2.3529% (9.4118% annualized) of our NAV) as the “catch-up.” The “catch-up” is meant to provide the Adviser with 9.4118% of our Pre-Incentive Fee Net Investment Income as if a hurdle did not apply if this net investment income meets or exceeds 2.3529% (9.4118% annualized) of our NAV in any calendar quarter; and

●	15% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.3529% (9.4118% annualized) of our NAV in any calendar quarter is payable to the Adviser (that is, once the hurdle is reached and the catch-up is achieved, 15% of all Pre-Incentive Fee Net Investment Income thereafter is paid to the Adviser).

You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to Pre-Incentive Fee Net Investment Income.

No Incentive Fee is payable to the Adviser on capital gains, whether realized or unrealized. In addition, the amount of the incentive fee is not affected by any realized or unrealized losses that we may suffer.

The payment of monthly dividends on any preferred shares we may issue is not subject to Pre-Incentive Fee Net Investment Income meeting or exceeding any hurdle rate.

The following is a graphical representation of the calculation of the incentive fee as well as examples of its application.

Quarterly Incentive Fee Based on Net Investment Income
Pre-Incentive Fee Net Investment Income
(expressed as a percentage of the value of net assets)

Examples of Quarterly Incentive Fee Calculation (amounts expressed as a percentage of the value of net assets, and are not annualized)*

Alternative 1:

Assumptions

●	Investment income (including interest, distributions, fees, etc.) = 1.25%

●	Hurdle rate(1) = 2.00%

●	Base management fee(2) = 0.375%

●	Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.25%

●	Pre-Incentive Fee Net Investment Income

o	(investment income – (base management fee + other expenses)) = 0.625%

Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate, therefore there is no incentive fee.

Alternative 2:

Assumptions

●	Investment income (including interest, distributions, fees, etc.) = 2.70%

●	Hurdle rate(1) = 2.00%

●	Base management fee(2) = 0.375%

●	Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.25%

●	Pre-Incentive Fee Net Investment Income

o	(investment income – (base management fee + other expenses)) = 2.075%

Pre-Incentive Fee Net Investment Income exceeds the hurdle rate, therefore there is an incentive fee.

Incentive fee = (100% × “Catch-Up”) + (the greater of 0% AND (15% × (Pre-Incentive Fee Net Investment Income – 2.35%)))

= (100.0% × (Pre-Incentive Fee Net Investment Income – 2.00%)) + 0%

= 100.0% × (2.075% – 2.00%)

= 100.0% × 0.075%

= 0.075%

Alternative 3:

Assumptions

●	Investment income (including interest, distributions, fees, etc.) = 3.25%

●	Hurdle rate(1) = 2.00%

●	Base management fee(2) = 0.375%

●	Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.25%

●	Pre-Incentive Fee Net Investment Income

o	(investment income – (base management fee + other expenses)) = 2.625%

Pre-Incentive Fee Net Investment Income exceeds the hurdle rate, therefore there is an incentive fee.

Incentive fee = 15% × Pre-Incentive Fee Net Investment Income

= 15% × 2.625%

= 0.394%

* The hypothetical amount of Pre-Incentive Fee Net Investment Income shown is based on a percentage of net assets. Scenarios above assume no Fund leverage.

(1) Represents 8.00% annualized hurdle rate.

(2) Represents 1.50% annualized base management fee.

(3) Excludes organizational and offering expenses.

Approval of the Investment Management Agreement

A discussion regarding the basis for the Board’s approval of the Investment Advisory Agreement is available in the Fund’s semi-annual report on Form N-CSR for the period ending March 31, 2024, which is publicly filed with the SEC.

The Administrator

The Administrator

Pursuant to the Administration Agreement, our Board of Trustees has appointed Eagle Point Administration LLC as our administrator. Eagle Point Administration LLC has its principal office at 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

Administrator Services

Under the Administration Agreement, the Administrator performs, or arranges for the performance of, our required administrative services, which include being responsible for the financial records which we are required to maintain and preparing reports to our Shareholders. In addition, the Administrator provides us with accounting services; assists us in determining and publishing our NAV; oversees the preparation and filing of our tax returns; monitors our compliance with tax laws and regulations; and prepares, and assists us with any audits by an independent public accounting firm of, our financial statements. The Administrator is also responsible for the printing and dissemination of reports to our Shareholders and the maintenance of our website; provides support for our investor relations; generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others; and provides such other administrative services as we may from time to time designate. Payments under the Administration Agreement are equal to an amount based upon our allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and our allocable portion of the compensation of our chief financial officer and chief compliance officer and our allocable portion of the compensation of support staff. Our allocable portion of such total compensation is based on an allocation of the time spent on us relative to other matters. To the extent the Administrator outsources any of its functions, we pay the fees on a direct basis, without profit to the Administrator. Certain accounting and other administrative services have been delegated by the Administrator to SS&C Technologies, Inc. for which the fee is calculated based on our net assets (subject to an annual minimum).

The Transfer Agent and Dividend Disbursement Agent

SS&C Technologies, Inc. serves as our transfer agent and dividend disbursement agent, as well as agent for our DRIP. The principal business address of SS&C Technologies, Inc. is 80 Lamberton Rd, Windsor, Connecticut 06095.

The Custodian

Pursuant to the Custodian Agreement, our Board of Trustees has appointed Computershare Trust Company, N.A. as our custodian. The principal business address of Computershare Trust Company, N.A. is 9062 Old Annapolis Road, Columbia, Maryland 21045.

Investment Committee

The Adviser’s Investment Committee is ultimately responsible for our day-to-day investment management and the implementation of our investment strategy and process. All final investment decisions are made by the Investment Committee or, in some cases, other senior members of the Adviser’s investment team pursuant to delegated authority. The Investment Committee is led by Mr. Majewski, Managing Partner and founder of the Adviser and Eagle Point Credit Management, and is also comprised of Daniel W. Ko, Senior Principal and Portfolio Manager, and Daniel M. Spinner, Senior Principal and Portfolio Manager.

Biographical information on the members of the Investment Committee is set forth below:

Thomas P. Majewski. Mr. Majewski is the Founder and Managing Partner of the Adviser. He manages the Adviser and its affiliates (“Eagle Point” or the “firm”) and oversees all of the firm’s investment offerings. Mr. Majewski is Chairman of the firm’s Investment Committee.

Mr. Majewski has over 28 years of experience in credit and structured finance. He led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market. Prior to founding Eagle Point in 2012, Mr. Majewski held leadership positions within the fixed income divisions at J.P. Morgan, Merrill Lynch, Bear Stearns, and Royal Bank of Scotland. He was the US Country Head at AMP Capital/AE Capital, where he oversaw a diverse portfolio of credit and other private investments on behalf of Australian investors. Mr. Majewski began his career in the securitization group at Arthur Andersen.

Mr. Majewski also serves as a director and Chief Executive Officer of Eagle Point Credit Company; director, Chairman and Chief Executive Officer of Eagle Point Income Company; and trustee, Chairman and Chief Executive Officer of Eagle Point Institutional Income Fund.

Mr. Majewski holds a BS in Accounting from Binghamton University.

Daniel W. Ko. Mr. Ko is a Senior Principal and Portfolio Manager at the Adviser. He is a member of the firm’s Investment Committee.

Mr. Ko has over 17 years of experience in structured finance. Prior to joining Eagle Point in 2012, he was a Vice President in Bank of America’s (f/k/a Bank of America Merrill Lynch) CLO structuring group, where he modeled cash flows, negotiated terms with debt and equity investors, and coordinated the rating process. Mr. Ko was also responsible for exploring non-standard structuring initiatives, including financing trades with dynamic leverage, emerging market CBOs and European CLOs. Earlier, he managed their legacy CLO, TruPS CDO, and ABS CDO portfolios and started in their CDO/CLO structuring group.

Mr. Ko holds a BS in Finance and Accounting, magna cum laude, from The Wharton School of the University of Pennsylvania.

Daniel M. Spinner (CAIA). Mr. Spinner is a Senior Principal and Portfolio Manager at the Adviser. He is a member of the firm’s Investment Committee.

Mr. Spinner has over 27 years of experience in credit and advising, financing, and investing in alternative asset management firms and funds. He has been involved in the credit markets for the majority of his career. Prior to joining Eagle Point in 2013, Mr. Spinner oversaw the Private Equity, Special Opportunities Credit, and Real Estate allocations for the 1199SEIU Benefit and Pension Funds. He was also a Managing Director in the Financial Institutions Group at Bear Stearns focused on alternative asset managers, and a co-founder and President of Structured Capital Partners (a financial holding company formed to invest in CLO and structured credit managers). Mr. Spinner started his career in the Financial Institutions Group at Chase Manhattan Bank.

Mr. Spinner holds a BA in Business Management, summa cum laude, from Gettysburg College and an MBA from Columbia Business School.

Control Persons

As of [   ], 2025, and based on statements publicly filed with the SEC, the following Shareholder owned of record 5% or more of the outstanding Shares of the Fund:

Name/Address	Percentage of Shares
[ ]	[ ]	%

Under the 1940 Act, a control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. As of [    ], 2025, the Trustees and Officers of the Fund as a group owned less than 1% of the outstanding shares of beneficial interest of each class of the Fund.

FUND EXPENSES

The Adviser’s investment team, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Adviser. We bear all other costs and expenses of our operations and transactions, including, but not limited to:

●	the Fund’s organizational expenses;

●	the cost of calculating our NAV (including the cost and expenses of any independent valuation firm);

●	debt service and other costs of borrowings or other financing arrangements;

●	dividends on preferred shares, if any, and any expenses relating to the offering of any preferred shares, including costs related to the use of one or more dealer managers and/or underwriters;

●	fees and expenses, including legal, consulting or other third-party professional fees and expenses, and travel expenses, incurred by the Adviser or payable to third parties in performing due diligence on prospective investments and, if necessary, enforcing our rights;

●	amounts payable to third parties relating to, or associated with, evaluating, monitoring, making and disposing of investments;

●	brokerage fees and commissions;

●	federal and state registration fees and any applicable exchange listing fees;

●	federal, state and local taxes;

●	costs associated with offering or repurchasing our Shares and other securities (including, but not limited to, preferred shares and indebtedness), including costs related to the use of one or more dealer managers and/or underwriters;

●	the base management fee and any incentive fee;

●	distributions on our shares or other securities;

●	administration fees payable to the Administrator under the Administration Agreement;

●	direct costs and expenses of administration and operation, including printing, mailing, long distance telephone and staff, including fees payable in connection with outsourced administrative functions;

●	transfer agent and custody fees and expenses;

●	any fees and expenses relating to escrow agent services;

●	Independent Trustee fees and expenses;

●	the costs of any reports, proxy statements or other notices to our Shareholders, including printing costs;

●	any applicable distribution and/or shareholder servicing fees;

●	costs of holding shareholder meetings;

●	litigation, indemnification and other non-recurring or extraordinary expenses;

●	fees and expenses associated with marketing, distribution, training and investor relations efforts;

●	dues, fees and charges of any trade association of which we are a member;

●	fees and expenses associated with independent audits and outside legal costs;

●	fidelity bond, Trustees and officers/errors and omissions liability insurance, and any other insurance premiums;

●	costs associated with our reporting and compliance obligations under the 1940 Act and applicable U.S. federal and state securities laws; and

●	all other expenses reasonably incurred by us or the Administrator in connection with administering our business, such as the allocable portion of overhead and other expenses incurred by the Adviser on behalf of the Fund and allocable to the Fund under the Advisory Agreement or incurred by the Administrator in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions, and our allocable portion of the costs of compensation and related expenses of our Chief Compliance Officer, Chief Financial Officer, Chief Operating Officer and their respective support staff.

Certain expenses of the Fund attributable to a particular class of Shares (“Class Expenses”) will be allocated to the share class to which they are attributable. Class Expenses include, for example: (i) Distribution and Service Fees, as applicable; (ii) recordkeeping, transfer agency and sub-transfer agency fees and expenses; (iii) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of a specific class; (iv) the expense of administrative personnel and services to support the shareholders of a specific class; (v) litigation or other legal expenses relating solely to one class; and (vi) Trustees’ fees incurred as a result of issues relating to one class. Certain expenses may be allocated differently if their method of imposition changes.

Expense Limitation and Reimbursement Agreement

The Adviser has entered into an Expense Limitation and Reimbursement Agreement (the “Expense Limitation Agreement”) with the Fund.

Through the Expense Limitation Agreement, which shall continue in existence unless terminated pursuant to the terms thereof, the Adviser or an affiliate may provide expense support to the Fund in order to reduce operating expenses borne by shareholders, to the extent that it deems appropriate. Expense support payments can be made in the form of paying expenses directly, reimbursing the Fund for expenses incurred and paid, or waiving a portion of or all fees due by the Fund to the Adviser or an affiliate during each quarterly calculation period.

For so long as the Expense Limitation Agreement remains in effect, the Adviser or any affiliate of the Adviser may provide expense support to the Fund in order to reduce the operating expenses borne by the Fund’s shareholders, to the extent the Fund’s base investment advisory fees (excluding incentive fees) incurred in connection with the Investment Advisory Agreement and ordinary operating expenses (excluding, for the avoidance of doubt, organizational expenses, offering expenses, dividends and/or interest payable on preferred shares and/or indebtedness, and distribution and/or shareholder servicing fees) exceed 6.00% per annum of the Fund’s average net assets, as measured at the end of each fiscal quarter (the “Expense Cap”) (each, an “Expense” and any payment of an Expense an “Expense Limitation Payment” or “Reimbursement,” as applicable).

Any Expense Limitation Payment or waiver is subject to Reimbursement by the Fund for three years after the date on which such Expense Limitation Payment or waiver was made. Reimbursement can only be made if the Fund is able to make the Expense Limitation Payment without exceeding the Expense Cap at the time of such Reimbursement.

Organizational and Offering Expenses

The Adviser has entered into an Organizational and Offering Expense Support and Reimbursement Agreement (the “O&O Expense Agreement”) with the Fund.

Pursuant to the O&O Expense Agreement, the Fund may pay for organizational and offering (“O&O”) expenses up to a limit of 1.50% of gross equity contributions (including the value of the initial seed portfolio). The Adviser, the Administrator, or their affiliates will bear any O&O expenses in excess of the 1.50% limit. The Fund may pay O&O expenses in the form of direct payments to third-party vendors. The Fund may also pay O&O expenses to affiliates of the Fund, the Adviser or the Administrator in the form of reimbursement (“Affiliate O&O Expense Reimbursement”).

Affiliate O&O Expense Reimbursement will not be included in the calculation of operating expenses under the Expense Limitation Agreement.

DETERMINATION OF NET ASSET VALUE

The NAV per share of our Shares is determined by dividing the value of our portfolio investments, cash and other assets (including interest accrued but not collected) less all of our liabilities (including accrued expenses and fees, the aggregate liquidation preference of any preferred shares, borrowings and interest payables) by the total number of outstanding Shares. The most significant estimate inherent in the preparation of our financial statements is the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There is no single method for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. Rule 2a-5 under the 1940 Act establishes requirements for determining fair value in good faith for purposes of the 1940 Act. Pursuant to Rule 2a-5, the Board of Trustees has elected to designate the Adviser as “valuation designee” to perform fair value determinations in respect of our portfolio investments that do not have readily available market quotations.

We account for our investments in accordance with GAAP, and fair value our investment portfolio in accordance with the provisions of the FASB ASC Topic 820 Fair Value Measurements and Disclosures of the Financial Accounting Standards Board’s Accounting Standards Codification, as amended, which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Fair value is the estimated amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (i.e., the exit price).

In determining the value of publicly-traded securities, such securities are generally valued utilizing the official closing price from the applicable exchange at the measurement date. Public non-traded securities are typically valued based on recent market transactions involving the same security on or around the measurement date. If observable transactions are limited (or if there are none), the Adviser will consider utilizing broker quotations or an independent valuation agent. Privately placed investments are generally fair valued utilizing valuations provided by an independent valuation agent as an input. In addition to the techniques described above, the Adviser may from time to time use other valuation techniques and methodologies when determining fair value measurements. A third-party valuation firm’s advice is only one factor considered in the valuation of an investment, and the Adviser does not rely on such advice in determining the fair value of our investments in accordance with the 1940 Act.

Our investment portfolio is valued no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline. Fair valuations are ultimately determined by the Adviser’s valuation committee, which is comprised of a majority of non-investment personnel, in accordance with the Adviser’s valuation policies and procedures. Our Board of Trustees oversees the valuation designee and the process that it uses to determine the fair value of our assets. In this regard, the Board of Trustees receives periodic and, as applicable, prompt reporting regarding certain material valuation matters, as required by Rule 2a-5 under the 1940 Act.

The Fund has the sole right to change the frequency of determination of net asset value at the Board’s discretion.

CONFLICTS OF INTEREST

Affiliations of the Adviser and the Administrator

Our executive officers and Trustees, and the Adviser and certain of its affiliates and their officers and employees, including the members of the Investment Committee, have several conflicts of interest as a result of the other activities in which they engage. The Adviser and the Administrator are affiliated with other entities engaged in the financial services business. In particular, the Adviser and the Administrator are affiliated with other Eagle Point advisers and Stone Point, and certain members of the Adviser’s Board of Managers are principals of Stone Point. See “Management – Control Persons.” The Adviser and the Administrator are primarily owned indirectly by certain of the Trident Funds. The Trident Funds and other private equity funds managed by Stone Point invest in financial services companies. Additionally, an unaffiliated insurance company which is a shareholder of the Fund indirectly owns a portion of the limited liability company interests in the Adviser.

The Adviser and its affiliates engage and may in the future engage in a variety of business activities, including investment management, financing, and software analytics. As such, the Adviser and its affiliates may have multiple business relationships with sponsors of funds and investment vehicles and CLO collateral managers that encompass a range of activities, such as (i) investing in Portfolio Debt Securities issued by an issuer sponsored by such a sponsor or CLOs managed by a CLO collateral manager on behalf of the Fund, (ii) financing or investing in other securities issued by other vehicles managed by such sponsor or CLO collateral manager or an affiliate thereof for other Eagle Point-managed accounts, or (iii) otherwise providing advisory, research or data services to such sponsor or CLO collateral manager for compensation. For example, a conflict of interest can occur if the Fund holds investments in an issuer sponsored by a sponsor with which the Adviser or its affiliates have a material relationship. In this circumstance, the Adviser could, due to its relationship with such sponsor, have an incentive to prefer the interests of such person over the interests of the Fund. While the Adviser believes such relationships are helpful in sourcing investment opportunities for the Fund, any of these potential transactions, activities and relationships can result in the Adviser having a conflict of interest that may not currently be foreseen, which conflict may not be resolved in a manner that is always or exclusively in the best interest of the Fund or Fund Shareholders.

Also, under the Personnel and Resources Agreement, Eagle Point Credit Management makes available the personnel and resources, including portfolio managers and investment personnel, to the Adviser as the Adviser may determine to be reasonably necessary to the conduct of its operations. These relationships may cause the Adviser’s, the Administrator’s and certain of their affiliates’ interests, and the interests of their officers and employees, including the members of the Investment Committee, to diverge from our interests and may result in conflicts of interest that may not be foreseen, which conflicts may not be resolved in a manner that is always or exclusively in our best interest. The Adviser has entered into, and may in the future enter into additional, business arrangements with our shareholders, including granting an indirect economic ownership interest in the Adviser. In such cases, such shareholders may have an incentive to vote shares held by them in a manner that takes such arrangements into account.

Other Accounts

The Adviser is responsible for the investment decisions made on our behalf. There are no restrictions on the ability of the Adviser and certain of its affiliates (including other Eagle Point advisers and Stone Point) to manage accounts for multiple clients, including accounts for affiliates of the Adviser or their directors, officers or employees, following the same, similar or different investment objectives, philosophies and strategies as those used by the Adviser for our account. In those situations, the Adviser and its affiliates may have conflicts of interest in allocating investment opportunities between us and any other account managed by such person. See “— Allocations of Opportunities” below. Such conflicts of interest would be expected to be heightened where the Adviser manages an account for an affiliate or its directors, officers or employees. In addition, certain of these accounts may provide for higher management fees or have incentive fees or may allow for higher expense reimbursements, all of which may contribute to a conflict of interest and create an incentive for the Adviser to favor such other accounts. Further, accounts managed by certain of the Adviser’s affiliates hold, and may in the future be allocated, certain investments which conflict with the positions held by other accounts, such as us. For example, another Eagle Point-managed account could hold a senior debt position in an issuer’s capital structure while the Fund holds a subordinated position. In these cases, when exercising the rights of each account with respect to such investments, the Adviser and/or its affiliates will have a conflict of interest as actions on behalf of one account may have an adverse effect on another account managed by the Adviser or such affiliate, including us. In such cases, such conflicts may not be resolved in a manner that is always or exclusively in our best interests.

In addition, other Eagle Point advisers, Stone Point and their affiliates, and the investment funds managed by such affiliates, may also invest in companies that compete with the Adviser and that therefore manage other accounts and funds that compete for investment opportunities with us.

Our executive officers and Trustees, as well as other current and potential future affiliated persons, officers and employees of the Adviser and certain of its affiliates, may serve as officers, trustees or principals of, or manage the accounts for, other entities with investment strategies that substantially or partially overlap with the strategy that we pursue. Accordingly, they may have obligations to investors in those entities, the fulfillment of which obligations may not be in the best interests of us or our Shareholders.

Further, the professional staff of the Adviser and Administrator will devote as much time to us as such professionals deem appropriate to perform their duties in accordance with the Investment Advisory Agreement and Administration Agreement, respectively. However, such persons are also committed to providing investment advisory and other services for other clients including other funds, unregistered pooled investment vehicles, and separately managed accounts, and engage in other business ventures in which we have no interest.

Certain of the Adviser’s, the Administrator’s and their affiliates’ senior personnel and ultimate managers serve and may serve as officers, trustees, managers or principals of other entities that operate in the same or a related line of business as the Adviser, the Administrator, and their affiliates, or that are service providers to firms or entities such as the Adviser, the Administrator, the Fund, and certain of the issuers in which we invest. Accordingly, such persons may have obligations to investors in those entities the fulfillment of which may not be in our best interest. In addition, certain of such persons hold direct and indirect personal investments in various companies, including certain investment advisers and other operating companies, some of which do or may provide services to the Adviser, the Administrator, us, or other accounts serviced by the Adviser, the Administrator, or their affiliates, or to any issuer in which the Fund may invest. The Fund may pay fees or other compensation to any such operating company or financial institution for services received. Further, these relationships may result in conflicts of interest that may not be foreseen or may not be resolved in a manner that is always or exclusively in our best interest.

In addition, payments under the Administration Agreement are equal to an amount based upon our allocable portion of the Administrator’s overhead. See “Management — The Administrator” above.

As a result of these separate business activities and payment structure, the Adviser and Administrator have conflicts of interest in allocating management and administrative time, services and functions among the Fund, other accounts that they provide services to, their affiliates and other business ventures or clients.

Allocation of Investment Opportunities

As a fiduciary, the Adviser owes a duty of loyalty to its clients and must treat each client fairly. When the Adviser purchases or sells securities for more than one account, the trades must be allocated in a manner consistent with its fiduciary duties. To this end, the Adviser and its affiliated advisers have adopted and reviewed policies and procedures pursuant to which they allocate investment opportunities appropriate for more than one client account in a manner deemed appropriate in their sole discretion to achieve a fair and equitable result over time. Pursuant to these policies and procedures, when allocating investment opportunities, the Adviser and its affiliated advisers may take into account regulatory, tax or legal requirements applicable to an account. In allocating investment opportunities, the Adviser and its affiliated advisers may use rotational, percentage or other allocation methods provided that doing so is consistent with the Adviser’s and its affiliated advisers’ internal conflict of interest and allocation policies and the requirements of the Investment Advisers Act of 1940, or the “Advisers Act,” the 1940 Act and other applicable laws. In addition, an account managed by the Adviser, such as us, is expected to be considered for the allocation of investment opportunities together with other accounts managed by affiliates of the Adviser. There is no assurance that such opportunities will be allocated to any particular account equitably in the short-term or that any such account, including us, will be able to participate in all investment opportunities that are suitable for it.

Allocation of Expenses and Selection of Service Providers

From time to time, the Adviser and the Administrator will be required to determine how certain costs and expenses are to be allocated among the Fund and certain other accounts. Often, an expense is relevant only to the Fund and would be borne only by us. However, it is sometimes the case that costs and expenses are relevant to more than one account. To the extent the Fund, on the one hand, and Adviser, Administrator and/or one or more accounts, on the other hand, incur costs or expenses that are applicable to more than one of them, the Adviser and the Administrator will allocate such costs and expenses in a manner that they determine to be fair and reasonable, notwithstanding their potential interest in the outcome, and may make corrective allocations should they determine that such corrections are necessary or advisable. Further, the Adviser and the Administrator and their affiliates, and their respective personnel and the investment funds serviced by such persons, have interests in companies that provide services to asset management firms such as the Adviser, and to other businesses. Because of these relationships, such persons have a conflict of interest when considering service providers with respect to the Fund and have an incentive to select those service providers in which such persons have an interest. The selection of such a service provider may result in the Fund bearing fees and expenses paid to a service provider that is affiliated with, or otherwise has a relationship with, the Adviser, the Administrator or their affiliates.

In addition, the Adviser and the Administrator have a conflict of interest where a service provider provides services directly to the Adviser and/or the Administrator or an affiliate thereof, and separately provides services to the Fund, in that the Adviser, the Administrator and/or an affiliate thereof may potentially obtain services at a lower cost than it otherwise could have as a result of the service provider’s work performed on behalf of, and the compensation paid to the service provider by, the Fund. In addition, the Adviser and the Administrator and their affiliates may use some of the same service providers as are retained on behalf of the Fund and, in some cases, fee rates, amounts or discounts may be offered to the Adviser, the Administrator and/or their affiliates by a third-party service provider which differ from those offered to the Fund as a result of scheduled or ad hoc rate changes, differences in the scope, type or nature of the service or transaction, alternative fee arrangements and negotiation.

Leverage

We have incurred leverage through the issuance of the Preferred Shares and indebtedness for borrowed money. We may incur additional leverage, directly or indirectly, through one or more special purpose vehicles, indebtedness for borrowed money, as well as leverage in the form of Derivative Transactions, additional preferred shares, debt securities and other structures and instruments, in significant amounts and on terms that the Adviser and our Board of Trustees deem appropriate, subject to applicable limitations under the 1940 Act. Such leverage may be used for the acquisition and financing of our investments, to pay fees and expenses and for other purposes. Such leverage may be secured and/or unsecured. Any such leverage does not include leverage embedded or inherent in the issuers in which we invest or in derivative instruments in which we may invest. The more leverage we employ, the more likely a substantial change will occur in our NAV. Accordingly, any event that adversely affects the value of an investment would be magnified to the extent leverage is utilized. In addition, our Texas Capital Bank Credit Facility imposes (and any other debt facility into which we may enter in the future would likely impose) financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our ability to be subject to tax as a RIC under Subchapter M of the Code. Our incentive fee structure and the formula for calculating the fee payable to the Adviser may incentivize the Adviser to pursue speculative investments and use leverage in a manner that adversely impacts our performance. The incentive fee payable to the Adviser is based on our Pre-Incentive Fee Net Investment Income, as calculated in accordance with our Investment Advisory Agreement. This may encourage the Adviser to use leverage to increase the return on our investments, even when it may not be appropriate to do so, and to refrain from de-levering when it would otherwise be appropriate to do so. In addition, because our management fee is based on total assets, we may have an incentive to incur leverage when it is not appropriate to do so. Under certain circumstances, the use of leverage may increase the likelihood of default, which would impair the value of our securities.

Valuation

There is not a public market for many of the investments we target. As a result, the Adviser reviews and determines, in good faith, in accordance with the 1940 Act, the value of, these securities based on relevant information compiled by itself and/or third-party pricing services (when available) as described under “Determination of Net Asset Value.” Our interested Trustees are associated with the Adviser and have an interest in the Adviser’s economic success. The participation of the Adviser’s investment professionals in our valuation process, and the interest of our interested Trustees in the Adviser, could result in a conflict of interest as the base management fee paid to the Adviser is based, in part on the value of our assets.

Co-Investments and Related Party Transactions

In the ordinary course of business, we may enter into transactions with persons who are affiliated with us by reason of being under common control of the Adviser or its affiliates, including other Eagle Point advisers and Stone Point. In order to ensure that we do not engage in any prohibited transactions with any persons affiliated with us, we have implemented certain policies and procedures whereby our executive officers screen each of our transactions for any possible affiliations between us, the Adviser and its affiliates and our employees, officers and Trustees. We will not enter into any such transactions unless and until we are satisfied that doing so is consistent with the 1940 Act, applicable SEC exemptive rules, interpretations or guidance, or the terms of the exemptive order (discussed below), as applicable. Our affiliations may require us to forgo attractive investment opportunities.

We intend to co-invest on a concurrent basis with other accounts managed by certain of our Adviser’s affiliates, subject to compliance with applicable regulations and regulatory guidance and our written allocation procedures. Exemptive relief granted by the SEC permits us to participate in certain negotiated co-investments alongside other accounts managed by Eagle Point and its affiliates, subject to certain conditions including (i) that a majority of our Trustees who have no financial interest in the transaction and a majority of our Trustees who are not “interested persons,” as defined in the 1940 Act, of ours approve the co-investment and (ii) the price, terms and conditions of the co-investment are the same for each participant, subject to the applicable terms of the exemptive order. The Adviser may determine not to allocate certain potential co-investment opportunities to the Fund after taking into account regulatory requirements or other considerations. See “— Allocations of Opportunities” above. A copy of the application for this exemptive relief, including all of the conditions, and the related order are available on the SEC’s website at www.sec.gov.

Stone Point-Related Investments

Portfolio companies of investment funds managed by Stone Point and other affiliates of Stone Point may engage in lending activities, which could result in us investing in issuers that include securities or loans underwritten by such a portfolio company or affiliate. In addition, the CLOs and certain other securities in which we expect to invest are collateralized principally of senior secured loans, which in many cases may be issued to operating companies that are primarily owned by private equity funds, including funds that may be managed by Stone Point or its affiliates. In addition to the above, because portfolio companies of such investment funds engage in a wide range of businesses, such entities may engage in other activities now or in the future that create a conflict of interest for the Adviser with respect to its management of us. Any of these potential transactions and activities may result in the Adviser having a conflict of interest that may not be resolved in a manner that is always or exclusively in our best interest or in the best interest of our Shareholders.

Material Non-Public Information

By reason of the advisory and/or other activities of the Adviser and its affiliates, the Adviser and its affiliates may acquire confidential or material non-public information or be restricted from initiating transactions in certain securities. The Adviser will not be free to divulge, or to act upon, any such confidential or material non-public information and, due to these restrictions, it may not be able to initiate a transaction for our account that it otherwise might have initiated. As a result, we may be frozen in an investment position that we otherwise might have liquidated or closed out or may not be able to acquire a position that we might otherwise have acquired.

Code of Ethics and Compliance Procedures

In order to address the conflicts of interest described above, we have adopted a code of ethics under Rule 17j-l of the 1940 Act. Similarly, the Adviser and the Distributor have adopted a code of ethics (the “EP Code of Ethics”). The EP Code of Ethics requires the officers and employees of the Adviser and the Distributor to act in the best interests of the Adviser and the Distributor and their client accounts (including us), act in good faith and in an ethical manner, avoid conflicts of interests with the client accounts to the extent reasonably possible and identify and manage conflicts of interest to the extent that they arise. Personnel subject to each code of ethics may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. In addition, our code of ethics and the EP Code of Ethics are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and are available on the EDGAR Database on the SEC’s website at www.sec.gov.

Our Trustees and officers, and the officers and employees of the Adviser, are also required to comply with applicable provisions of the U.S. federal securities laws and make prompt reports to supervisory personnel of any actual or suspected violations of law.

In addition, the Adviser has built a professional working environment, firm-wide compliance culture and compliance procedures and systems designed to protect against potential incentives that may favor one account over another. The Adviser has adopted policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all client accounts are treated equitably over time.

CHOOSING A SHARE CLASS

The Fund intends to offer five classes of Shares: Class AA, Class A, Class C, Class I and Class S Shares. Currently, the Fund is only offering Class AA Shares. Each class of Shares is designed for specific types of investors and has its own fee structure, allowing you to choose the class that best meets your situation. The class that may be best for you depends on a number of factors, including the amount and the length of time that you expect to invest. Not all financial intermediaries make all classes of Shares available to their clients. Third parties making Fund Shares available to their clients determine which Share class(es) to make available.

Class AA Shares are available through registered broker-dealers, banks, advisers and other financial institutions. Class AA Shares of the Fund are purchased at net asset value, plus an initial sales charge. Class AA Shares are intended for (i) all investors who meet the investment minimum for Class AA Shares, (ii) investors investing through omnibus accounts held by financial intermediaries that charge transaction fees and have entered into arrangements with the Distributor to offer Class AA Shares and (iii) employer-sponsored retirement plans held directly at a broker-dealer (that is, outside of a retirement plan recordkeeping platform or third party administrator), subject to all applicable sales charges as described in this Prospectus. Class AA Shares have a minimum initial investment requirement of $2,500 and subsequent investment minimum of $500 for all accounts.

Class A Shares are available through registered broker-dealers, banks, advisers and other financial institutions. Class A Shares of the Fund are purchased at net asset value, plus an initial sales charge and subject to 12b-1 fees. There is no initial sales charge on purchases of Class A Shares of $1,000,000 or more. Class A Shares are intended for (i) all investors other than retirement plans who meet the investment minimum for Class A Shares, (ii) investors investing through omnibus accounts held by financial intermediaries that charge transaction fees and have entered into arrangements with the Distributor to offer Class A Shares and (iii) employer-sponsored retirement plans held directly at a broker-dealer (that is, outside of a retirement plan recordkeeping platform or third party administrator), subject to all applicable sales charges as described in this Prospectus. Class A Shares have a minimum initial investment requirement of $2,500 and subsequent investment minimum of $500 for all accounts.

Class C Shares are available through registered broker-dealers, banks, advisers and other financial institutions. Class C Shares of the Fund are purchased at net asset value, subject to 12b-1 fees. Class C Shares are intended for (i) all investors who meet the investment minimum for Class C Shares, (ii) investors investing through omnibus accounts held by financial intermediaries that charge transaction fees and have entered into arrangements with the Distributor to offer Class C Shares and (iii) employer-sponsored retirement plans held directly at a broker-dealer (that is, outside of a retirement plan recordkeeping platform or third-party administrator), as described in this Prospectus. Class C Shares have a minimum initial investment requirement of $2,500 and subsequent investment minimum of $500 for all accounts.

The Distributor pays 1% of the amount invested to dealers who sell Class C Shares. The Adviser or an affiliate reimburses the Distributor for monies advanced to dealers. Because Class C Shares are sold at the net asset value per Class C Share without an upfront sales load, the entire amount of your purchase is invested immediately.

Class I Shares are offered (i) through financial intermediaries who charge such clients a fee for advisory, investment, consulting or similar services; (ii) through financial intermediaries that have entered into an agreement with the Distributor or the Fund to offer Class I Shares through a no-load network or platform; (iii) to institutional investors, which include but are not limited to: family offices and their clients; non-profit organizations, charitable trusts, foundations and endowments; and accounts registered to bank trust departments, trust companies, registered investment advisers and investment companies; and (iv) to current or retired officers, directors and employees (and their spouse (or legal equivalent recognized under state law) and any children under 21) of the Fund, the Adviser to the Fund, and their affiliates. Class I Shares have a minimum initial investment requirement of $2,500 and subsequent investment minimum of $500 for all accounts.

Class S Shares are available through registered broker-dealers, banks, advisers and other financial institutions. Class S Shares of the Fund are purchased at net asset value, plus any initial sales charge and subject to 12b-1 fees. Class S Shares are intended for (i) all investors other than retirement plans who meet the investment minimum for Class S Shares, (ii) investors investing through omnibus accounts held by financial intermediaries that charge transaction fees and have entered into arrangements with the Distributor to offer Class S Shares and (iii) employer-sponsored retirement plans held directly at a broker-dealer (that is, outside of a retirement plan recordkeeping platform or third-party administrator), subject to all applicable sales charges as described in this Prospectus. Class S Shares have a minimum initial investment requirement of $2,500 and subsequent investment minimum of $500 for all accounts.

The Distributor pays 0.85% of the amount invested to dealers who sell Class S Shares. The Adviser or an affiliate reimburses the Distributor for monies advanced to dealers.

Information about sales charges, including applicable waivers, breakpoints and discounts to the sales charges, is fully disclosed in this Prospectus, which is available, free of charge, on the Fund’s website at www.EPEnhanced.com.

REPURCHASES OF SHARES

No Right of Redemption

No Shareholder will have the right to require the Fund to repurchase such Shareholder’s Shares or any portion thereof. Shareholders may not exchange their shares of the Fund for shares of any other registered investment company. Because no public market exists for the Shares, and none is expected to develop in the foreseeable future, Shareholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors.

The Fund does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop in the foreseeable future. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks.

Repurchases

To provide Shareholders with limited liquidity, the Fund is structured as an “interval fund” and intends to conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is expected that the Fund will offer to repurchase the minimum amount of 5% of its outstanding Shares. The offer to purchase Shares on a quarterly basis is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice is sent to Shareholders at least 21 calendar days and no more than 42 calendar days before the Repurchase Request Deadline. The Fund expects to determine the NAV applicable to repurchases no later than the Repurchase Pricing Date. The Fund will distribute payment to Shareholders no later than seven calendar days after the Repurchase Pricing Date. The quarterly repurchases will commence in the months of March, June, September and December, with payment being distributed to Shareholders within the time period discussed above.

The Fund also has the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund.

Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given repurchase offer. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.

Notice to Shareholders

No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund shall send to Shareholders or financial intermediaries a notification of its offer to repurchase Shares (“Shareholder Notification”). Financial intermediaries, in turn, are responsible for providing the Shareholder Notification to their respective customers who are shareholders of the Fund, unless they are otherwise provided by the Fund. The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The notice also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date. Shareholder Notifications may be transmitted electronically to Shareholders that consent to electronic delivery.

Repurchase Price

The repurchase price of the Shares will be the NAV of the Shares as of the close of regular trading on the NYSE on the Repurchase Pricing Date (minus any applicable early withdrawal charge). You may call (866) 661-6615 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional number of Shares not to exceed 2% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.

With respect to any required minimum distributions from an IRA or other qualified retirement plan in which Shares are held, it is the obligation of the Shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis, which may result in the Fund not repurchasing the full amount of a required minimum distribution requested by a Shareholder

Mandatory Repurchases and Redemptions

The Fund may also repurchase and/or redeem Shares of a Shareholder without consent or other action by the Shareholder or other person, in accordance with the terms of its Agreement and Declaration of Trust and the 1940 Act, including Rule 23c-2 under the 1940 Act, if the Fund determines that:

●	ownership of Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

●	continued ownership of Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

●	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

●	with respect to a Shareholder subject to Special Laws or Regulations, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares;

●	the Shareholder’s estate submits a tender request and proof of owner’s death; or

●	the disabled Shareholder’s legal representative submits tender request and proof of qualified disability.

Description of Capital Structure

The information contained under this heading is only a summary and is subject to the provisions contained in the Fund’s Declaration of Trust and By-Laws and applicable laws, which are on file with the SEC.

Outstanding Securities

Title of Class	Amount Authorized	Amount Held by Fund for its Account	Amount Outstanding as of [ ], 2025
Class AA	Unlimited	[ ]	[ ]
Class A	Unlimited	[ ]	[ ]
Class C	Unlimited	[ ]	[ ]
Class I	Unlimited	[ ]	[ ]
Class S	Unlimited	[ ]	[ ]
Series A Term Cumulative Preferred Shares due 2029	25,000		[ ]

Shares of Beneficial Interest

The Fund’s Declaration of Trust authorizes the Fund’s issuance of an unlimited number of shares of beneficial interest of each class. Shareholders are entitled to the same limitation of personal liability extended to Shareholders of private corporations organized for profit incorporated in the State of Delaware and therefore generally will not be personally liable for the Fund’s debts or obligations.

Share Classes

The Fund intends to offer five classes of Shares: Class AA, Class A, Class C, Class I and Class S Shares. Currently, the Fund is only offering Class AA Shares. In the future, the Fund may offer other classes of Shares in the future. Each additional class of Shares has or will have, as applicable, certain differing characteristics, particularly in terms of the sales charges that Shareholders in that class may bear, and the distribution fees and transfer agency fees that each class may be charged.

Shares

Under the terms of the Declaration of Trust, all shares, when consideration for the shares is received by the Fund, will be fully paid and nonassessable. Dividends and distributions may be paid to shareholders if, as and when authorized and declared by the Board. Except as otherwise provided by the Board, shares will have no preemptive or other right to subscribe to any additional shares or other securities issued by the Fund, and will be transferable, except where their transfer is restricted by law or contract. The Declaration of Trust provides that the Board shall have the power to cause the Fund to repurchase or redeem shares. In the event of the Fund's dissolution, after the Fund pays or adequately provides for the payment of all claims and obligations of the Fund, and upon the receipt of such releases, indemnities and refunding agreements deemed necessary by the Board, each share will be entitled to receive, according to its respective rights, a pro rata portion of the Fund’s assets available for distribution for the applicable class, subject to any preferential rights of holders of the Fund’s outstanding preferred shares, if any. Each whole share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional share will be entitled to a proportionate fractional vote. However, to the extent required by the 1940 Act or otherwise determined by the Board, classes of the Fund will vote separately from each other. Shareholders shall be entitled to vote on all matters on which a vote of shareholders is required by the 1940 Act, the Declaration of Trust or a resolution of the Board. There will be no cumulative voting in the election of or removal of Trustees. Under the Declaration of Trust, the Fund shall hold shareholder meetings to the extent required by the 1940 Act, regulation, or pursuant to special meetings called by the Board or a majority of shareholders.

Preferred Shares

The Declaration of Trust provides that the Board may, subject to the Fund’s fundamental policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Shares (including preferred interests, debt securities or other senior securities), by action of the Board without the approval of Shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit. We have issued 25,000 Series A Term Cumulative Preferred Shares due 2029.

Under the requirements of the 1940 Act, the Fund must, immediately after the issuance of any preferred shares, have an “asset coverage” of at least 200%. Asset coverage means the ratio by which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of senior securities representing indebtedness of the Fund, if any, plus the aggregate liquidation preference of the preferred shares. Additional or more restrictive asset coverage requirements or portfolio composition requirements (i.e., beyond those required under the 1940 Act) may also be imposed under the governing instrument for a particular series of preferred shares. The terms of the preferred shares, including their dividend rate, voting rights, liquidation preference and redemption provisions, will be determined by the Board (subject to applicable law and the Fund’s Declaration of Trust) if and when it authorizes the preferred shares. The Fund may issue preferred shares that provide for the periodic redetermination of the dividend rate at relatively short intervals through an auction or remarketing procedure, although the terms of the preferred shares may also enable the Fund to lengthen such intervals. If the dividend rate as redetermined on the Fund’s preferred shares plus the expenses of issuance approaches or exceeds the Fund's current income after expenses on the investment of proceeds from the preferred shares, the Fund’s leveraged capital structure would result in a lower rate of current income to shareholders than if the Fund were not so structured.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, the terms of any preferred shares entitle the holders of preferred shares to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus redemption premium, if any, together with accrued and unpaid dividends, whether or not earned or declared and on a cumulative basis) before any distribution of assets is made to common shareholders. After payment of the full amount of the liquidating distribution to which they are entitled, the preferred shareholders would not be entitled to any further participation in any distribution of assets by the Fund.

Preferred shares could be issued with rights and preferences that would adversely affect common shareholders. Preferred shares could also be used as an anti-takeover device. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act generally requires, among other things, that (i) immediately after issuance of preferred shares and before any distribution is made with respect to the shares and before any purchase of shares is made, the aggregate involuntary liquidation preference of such preferred shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such distribution or purchase price, as the case may be; and (ii) the holders of preferred shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares.

Series A Term Cumulative Preferred Shares due 2029

On November 15, 2024, the Fund issued 25,000 Series A Term Cumulative Preferred Shares due 2029. Certain rights, terms and conditions of the Preferred Shares are summarized below:

Redemption. We are required to redeem all outstanding Preferred Shares on November 15, 2029. In addition, if we fail to maintain asset coverage (as defined in Section 18(h) of the 1940 Act) of at least 200% as of the close of business on the last business day of any calendar quarter and such failure is not cured by the close of business on the date that is 30 calendar days following the filing date of our Annual Report or Semiannual Report on Form N-CSR, or Reports on Form N-PORT (with respect to the first and third Calendar Quarters), as applicable, for that quarter, we will be required to redeem the number of Preferred Shares, that, when combined with any debt securities redeemed for failure to maintain the asset coverage required by the indenture governing such securities, (1) result in us having asset coverage of at least 200% and (2) if fewer, the maximum number of Preferred Shares that can be redeemed out of funds legally available for such redemption. In connection with any redemption for failure to maintain such asset coverage, we may, in our sole option, redeem such additional number of Preferred Shares that will result in asset coverage up to and including 285%. At any time up to the close of business on November 15, 2026, we may, in our sole option, redeem the outstanding Preferred Shares in whole or, from time to time, in part, out of funds legally available for such redemption, at an amount equal to $1,000 per Preferred Share (the “Liquidation Preference”) plus (a) 1.00% of the Liquidation Preference; (b) an amount equal to accumulated but unpaid dividends, if any, on such shares (whether or not earned or declared, but excluding interest on such dividends) to, but excluding, the date fixed for such redemption; and (c) the Make Whole Amount (as defined in the Supplement to the Amended and Restated Declaration of Trust of Eagle Point Enhanced Income Trust Relating to Series A Term Cumulative Preferred Shares Due 2029). At any time following the close of business on November 15, 2026 through November 15, 2027, we may, in our sole option, redeem the outstanding Preferred Shares in whole or, from time to time, in part, out of funds legally available for such redemption, at the Liquidation Preference plus 1.00% of the Liquidation Preference ("Prepayment Premium") plus an amount equal to accumulated but unpaid dividends, if any, on such shares (whether or not earned or declared, but excluding interest on such dividends) to, but excluding, the date fixed for such redemption.

Ranking and Liquidation. The Preferred Shares will be senior securities that constitute capital stock. The Preferred Shares will rank (i) senior to common shares in priority of payment of dividends and as to the distribution of assets upon dissolution, liquidation or the winding-up of our affairs; (ii) equal in priority with all other series of preferred shares we may issue in the future, as to priority of payment of dividends and as to distributions of assets upon dissolution, liquidation or the winding-up of our affairs; and (iii) subordinate in right of payment to the holders of our existing and future indebtedness. In the event of a liquidation, dissolution or winding up of our affairs, holders of Preferred Shares will be entitled to receive a liquidation distribution equal to the Liquidation Preference plus an amount equal to accumulated but unpaid dividends, if any, on such shares (whether or not earned or declared, but excluding interest on such dividends) to, but excluding, the date fixed for such redemption.

Dividends. We intend to pay quarterly dividends on the Preferred Shares at an amount equal to the secured overnight financing rate at two (2) business days prior to the commencement of the applicable dividend period for rates with a tenor of three months, as such rate is published by CME Group Benchmark Administration Limited for such dividend period plus 4.50% (450 basis points) per annum (the “Dividend Rate”). The Dividend Rate will be computed on the basis of a 360-day year consisting of four 90-day quarters.

Voting Rights. Except as otherwise provided in our Amended and Restated Declaration of Trust and in our Supplement thereto or as otherwise required by law, (1) each holder of Preferred Shares will be entitled to one vote for each Preferred Share held on each matter submitted to a vote of our shareholders and (2) the holders of all outstanding Preferred Shares and common shares will vote together as a single class; provided that holders of all outstanding preferred shares voting separately as a class, will be entitled to elect two (2) of our trustees (the “Preferred Trustees”) and, if we fail to pay dividends on any outstanding shares of preferred shares, including the Preferred Shares, in an amount equal to two (2) full years of dividends, and continuing until such failure is cured, will be entitled to elect a majority of our trustees.

Conversion. The Preferred Shares are not convertible into any other class or series of shares.

Transfer Restrictions. The Preferred Shares are “restricted securities” for purposes of the Securities Act. Accordingly, the Preferred Shares may not be offered, sold, transferred or delivered, directly or indirectly, unless (i) such shares are registered under the Securities Act and any other applicable state securities laws, or (ii) an exemption from registration under the Securities Act and any other applicable state securities laws is available.

Other Matters. The Fund may redeem the Preferred Shares at any time, without payment of the Make Whole Amount, Prepayment Premium, or any other premium or penalty, to the extent necessary to permit the Fund to repurchase its common Shares in such repurchase offer amount as the Board of Trustees shall determine, pursuant to the Fund’s fundamental policy to make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time, for between 5% and 25% of the common Shares outstanding at net asset value, in compliance with the asset coverage requirements of Section 18 of the 1940 Act.

Credit Facility or other Debt Securities

The Fund may enter into definitive agreements with respect to a credit facility, unsecured notes, or other forms of indebtedness. The Fund expects that the governing instrument for such indebtedness (such as the credit agreement or indenture) would contain covenants that, among other things, likely will limit the Fund’s ability to pay dividends in certain circumstances, incur additional debt and/or engage in certain transactions, including mergers and consolidations, and may require asset coverage ratios in addition to those required by the 1940 Act (described below). To the extent that the Fund enters into a secured credit facility, the Fund would generally be required to pledge its assets. The Fund expects that any credit facility would have customary covenant, negative covenant and default provisions. There can be no assurance that the Fund will enter into an agreement for a credit facility or other indebtedness on terms and conditions representative of the foregoing, or that additional material terms will not apply. In addition, if entered into, any such credit facility or other indebtedness may in the future be replaced or refinanced by one or more credit facilities having substantially different terms. The Fund entered into the Texas Capital Bank Credit Facility agreement on August 22, 2024. Pursuant to the terms of the Texas Capital Bank Credit Facility, we can borrow up to an aggregate principal balance of $25,000,000 (the “Commitment Amount”). Such borrowings under the Texas Capital Bank Credit Facility bear interest at Term SOFR (1% floor) plus a spread under the credit agreement. We are required to pay a commitment fee on the unused amount. The Texas Capital Bank Credit Facility will mature on the earlier of (i) the termination of the Commitment, as defined by the terms of the Texas Capital Bank Credit Facility or (ii) the scheduled maturity date of August 24, 2026. We have the option to extend the maturity from time to time in accordance with the Texas Capital Bank Credit Facility agreement.

With respect to senior securities representing indebtedness (i.e., borrowing or deemed borrowing), other than temporary borrowings as defined under the 1940 Act, we are required to have an asset coverage of at least 300%, as measured at the time of borrowing and calculated as the ratio of our total assets (less all liabilities and indebtedness not represented by senior securities) over the aggregate amount of our outstanding senior securities representing indebtedness.

As of December 31, 2024, our leverage, which includes the Preferred Shares and borrowings under the Texas Capital Bank Credit Facility, represented approximately 34.8% of our total assets (less current liabilities). As of December 31, 2024, our asset coverage ratios in respect of (i) senior securities representing indebtedness and (ii) our outstanding Preferred Shares, each as calculated pursuant to Section 18 of the 1940 Act, were 1,725% and 287%, respectively. In the event we fail to meet our applicable asset coverage ratio requirements, we may not be able to incur additional debt and/or issue preferred shares, and could be required by law or otherwise to sell a portion of our investments to repay some debt or redeem preferred shares (if any) when it is disadvantageous to do so, which could have a material adverse effect on our operations, and we may not be able to make certain distributions or pay dividends of an amount necessary to continue to qualify as a RIC for U.S. federal income tax purposes. In addition, we may borrow for temporary or other purposes as permitted under the 1940 Act, which indebtedness would be in addition to the asset coverage requirements described above.

Certain Provisions in the Declaration of Trust and By-Laws

The information contained under this heading is only a summary. Please refer to the provisions in Fund’s Declaration of Trust and By-Laws, which are on file with the SEC, for more information.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Pursuant to the Declaration of Trust, Trustees and officers of the Fund is not subject in such capacity to any personal liability to the Fund or shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.

Except as otherwise provided in the Declaration of Trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees) relating to the defense of any claim, action, suit or proceeding with which such person is involved or threatened while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the Declaration of Trust.

Pursuant to the Declaration of Trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives an undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.

Number of Trustees; Appointment of Trustees; Vacancies; Removal

The Declaration of Trust provides that the number of Trustees shall be no less than one (1) and no more than nine (9), as determined in writing by a majority of the Trustees then in office. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been appointed pursuant to the Declaration of Trust. Trustees shall be elected by the affirmative vote of a plurality of the Shares voted at a meeting of the Shareholders to the extent Shareholders are entitled to vote to elect Trustees.

A Trustee may be removed from office for cause only, and not without cause, by action taken by a majority of the remaining Trustees or by the holders of at least a majority of the Shares then entitled to vote in an election of such Trustee. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal.

Action by Shareholders

Under the Declaration of Trust and By-Laws, shareholder action can be taken at an annual or special meeting of shareholders or by written consent. In addition, the Fund’s Declaration of Trust prohibits derivative actions on behalf of the Fund by any person who is not a Trustee or shareholder of the Fund, except that such provision does not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act.

No shareholder may maintain a derivative action on behalf of the Fund unless holders of at least a majority of the outstanding shares join in the bringing of such action. A Shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the Shareholder or Shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; and a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if, and only if, a majority of the Trustees, or a majority of any committee established to consider the merits of such action, is composed of Trustees who are not “independent trustees” (as that term is defined in the Delaware Statutory Trust Act); and (ii) unless a demand is not required under clause (i) of this paragraph, the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim; and the Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action. The foregoing requirements shall not apply to any claims brought under federal securities law, or the rules and regulations thereunder.

The Declaration of Trust provides that the state courts in Delaware shall be the exclusive forum in which certain types of litigation (excluding claims arising under federal securities laws) may be brought, which may require shareholders to have to bring an action in an inconvenient or less favorable forum. In addition, the Declaration of Trust provides that claims arising under federal securities laws must be brought in federal court. Further, there may be questions regarding the enforceability of this provision because the Securities Act of 1933 Act, as amended, and the 1940 Act allow claims to be brought in state and federal courts.

The Declaration of Trust provides that shareholders waive any and all right to trial by jury in any claim, suit, action or proceeding.

Amendment of Declaration of Trust and By-Laws

Subject to the provisions of the 1940 Act and except as provided in the Declaration of Trust, the Board may amend the Declaration of Trust without any vote of shareholders. Pursuant to the Declaration of Trust and By-Laws and subject to the provisions therein, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws.

No Appraisal Rights

In certain extraordinary transactions, some jurisdictions provide the right to dissenting shareholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Declaration of Trust provides that shares shall not entitle shareholders to appraisal rights.

Conflict with Applicable Laws and Regulations

The Declaration of Trust provides that if and to the extent that any provision of the Declaration of Trust conflicts with any provision of the 1940 Act, the regulated investment company provisions of the Code, and the regulations thereunder, the Delaware Statutory Trust Act or with other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of this Declaration of Trust or render invalid or improper any action taken or omitted prior to such determination.

Change of Control Provisions

The Fund’s Declaration of Trust includes provisions that could have the effect of limiting the ability of entities or persons to acquire control of the Fund or to change the composition of its Board. Such attempts could have the effect of increasing the expenses of the Fund and disrupting the normal operation of the Fund.

The Declaration of Trust grants special approval rights with respect to certain matters to members of the Board who qualify as “Continuing Trustees,” which term means trustees who either (i) have been members of the Board for a period of at least thirty-six months (or since the commencement of the Fund's operations, if less than 36 months) or (ii) were nominated to serve as members of the Board by a majority of the Continuing Trustees then members of the Board.

The Declaration of Trust requires the affirmative vote or consent of a majority of the Board and 75% of the Continuing Trustees to authorize certain Fund transactions, including the merger, consolidation, share exchange, dissolution, liquidation or termination of the Fund.

The Board may from time to time grant other voting rights to shareholders with respect to these and other matters, certain of which are required by the 1940 Act.

The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a third party. These provisions also provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund's investment objective and policies. The provisions of the Declaration of Trust and By-Laws could have the effect of discouraging a third party from seeking to obtain control of the Fund. The Board has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Fund and its shareholders.

For the purposes of calculating “a majority of the outstanding voting securities” under the Declaration of Trust, each class and series of the Fund will vote together as a single class, except to the extent required by the 1940 Act or the Declaration of Trust, with respect to any class or series of shares. If a separate class vote is required, the applicable proportion of shares of the class or series, voting as a separate class or series, also will be required.

The Board has determined that provisions with respect to the Board and the shareholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the 1940 Act, are in the best interests of shareholders generally.

U.S. FEDERAL INCOME TAX MATTERS

The following is a summary of certain U.S. federal income tax consequences generally applicable to the purchase, ownership and disposition of our Shares, which collectively will be referred to as “stock” in this section. Unless otherwise stated, this summary deals only with our securities held as capital assets for U.S. federal tax purposes (generally, property held for investment).

As used herein, a “U.S. holder” means a beneficial owner of the securities that is for U.S. federal income tax purposes any of the following:

●	an individual citizen or resident of the United States;

●	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or other political subdivision thereof (including the District of Columbia);

●	a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable United States Treasury regulations or “Treasury Regulations,” to be treated as a United States person; or

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

The term “non-U.S. holder” means a beneficial owner of the securities (other than a partnership or any other entity or other arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

An individual may, subject to exceptions, be deemed to be a resident of the United States for U.S. federal income tax purposes, as opposed to a non-resident alien, by, among other ways, being present in the United States (i) on at least 31 days in the calendar year, and (ii) for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding calendar year, and one-sixth of the days present in the second preceding calendar year. Individuals who are residents for such purposes are subject to U.S. federal income tax as if they were United States citizens.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you, as a holder of our securities, if you are a person subject to special tax treatment under the U.S. federal income tax laws, including, without limitation:

●	a dealer in securities or currencies;

●	a financial institution;

●	a RIC;

●	a real estate investment trust;

●	a tax-exempt organization;

●	an insurance company;

●	a person holding the securities as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

●	a trader in securities that has elected the mark-to-market method of accounting for their securities;

●	a person subject to alternative minimum tax;

●	a partnership or other pass-through entity for U.S. federal income tax purposes;

●	a U.S. holder whose “functional currency” (as defined in Section 985 of the Code) is not the U.S. dollar;

●	a CFC;

●	a PFIC;

●	a United States expatriate or foreign persons or entities (except to the extent set forth below); or

●	a holder that is subject to special tax accounting rules under Section 451(b) of the Code.

If a partnership (including any entity classified or arrangement treated as a partnership for U.S. federal income tax purposes) holds the securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding our securities, you should consult your own tax advisors regarding the tax consequences of an investment in our securities.

This summary is based on the Code, Treasury Regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal income tax consequences that may be applicable to you in light of your particular circumstances and does not address the effects of any aspects of U.S. estate or gift, or state, local or non-U.S. income, estate, or gift tax laws. It is not intended to be, and should not be construed to be, legal or tax advice to any particular purchaser of our securities. We have not sought and will not seek any ruling from the Internal Revenue Service, or the “IRS.” No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. You should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership of our securities, as well as the consequences to you arising under the laws or other guidance of any other taxing jurisdiction.

Important U.S. Federal Income Tax Considerations Affecting Us

We have elected to be treated, and intend to qualify annually, as a RIC under the Code. Accordingly, we must satisfy certain requirements relating to sources of our income and diversification of our total assets and certain distribution requirements to maintain our RIC status and to avoid being subject to U.S. federal income or excise tax on any undistributed taxable income. To the extent we qualify for treatment as a RIC and satisfy the applicable distribution requirements, we will not be subject to U.S. federal income tax on income paid to our Shareholders in the form of dividends or capital gain dividends.

To qualify as a RIC for U.S. federal income tax purposes, we must derive at least 90% of our gross income each tax year from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, net income derived from an interest in a qualified publicly traded partnership, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to our business of investing in stock, securities and currencies, or the “90% Gross Income Test.” A “qualified publicly traded partnership” is a publicly traded partnership that meets certain requirements with respect to the nature of its income. To qualify as a RIC, we must also satisfy certain requirements with respect to the diversification of our assets. We must have, at the close of each quarter of the tax year, at least 50% of the value of our total assets represented by cash, cash items, U.S. government securities, securities of other RICs and other securities that, in respect of any one issuer, do not represent more than 5% of the value of our assets nor more than 10% of the voting securities of that issuer. In addition, at those times, not more than 25% of the value of our assets may be invested in securities (other than U.S. government securities or the securities of other RICs) of any one issuer, or of two or more issuers, which we control and which are engaged in the same or similar trades or businesses or related trades or businesses, or of one or more qualified publicly traded partnerships, or the “Asset Diversification Tests.” If we fail to satisfy the 90% Gross Income Test, we will nevertheless be considered to have satisfied the test if (i) (a) such failure is due to reasonable cause and not due to willful neglect and (b) we report the failure pursuant to Treasury Regulations to be adopted, and (ii) we pay a tax equal to the excess amount by which our gross non-qualifying income exceeds one-ninth of our gross qualifying income. If we fail to meet any of the Asset Diversification Tests with respect to any quarter of any tax year, we will nevertheless be considered to have satisfied the requirements for such quarter if we cure such failure within six months and either (i) such failure is de minimis or (ii) (a) such failure is due to reasonable cause and not due to willful neglect and (b) we report the failure under Treasury Regulations to be adopted and pay an excise tax. If we fail to qualify as a RIC for more than two consecutive taxable years and then seek to re-qualify as a RIC, we generally would be required to recognize gain to the extent of any unrealized appreciation in our assets unless we elect to pay U.S. corporate income tax on any such unrealized appreciation during the succeeding 5-year period.

As a RIC, we generally will not be subject to federal income tax on our investment company taxable income (as that term is defined in the Code) and net capital gains (the excess of net long-term capital gains over net short-term capital loss), if any, that we distribute in each tax year as dividends to Shareholders, provided that we distribute dividends of an amount at least equal to the sum of 90% of our investment company taxable income, determined without regard to any deduction for dividends paid, plus 90% of our net tax-exempt interest income for such tax year, or the “90% Distribution Requirement.” We intend to distribute to our Shareholders, at least annually, substantially all of our investment company taxable income, net tax-exempt income and net capital gains. In order to avoid incurring a nondeductible 4% federal excise tax obligation, the Code requires that we distribute (or be deemed to have distributed) by December 31 of each calendar year dividends of an amount generally at least equal to the sum of (i) 98% of our ordinary income (taking into account certain deferrals and elections) for such calendar year, (ii) 98.2% of our capital gain net income, adjusted for certain ordinary losses and generally computed on the basis of the one-year period ending on October 31 of such calendar year (unless we have made an election under Section 4982(e)(4) of the Code to have our required distribution from net income measured using the one-year period ending on November 30 of such calendar year) and (iii) 100% of any ordinary income and capital gain net income from prior calendar years (as previously computed) that were not paid out during such calendar years and on which we incurred no U.S. federal income tax, or the “Excise Tax Distribution Requirement.” Any dividends declared by us during October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for federal income tax purposes as if it had been paid by us, as well as received by our U.S. Shareholders, on December 31 of the calendar year in which the distribution was declared.

We may incur in the future the nondeductible 4% federal excise tax on a portion of our income and capital gains. While we intend to distribute income and capital gains to minimize our exposure to the nondeductible 4% federal excise tax, we may not be able to, or may choose not to, distribute amounts sufficient to avoid the imposition of the tax entirely. In that event, we generally will be liable for the nondeductible 4% federal excise tax only on the amount by which we do not meet the excise tax avoidance requirement.

If we do not qualify as a RIC or fail to satisfy the 90% Distribution Requirement for any tax year, we would be subject to corporate income tax on our taxable income, and all distributions from earnings and profits, including distributions of net capital gains (if any), will be taxable to the shareholder as ordinary income. Such distributions generally would be eligible (i) to be treated as qualified dividend income in the case of individual and other non-corporate shareholders and (ii) for the dividends received deduction, or the “DRD,” in the case of certain corporate shareholders. In addition, in order to requalify for taxation as a RIC, we may be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.

For purposes of the 90% Gross Income Test, income that we earn from equity interests in certain entities that are not treated as corporations or as qualified publicly traded partnerships for U.S. federal income tax purposes (e.g., certain CLOs that are treated as partnerships) will generally have the same character for us as in the hands of such an entity; consequently, we may be required to limit our equity investments in any such entities that earn fee income, rental income, or other nonqualifying income.

To the extent we use debt financing, we may be prevented by covenants contained in our debt financing agreements from making distributions to our Shareholders in certain circumstances. In addition, under the 1940 Act, we are generally not permitted to make distributions to our Shareholders while certain debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Restrictions on our ability to make distributions to our Shareholders may prevent us from satisfying the 90% Distribution Requirement or the Excise Tax Distribution Requirement and, therefore, may jeopardize our qualification for taxation as a RIC, or subject us to the nondeductible 4% U.S. federal excise tax.

Some of the income and fees that we may recognize will not satisfy the 90% Gross Income Test. In order to ensure that such income and fees do not disqualify us as a RIC for a failure to satisfy such test, we may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be subject to U.S. corporate income tax on their earnings, which ultimately will reduce our return on such income and fees.

We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt instruments that are treated under applicable tax rules as having OID (which may arise if we receive warrants in connection with the origination of a loan or possibly in other circumstances), we must include in income each tax year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same tax year. We may also have to include in income other amounts that we have not yet received in cash, such as contractual PIK interest (which represents contractual interest added to the loan balance and due at the end of the loan term) and deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Because any OID or other amounts accrued will be included in our investment company taxable income for the tax year of accrual, we may be required to make a distribution to our Shareholders in order to satisfy the 90% Distribution Requirement or the Excise Tax Distribution Requirement, even though we will not have received any corresponding cash amount.

We may invest (directly or indirectly through an investment in an equity interest in a CLO treated as a partnership for U.S. federal income tax purposes) a portion of our net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for us. U.S. federal income tax rules are not entirely clear about issues such as when we may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by us to the extent necessary in order to seek to ensure that we distribute sufficient income that we do not become subject to U.S. federal income or excise tax.

Some of the CLOs in which we invest may constitute PFICs for U.S. federal income tax purposes. Because we acquire interests treated as equity for U.S. federal income tax purposes in PFICs (including equity tranche investments and certain debt tranche investments in CLOs that are PFICs), we may be subject to federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our Shareholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from any such excess distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a qualifying electing fund (“QEF”) in lieu of the foregoing requirements, we will be required to include in income each tax year our proportionate share of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to us. Alternatively, we can elect to mark-to-market at the end of each tax year (as well as on certain other dates described in the Code) our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares, and as an ordinary loss any decrease in such value to the extent it does not exceed prior increases included in our ordinary income. Under either election, we may be required to recognize in a tax year taxable income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that tax year, and we may be required to distribute such taxable income in order to satisfy the 90% Gross Income Test, the Excise Tax Distribution Requirement or the 90% Distribution Requirement. Our ability to make either election will depend on factors beyond our control and is subject to restrictions which may limit the availability of the benefit of these elections. Treasury Regulations generally treat our income inclusion with respect to a PFIC with respect to which we have made a QEF election, as qualifying income for purposes of determining our ability to be subject to tax as a RIC if (i) there is a current distribution out of the earnings and profits of the PFIC that are attributable to such income inclusion or (ii) such inclusion is derived with respect to our business of investing in stock, securities, or currencies. As such, we may be restricted in our ability to make QEF elections with respect to our holdings in issuers that could be treated as PFICs in order to limit our tax liability or maximize our after-tax return from these investments.

If we hold 10% or more of the interests treated as equity (by vote or value) for U.S. federal income tax purposes in a foreign corporation that is treated as a CFC (including equity tranche investments and certain debt tranche investments in a CLO treated as CFC), we may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such tax year. This deemed distribution is required to be included in the income of a U.S. Stockholder of a CFC regardless of whether the shareholder has made a QEF election with respect to such CFC. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Stockholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a foreign corporation. If we are treated as receiving a deemed distribution from a CFC, we will be required to include such deemed distribution in our investment company taxable income regardless of whether we receive any actual distributions from such CFC, and we must distribute such income in order to satisfy the Excise Tax Distribution Requirement or the 90% Distribution Requirement. Treasury regulations generally treat our income inclusion with respect to a CFC as qualifying income for purposes of determining our ability to be subject to tax as a RIC either if (i) there is a current distribution out of the earnings and profits of the CFC that are attributable to such income inclusion or (ii) such inclusion is derived with respect to our business of investing in stock, securities, or currencies. As such, we may limit and/or manage our holdings in issuers that could be treated as CFCs in order to limit our tax liability or maximize our after-tax return from these investments.

FATCA generally imposes a U.S. federal withholding tax of 30% on U.S. source periodic payments, including interest and dividends to certain non-U.S. entities, including certain non-U.S. financial institutions and investment funds, unless such non-U.S. entity complies with certain reporting requirements regarding its United States account holders and its United States owners. Most CLOs in which we invest will be treated as non-U.S. financial entities for this purpose, and therefore will be required to comply with these reporting requirements to avoid the 30% withholding. If a CLO in which we invest fails to properly comply with these reporting requirements, it could reduce the amounts available to distribute to equity and junior debt holders in such CLO, which could materially and adversely affect our operating results and cash flows.

For federal income tax purposes, we are generally permitted to carry forward a net capital loss in any taxable year to offset our own capital gains, if any. These amounts are available to be carried forward to offset future capital gains to the extent permitted by the Code and applicable tax regulations. Any such loss carryforwards will retain their character as short-term or long-term. In the event that we were to experience an ownership change as defined under the Code, our capital loss carryforwards and other favorable tax attributes, if any, may be subject to limitation.

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time we accrue income, expenses or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward, futures and options contracts, similar financial instruments as well as upon the disposition of debt securities denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss. Any such transactions that are not directly related to our investment in securities (possibly including speculative currency positions or currency derivatives not used for hedging purposes) also could, under future Treasury Regulations, produce income not among the types of “qualifying income” for purposes of the 90% Gross Income test.

Gain or loss realized by us from the sale or exchange of warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. The treatment of such gain or loss as long-term or short-term will depend on how long we held a particular warrant. Upon the exercise of a warrant acquired by us, our tax basis in the stock purchased under the warrant will equal the sum of the amount paid for the warrant plus the strike price paid on the exercise of the warrant.

Our transactions in futures contracts and options will be subject to special provisions of the Code that, among other things, may affect the character of our realized gains and losses realized (i.e., may affect whether gains or losses are ordinary or capital, or short-term or long-term), may accelerate recognition of income to us and may defer our losses. These rules could, therefore, affect the character, amount and timing of distributions to Shareholders. These provisions also (a) will require us to mark-to-market certain types of the positions in our portfolio (i.e., treat them as if they were closed out), and (b) may cause us to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the 90% Distribution Requirement for qualifying to be taxed as a RIC or the Excise Tax Distribution Requirement. We will monitor our transactions, will make the appropriate tax elections and will make the appropriate entries in our books and records when we acquire any futures contract, option or hedged investment in order to mitigate the effect of these rules and prevent our disqualification from being taxed as a RIC.

Generally, our hedging transactions (including certain covered call options) may result in “straddles” for U.S. federal income tax purposes. The straddle rules may affect the character of our realized gains (or losses). In addition, our realized losses on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating the taxable income for the taxable year in which the losses are realized. Because only a few regulations implementing the straddle rules have been promulgated, the tax consequences to us of engaging in hedging transactions are not entirely clear. Hedging transactions may increase the amount of our realized short-term capital gain which is taxed as ordinary income when distributed to shareholders.

We may make one or more of the elections available under the Code which are applicable to straddles. If we make any of the elections, the amount, character and timing of the recognition of gains or losses from the affected straddle positions will be determined under rules that vary according to the election(s) made. The rules applicable under certain of the elections may operate to accelerate the recognition of gains or losses from the affected straddle positions.

Because the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, the amount which may be distributed to shareholders, and which will be taxed to them as ordinary income or long-term capital gain, may be increased or decreased as compared to a fund that did not engage in such hedging transactions.

Certain of our investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) convert dividends that would otherwise constitute qualified dividend income into ordinary income, (ii) treat dividends that would otherwise be eligible for deductions available to certain U.S. corporations under the Code as ineligible for such treatment, (iii) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (iv) convert long-term capital gains into short-term capital gains or ordinary income, (v) convert an ordinary loss or deduction into a capital loss (the deductibility of which is more limited), (vi) cause us to recognize income or gain without a corresponding receipt of cash, (vii) adversely alter the characterization of certain complex financial transactions, and (viii) produce income that will not qualify as good income for purposes of the 90% Gross Income Test. While we may not always be successful in doing so, we will seek to avoid or minimize the adverse tax consequences of our investment practices.

We may recognize gain (but not loss) from a constructive sale of certain “appreciated financial positions” if we enter into a short sale, offsetting notional principal contract, or forward contract transaction with respect to the appreciated position or substantially identical property. Appreciated financial positions subject to this constructive sale treatment include interests (including options and forward contracts and short sales) in stock and certain other instruments. Constructive sale treatment does not apply if the transaction is closed out no later than thirty days after the end of the tax year in which the transaction was initiated, and the underlying appreciated securities position is held unhedged for at least the next sixty days after the hedging transaction is closed.

Gain or loss from a short sale of property is generally considered as capital gains or loss to the extent the property used to close the short sale constitutes a capital asset in our hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, “substantially identical property” has been held by us for more than one year. In addition, entering into a short sale may result in suspension of the holding period of “substantially identical property” held by us.

Gain or loss on a short sale will generally not be realized until such time as the short sale is closed. However, as described above in the discussion of constructive sales, if we hold a short sale position with respect to securities that have appreciated in value, and we then acquire property that is the same as or substantially identical to the property sold short, we generally will recognize gain on the date we acquire such property as if the short sale were closed on such date with such property. Similarly, if we hold an appreciated financial position with respect to securities and then enter into a short sale with respect to the same or substantially identical property, we generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date we enter into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

Taxation of Securityholders

Taxation of U.S. Resident Holders of Our Stock.  Dividends and distributions on our shares are generally subject to federal income tax as described herein, even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of shares purchased at a time when our NAV reflects gains that are either unrealized, or realized but not distributed. Such realized gains may be required to be distributed even when our NAV also reflects unrealized losses. Certain dividends and distributions declared by us in October, November or December to shareholders of record of such month of a calendar year and paid by us in January of the following calendar year will be treated by shareholders as if received on December 31 of the calendar year in which they were declared. In addition, certain other distributions made after the close of our tax year may be “spilled back” and treated as paid by us (except for purposes of the nondeductible 4% federal excise tax) during such tax year. In such case, shareholders will be treated as having received such dividends in the tax year in which the distributions were actually made.

Shareholders receiving any distribution from us in the form of additional shares will generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the additional shares received pursuant to the DRIP.

We inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

For federal income tax purposes, distributions paid out of our current or accumulated earnings and profits will, except in the case of distributions of qualified dividend income and capital gain dividends described below, be taxable as ordinary dividend income. Certain income distributions paid by us (whether paid in cash or reinvested in additional shares of our stock) to individual taxpayers are taxed at rates applicable to net long-term capital gains. This tax treatment applies only if certain holding period requirements and other requirements are satisfied by the shareholder and the dividends are attributable to qualified dividend income received by us, and there can be no assurance as to what portion of our dividend distributions will qualify for favorable treatment. For this purpose, “qualified dividend income” means dividends received from United States corporations and “qualified foreign corporations,” provided that we satisfy certain holding period and other requirements in respect of the stock of such corporations. The maximum individual rate applicable to qualified dividend income is either 15% or 20%, depending on whether the individual’s income exceeds certain threshold amounts. Given our investment strategies, it is not anticipated that a significant portion of our dividends will be eligible to be treated as qualified dividend income.

Dividends distributed from our investment company taxable income which have been reported by us and received by certain of our corporate shareholders will qualify for the DRD to the extent of the amount of qualifying dividends received by us from certain domestic corporations for the tax year. A dividend received by us will not be treated as a qualifying dividend (i) to the extent the stock on which the dividend is paid is considered to be “debt-financed” (generally, acquired with borrowed funds), (ii) if we fail to meet certain holding period requirements for the stock on which the dividend is paid or (iii) to the extent we are under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Moreover, the DRD may be disallowed or reduced if an otherwise eligible corporate shareholder fails to satisfy the foregoing requirements with respect to shares of our stock or by application of the Code. Given our investment strategies, it is not anticipated that a significant portion of our dividends will be eligible for the DRD.

Capital gain dividends distributed to a shareholder are characterized as long-term capital gains, regardless of how long the shareholder has held our shares. A distribution of an amount in excess of our current and accumulated earnings and profits will be treated by a shareholder as a return of capital which is applied against and reduces the shareholder’s tax basis in our shares. To the extent that the amount of any such distribution exceeds a shareholder’s tax basis in our shares, the excess will be treated by the shareholder as gain from a sale or exchange of the shares. Distributions of gains from the sale or other disposition of our investments that we owned for one year or less are characterized as ordinary income.

Certain distributions reported by us as Section 163(j) interest dividends may be treated as interest income by Shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by Shareholders is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that we are eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of our business interest income over the sum of our (i) business interest expense and (ii) other deductions properly allocable to our business interest income.

We may elect to retain our net capital gains or a portion thereof for investment and be subject to tax at corporate rates on the amount retained. In such case, we may designate the retained amount as undistributed net capital gains in a notice to our shareholders who will be treated as if each received a distribution of the pro rata share of such net capital gain, with the result that each shareholder will: (i) be required to report the pro rata share of such net capital gain on the applicable tax return as long-term capital gains; (ii) receive a refundable tax credit for the pro rata share of tax paid by us on the net capital gain; and (iii) increase the tax basis for the shares of our stock held by an amount equal to the deemed distribution less the tax credit.

The benefits of the reduced tax rates applicable to long-term capital gains and qualified dividend income may be impacted by the application of the alternative minimum tax to noncorporate shareholders.

The IRS currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, we intend to allocate capital gain dividends, if any, between our common shares and preferred shares in proportion to the total dividends paid to each class with respect to such tax year.

Although we currently do not intend to do so, we have the ability to declare a large portion of a distribution in shares of our stock. Generally, were we to declare such a distribution, we would allow Shareholders to elect payment in cash and/or shares of equivalent value. Under published IRS guidance, the entire distribution by a publicly offered RIC will generally be treated as a taxable distribution for U.S. federal income tax purposes, and count towards RIC distribution requirements under the Code, if certain conditions are satisfied. Among other things, the aggregate amount of cash available to be distributed to all Shareholders is required to be at least 20% of the aggregate declared distribution. If too many Shareholders elect to receive cash, the cash available for distribution is required to be allocated among the Shareholders electing to receive cash (with the balance of the distribution paid in stock) under a formula provided in the applicable IRS guidance. Each Shareholder electing to receive cash would be entitled to receive cash in an amount equal to at least the lesser of (i) the portion of the distribution such Shareholder elected to receive in cash and (ii) such Shareholder’s entire distribution multiplied by the percentage limitation on cash available for distribution. The number of shares of our stock distributed would thus depend on the applicable percentage limitation on cash available for distribution, the Shareholders’ individual elections to receive cash or stock, and the value of the shares of stock. Each Shareholder generally would be treated as having received a taxable distribution on the date the distribution is received in an amount equal to the cash that such Shareholder would have received if the entire distribution had been paid in cash, even if such Shareholder received all or most of the distribution in shares of our stock. This may result in a Shareholder having to pay tax on such distribution, even if no cash is received.

Selling shareholders will generally recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the shareholder’s adjusted tax basis in the shares sold. The gain or loss will generally be a capital gain or loss. The current maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is: (i) the same as the maximum ordinary income tax rate for gain recognized on the sale of capital assets held for one year or less; or (ii) generally 15% or 20% (depending on whether the shareholder’s income exceeds certain threshold amounts) for gains recognized on the sale of capital assets held for more than one year (as well as certain capital gain dividends).

The repurchase of shares of our stock may result in a taxable gain or loss to the tendering shareholder. Different tax consequences may apply for tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his or her shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering shareholders. On the other hand, shareholders holding shares as capital assets who tender all of their shares (including shares deemed owned by shareholders under constructive ownership rules) will be treated as having sold their shares and generally will recognize capital gain or loss.

Any loss realized upon the sale or exchange of shares of our stock with a holding period of six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received (or amounts designated as undistributed capital gains) with respect to such shares. In addition, all or a portion of a loss realized by a shareholder on a sale or other disposition of shares of our stock may be disallowed under “wash sale” rules to the extent the shareholder acquires other shares of our stock (whether through the reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition of our shares. Any disallowed loss will result in an adjustment to the shareholder’s tax basis in some or all of the other shares of our stock acquired.

Certain commissions or other sales charges paid upon a purchase of our shares cannot be taken into account for purposes of determining gain or loss on a sale of such shares within 90 days after their purchase to the extent a sales charge is reduced or eliminated in a subsequent acquisition of our shares on or before January 31 of the calendar year following the calendar year in which the sale is made, pursuant to a reinvestment right. Any disregarded amounts will result in an adjustment to a shareholder’s tax basis in some or all of any other shares of our stock acquired.

We or your financial intermediary is also generally required by law to report to each Shareholder and to the IRS cost basis information for shares of our stock sold by or repurchased from the Shareholder. This information includes the adjusted cost basis of the shares, the gross proceeds from disposition and whether the gain or loss is long-term or short-term. The adjusted cost basis of shares will be based on the default cost basis reporting method selected by us, unless a Shareholder, before the sale or redemption, informs us that it has selected a different IRS-accepted method offered by us. These requirements, however, will not apply for investments through a tax-advantaged account. Shareholders should consult their financial intermediaries and tax advisers to determine the best cost basis method for their tax situation, and to obtain more information about how these cost basis reporting requirements apply to them.

If a U.S. holder acquires a note for an amount that is less than its principal amount, the amount of the difference generally will be treated as “market discount” for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, a U.S. holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the market discount that the U.S. holder has not previously included in income and are treated as having accrued on the note at the time of the payment or disposition. In addition, a U.S. holder may be required to defer, until the maturity of a note or its earlier sale or other disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the note. A U.S. holder may elect, on a note-by-note basis, to deduct such deferred interest expense in a tax year prior to the tax year of disposition. If a U.S. holder makes this election, it will only apply to any note with respect to which it is made, and such election is irrevocable without the consent of the IRS. U.S. holders should consult their own tax advisors before making this election.

Any market discount on a note will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless a U.S. holder elects to accrue such market discount on a constant interest method. In addition, a U.S. holder may make a separate election to include market discount in income currently as it accrues, on either a ratable or constant yield method, in which case the rule described above regarding deferral of interest deductions will not apply. If a U.S. holder makes this election, it will apply to all debt instruments acquired with market discount (including, if applicable, a note) that the U.S. holder acquires on or after the first day of the first tax year to which the election applies. A U.S. holder may not revoke this election without the consent of the IRS. U.S. holders should consult their own tax advisors before making either such election.

If a U.S. holder acquires a note for an amount in excess of its stated principal amount, the U.S. holder will be considered to have purchased the note at a “premium.” A U.S. holder generally may elect to amortize such premium over the remaining term of the note on a constant yield method as an offset to interest when includible in taxable income under the U.S. holder’s regular accounting method. If a U.S. holder makes this election, it will apply to all debt instruments acquired with premium (including, if applicable, a note) that the U.S. holder acquires on or after the first day of the first tax year to which the election applies. A U.S. holder may not revoke this election without the consent of the IRS. If a U.S. holder does not elect to amortize premium on the note, that premium will decrease the gain or increase the loss the U.S. holder would otherwise recognize on disposition of the note.

Medicare Tax on Net Investment Income.  A 3.8% tax is imposed under Section 1411 of the Code on the “net investment income” of certain U.S. citizens and residents and on the undistributed net investment income of certain estates and trusts, to the extent that such taxpayer’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. Among other items, net investment income generally includes payments of interest or dividends on, and net gains recognized from the sale, exchange, redemption, retirement or other taxable disposition of our securities (unless the securities are held in connection with certain trades or businesses), less certain deductions. Prospective investors in our securities should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our securities.

Taxation of Tax-Exempt Holders of Our Stock. A U.S. shareholder that is a tax-exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income (“UBTI”). The direct conduct by a tax-exempt U.S. shareholder of the activities that we propose to conduct could give rise to UBTI. However, a RIC is a corporation for U.S. federal income tax purposes and its business activities generally will not be attributed to its shareholders for purposes of determining their treatment under current law. Therefore, a tax-exempt U.S. shareholder should not be subject to U.S. federal income taxation solely as a result of such shareholder’s direct or indirect ownership of shares of our stock and receipt of distributions with respect to such shares (regardless of whether we incur indebtedness). Moreover, under current law, if we incur indebtedness, such indebtedness will not be attributed to a tax-exempt U.S. shareholder. Therefore, a tax-exempt U.S. shareholder should not be treated as earning income from “debt-financed property” and distributions that we pay should not be treated as “unrelated debt-financed income” solely as a result of indebtedness that we incur. Certain tax-exempt private universities are subject to an additional 1.4% excise tax on their “net investment income,” including income from interest, dividends, and capital gains. Proposals periodically are made to change the treatment of “blocker” investment vehicles interposed between tax-exempt investors and non-qualifying investments. In the event that any such proposals were to be adopted and applied to RICs, the treatment of dividends payable to tax-exempt investors could be adversely affected. In addition, special rules would apply if we were to invest in certain real estate mortgage investment conduits or taxable mortgage pools, which we do not currently plan to do, that could result in a tax-exempt U.S. shareholder recognizing income that would be treated as UBTI.

Taxation of Non-U.S. Holders of Our Stock.  Whether an investment in the shares of our stock is appropriate for a non-U.S. holder will depend upon that person’s particular circumstances. An investment in the shares by a non-U.S. holder may have adverse tax consequences. Non-U.S. holders should consult their tax advisors before investing in our stock.

Subject to the discussions below, distributions of our “investment company taxable income” to non-U.S. holders (including interest income and net short-term capital gain) are generally expected to be subject to withholding of U.S. federal taxes at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits. If the distributions are effectively connected with a U.S. trade or business of the non-U.S. holder, we will not be required to withhold U.S. federal tax if the non-U.S. holder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. Special certification requirements apply to a non-U.S. holder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors. Backup withholding will not be applied to payments that have been subject to the 30% (or lower applicable treaty rate) withholding tax described in this paragraph.

In addition, with respect to certain distributions made by RICs to non-U.S. holders, no withholding is required and the distributions generally are not subject to U.S. federal income tax if (i) the distributions are properly reported in a notice timely delivered to our Shareholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. Depending on the circumstances, we may report all, some or none of our potentially eligible dividends as derived from such qualified net interest income or as qualified short-term capital gain, and a portion of our distributions, which may be significant (e.g., interest from non-U.S. sources or non-U.S. CLOs or any foreign currency gains) would be ineligible for this potential exemption from withholding. Moreover, in the case of shares of our stock held through an intermediary, the intermediary may have withheld U.S. federal income tax even if we reported the payment as derived from such qualified net interest income or qualified short-term capital gain. Hence, no assurance can be provided as to whether any amount of our dividends or distributions will be eligible for this exemption from withholding or if eligible, will be reported as such by us.

Actual or deemed distributions of our net long-term capital gains to a non-U.S. holder, and gains realized by a non-U.S. holder upon the sale of our stock, will not be subject to federal withholding tax and generally will not be subject to U.S. federal income tax unless, (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. holder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States or (ii) in the case of an individual shareholder, the shareholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the distributions or gains and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions (which we may do in the future), a non-U.S. holder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. holder would be required to obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the non-U.S. holder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate non-U.S. holder, distributions (both actual and deemed), and gains realized upon the sale of our stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A non-U.S. holder who is a non-resident alien individual, and who is otherwise subject to withholding of U.S. federal income tax, may be subject to information reporting and backup withholding of U.S. federal income tax on distributions unless the non-U.S. holder provides us or the distribution paying agent with a complete and current IRS Form W-8BEN, IRS Form W-8BEN-E, or an acceptable substitute form, or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder or otherwise establishes an exemption from backup withholding.

Non-U.S. holders may also be subject to U.S. estate tax with respect to their investment in our shares.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Publicly Offered RIC. We will be treated as a “publicly offered regulated investment company” (within the meaning of Section 67 of the Code) if either (i) Shares and our preferred stock (if any) collectively are held by at least 500 persons at all times during a taxable year, (ii) Shares are treated as regularly traded on an established securities market or (iii) Shares are continuously offered pursuant to a public offering (within the meaning of Section 4 of the Securities Act). We cannot assure you that we will be treated as a publicly offered regulated investment company for all taxable years. If we are not treated as a publicly offered regulated investment company for any calendar year, for purposes of computing the taxable income of U.S. shareholders that are individuals, trusts or estates, (i) our earnings will be computed without taking into account such U.S. shareholders’ allocable shares of the management and incentive fees paid to our Advisor and certain of our other expenses, (ii) each such U.S. shareholder will be treated as having received or accrued a dividend from us in the amount of such U.S. shareholder’s allocable share of these fees and expenses for the calendar year, (iii) each such U.S. shareholder will be treated as having paid or incurred such U.S. shareholder’s allocable share of these fees and expenses for the calendar year, and (iv) each such U.S. shareholder’s allocable share of these fees and expenses will be treated as miscellaneous itemized deductions by such U.S. shareholder. For taxable years beginning before 2026, miscellaneous itemized deductions generally are not deductible by a U.S. shareholder that is an individual, trust or estate. For taxable years beginning in 2026 or later, miscellaneous itemized deductions generally are deductible by a U.S. shareholder that is an individual, trust or estate only to the extent that the aggregate of such U.S. shareholder’s miscellaneous itemized deductions exceeds 2% of such U.S. shareholder’s adjusted gross income for U.S. federal income tax purposes, are not deductible for purposes of the alternative minimum tax and are subject to the overall limitation on itemized deductions under Section 68 of the Code.

Tax Shelter Reporting Regulations.  Under applicable Treasury Regulations, if a U.S. holder recognizes a loss with respect to our securities of $2 million or more for a non-corporate U.S. holder or $10 million or more for a corporate U.S. holder in any single tax year (or a greater loss over a combination of tax years), the U.S. holder may be required to file with the IRS a disclosure statement on IRS Form 8886.

Direct owners of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, equity owners of RICs are not excepted. Future guidance may extend the current exception from this reporting requirement to U.S. holders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. holders of our securities should consult their own tax advisors to determine the applicability of these Treasury Regulations in light of their individual circumstances.

Information Reporting and Backup Withholding.  A U.S. holder (other than an “exempt recipient,” including a C corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at a rate of 24% on, and will be subject to information reporting requirements with respect to, payments of principal or interest (including OID, if any) on, and proceeds from the sale, exchange, redemption or retirement of, our securities. In general, if a non-corporate U.S. holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, backup withholding at the applicable rate may apply.

If you are a non-U.S. holder, generally, the applicable withholding agent is generally required to report to the IRS and to you payments of interest, including OID (if any), on our securities and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of a treaty or agreement. In general, backup withholding will not apply to payments of interest on your securities if you have provided to the applicable withholding agent the required certification that you are not a U.S. person and the applicable withholding agent does not have actual knowledge or reason to know that you are a U.S. person. Information reporting and, depending on the circumstances, backup withholding will apply to payment to you of the proceeds of a sale or other disposition (including a retirement or redemption) of your securities within the United States or conducted through certain U.S.-related financial intermediaries, unless you certify under penalties of perjury that you are not a U.S. person or you otherwise establish an exemption, and the applicable withholding agent does not have actual knowledge or reason to know that you are a U.S. person.

You should consult your own tax advisor regarding the application of information reporting and backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA Withholding on Payments to Certain Foreign Entities.  FATCA generally imposes a U.S. federal withholding tax of 30% on payments of dividends made with respect to shares of our stock to certain non-U.S. entities (including, in some circumstances, where such an entity is acting as an intermediary) that fail to comply (or be deemed compliant) with certain certification and information reporting requirements. FATCA withholding taxes apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from withholding taxes pursuant to an applicable tax treaty with the United States or under U.S. domestic law. If FATCA withholding taxes are imposed with respect to any payments of interest or proceeds made under our debt securities, holders that are otherwise eligible for an exemption from, or reduction of, U.S. federal withholding taxes with respect to such interest or proceeds will be required to seek a credit or refund from the IRS in order to obtain the benefit of such exemption or reduction, if any. Securityholders may be requested to provide additional information to enable the applicable withholding agent to determine whether withholding is required.

Proposed Treasury Regulations eliminate the application of withholding imposed under FATCA with respect to payments of gross proceeds. The Fund and any other applicable withholding agent may rely on the Proposed Treasury Regulations until final regulations are issued. Prospective holders in our securities should consult their own tax advisors regarding the effect, if any, of the FATCA rules for them based on their particular circumstances.

Income from Repurchases and Transfers of Shares

A repurchase or transfer of Shares by the Fund generally will be treated as a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or, under certain circumstances, as a “dividend.” In general, the transaction should be treated as a sale or exchange of the Shares if the receipt of cash results in a meaningful reduction in the shareholder’s proportionate interest in the Fund, or results in a “complete redemption” of the shareholder’s Shares, or otherwise results in a distribution that is “not essentially equivalent to a dividend”, in each case applying certain constructive ownership rules in the Code. Alternatively, if a shareholder does not tender all of his or her Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and the gross amount of such repurchase may constitute a dividend to the shareholder to the extent of such shareholder’s pro rata share of the Fund’s current and accumulated earnings and profits.

If the repurchase or transfer of a shareholder’s Shares qualifies for sale or exchange treatment, the shareholder will recognize gain or loss equal to the difference between the amount received in exchange for the repurchased or transferred Shares and the adjusted tax basis of those Shares. Such gain or loss will be capital gain or loss if the repurchased or transferred Shares were held by the shareholder as capital assets, and generally will be treated as long-term capital gain or loss if the repurchased or transferred Shares were held by the shareholder for more than one year, or as short-term capital gain or loss if the repurchased or transferred Shares were held by the shareholder for one year or less.

Notwithstanding the foregoing, any capital loss realized by a shareholder will be disallowed to the extent the Shares repurchased or transferred by the Fund are replaced (including through reinvestment of dividends) either with Shares or substantially identical securities within a period of 61 days beginning 30 days before and ending 30 days after the repurchase or transfer of the Shares. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired. The deductibility of capital losses may be subject to statutory limitations.

If the repurchase or transfer of a shareholder’s Shares does not qualify for sale or exchange treatment, the shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Shares. The tax basis in the Shares repurchased or transferred by the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be transferred to any remaining Shares held by the shareholder.

The Fund (or the financial intermediary) generally will be required to report to the IRS and each shareholder the cost basis and holding period for each respective shareholder’s Shares repurchased or transferred by the Fund. The Fund has elected the average cost method as the default cost basis method for purposes of this requirement. If a shareholder wishes to accept the average cost method as its default cost basis calculation method in respect of Shares in its account, the shareholder does not need to take any additional action. If, however, a shareholder wishes to affirmatively elect an alternative cost basis calculation method in respect of its Shares, the shareholder must contact the Fund’s administrator to obtain and complete a cost basis election form. The cost basis method applicable to a particular stock repurchase or transfer may not be changed after the valuation date established by the Fund in respect of that repurchase or transfer. Shareholders should consult their financial intermediaries and tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

A sale of Shares, other than in the context of a repurchase or transfer of Shares by the Fund, generally will have the same tax consequences as described above in respect of a stock repurchase that qualifies for “sale or exchange” treatment.

The preceding discussion of material U.S. federal income tax considerations is for general information only and is not tax advice. We urge you to consult your own tax advisor with respect to the particular tax consequences to you of an investment in our securities, including the possible effect of any pending legislation or proposed regulations.

ERISA CONSIDERATIONS

Employee benefit plans and other plans subject to ERISA or the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, an “ERISA Plan”) may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions and other standards. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund are not considered to be “plan assets” of any ERISA Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, neither the Fund nor the Adviser will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA Plan that becomes a Shareholder, solely as a result of the ERISA Plan’s investment in the Fund.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA of an investment in the Fund through an ERISA Plan.

PLAN OF DISTRIBUTION

General

Fund Shares can be sold directly by the Fund to (i) investors that do not transact through a broker-dealer pursuant to Rule 3a4-1 under the Exchange Act (“Direct Sales”) or (ii) through the Distributor, pursuant to the terms of the Distribution and Dealer Manager Agreement. Direct Sales will be made at a price that is greater than or equal to net asset value and such sales are privately negotiated with each direct investor.

The Distributor serves as the Fund’s principal underwriter and acts as a distributor of the Fund’s Shares on a best-efforts basis, subject to various conditions. Shares are offered for sale through the Distributor at NAV plus any applicable sales load. The Distributor and the Fund also may enter into agreements with Selling Agents for the sale and servicing of the Fund’s Shares. In reliance on Rule 415 of the Securities Act, the Fund intends to offer an unlimited number of Shares. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the purchase of the Shares. There is currently no plan to list the Fund’s Shares on any national securities exchange, and the Distributor is not expected to act as a market maker in Fund Shares.

The Fund has entered into a distribution and dealer manager agreement with Eagle Point Securities LLC (“EP Securities” or the “Dealer Manager”), a registered broker-dealer and an affiliate of the Adviser. Pursuant to the terms of the agreement, the Dealer Manager will seek to market and otherwise promote the Fund through various distribution channels, including regional and independent retail broker-dealers and registered investment advisors. With the exception of Class S Shares, the Dealer Manager will receive a portion of the sales load from the sale of Shares for its services provided under the agreement (which portion shall constitute the dealer manager fee).

The Fund, the Adviser or its affiliates may pay additional compensation to Selling Agents in connection with the sale of Fund Shares. In return for the additional compensation, the Fund may receive certain marketing benefits or services including access to a Selling Agents’ registered representatives, placement on a list of investment options offered by a Selling Agent, or the ability to assist in training and educating the Selling Agents. The additional compensation may differ among Selling Agents in amount or in the manner of calculation: payments of additional compensation may be fixed dollar amounts, based on the aggregate value of outstanding Shares held by Shareholders introduced by the Selling Agent, or determined in some other manner. The receipt of additional compensation by a Selling Agent may create potential conflicts of interest between an investor and its Selling Agent who is recommending the Fund over other potential investments.

The Fund has agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1940 Act and Securities Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or gross negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution and Dealer Manager Agreement.

Purchase Terms

The Fund intends to offer five separate classes of Shares designated as Class AA Shares, Class A Shares, Class C Shares, Class I Shares and Class S Shares. Currently, the Fund is only offering Class AA Shares. The Fund may in the future register and include other classes of Shares in the offering.

Except as otherwise altered by the Board, the Fund intends to accept initial and additional purchases of Shares as of the first day of each calendar month (the “Acceptance Date”).

Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in cash. Each initial or subsequent purchase of Shares will be payable in one installment which will generally be due (i) three business days prior to the Acceptance Date, where funds are remitted by wire transfer, or (ii) four business days prior to the Acceptance Date, where funds are remitted by check. A prospective investor must also submit a completed Investor Application (including investor certifications) at least four business days before the Acceptance Date or otherwise place their orders through financial intermediaries on brokerage or transactional platforms. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, an investor will not become a Shareholder until cleared funds have been received. In the event that cleared funds and/or a properly completed Investor Application (including investor certifications) are not received from a prospective investor prior to the cut-off dates pertaining to a particular offering, the Fund may hold the relevant funds and Investor Application for processing in the next Acceptance Date.

Pending any closing, funds received from prospective investors will be placed in an account with the escrow agent. On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor.

Subscriptions will be accepted or rejected within 45 days of receipt by us and, if rejected, all funds shall be promptly returned to subscribers within such timeframe without deduction for any expenses. Shares issued pursuant to our DRIP typically will be issued on the same date that we hold our first closing of each month for the sale of shares in this offering.

Despite having to meet the funding deadline described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date, i.e., the first day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

Any funds received in advance of the initial or subsequent purchases of Shares are placed in an account with the escrow agent (which may or may not bear interest) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the 1934 Act. The Fund reserves the right to reject any purchase of Shares for any reason (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor.

The Fund has the sole right to determine and change the number and timing of closings, including the ability to change the number and timing of closings after communicating the anticipated closing timing to Selling Agents.

Distribution Fees

The Fund has adopted a distribution and service plan (the “Plan”) under which certain Share classes (as set forth below) bear distribution and/or service fees paid to the Distributor, some or all of which the Distributor may pay to Selling Agents. The Distributor generally receives and pays the distribution and service fees on a monthly basis. Because these fees are paid out of the Fund’s assets on an ongoing basis, over time, these fees will lower the shareholder’s return. Distribution fees are subject to the requirements of Rule 12b-1 under the 1940 Act, and may be used (among other things) for:

●	Compensation paid to and expenses incurred by Selling Agents, the Distributor and their respective officers, employees and sales representatives;

●	Commissions paid to Selling Agents;

●	Allocable overhead;

●	Telephone and travel expenses;

●	Interest and other costs associated with the financing of such compensation and expenses;

●	Printing of prospectuses for prospective shareholders;

●	Preparation and distribution of sales literature or advertising of any type; and

●	All other expenses incurred in connection with activities primarily intended to result in the sale of Fund Shares.

Service Fees

Service fees may be used (among other things) for personal and account maintenance services, and may be used to make payments to the Distributor, Selling Agents and their officers, sales representatives and employees for responding to inquiries of, and furnishing assistance to, shareholders regarding ownership of their shares or their accounts or similar services not otherwise provided on behalf of the Fund. Service fees may also be used for certain shareholder support and administration services.

In connection with the sale of Class C Shares and Class S Shares, the Distributor normally begins paying distribution and/or service fees on an ongoing basis to Selling Agents after the shares have been held for one year. The Distributor normally begins accruing distribution and/or service fee for Class A Shares immediately.

Distribution and/or Service Fee Schedule

Share Class	Distribution Services	Shareholder Services	Maximum Distribution-Related and Shareholder Services
Class AA	N/A	N/A	N/A
Class A	0.25%	0.25%	0.25%
Class C	0.75%	0.25%	1.00%
Class I	N/A	N/A	N/A
Class S	0.60%	0.25%	0.85%

Sales Loads (Class AA Shares, Class A Shares and Class S Shares)

Investors purchasing Class AA Shares may pay a sales load of up to 6.75% of the investment amount. The 6.75% sales load is comprised of up to 6.0% selling commission and up to 0.75% dealer manager fee. Investors purchasing Class A Shares may pay a sales load of up to 5.75% of the investment amount. The 5.75% sales load is comprised of up to 5.0% selling commission and up to 0.75% dealer manager fee. Investors purchasing Class S Shares may pay a sales load of up to 3.50% of the investment amount.

In the case of fee-based or “wrap” accounts for Class AA Shares or Class A Shares, the selling commission is waived and the total sales load equals the dealer manager fee of 0.75%. For such fee-based or “wrap” accounts, the waived selling commission will be delivered to the investor in the form of a reduction in purchase price. In the case of fee-based or “wrap” accounts for Class S Shares, the sales load is waived. For such fee-based or “wrap" accounts, the waived sales load will be delivered to the investor in the form of a reduction in purchase price. As a result, the Fund’s net proceeds are not affected by the sales load from sales made by the Distributor to fee-based or “wrap” accounts.

For Class AA Shares, sales load may be increased or decreased within the sales load range and resulting public offering price outlined on the table below. The sales load payable by each investor will be established and specified in the selling agreement that is executed by a Selling Agent, the Distributor and the Fund. Any change in the sales load will be delivered to the investor in the form of a change in gross purchase price. As a result, the Fund’s net proceeds are not affected by the sales load from sales made by the Selling Agents.

Sales Load	Public Offering Price (based on the NAV per Class AA Shares of the Fund as of the date of purchase)
6.75%	$11.00
6.50%	$10.97
6.00%	$10.91
5.50%	$10.86
5.00%	$10.80
4.50%	$10.74
4.00%	$10.69
3.50%	$10.63
3.00%	$10.58
2.50%	$10.52
2.00%	$10.47
1.50%	$10.42
1.00%	$10.36
0.75%	$10.34
0.00%	$10.26 (Net Asset Value)

The sales load may be reduced or waived when an investor is purchasing Class S Shares through a Selling Agent that has a special arrangement with the Fund and/or the Distributor.

The Fund also offers volume discounts to individual investors whose discrete purchases exceed certain thresholds. For every $1,000,000 of individual investor purchase volume, the total sales load will decrease by 0.5% until reaching a minimum sales load of 2.0%.

The sales load is calculated based on the gross purchase order amount and the sales load is subtracted from the gross purchase amount.

For Class AA Shares and Class A Shares, the sales load is comprised of a selling commission and a dealer manager fee. For Class S Shares, the sales load is comprised of a selling commission. The sales load, in its entirety, may be paid to the Distributor. The Distributor may reallow a portion of the sales load to participating broker-dealers and/or financial advisors for selling Class AA Shares, Class A Shares and Class S Shares to their customers (which portion shall constitute the commission). A portion of the sales load for Class AA Shares and Class A Shares, up to 0.75%, may be paid to the Dealer Manager and may be reallowed to a participating broker-dealer.

In exchange for a reallowance, the participating broker agrees to comply with one or more of the following conditions:

●	To have and use internal marketing support personnel (such as telemarketers or a marketing director) to assist the Dealer Manager’s marketing team;

●	To have and use marketing communications vehicles such as newsletters, conference calls, webinars and mail to promote our company and this offering;

●	To answer investors’ inquiries concerning investor statements, valuations, distribution rates, tax information, semi-annual reports, reinvestment and Class AA, Class A and Class S Share repurchase rights and procedures, and the Fund’s financial status;

●	To assist investors with reinvestments and Class AA, Class A and Class S Share repurchases; or

●	To facilitate training and education of the broker dealer’s registered representatives or financial advisors.

The Dealer Manager conducts marketing activities to offer Class AA Shares, Class A Shares and Class S Shares for sale. The sales load may be used to pay for such marketing expenses. The Fund may also reimburse the Dealer Manager or pay for such marketing expenses directly pursuant to the Plan. Marketing expenses include, but are not limited to:

●	Hosting or attending training/education seminars or meetings;

●	Hosting or attending conferences with Selling Agents;

●	Promotional items that do not exceed an aggregate value of $100 per annum per registered representative;

●	Wholesaling expenses, including compensation of sales team, wholesaling activities and reimbursement to the Dealer Manager for wholesaling expenses; and

●	Travel and entertainment related to offering Class AA Shares, Class A Shares and Class S Shares.

We will also reimburse the Dealer Manager for reasonable out-of-pocket due diligence expenses that are incurred by the Dealer Manager and/or participating broker-dealers, provided that such expenses are detailed on itemized invoices. Any such reimbursements will not exceed actual expenses incurred by the Dealer Manager and its affiliates.

We may also reimburse certain offering expenses, which consist of costs incurred by the Adviser and its affiliates on our behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between our systems and those of our participating broker-dealers, permissible due diligence reimbursements, marketing expenses (pursuant to the Plan), salaries and direct expenses of the Adviser’s employees, employees of its affiliates and others while engaged in registering and marketing our shares (pursuant to the Plan), which will include development of marketing materials and marketing presentations and training and educational meetings and generally coordinating the marketing process for us. The marketing activities carried out by the Adviser and the related expenses that may be reimbursed by the Fund pursuant to the Plan could be similar to or the same as the types of marketing activities conducted by the Dealer Manager and the expenses related thereto.

The Distributor and/or a Selling Agent may, at its discretion, waive all or a portion of the sales load for the purchase of Class AA Shares, Class A Shares and Class S Shares of the Fund by or on behalf of: (i) the Adviser or its affiliates; (ii) purchasers for whom the Distributor, the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity; (iii) employees and retired employees (including spouses, children, and parents of employees and retired employees) of the Distributor, the Adviser and any affiliates of the Distributor or the Adviser; (iv) Trustees and retired Trustees of the Fund (including spouses, children and parents of Trustees and retired Trustees); (v) purchasers who use proceeds from an account for which the Distributor, the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Class AA Shares, Class A and Class S Shares of the Fund; (vi) Selling Agents and their employees (and the immediate family members of such individuals); (vii) investment advisers or financial planners that have entered into an agreement with the Distributor that charge a fee for their services and that purchase Class AA Shares, Class A Shares and Class S Shares of the Fund for (1) their own accounts or (2) the accounts of eligible clients; (viii) clients of such investment advisers or financial planners described in (vii) above who place trades for the clients’ own accounts if such accounts are linked to the master account of the investment adviser or financial planner on the books and records of a Selling Agent; (ix) orders placed on behalf of other investment companies that the Distributor, the Adviser or an affiliated company distributes; (x) orders placed on behalf of purchasers who have previously invested in the Fund or other funds advised or distributed by the Adviser, Distributor and any affiliates of the Adviser or Distributor; or (xi) any other eligible client of Distributor, Adviser, a Selling Agent, or any affiliates of Distributor, Adviser or a Selling Agent, whose financial representative has negotiated a reduction or waiver of the sales load. To receive a sales load reduction or waiver in conjunction with any of the above categories, an investor must, at the time of purchase, give the Distributor sufficient information to permit the Distributor to confirm that the investor qualifies for such a waiver. Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in this Prospectus.

Investment Minimums

The minimum initial investment for Class AA, Class A, Class C, Class I and Class S Shares is $2,500, and the minimum additional investment in the Fund by any investor is $500. The minimum initial and additional investments may be reduced by the Fund. The minimum initial and additional investments may be reduced by the Fund. The Fund may repurchase all of the Shares held by a Shareholder if the Shareholder’s account balance in the Fund, as a result of repurchase requests by the Shareholder, is less than $2,500. Investors may purchase Shares through a broker-dealer or Selling Agent that may establish different minimum investment requirements than the Fund and may also independently charge transaction fees and additional amounts (which may vary) in return for its services, which will reduce an investor’s return.

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to you: When you open an account, we will ask your name, address, date of birth, and other information that will allow us to identify you. If we are unable to verify your identity, we reserve the right to restrict additional transactions and/or liquidate your account at the next calculated net asset value after your account is closed (less any applicable sales/account charges and/or tax penalties) or take any other action required by law. The Fund has implemented an anti-money laundering compliance program, which includes designation of an anti-money laundering compliance officer.

Payment By Mail

To purchase Shares in this offering through the mail, you must complete and sign an Investor Application for a specific dollar amount equal to or greater than the Shares’ investment minimum and pay such amount at the time of subscription. You should make your check payable to Eagle Point Enhanced Income Trust and your check and Investor Application should be mailed to:

Via Mail: Eagle Point Enhanced Income Trust Attn: SS&C GIDS, Inc. as agent for Eagle Point Enhanced Income Trust P.O. Box 219373 Kansas City, MO 64121-9373 Telephone: 833-360-5520 Fax: 833-864-1287

Via Express/Overnight Delivery:

Eagle Point Enhanced Income Trust

Attn: SS&C GIDS, Inc. as agent for Eagle Point Enhanced Income Trust

430 W 7th Street, Suite 219373

Kansas City, MO 64105-1407

Telephone: 833-360-5520

Fax: 833-864-1287

Purchases will be effective only upon our acceptance, and we reserve the right to reject any purchase in whole or in part. Pending acceptance of your purchase, proceeds will be deposited into an account for your benefit.

An approved trustee must process and forward to us purchases made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Payment By Wire

To make an initial investment in the Fund, the transfer agent must receive a completed Investor Application from a Selling Agent or directly from the investor. Upon receipt of the completed account application, the transfer agent will establish an account. An investor’s bank must include both the name of the Fund and the investor’s name so that monies can be correctly applied. Detailed wire instructions will be included on the Investor Application. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

Eagle Point Enhanced Income Trust

Attn: SS&C GIDS, Inc. as agent for Eagle Point Enhanced Income Trust

ABA: 1010-0069-5

Account Number: 9872747135

Account Name: Eagle Point Enhanced Income Trust

FBO: (Insert Investor Name)

Transfer on Death Designation

Subject to any applicable state or local laws, you have the option of placing a transfer on death, or “TOD,” designation on your Shares. A TOD designation transfers ownership of your Shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the Shares. However, this option may not be available to residents of the state of Louisiana. If you would like to place a TOD designation on your Shares you must complete a transfer on death form, which is available upon request to us, and send the transfer on death form back to us in order to effect the designation.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our Shares, although only when accompanied by or preceded by the delivery of this prospectus, as supplemented. We will file all supplemental sales material with the SEC or FINRA prior to distributing such material. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this prospectus.

We are offering Shares only by means of this prospectus, as the same may be supplemented and amended from time to time. The supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

INVESTOR RELATIONS SERVICES

In exchange for providing investor relations services to shareholders, the Fund may retain an investor relations provider and pay for investor relations services as such services are provided. Investor relations services are non-investment advisory services and may include assisting with investor calls, investor account maintenance, operational matters pertaining to shareholder account transactions and communications with shareholders.

DISTRIBUTIONS

We intend to make regular monthly ordinary income distributions of all or a portion of our “investment company taxable income” (which generally consists of ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, and excluding any deduction for distributions paid to Shareholders) to Shareholders. We also intend to make at least annual distributions of all or a portion of our “net capital gains” (which is the excess of net long-term capital gains over net short-term capital losses). At times, in order to maintain a stable level of distributions, we may distribute less than all of our net investment income, distribute accumulated undistributed income or make a distribution comprised in full or in part of a return of capital in addition to current net investment income.

In addition to the regular monthly distributions, and subject to available taxable earnings of the Fund, the Fund may make periodic special distributions. A special distribution represents the excess of the Fund’s net taxable income over the Fund’s aggregate monthly distributions paid during the year.

If a record date for a particular distribution occurs before an investor’s date of settlement, such investor who purchases shares in this offering will not be entitled to receive such distribution.

DISTRIBUTION REINVESTMENT PLAN

Subject to our Board of Trustees’ discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on a quarterly basis and pay such distributions on a monthly basis. We have adopted an “opt in” distribution reinvestment plan (“DRIP”) pursuant to which shareholders may elect to have the full amount of your cash distributions reinvested in additional Shares. Shares will be issued pursuant to the DRIP at a price equal to 95% of their net asset value. There is no sales load or other charge for distributions reinvestment. Participants in our DRIP are free to elect or revoke reinstatement in the DRIP within a reasonable time as specified in the plan. A request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution. If shareholders elect to participate in the DRIP, distributions on Shares are automatically reinvested in additional Shares by SS&C Technologies, Inc., or the “DRIP Agent.” Holders of our Shares who receive distributions in the form of additional Shares are nonetheless required to pay applicable federal, state or local taxes on the reinvested distribution and will not receive a corresponding cash distribution with which to pay any applicable tax. Reinvested distributions increase our Shareholders’ equity on which a management fee is payable to the Adviser.

We and the DRIP Agent reserve the right to amend or terminate the DRIP upon written notice to each participant at least 30 days before the record date for the payment of any dividend or distribution by us.

All correspondence or additional information about the DRIP should be directed to SS&C Technologies, Inc., (866) 661-6615 or by mail: 80 Lamberton Rd, Windsor, Connecticut 06095.

LIQUIDITY STRATEGY

We may, but are not obligated to, pursue a liquidity event for our Shareholders. A liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our Shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Trustees in which our Shareholders will receive cash or shares of a publicly traded company. We refer to the aforementioned scenarios as “liquidity events.” If after five years from the commencement of the Fund’s public offering the Fund’s net asset value is less than $200 million, subject to approval of the Board of Trustees and compliance with applicable regulatory or contractual restrictions, the Adviser intends to pursue a liquidity strategy for the Fund (subject to Board approval).

The completion of a liquidity event is in the sole discretion of our Board of Trustees, and depending upon the event, may require Shareholder approval, and there can be no assurance that a suitable transaction will be available or that market conditions will permit a liquidity event. As a result, there can be no assurance that we will complete a liquidity event. In making a determination of what type of liquidity event is in the best interest of our Shareholders, our Board of Trustees, including our Independent Trustees, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for Shareholder liquidity.

Prior to the completion of a liquidity event, our Share repurchase program may provide a limited opportunity for you to have your Shares repurchased, subject to certain restrictions and limitations, at a price which may be below the purchase price you paid for the Shares being repurchased. See “Repurchases of Shares” for a detailed description of our share repurchase program.

REGULATION AS A CLOSED-END MANAGEMENT INVESTMENT COMPANY

General

As a registered closed-end management investment company, we are subject to regulation under the 1940 Act. Under the 1940 Act, unless authorized by vote of a majority of our outstanding voting securities, we may not:

●	change our classification to an open-end management investment company;

●	alter any of our fundamental policies, which are set forth below in “— Investment Restrictions”; or

●	change the nature of our business so as to cease to be an investment company.

A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company.

As with other companies regulated by the 1940 Act, a registered closed-end management investment company must adhere to certain substantive regulatory requirements. A majority of our trustees must be persons who are not “interested persons” of us, as that term is defined in the 1940 Act. We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect the closed-end management investment company. Furthermore, as a registered closed-end management investment company, we are prohibited from protecting any trustee or officer against any liability to us or our Shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates absent exemptive relief or other prior approval by the SEC.

Investment Restrictions

Our investment objectives and our investment policies and strategies described in this prospectus, except for those investment restrictions designated as fundamental policies, are not fundamental and may be changed by the board of trustees without shareholder approval. This Prospectus contains a list of all of the fundamental and non-fundamental investment policies of the Fund, above, under the heading “Business — Investment Objectives, Strategies, and Policies — Investment Restrictions.”

Whenever an investment policy or investment restriction set forth in this prospectus or the SAI states a maximum percentage of assets that may be invested in any security or other asset or describes a policy regarding quality standards, such percentage limitation or standard shall be determined immediately after and as a result of our acquisition of such security or asset. Accordingly, any later increase or decrease resulting from a change in values, assets or other circumstances or any subsequent rating change made by a rating agency (or as determined by the Adviser if the security is not rated by a rating agency) will not compel us to dispose of such security or other asset. Notwithstanding the foregoing, we must always be in compliance with the borrowing policies set forth above or in the SAI.

Privacy Policy

We are committed to protecting your privacy. This privacy notice explains our privacy policies and those of our affiliated companies. The terms of this notice apply to both current and former Shareholders. We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. With regard to this information, we maintain procedural safeguards that are reasonably designed to comply with federal standards. We have implemented procedures that are designed to restrict access to your personal information to authorized employees of the Adviser, the Administrator and their affiliates who need to know your personal information to perform their jobs, and in connection with servicing your account. Our goal is to limit the collection and use of information about you. While we may share your personal information with our affiliates in connection with servicing your account, our affiliates are not permitted to share your information with non-affiliated entities, except as permitted or required by law.

When you purchase Shares and in the course of providing you with products and services, we and certain of our service providers, such as a transfer agent, may collect personal information about you, such as your name, address, social security number or tax identification number. This information may come from sources such as account applications and other forms, from other written, electronic or verbal correspondence, from your transactions, from your brokerage or financial advisory firm, financial adviser or consultant, and/or information captured on applicable websites.

We do not disclose any personal information provided by you or gathered by us to non-affiliated third parties, except as permitted or required by law or for our everyday business purposes, such as to process transactions or service your account. For example, we may share your personal information in order to send you annual and semiannual reports, proxy statements and other information required by law, and to send you information we believe may be of interest to you. We may disclose your personal information to unaffiliated third-party financial service providers (which may include a custodian, transfer agent, accountant or financial printer) who need to know that information in order to provide services to you or to us. These companies are required to protect your information and use it solely for the purpose for which they received it or as otherwise permitted by law. We may also provide your personal information to your brokerage or financial advisory firm and/or to your financial adviser or consultant, as well as to professional advisors, such as accountants, lawyers and consultants.

We reserve the right to disclose or report personal or account information to non-affiliated third parties in limited circumstances where we believe in good faith that disclosure is required by law, such as in accordance with a court order or at the request of government regulators or law enforcement authorities or to protect our rights or property. We may also disclose your personal information to a non-affiliated third party at your request or if you consent in writing to the disclosure.

ADDITIONAL INFORMATION ABOUT THE FUND

Each share of beneficial interest represents a proportional interest in the assets of the Fund. Each share of the Fund has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of Shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions.

INQUIRIES

Inquiries concerning the Fund and shares of beneficial interest of the Fund (including information concerning subscription and repurchase procedures) should be directed to:

Eagle Point Enhanced Income Trust
600 Steamboat Road, Suite 202

Greenwich, CT 06830

Attention: Investor Relations
Telephone: (866) 661-6615

The information in this preliminary Statement of Additional Information is not complete and may be changed. The Fund may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary Statement of Additional Information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

Preliminary Statement of Additional Information Dated May 29, 2025

Eagle Point Enhanced Income Trust

STATEMENT OF ADDITIONAL INFORMATION

[   ], 2025

CLASS AA SHARES, CLASS A SHARES, CLASS C SHARES, CLASS I SHARES AND
CLASS S SHARES
OF BENEFICIAL INTEREST

600 Steamboat Road
Suite 202
Greenwich, CT 06830

(844) 810-6501

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of Eagle Point Enhanced Income Trust (the “Fund”) dated [ ], 2025. A copy of the prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.

INVESTMENT OBJECTIVE AND POLICIES

The Fund is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund offers shares of beneficial interest (“Shares”).

Eagle Point Enhanced Income Management LLC serves as the Fund’s investment adviser (the “Adviser”). The investment objectives and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the prospectus dated [ ], 2025. Certain additional investment information is set forth below.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund, are listed below. As defined by the 1940 Act, the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the shareholders of the Fund (“Shareholders”) duly called, (a) of 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less. The Fund may not:

(1)	borrow money, except as permitted by (i) the 1940 Act, or interpretations or modifications by the Securities and Exchange Commission (“SEC”), SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction;

(2)	engage in the business of underwriting securities issued by others, except to the extent that the Fund may be deemed to be an underwriter in connection with the disposition of portfolio securities;

(3)	purchase or sell physical commodities or contracts for the purchase or sale of physical commodities. Physical commodities do not include futures contracts with respect to securities, securities indices, currency or other financial instruments;

(4)	purchase or sell real estate, which term does not include securities of companies which deal in real estate or mortgages or investments secured by real estate or interests therein, except that the Fund reserves freedom of action to hold and to sell real estate acquired as a result of the Fund’s ownership of securities;

(5)	make loans, except to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction. For purposes of this investment restriction, the purchase of debt obligations (including acquisitions of loans, loan participations or other forms of debt instruments) shall not constitute loans by the Fund;

(6)	issue senior securities, except to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, the SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction;

(7)	invest in any security if as a result of such investment, 25% or more of the value of the Fund’s total assets, taken at market value at the time of each investment, are in the securities of issuers in any particular industry or group of industries except (a) securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or tax-exempt securities of state and municipal governments or their political subdivisions (however, not including private purpose industrial development bonds issued on behalf of non-government issuers), or (b) as otherwise provided by the 1940 Act, as amended from time to time, and as modified or supplemented from time to time by (i) the rules and regulations promulgated by the SEC under the 1940 Act, as amended from time to time, and (ii) any exemption or other relief applicable to the Fund from the provisions of the 1940 Act, as amended from time to time; or

(8)	engage in short sales, purchases on margin, or the writing of put or call options, except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction.

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time, for between 5% and 25% of the Shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined in the prospectus), or the next business day if the 14th day is not a business day.

The latter part of certain of our fundamental investment restrictions (i.e., the references to “except to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, the SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction”) provides us with flexibility to change our limitations in connection with changes in applicable law, rules, regulations or exemptive relief. The language used in these restrictions provides the necessary flexibility to allow our Board of Trustees (the “Board”) to respond efficiently to these kinds of developments without the delay and expense of a Shareholder meeting.

With respect to investment restriction (7) above, the Adviser will, on behalf of the Fund, analyze the characteristics of a particular issuer and instrument and assign an industry classification consistent with those characteristics. The Adviser may, but need not, consider industry classifications provided by third parties, and the classifications applied to Fund investments will be informed by applicable law. The definition of what constitutes a particular “industry” is an evolving one, particularly for industries or sectors within industries that are new or are undergoing rapid development. Some securities could reasonably fall within more than one industry category. The Fund’s industry concentration policy does not preclude it from focusing investments in issuers in broad economic sectors. The Fund will consider the investments of its underlying pooled investment vehicles when determining the Fund’s compliance with its own concentration policies.

Whenever an investment policy or investment restriction set forth in the prospectus or this SAI states a maximum percentage of assets that may be invested in any security or other asset or describes a policy regarding quality standards, such percentage limitation or standard shall be determined immediately after and as a result of our acquisition of such security or asset. Accordingly, any later increase or decrease resulting from a change in values, assets or other circumstances will not compel us to dispose of such security or other asset.

REPURCHASES OF SHARES

The Fund does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop in the foreseeable future. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. No Shareholder will have the right to require the Fund to repurchase such Shareholder’s Shares or any portion thereof. Shareholders may not exchange their shares of the Fund for shares of any other registered investment company. Because no public market exists for the Shares, and none is expected to develop in the foreseeable future, Shareholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks.

To provide Shareholders with limited liquidity, the Fund is structured as an “interval fund” and intends to conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is expected that the Fund will offer to repurchase only the minimum amount of 5% of its outstanding Shares. The offer to purchase Shares on a quarterly basis is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice is sent to Shareholders at least 21 calendar days and no more than 42 calendar days before the Repurchase Request Deadline. The Fund expects to determine the NAV applicable to repurchases no later than the Repurchase Pricing Date. The Fund will distribute payment to Shareholders no later than seven calendar days after the Repurchase Pricing Date. The quarterly repurchases will commence in the months of March, June, September and December, with payment being distributed to Shareholders within the time period discussed above.

The Fund also has the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund.

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional number of Shares not to exceed 2.00% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis.

Mandatory Repurchases and Redemptions

As noted in the prospectus, the Fund has the right to repurchase and/or redeem Shares of a Shareholder or any person acquiring Shares from or through a Shareholder under certain circumstances, in accordance with the terms of its Declaration of Trust and the 1940 Act, including Rule 23c-2 under the 1940 Act. Such repurchases and/or redemptions may be made if:

●	ownership of Shares by a Shareholder or other person will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction;

●	continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund or the Adviser and its affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal consequences;

●	any of the representations and warranties made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true;

●	beneficial owner’s estate submits tender request and satisfactory proof of owner’s death; or

●	disabled beneficial owner’s legal representative submits tender request and satisfactory proof of qualified disability.

MANAGEMENT OF THE FUND

Our Board of Trustees is responsible for the overall management and supervision of our business and affairs, including the appointment of advisers and sub-advisers. Our Trustees may appoint officers who assist in managing our day-to-day affairs.

The Board of Trustees

The Board of Trustees currently consists of six members, four of whom are not “interested persons” (as defined in the 1940 Act) of us. We refer to these Trustees as our “Independent Trustees.”

Duties of Trustees; Meetings and Committees. Under our Declaration of Trust, our Board of Trustees is responsible for managing our affairs, including the appointment of investment advisers. The Board of Trustees appoints officers who assist in managing our day-to-day affairs. The Board of Trustees generally meets quarterly.

The Board of Trustees has appointed Thomas P. Majewski as Chair. The Chair presides at meetings of the Board of Trustees and may call meetings of the Board and any committee whenever he deems necessary. The Chair participates in the preparation of the agenda for meetings of the Board of Trustees and the identification of information to be presented to the Board of Trustees with respect to matters to be acted upon by the Trustees. The Chair also acts as a liaison with our management, officers and attorneys and the other Trustees generally between meetings. The Chair may perform such other functions as may be requested by the Board of Trustees from time to time. Except for any duties specified in this SAI or pursuant to our Declaration of Trust or bylaws, or as assigned by the Board of Trustees, the designation of a Trustee as Chair does not impose on that Trustee any duties, obligations or liability that are greater than the duties, obligations or liability imposed on any other Trustee, generally.

Jeffrey L. Weiss serves as Lead Independent Trustee. The Lead Independent Trustee generally acts as a liaison between the other Independent Trustees and our management, officers and attorneys between meetings of the Board of Trustees. The Lead Independent Trustee may perform such other functions as may be requested by the Board of Trustees from time to time. Except for any duties specified in this SAI or pursuant to our Declaration of Trust or bylaws, or as assigned by the Board of Trustees, the designation of a Trustee as Lead Independent Trustee does not impose on that Trustee any duties, obligations or liability that are greater than the duties, obligations or liability imposed on any other Trustee, generally.

The Board of Trustees believes that this leadership structure is appropriate because it allows the Board of Trustees to exercise informed judgment over matters under its purview, and it allocates areas of responsibility among committees or working groups of Trustees and the full Board of Trustees in a manner that enhances effective oversight. The Board of Trustees also believes that having a majority of Independent Trustees is appropriate and in the best interest of our Shareholders. Nevertheless, the Board of Trustees also believes that having interested persons serve on the Board of Trustees brings corporate and financial viewpoints that are, in the Board of Trustees’ view, crucial elements in its decision-making process. In addition, the Board of Trustees believes that Thomas P. Majewski, Managing Partner and founder of the Adviser, provides the Board of Trustees with the Adviser’s perspective in managing and sponsoring us. The leadership structure of the Board of Trustees may be changed, at any time and in the discretion of the Board of Trustees, including in response to changes in circumstances or our characteristics. A Trustee may be removed from office for cause only, and not without cause, by action taken by a majority of the remaining Trustees or by the holders of at least a majority of the Shares then entitled to vote in an election of such Trustee. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. During the fiscal year ended September 30, 2024, the board of trustees held four meetings.

Committees of the Board of Trustees. Under our Declaration of Trust, our Board of Trustees is responsible for managing our affairs, including the appointment of investment advisers. The Board of Trustees appoints officers who assist in managing our day-to-day affairs.

Audit	Nominating
Scott W. Appleby	Scott W. Appleby, Chair
Kevin F. McDonald	Kevin F. McDonald
Paul E. Tramontano	Paul E. Tramontano
Jeffrey L. Weiss, Chair	Jeffrey L. Weiss

Audit Committee

All of the members of the audit committee are Independent Trustees, and each member is financially literate with at least one having accounting or financial management expertise. The Board of Trustees has adopted a written charter for the audit committee. The audit committee recommends to the full Board of Trustees the independent registered public accounting firm for us, oversees the work of the independent registered public accounting firm in connection with our audit, communicates with the independent registered public accounting firm on a regular basis and provides a forum for the independent registered public accounting firm to report and discuss any matters it deems appropriate at any time. Jeffrey L. Weiss serves as Chair of the audit committee.

The audit committee also functions as our qualified legal compliance committee and is responsible for the confidential receipt, retention and consideration of any report of evidence of (1) a material violation of applicable federal or state securities law, (2) a material breach of fiduciary duty arising under federal or state law or (3) a similar material violation of any federal or state law by us or any of our officers, Trustees, employees or agents that has occurred, is ongoing or is about to occur. The audit committee met four times during the fiscal year ended September 30, 2024.

Nominating Committee

The nominating committee is comprised of all of the Independent Trustees. The nominating committee periodically reviews the committee structure, conducts an annual self-assessment of the Board of Trustees and makes the final selection and nomination of candidates to serve as Independent Trustees. In addition, the nominating committee makes recommendations regarding the compensation of the Fund’s Independent Trustees for approval by the Board of Trustees as there is no separate compensation committee of the Fund. The Board of Trustees nominates and selects our Interested Trustees and the officers. Scott W. Appleby serves as Chair of the nominating committee. The nominating committee met three times during the fiscal year ended September 30, 2024.

In reviewing a potential nominee, the nominating committee will generally apply the following criteria: (1) the nominee’s reputation for integrity, honesty and adherence to high ethical standards; (2) the nominee’s business acumen, experience and ability to exercise sound judgment; (3) a commitment to understand the Fund and the responsibilities of a trustee of an investment company; (4) a commitment to regularly attend and participate in meetings of the Board of Trustees and its committees; (5) the ability to understand potential conflicts of interest involving management of the Fund and to act in the interests of all Shareholders; and (6) the absence of a real or apparent conflict of interest that would impair the nominee’s ability to represent the interests of all the Shareholders and to fulfill the responsibilities of an Independent Trustee. The nominating committee does not necessarily place the same emphasis on each criteria and each nominee may not have each of these qualities.

As long as an existing Independent Trustee continues to serve on the Board, in the opinion of the nominating committee, to satisfy these criteria, we anticipate that the nominating committee would favor the re-nomination of an existing Independent Trustee rather than nominate a new candidate. Consequently, while the nominating committee will consider nominees recommended by Shareholders to serve as Independent Trustee, the nominating committee may only act upon such recommendations if there is a vacancy on the Board of Trustees or a committee and it determines that the selection of a new or additional Independent Trustee is in our best interests. In the event that a vacancy arises or a change in membership is determined to be advisable, the nominating committee will, in addition to any Shareholder recommendations, consider candidates identified by other means, including candidates proposed by members of the nominating committee. The nominating committee may retain a consultant to assist it in a search for a qualified candidate. The nominating committee has adopted procedures for the selection of Independent Trustees.

The nominating committee has not adopted a formal policy with regard to the consideration of diversity in identifying trustee nominees. In determining whether to recommend a trustee nominee, the nominating committee considers and discusses diversity, among other factors, with a view toward the needs of the Board as a whole. The nominating committee generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skills and other qualities that contribute to the Board, when identifying and recommending trustee nominees. The nominating committee believes that the inclusion of diversity as one of many factors considered in selecting trustee nominees is consistent with the goal of creating a Board of Trustees that best serves the Fund’s needs and the interests of the Shareholders. The nominating committee will consider any factors that it may deem are in the best interests of the Fund and the Shareholders, which may include the individual’s professional experience, education, skills and other individual qualities or attributes.

In filling Board vacancies, the nominating committee will consider nominees properly recommended by the Fund’s shareholders. Nominee recommendations should be submitted to the Fund at its mailing address stated below and should be directed to the attention of the nominating committee.

Shareholders may communicate with the Trustees as a group or individually. Any such communication should be sent to the Board of Trustees or an individual Trustee c/o the Secretary of the Fund at the following address: 600 Steamboat Road, Suite 202, Greenwich, CT 06830. The Secretary may determine not to forward any letter to Trustees that does not relate to the business of the Fund.

Risk Oversight. As a registered investment company, we are subject to a variety of risks, including investment risks, financial risks, compliance risks and operational risks. As part of its overall activities, the Board of Trustees oversees the management of our risk management structure by various departments of the Adviser and the Administrator, as well as by our chief compliance officer. The responsibility to manage our risk management structure on a day-to-day basis is subsumed within the Adviser’s overall investment management responsibilities. The Adviser has its own, independent interest in risk management.

The Board of Trustees recognizes that it is not possible to identify all of the risks that may affect us or to develop processes and controls to eliminate or mitigate their occurrence or effects. The Board of Trustees discharges risk oversight as part of its overall activities. In addressing issues regarding our risk management between meetings, appropriate representatives of the Adviser communicate with the Chair of the Board of Trustees, the relevant committee chair or our chief compliance officer, who is directly accountable to the Board of Trustees. As appropriate, the Chair of the Board of Trustees and the committee chairs confer among themselves, with our chief compliance officer, the Adviser, other service providers and external fund counsel to identify and review risk management issues that may be placed on the Board of Trustees’ agenda and/or that of an appropriate committee for review and discussion with management.

Compliance Policies and Procedures. We have adopted and implemented written policies and procedures reasonably designed to detect and prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. The chief compliance officer is responsible for administering the policies and procedures.

Biographical Information about each Trustee.

Information about our Trustees is as follows:

Name, Address(1) and Age	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) — During Past 5 Years	Other Directorships(3)

Interested Trustees
Thomas P. Majewski(2) Age: [ ]	Trustee, Chief Executive Officer, and Principal Executive Officer	Since inception(4)	Managing Partner of Eagle Point Credit Management LLC (including certain affiliated advisers) since September 2012. Chief Executive Officer of Eagle Point Credit Company Inc. since May 2014, Eagle Point Income Company Inc. since October 2018, Eagle Point Institutional Income Fund since January 2022, and Eagle Point Defensive Income Trust since February 2024.	Eagle Point Credit Company Inc., Eagle Point Income Company Inc., Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust
James R. Matthews(2) Age: [ ]	Trustee	Since inception(4)	Managing Director of Stone Point Capital LLC.	Eagle Point Credit Company Inc., Eagle Point Income Company Inc., Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust
Independent Trustees
Scott W. Appleby Age: [ ]	Trustee	Since inception(4)	President of Appleby Capital, Inc., a financial advisory firm, since April 2009.	Eagle Point Credit Company Inc., Eagle Point Income Company Inc., Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust
Kevin F. McDonald Age: [ ]	Trustee	Since inception(4)	Chief Operating Officer of AltaRock Partners, an asset management firm, since January 2019; Director of Business Development and Investor Relations of Folger Hill Asset Management, LP from December 2014 to July 2018.	Eagle Point Credit Company Inc., Eagle Point Income Company Inc., Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust

Name, Address(1) and Age	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) — During Past 5 Years	Other Directorships(3)
Paul E. Tramontano Age: [ ]	Trustee	Since inception(4)	Executive Managing Director at Cresset Asset Management, LLC and Board Member since April 2023; Senior Managing Director and Wealth Manager at First Republic Investment Management from October 2015 to April 2023.	Eagle Point Credit Company Inc., Eagle Point Income Company Inc., Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust
Jeffrey L. Weiss Age: [ ]	Trustee	Since inception(4)	Private Investor since June 2012; Managing Partner of Colter Lewis Investment Partners since January 2018.	Eagle Point Credit Company Inc., Eagle Point Income Company Inc., Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust

(1)	The business address of each Trustee is c/o Eagle Point Enhanced Income Trust, 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

(2)	Mr. Majewski is an interested trustee due to his position with the Adviser. Mr. Matthews is an interested Trustee due to his position with Stone Point, which is an affiliate of the Adviser.

(3)	Eagle Point Credit Company, Eagle Point Income Company, Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust are each considered to be in the same fund complex as us and, as a result, each trustee serves as a director/trustee of five investment companies in the same complex. As of [ , 2025], Eagle Point Defensive Income Trust does not offer shares to the public.

(4)	Each Trustee holds an indefinite term until the Trustee’s resignation, removal, or death.

Other than as disclosed in the table above, none of our Trustees serves, nor have they served during the last five years, on the board of trustees/directors of another company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (or subject to the reporting requirements of Section 15(d) of the Exchange Act), or registered under the 1940 Act (including any other companies in a fund complex with us).

In addition to the description of each Trustees’ “Principal Occupation(s)” set forth above, the following provides further information about each Trustees’ specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as a Trustee. The information in this section should not be understood to mean that any of the Trustees is an “expert” within the meaning of the federal securities laws.

Although the nominating committee has general criteria that guides its choice of candidates to serve on the Board of Trustees (as discussed above under “— Committees of the Board of Trustees”), there are no specific required qualifications for membership on the Board of Trustees. The Board of Trustees believes that the different perspectives, viewpoints, professional experience, education and individual qualities of each Trustee represent a diversity of experiences and a variety of complementary skills. When considering potential nominees to fill vacancies on the Board of Trustees, and as part of its annual self-evaluation, the Board of Trustees reviews the mix of skills and other relevant experiences of the Trustees.

Independent Trustees

Scott W. Appleby. Mr. Appleby is the President of Appleby Capital, Inc. and has more than 25 years of banking experience at Appleby Capital, Deutsche Bank, Robertson Stephens, ABN Amro and Paine Webber. As a senior equity analyst, Mr. Appleby has written on global exchanges, alternative asset managers and financial technology. Mr. Appleby was also one of the first Internet analysts and, in 1997, the first analyst to cover the electronic brokerage industry. Mr. Appleby remains an active writer and speaker on financial technology and Wall Street trends. Mr. Appleby serves on a number of private company and community boards. Mr. Appleby holds an M.B.A. from Cornell University and a B.S. from the University of Vermont.

Mr. Appleby also serves as an independent director of Eagle Point Income Company and Eagle Point Credit Company and independent trustee of Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust. He is a member of the audit committee and the chair of the nominating committee of each of Eagle Point Income Company, Eagle Point Credit Company, Eagle Point Institutional Income Fund, and Eagle Point Defensive Income Trust.

Kevin F. McDonald. Mr. McDonald is the Chief Operating Officer of AltaRock Partners as of January 2019. Mr. McDonald previously served as Director of Business Development and Investor Relations of Folger Hill Asset Management, LP from December 2014 to July 2018. Mr. McDonald was a Principal of Taylor Investment Advisors, LP, which he co-founded, from 2002 to March 2017, and served as the Chief Executive Officer from 2006 to December 2014. Previously, Mr. McDonald was a Director at Larch Lane Advisors LLC from 1999 to 2001. Mr. McDonald was a Vice President in the futures and options group at JP Morgan Securities from 1994 to 1999 and served as an Assistant Treasurer and proprietary fixed-income trader at BSI Bank (subsidiary of Generali S.P.A.) from 1991 to 1994. Mr. McDonald began his career at Chemical Bank in 1989 where he was a credit analyst in the corporate finance group. Mr. McDonald holds a B.A. from the University of Virginia.

Mr. McDonald also serves as an independent director of Eagle Point Income Company and Eagle Point Credit Company and independent trustee of Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust. He is a member of the audit committee and nominating committee of each of Eagle Point Income Company, Eagle Point Credit Company, Eagle Point Institutional Income Fund, and Eagle Point Defensive Income Trust.

Paul E. Tramontano. Mr. Tramontano has served as Executive Managing Director at Cresset Asset Management, LLC since April 2023. From October 2015 to April 2023, Mr. Tramontano was a Senior Managing Director and Wealth Manager at First Republic Investment Management. Prior to joining First Republic Investment Management, Mr. Tramontano was the founder and Co-Chief Executive Officer at Constellation Wealth Advisors LLC for eight years and was responsible for managing the firm’s East Coast operations as well as serving on both the investment and executive management committees. Prior to forming Constellation Wealth Advisors, Mr. Tramontano spent 17 years at Citi Smith Barney, most recently as a Managing Director and Senior Advisor of Citi Family Office. Mr. Tramontano holds a B.S. from Villanova University and attended the Certified Investment Management program at the Wharton School of Business at the University of Pennsylvania.

Mr. Tramontano also serves as an independent director of Eagle Point Income Company and Eagle Point Credit Company and independent trustee of Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust. He is a member of the audit committee and nominating committee of each of Eagle Point Income Company, Eagle Point Credit Company, Eagle Point Institutional Income Fund, and Eagle Point Defensive Income Trust.

Jeffrey L. Weiss. Mr. Weiss has served as the Managing Partner of Colter Lewis Investment Partners since January 2018 and is also a private investor (since 2012). Mr. Weiss is a former Managing Director at Lehman Brothers and Barclays, where he also held a number of senior leadership positions. From 2008 to 2012, Mr. Weiss served as Global Head of Financial Institutions at Barclays. Prior to joining Barclays, Mr. Weiss spent 25 years with Lehman Brothers, most recently as a Managing Director. From 2005 to 2008, Mr. Weiss served on the management committee of Lehman Brothers and from 2007 to 2008 Mr. Weiss was responsible for the financial institutions group businesses at Lehman Brothers. Mr. Weiss holds a B.S. from the University of Wisconsin.

Mr. Weiss also serves as an independent director of Eagle Point Income Company, Eagle Point Credit Company and independent trustee of Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust. He is chair of the audit committee and is a member of the nominating committee of each of Eagle Point Income Company, Eagle Point Credit Company, Eagle Point Institutional Income Fund, and Eagle Point Defensive Income Trust.

Interested Trustees

Thomas P. Majewski.  Mr. Majewski is the Founder and Managing Partner of the Adviser. He manages the Adviser and its affiliates (“Eagle Point” or the “firm”) and oversees all of the firm’s investment offerings. Mr. Majewski is Chairman of the firm’s Investment Committee.

Mr. Majewski has over 29 years of experience in credit and structured finance. He led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market. Prior to founding Eagle Point in 2012, Mr. Majewski held leadership positions within the fixed income divisions at J.P. Morgan, Merrill Lynch, Bear Stearns, and Royal Bank of Scotland. He was the US Country Head at AMP Capital/AE Capital, where he oversaw a diverse portfolio of credit and other private investments on behalf of Australian investors. Mr. Majewski began his career in the securitization group at Arthur Andersen.

Mr. Majewski also serves as a director and Chief Executive Officer of Eagle Point Credit Company; director, Chairman and Chief Executive Officer of Eagle Point Income Company; and trustee, Chief Executive Officer and Principal Executive Officer of Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust.

Mr. Majewski holds a BS in Accounting from Binghamton University.

James R. Matthews. Mr. Matthews was appointed to the Board as a representative of the Adviser and the Trident private equity funds (the “Trident Funds”). Mr. Matthews is currently a Managing Director of Stone Point (since October 2011), which manages the Trident Funds. Mr. Matthews is a member of the Adviser’s Board of Managers. He joined Stone Point from Evercore Partners Inc., where he was a Senior Managing Director and Co-Head of Private Equity. From 2000 to 2007, Mr. Matthews was with Welsh, Carson, Anderson & Stowe, where he was a General Partner and focused on investments in the information services and business services sectors. Previously, Mr. Matthews was a General Partner of J.H. Whitney & Co. and started his career as an Analyst in the mergers and acquisitions group of Salomon Brothers Inc. Mr. Matthews is a director of various portfolio companies of the Trident Funds, including Alliant Insurance Services, Inc., HireRight Holdings Corporation, Private Client Select Insurance Services, LLC, Safety TopCo Holdings GP LLC (dba SambaSafety), and Trident AV Holdings, L.P. (dba Verisys). Mr. Matthews holds a B.S. from Boston College and an M.B.A. from the Harvard Graduate School of Business Administration.

Mr. Matthews also serves as Chairman of the Board of Directors of Eagle Point Credit Company, as a director of Eagle Point Income Company, and as a trustee of Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust.

Executive Officers

Information regarding our executive officers who are not Trustees is as follows:

Name, Address and Age(1)	Position(s) Held with the Fund	Term of Office(2) and Length of Time Served	Principal Occupation(s) — During Past 5 Years
Kenneth P. Onorio Age: [ ]	Chief Financial Officer, Principal Accounting Officer and Chief Operating Officer	Since inception	Chief Financial Officer and Chief Operating Officer of Eagle Point Credit Company Inc. since July 2014, Eagle Point Income Company Inc. since October 2018, Eagle Point Institutional Income Fund since January 2022, and Eagle Point Defensive Income Trust since February 2024; Chief Financial Officer of Eagle Point Credit Management LLC (including certain affiliated advisers) since July 2014; Chief Operating Officer of Eagle Point Credit Management LLC (including certain affiliated advisers) since August 2014.

Nauman S. Malik Age: [ ]	Chief Compliance Officer	Since inception	Chief Compliance Officer of Eagle Point Credit Company Inc. since September 2015, Eagle Point Income Company Inc. since October 2018, Eagle Point Institutional Income Fund since January 2022, and Eagle Point Defensive Income Trust since February 2024; General Counsel of Eagle Point Credit Management LLC (including certain affiliated advisers) since June 2015; Chief Compliance Officer of Eagle Point Credit Management LLC (including certain affiliated advisers) from September 2015 to March 2020.

Courtney B. Fandrick Age: [ ]	Secretary	Since inception	Secretary of Eagle Point Credit Company Inc. since September 2015, Eagle Point Income Company Inc. since October 2018, Eagle Point Institutional Income Fund since January 2022, and Eagle Point Defensive Income Trust since February 2024; Chief Compliance Officer of Eagle Point Credit Management LLC (including certain affiliated advisers) since April 2020; Deputy Chief Compliance Officer of Eagle Point Credit Management LLC (including certain affiliated advisers) from December 2014 to March 2020.

(1)	The business address of each of our officers is c/o Eagle Point Enhanced Income Trust, 600 Steamboat Road, Suite 202, Greenwich, Connecticut 06830. All of our officers are officers or employees of the Adviser or affiliated companies.

(2)	Each of our officers holds office until his or her successor is chosen and qualifies, or until his or her earlier resignation or removal.

Kenneth P. Onorio. Mr. Onorio has served as our Chief Financial Officer, Principal Accounting Officer and Chief Operating Officer since inception. Mr. Onorio also serves as Senior Principal, Chief Financial Officer and Chief Operating Officer of the Adviser, Eagle Point Credit Management LLC and Eagle Point Income Management LLC. Prior to joining Eagle Point Credit Management LLC in 2014, Mr. Onorio was an Executive Director within Private Equity and Hedge Fund Administration at JPMorgan Alternative Investment Services from September 2008 to July 2014. During his tenure at JPMorgan, his responsibilities included managing Hedge Fund and Private Equity Fund Administration. Mr. Onorio received his B.S. from Fordham University and is a Certified Public Accountant (inactive).

Mr. Onorio also serves as the Chief Financial Officer and Chief Operating Officer of Eagle Point Income Company and Eagle Point Credit Company, and as the Chief Financial Officer, Principal Accounting Officer and Chief Operating Officer of Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust.

Nauman S. Malik. Mr. Malik has served as our Chief Compliance Officer since inception. Mr. Malik also serves as Senior Principal and General Counsel of the Adviser, Eagle Point Credit Management LLC and Eagle Point Income Management LLC. He was the Chief Compliance Officer of Eagle Point Income Management LLC from October 2018 to March 2020 and Chief Compliance Officer of Eagle Point Credit Management LLC from September 2015 to March 2020. Prior to joining Eagle Point Credit Management LLC, Mr. Malik was a corporate attorney with Dechert LLP. Mr. Malik received his J.D. from Georgetown University Law Center and his B.S. in finance from the University of Pennsylvania’s Wharton School.

Mr. Malik also serves as the Chief Compliance Officer of Eagle Point Income Company, Eagle Point Credit Company, Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust.

Courtney B. Fandrick.   Ms. Fandrick has served as our Secretary since inception. Ms. Fandrick also serves as Principal and Chief Compliance Officer of the Adviser, Eagle Point Credit Management LLC and Eagle Point Income Management LLC. She was the Deputy Chief Compliance Officer of Eagle Point Income Management LLC from October 2018 to March 2020 and Deputy Chief Compliance Officer of Eagle Point Credit Management LLC from December 2014 to March 2020. Prior to joining the Adviser in December 2014, Ms. Fandrick was Senior Compliance Associate at Bridgewater Associates, LP, an investment advisory firm. Ms. Fandrick received her B.A. in Mathematics and Statistics from Miami University and her MBA from University of Phoenix.

Ms. Fandrick also serves as the Secretary of Eagle Point Income Company, Eagle Point Credit Company, Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust.

Trustee Compensation

Our Independent Trustees are entitled to receive annual cash retainer fees and annual fees for serving as a committee chair, determined based on the Fund's net asset value attributable to the shares of beneficial interest and the paid-in, or stated, capital of the preferred shares of beneficial interest as of the beginning of each fiscal quarter. The Independent Trustees are Scott W. Appleby, Kevin F. McDonald, Paul E. Tramontano and Jeffrey L. Weiss. Amounts payable under the arrangement are determined and paid quarterly in arrears as follows:

Fund’s Net Asset Value Attributable to the Shares of Beneficial Interest and the Paid-In, or Stated, Capital of the Preferred Shares of Beneficial Interest	Annual Cash Retainer	Chair of the Audit Committee	Chair of the Nominating and Corporate Governance Committee
$0 to $200 million	$20,000	$4,000	$1,200
> $200 million	$32,000	$6,000	$2,000

Independent Trustees are also reimbursed for reasonable out-of-pocket expenses incurred in attending Board and committee meetings.

Our Independent Trustees received the amounts set forth in the following table from us and our fund complex for the fiscal year ended September 30, 2024:

Name of Trustee	Aggregate Compensation from the Fund(1)(2)(3)	Aggregate Compensation from the Fund Complex(2)(3)(4)
Independent Trustees
Scott W. Appleby	$-	$191,500
Kevin F. McDonald	$-	$180,000
Paul E. Tramontano	$-	$180,000
Jeffrey L. Weiss	$-	$207,500
Interested Trustees
Thomas P. Majewski	—	—
James R. Matthews	—	—

(1)	The business address of each our Trustees is c/o Eagle Point Enhanced Income Trust, 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

(2)	Each Trustee holds an indefinite term until the Trustee’s resignation, removal, or death.

(3)	No compensation is, or is expected to be, paid by us to trustees who are “interested persons” of us, as such term is defined in the 1940 Act, or our officers. We have obtained Trustees’ and officers’ liability insurance on behalf of our Trustees and officers.

(4)	Amounts include compensation in respect to the Fund, Eagle Point Income Company, Eagle Point Credit Company, Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust. Reflects $47,875, $45,000, $45,000 and $51,875 relating to the year ended September 30, 2023 that was payable to each of Mr. Appleby, Mr. McDonald, Mr. Tramontano and Mr. Weiss as of September 30, 2023, respectively, and paid during the year ended September 30, 2024; does not reflect $69,075, $65,000, $65,000 and $75,875 relating to the year ended September 30, 2024 to be paid after the year ended September 30, 2024 to each of Mr. Appleby, Mr. McDonald, Mr. Tramontano and Mr. Weiss, respectively.

Securities Ownership of Trustees

The following table shows the dollar range of Shares beneficially owned by each Trustee in the Fund as of December 31, 2024, unless otherwise noted:

Name of Trustee	Dollar Range of Shares in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies*
Interested Trustees
Thomas P. Majewski	None	None
James R. Matthews	None	None
Independent Trustees
Scott W. Appleby	None	None
Kevin F. McDonald	None	None
Paul E. Tramontano	None	None
Jeffrey L. Weiss	None	None

* The Fund’s family of investment companies includes Eagle Point Institutional Income Fund and Eagle Point Defensive Income Trust.

Miscellaneous

The Trust, the Adviser and the Distributor (as defined below) have adopted codes of ethics under Rule 17j-1 of the Act that permit personnel subject to their particular codes of ethics to invest in securities, including securities that may be purchased or held by the Fund.

Approval of the Investment Advisory Agreement

The Investment Advisory Agreement will remain in effect for an initial period of two years and continue on an annual basis thereafter so long as such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Trustees by vote cast at a meeting called for the purpose of voting on such approval. The Investment Advisory Agreement is terminable without penalty, on 60 days’ prior written notice: by the Board; by vote of a majority of the outstanding voting securities of the Fund; or by the Adviser. The Investment Advisory Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.

In consideration of the management and administrative services provided by the Adviser to the Fund, the Fund pays, out of the Fund’s assets, the Adviser a management fee (the “Management Fee”) at the annual rate of 1.50% of the Fund’s Managed Assets and an Incentive Fee (as defined below). “Managed Assets” means our total assets (including assets attributable to our use of leverage) minus the sum of our accrued liabilities (other than liabilities incurred for the purpose of creating leverage).

The Investment Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the Investment Advisory Agreement, the Adviser is not liable for any loss the Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security.

A discussion of the factors considered by the Fund’s Board of Trustees in approving the Investment Advisory Agreement is set forth in the Fund’s semi-annual report on Form N-CSR for the period ending March 31, 2024, which is publicly filed with the SEC.

Distributor

Eagle Point Securities LLC (the “Distributor”) serves as the Fund’s principal underwriter and acts as a distributor of the Fund pursuant to a distribution and dealer manager agreement (“Distribution and Dealer Manager Agreement”). The principal office of the Distributor is located at 600 Steamboat Road, Suite 202, Greenwich, CT 06830. Under the Distribution and Dealer Manager Agreement, the Distributor, as agent of the Fund, agrees to use its best efforts as distributor of the Fund’s shares. Pursuant to the terms of the Distribution and Dealer Manager Agreement, the Distribution and Dealer Manager Agreement can be terminated by either party with 60 days’ written notice.

Other Accounts Managed by the Members of the Adviser’s Investment Committee

Because the members of the Adviser’s Investment Committee may manage assets for other investment companies, pooled investment vehicles, and/or other accounts (including institutional clients, pension plans and certain high net worth individuals), there may be an incentive to favor one client over another resulting in conflicts of interest. For instance, the Adviser may receive fees from certain accounts that are higher than the fee it receives from the Fund, or it may receive additional performance-based fees on certain accounts. In those instances, the members of the Adviser’s Investment Committee may have an incentive to favor the higher and/or additional performance-based fee accounts over the Fund. In addition, a conflict of interest could exist to the extent the Adviser has proprietary investments in certain accounts, where members of the Adviser’s Investment Committee have personal investments in certain accounts or when certain accounts are investment options in the Adviser’s employee benefits and/or deferred compensation plans. The members of the Adviser’s Investment Committee may have an incentive to favor these accounts over others. If the Adviser manages accounts that engage in short sales of securities of the type in which the Fund invests, the Adviser could be seen as harming the performance of the Fund for the benefit of the accounts engaging in short sales if the short sales cause the market value of the securities to fall. The Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

The following table shows information regarding accounts (other than the Fund) managed by each named member of the Adviser’s Investment Committee as of September 30, 2024:

	Number of Accounts	Total Assets in Accounts ($ million)	Number of Accounts Subject to a Performance- Based Advisory Fee	Total Assets in Accounts Subject to a Performance- Based Advisory Fee ($ million)
Thomas P. Majewski
Registered Investment Companies	4	$1,905	4	$1,501
Other Pooled Investment Vehicles	15	$3,675	9	$2,941.7
Other Accounts	64	$5,965	32	$2,397.4

	Number of Accounts	Total Assets in Accounts ($ million)	Number of Accounts Subject to a Performance- Based Advisory Fee	Total Assets in Accounts Subject to a Performance- Based Advisory Fee ($ million)
Daniel W. Ko
Registered Investment Companies	4	$1,905	4	$1,501
Other Pooled Investment Vehicles	15	$3,675	9	$2,941.7
Other Accounts	64	$5,965	32	$2,397.4

	Number of Accounts	Total Assets in Accounts ($ million)	Number of Accounts Subject to a Performance- Based Advisory Fee	Total Assets in Accounts Subject to a Performance- Based Advisory Fee ($ million)
Daniel M. Spinner
Registered Investment Companies	4	$1,905	4	$1,501
Other Pooled Investment Vehicles	15	$3,675	9	$2,941.7
Other Accounts	64	$5,965	32	$2,397.4

*	Total Assets are estimated and unaudited and may vary from final audited figures. Total assets exclude amounts invested in the equity of another investment vehicle managed by the member of the Adviser’s Investment Committee so as to avoid double counting.

Securities Ownership of Members of the Adviser’s Investment Committee

The table below sets forth the dollar range of the value of the shares of the registrant’s common shares which are owned beneficially by each member of the Adviser’s investment committee as of September 30, 2024. For purposes of this table, beneficial ownership is defined to mean a direct or indirect pecuniary interest.

Name of Member of Adviser’s Investment Committee	Dollar Range of Equity Securities in the Fund(1)
Thomas P. Majewski	None
Daniel W. Ko	None
Daniel M. Spinner	None

(1)	Dollar ranges are as follows: None, $1 — $10,000, $10,001 — $50,000, $50,001 — $100,000, $100,001 — $500,000, $500,001 — $1,000,000 and over $1,000,000.

Compensation of Members of the Adviser’s Investment Committee

The investment professionals are paid out of the total revenues of the Adviser and certain of its affiliates, including the advisory fees earned with respect to providing advisory services to us. Professional compensation at the Adviser is structured so that key professionals benefit from strong investment performance generated on the accounts that the Adviser and such affiliates manage and from their longevity with the Adviser. Each member of the Adviser’s Investment Committee has indirect equity ownership interests in the Adviser and related long-term incentives. Members of the Investment Committee also receive a fixed base salary and an annual market and performance-based cash bonus. The bonus is determined by the Adviser’s Board of Managers, and is based on both quantitative and qualitative analysis of several factors, including the profitability of the Adviser and the contribution of the individual employee. Many of the factors considered by management in reaching its compensation determinations will be impacted by our long-term performance and the value of our assets as well as the portfolios managed for the Adviser’s and such affiliates’ other clients.

Investment Advisory Agreement

Services. Subject to the overall supervision of our Board of Trustees, the Adviser manages the day-to-day operations of, and provides investment advisory and management services to, us. Under the terms of our Investment Advisory Agreement, the Adviser:

●	determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

●	identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective investments);

●	executes, closes, services and monitors the investments we make;

●	determines the securities and other assets that we purchase, retain or sell; and

●	provides us with such other investment advisory, research and related services as we may from time to time reasonably require for the investment of our funds.

The Adviser’s services under the Investment Advisory Agreement are not exclusive, and both it and its members, officers and employees are free to furnish similar services to other persons and entities so long as its services to us are not impaired.

The Investment Advisory Agreement was approved by the Board of Trustees at a meeting held on August 9, 2023. A discussion regarding the basis for the Board of Trustees’ previous approval of the Investment Advisory Agreement is included in our semi-annual report for the period ended March 31, 2024.

Duration and Termination.   Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect for an initial period of two years and continue on an annual basis thereafter if approved annually by our Board of Trustees or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our Trustees who are not “interested persons” of any party to such agreement, as such term is defined in Section 2(a)(19) of the 1940 Act. The Investment Advisory Agreement will automatically terminate in the event of its assignment. The Investment Advisory Agreement may also be terminated by our Board of Trustees or the affirmative vote of a majority of our outstanding voting securities without penalty upon not less than 60 days’ written notice to the Adviser and by the Adviser upon not less than 90 days’ written notice to us.

Indemnification.   The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Adviser and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as our investment adviser.

Management Fee and Incentive Fee

We pay the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components — a base management fee and an incentive fee.

Base management fee. Our Management Fee is calculated monthly and payable quarterly in arrears at an annual rate equal to 1.50% of our Managed Assets at the end of the most recently completed calendar month, provided, that, if the Fund calculates its net asset value more frequently than monthly, the base management fee shall be calculated on the same frequency as the net asset value is calculated. In addition, the base management fee for any partial calculation period is prorated (based on the number of days actually elapsed at the end of such calculation period relative to the total number of days in such calculation period). “Managed Assets” means the Fund’s total assets (including assets attributable to the Fund’s use of leverage) minus the sum of the Fund’s accrued liabilities (other than liabilities incurred for the purpose of creating leverage).

Incentive fee. The incentive fee is payable quarterly in arrears and equals 15% of our “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter, subject to a preferred return, or “hurdle,” of 2.00% of our NAV (8.00% annualized) and a “catch up” feature (the “Incentive Fee”). For this purpose, “Pre-Incentive Fee Net Investment Income” means (a) interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees) accrued during the calendar quarter, minus (b) our operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement to Eagle Point Administration, and any interest expense and/or dividends paid on any issued and outstanding debt or preferred shares, but excluding the organizational and offering expenses and the incentive fee) after giving application to any reimbursement or recoupment under any expense limitation agreement to which the Fund may be a party, as may be amended from time to time (the “Expense Limitation and Reimbursement Agreement”). No incentive fee is payable to the Adviser on capital gains, whether realized or unrealized. In addition, the amount of the Incentive Fee is not affected by any realized or unrealized losses that we may suffer. See “Management — Management Fee and Incentive Fee” in the prospectus.

During the fiscal year ended September 30, 2024, we incurred base management and incentive fees of $658,421 pursuant to the Investment Advisory Agreement, all of which was voluntarily waived and is not subject to recoupment by the Adviser.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to the Adviser. The Proxy Voting Policies and Procedures of the Adviser are set forth below. The guidelines will be reviewed periodically by the Adviser and our Independent Trustees, and, accordingly, are subject to change. For purposes of these Proxy Voting Policies and Procedures described below, “we,” “our” and “us” refers to Eagle Point Enhanced Income Management LLC.

Introduction

An investment adviser registered under the Advisers Act has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, we recognize that we must vote client securities in a timely manner free of conflicts of interest and in the best interests of our clients.

These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

Based on the nature of our investment strategy, we do not expect to receive proxy proposals but may from time to time receive amendments, consents or resolutions applicable to investments held by us. It is our general policy to exercise our voting or consent authority in a manner that serves the interests of the Fund’s Shareholders. We may occasionally be subject to material conflicts of interest in voting proxies due to business or personal relationships we maintain with persons having an interest in the outcome of certain votes. If at any time we become aware of a material conflict of interest relating to a particular proxy proposal, our chief compliance officer will review the proposal and determine how to vote the proxy in a manner consistent with interests of the Fund’s Shareholders.

Proxy Voting Records

Information regarding how we voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available, without charge: (1) upon request, by calling toll free (844) 810-6501; (2) on the Fund’s website at www.EPEnhanced.com; or (3) on the SEC’s website at http://www.sec.gov. You may also obtain information about how we voted proxies by making a written request for proxy voting information to: Eagle Point Enhanced Income Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

Privacy Policy

We are committed to protecting your privacy. This privacy notice explains our privacy policies and those of our affiliated companies. The terms of this notice apply to both current and former Shareholders. We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. With regard to this information, we maintain procedural safeguards that are reasonably designed to comply with federal standards. We have implemented procedures that are designed to restrict access to your personal information to authorized employees of the Adviser, the Administrator and their affiliates who need to know your personal information to perform their jobs, and in connection with servicing your account. Our goal is to limit the collection and use of information about you. While we may share your personal information with our affiliates in connection with servicing your account, our affiliates are not permitted to share your information with non-affiliated entities, except as permitted or required by law.

When you purchase Shares and in the course of providing you with products and services, we and certain of our service providers, such as a distributor or transfer agent, may collect personal information about you, such as your name, address, social security number or tax identification number. This information may come from sources such as account applications and other forms, from other written, electronic or verbal correspondence, from your transactions, from your brokerage or financial advisory firm, financial adviser or consultant, and/or information captured on applicable websites.

We do not disclose any personal information provided by you or gathered by us to non-affiliated third parties, except as permitted or required by law or for our everyday business purposes, such as to process transactions or service your account. For example, we may share your personal information in order to send you annual and semiannual reports, proxy statements and other information required by law, and to send you information we believe may be of interest to you. We may disclose your personal information to unaffiliated third party financial service providers (which may include a custodian, transfer agent, accountant or financial printer) who need to know that information in order to provide services to you or to us. These companies are required to protect your information and use it solely for the purpose for which they received it or as otherwise permitted by law. We may also provide your personal information to your brokerage or financial advisory firm and/or to your financial adviser or consultant, as well as to professional advisors, such as accountants, lawyers and consultants.

We reserve the right to disclose or report personal or account information to non-affiliated third parties in limited circumstances where we believe in good faith that disclosure is required by law, such as in accordance with a court order or at the request of government regulators or law enforcement authorities or to protect our rights or property. We may also disclose your personal information to a non-affiliated third party at your request or if you consent in writing to the disclosure.

Third Parties

To assist in its responsibility for voting proxies, the Adviser may from time to time retain experts in the proxy voting and corporate governance area as proxy research providers (“Research Providers”). The services provided to the Adviser by the Research Providers would include in depth research, global issuer analysis, and voting recommendations. While the Adviser may review and utilize recommendations made by the Research Providers in making proxy voting decisions, it is in no way obligated to follow any such recommendations. In addition to research, the Research Providers could provide vote execution, reporting and recordkeeping. The Board would carefully monitor and supervise the services provided by any Research Providers.

BROKERAGE ALLOCATION AND FEES

Since we expect to acquire and dispose of most of our investments in privately negotiated transactions or in the over-the-counter markets, we generally do not expect to pay a stated brokerage commission. However, to the extent a broker-dealer is involved in a transaction, the price paid or received by us may reflect a mark-up or mark-down. Subject to policies established by our Board of Trustees, the Adviser will be primarily responsible for selecting brokers and dealers to execute transactions with respect to the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. The Adviser does not expect to execute transactions through any particular broker or dealer but will seek to obtain the best net results for us under the circumstances, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. The Adviser generally will seek reasonably competitive trade execution costs but will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements and consistent with Section 28(e) of the Exchange Act, the Adviser may select a broker based upon brokerage or research services provided. In return for such services, we may pay a higher commission than other brokers would charge if the Adviser determines in good faith that such commission is reasonable in relation to the services provided.

For the fiscal year ended September 30, 2024, the Fund paid $619.55 in brokerage commissions.

ADMINISTRATOR

The Administrator and the Administration Agreement

The Board of Trustees has appointed Eagle Point Administration LLC as our administrator (the “Administrator”). Eagle Point Administration LLC has its principal office at 600 Steamboat Road, Suite 202, Greenwich, CT 06830. We have entered into the Administration Agreement, pursuant to which the Administrator furnishes us with office facilities, equipment and clerical, bookkeeping and record-keeping services at such facilities. Under the Administration Agreement, the Administrator performs, or arranges for the performance of, our required administrative services, which include being responsible for the financial records which we are required to maintain and preparing reports to our Shareholders. In addition, the Administrator provides us with accounting services; assists us in determining and publishing our NAV; oversees the preparation and filing of our tax returns; monitors our compliance with tax laws and regulations; and prepares, and assists us with any audits by an independent public accounting firm of, our financial statements. The Administrator is also responsible for the printing and dissemination of reports to our Shareholders and the maintenance of our website; provides support for our investor relations; generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others; and provides such other administrative services as we may from time to time designate. Payments under the Administration Agreement are equal to an amount based upon our allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and our allocable portion of the compensation of our chief financial officer and chief compliance officer and our allocable portion of the compensation of any administrative support staff. Our allocable portion of such total compensation is based on an allocation of the time spent on us relative to other matters. To the extent the Administrator outsources any of its functions, we pay the fees on a direct basis, without profit to the Administrator. The Administrator has the ability to delegate responsibilities to sub-administrators. Certain accounting and other services have been delegated by the Administrator to SS&C Technologies, Inc., or “Sub-Administrator,” for which the fee is calculated based on our net assets (subject to a monthly minimum). The Administration Agreement may be terminated by us without penalty upon not less than 60 days’ written notice to the Administrator and by the Administrator upon not less than 90 days’ written notice to us. The Administration Agreement will remain in effect if approved by the Board of Trustees, including by a majority of our Independent Trustees, on an annual basis.

When considering the approval of the Administration Agreement, the Board of Trustees considers, among other factors, (i) the reasonableness of the compensation paid by us to the Administrator and any third-party service providers in light of the services provided, the quality of such services, any cost savings to us as a result of the arrangements and any conflicts of interest, (ii) the methodology employed by the Administrator in determining how certain expenses are allocated to the Fund, (iii) the breadth, depth and quality of such administrative services provided, (iv) certain comparative information on expenses borne by other companies for somewhat similar services known to be available and (v) the possibility of obtaining such services from a third party. The Administration Agreement was approved by the Board of Trustees on August 9, 2023.

During the fiscal year ended September 30, 2024, we incurred expenses of $0 under, and paid $0 to the Fund’s Administrator, pursuant to the Administration Agreement.

During the fiscal year ended September 30, 2024, we incurred expenses of $107,665 under, and paid $83,737 to the Fund’s sub-administrator pursuant to the Administration Agreement.

Limitation on Liability and Indemnification

The Administration Agreement provides that the Administrator and its officers, directors, employees agents, control persons and affiliates are not liable to us or any of our Shareholders for any act or omission by it or its employees in the supervision or management of our investment activities or for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) or losses sustained by us or our Shareholders, except that the foregoing exculpation does not extend to any act or omission constituting willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations under the Administration Agreement. The Administration Agreement also provides for indemnification by us of the Administrator’s members, directors, officers, employees, agents, control persons and affiliates for liabilities incurred by them in connection with their services to us, subject to the same limitations and to certain conditions.

CUSTODIAN AND TRANSFER AGENT

Our portfolio securities are held pursuant to a custodian agreement between us and Computershare Trust Company, N.A. The principal business address of Computershare Trust Company, N.A. is 9062 Old Annapolis Road, Columbia, Maryland 21045.

SS&C Technologies, Inc. serves as our transfer agent, registrar, dividend disbursement agent and stockholder servicing agent, as well as agent for our DRIP. The principal business address of SS&C Technologies, Inc. is 80 Lamberton Rd, Windsor, Connecticut 06095.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[ ], an independent registered public accounting firm located at [ ], provides audit services, tax return preparation, and assistance and consultation with respect to the preparation of filings with the SEC.

DISTRIBUTOR

Eagle Point Securities LLC serves as the Fund’s principal underwriter and acts as a distributor of the Fund’s Shares on a best efforts basis. The Distributor’s principal business address is 1290 Broadway, Suite 1000, Denver, Colorado 80203.

LEGAL COUNSEL

Certain legal matters in connection with the securities offered by the prospectus will be passed upon for us by Dechert LLP, Boston, Massachusetts. Dechert LLP also represents the Adviser.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

As of [ ], 2025, and based on statements publicly filed with the SEC, the following Shareholder owned of record 5% or more of the outstanding Shares of the Fund:

Name/Address	Percentage of Shares
[ ]	[ ]%

Under the 1940 Act, a control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. As of [ ], 2025, the Trustees and Officers of the Fund as a group owned less than [1%] of the outstanding shares of beneficial interest of each class of the Fund.

REPORTS TO SHAREHOLDERS

The Fund will furnish to its Shareholders as soon as practicable after the end of each taxable year such information as is necessary for such Shareholders to complete Federal and state income tax or information returns, along with any other tax information required by law. The Fund will prepare and transmit to its Shareholders a semi-annual and an annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act.

FISCAL YEAR

For accounting purposes, the fiscal year of the Fund is the 12-month period ending on September 30th. The 12-month period ending September 30th of each year will be the taxable year of the Fund unless otherwise determined by the Fund.

CONSOLIDATED FINANCIAL STATEMENTS

[The consolidated financial statements of the Fund as of September 30, 2024, and for the period from October 1, 2023 (commencement of operations) through October 13, 2023 and the period from October 14, 2023 through September 30, 2024, contained in the Fund’s 2024 Annual Report, have been incorporated by reference herein in reliance upon the report of [ ], independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. No other parts of any Annual Report are incorporated by reference herein. Because Class [ ] Shares have not commenced operations as of the date of this Prospectus, financial statements for Class [ ] are not available. A copy of the Fund’s Annual Report and Semi-Annual Report may be obtained upon request and without charge by writing Eagle Point Enhanced Income Trust, 600 Steamboat Road, Suite 202, Greenwich, CT 06830, visiting www.EPEnhanced.com, or by calling Eagle Point Enhanced Income Trust, at (844) 810-6501.]

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

Financial Statements

Part A:	[The audited financial highlights of the Registrant contained in the Fund’s annual report for the period ended September 30, 2024 are incorporated by reference in Part A of this registration statement in the section entitled “Consolidated Financial Highlights.”]

Part B:	[Incorporated by reference to the Fund’s annual report for the period ended September 30, 2024, filed electronically pursuant to Section 30(b)(2) of the Investment Company Act of 1940.]

Exhibits

(a)(1)	Certificate of Trust dated August 7, 2023 (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-274966, filed October 13, 2023).

(a)(2)	Third Amended and Restated Declaration of Trust dated July 30, 2024 (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-274966, filed January 28, 2025).

(a)(3)	Supplement to the Amended and Restated Declaration of Trust dated November 15, 2024 (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-274966, filed January 28, 2025).

(b)	Amended and Restated By-Laws dated February 12, 2025 (filed herewith).

(c)	Not applicable.

(d)	Form of Multiple Class Plan (filed herewith).

(e)	Distribution Reinvestment Plan (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-274966, filed May 29, 2024).

(f)	Not applicable.

(g)	Investment Advisory Agreement between the Registrant and Eagle Point Enhanced Income Management LLC (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-274966, filed March 28, 2024).

(h)(1)	Form of Distribution and Dealer Manager Agreement (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-274966, filed May 29, 2024).

(h)(2)	Form of Broker-Dealer Selling Agreement (see Exhibit (h)(1)).

(h)(3)	Form of Distribution and Service Plan (filed herewith).

(i)	Not applicable.

(j)(1)	Custodial Agreement (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-274966, filed March 28, 2024).

(k)(1)	Services Agreement (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-274966, filed March 28, 2024).

(k)(2)	Administration Agreement (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-274966, filed March 28, 2024).

(k)(3)	Amended and Restated Expense Limitation and Reimbursement Agreement (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-274966, filed June 4, 2024).

(k)(4)	Amended and Restated Organizational and Offering Expense Support and Reimbursement Agreement (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-274966, filed March 28, 2024).

(l)	Opinion and Consent of Counsel (to be filed by amendment).

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm (to be filed by amendment).

(o)	Not applicable.

(p)	Form of Investor Application (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-274966, filed March 28, 2024).

(q)	Not applicable.

(r)(1)	Code of Ethics of Registrant (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-274966, filed March 28, 2024).

(r)(2)	Code of Ethics of Eagle Point Enhanced Income Management LLC and Eagle Point Securities LLC (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-274966, filed January 28, 2025).

(s)	Not applicable.

(t)	Powers of Attorney (incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-274966, filed October 13, 2023).

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the prospectus that forms a part of this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

Eagle Point Enhanced Income Investor Sub (Cayman) Ltd., a Cayman Islands exempted company, is a wholly-owned subsidiary of the Registrant and was included in the Registrant’s consolidated financial statements.

Eagle Point Enhanced Income Investor Sub (US) LLC, a Delaware limited liability company, is a wholly-owned subsidiary of the Registrant and was included in the Registrant’s consolidated financial statements.

Item 29. Number of Holders of Securities

Set forth below is the number of record holders as of May 28, 2025 of the securities of the Fund.

Title of Class	Number of Record Holders
Class AA Shares of Beneficial Interest	93
Class A Shares of Beneficial Interest	None
Class C Shares of Beneficial Interest	None
Class I Shares of Beneficial Interest	None
Class S Shares of Beneficial Interest	None
Series A Term Cumulative Preferred Shares due 2029	1

Item 30. Indemnification

Sections 7 and 8 of the Third Amended and Restated Declaration of Trust of Eagle Point Enhanced Income Trust, a Delaware statutory trust, provides for indemnification of the Trustees, officers and agents of the Trust, subject to certain limitations. The Third Amended and Restated Declaration of Trust is incorporated by reference to Exhibit (a)(2).

The Investment Advisory Agreement provides that the Adviser will not be liable for or any error of judgment or mistake of law or for any loss suffered by the Fund, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser or from reckless disregard by the Adviser of its obligations or duties under the Investment Advisory Agreement. The Investment Advisory Agreement is incorporated by reference as Exhibit (g) to the Registrant’s Registration Statement.

The Distribution and Dealer Manager Agreement between the Registrant and Eagle Point Securities LLC (“Eagle Point Securities”). Eagle Point Securities provides that the Registrant will indemnify Eagle Point Securities against certain liabilities. The Distribution and Dealer Manager Agreement is incorporated by reference as Exhibit (h)(1) to the Registrant’s Registration Statement.

The Registrant has entered into indemnification agreements with its officers and trustees. The indemnification agreements are intended to provide the Registrant’s officers and trustees the maximum indemnification permitted under Delaware law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the trustee who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-128835), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Eagle Point Enhanced Income Trust, 600 Steamboat Road, Suite 202, Greenwich, CT 06830;

(2)	the Transfer Agent, SS&C Technologies, Inc., 80 Lamberton Rd, Windsor, Connecticut 06095;

(3)	the Custodian, Computershare Trust Company, N.A., 9062 Old Annapolis Road, Columbia, Maryland 21045; and

(4)	the Adviser, Eagle Point Enhanced Income Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1)	Registrant undertakes to suspend the offering of its Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	not applicable;

(2)	if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	Not Applicable.

(5)	Not Applicable.

(6)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Greenwich, in the State of Connecticut, on the 29th day of May, 2025.

Eagle Point Enhanced Income Trust

By:	/s/ Thomas P. Majewski
Thomas P. Majewski
Chief Executive Officer and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to its Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Thomas P. Majewski	Chair of the Board of Trustees, Chief Executive Officer, and Principal Executive Officer	May 29, 2025
Thomas P. Majewski

/s/ Kenneth P. Onorio	Chief Financial Officer, Principal Accounting Officer and Chief Operating Officer	May 29, 2025
Kenneth P. Onorio

*	Trustee	May 29, 2025
James R. Matthews

*	Trustee	May 29, 2025
Scott W. Appleby

*	Trustee	May 29, 2025
Kevin F. McDonald

*	Trustee	May 29, 2025
Paul E. Tramontano

*	Trustee	May 29, 2025
Jeffrey L. Weiss

*By:	/s/ Thomas P. Majewski
	Name:	Thomas P. Majewski
	Title:	Attorney-in-fact
(Pursuant to Powers of Attorney previously filed)

EXHIBIT INDEX

(b)	Amended and Restated By-Laws dated February 12, 2025

(d)	Form of Multiple Class Plan

(h)(3)	Form of Distribution and Service Plan